WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

02015242

February 14, 2002

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

RECEIVED FEB 15 2002 316

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of a Circular to Shareholders and covering transmittal letter, listing particulars relating to the issuance of Ordinary Shares and B Shares of Marks & Spencer Group p.l.c. and a Disclosure of Interest in Voting Shares, each of which was released to the London Stock Exchange on January 29, 2002.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the announcement and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Yours sincerely,

By: [signature]
David H. Wollmuth
Authorized Representative

cc: Julia K. Cowles

dlw 2/21

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

RECEIVED
FEB 15 2002
316

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82.1961
Your ref:

Date 29 January 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

Graham Oakley
Company Secretary

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

29 January 2002

DISCLOSURE OF INTEREST IN VOTING SHARES

Marks and Spencer p.l.c. has been notified today that:

1. On 18 January 2002 Brandes was interested in 98,826,489 ordinary shares and 16,366,274 American Depository Receipts in Marks and Spencer p.l.c., which together represent the equivalent of 197,024,133 ordinary shares - approximately 6.9% of the issued share capital of the Company.

2. On 18 January 2002 Legal & General was interested in 86,351,717 ordinary shares in Marks and Spencer p.l.c. representing 3.0% of the issued share capital of the Company.

3. On 25 January 2002 Franklin Resources Inc was interested in 78,385,768 ordinary shares which represented 2.75% of the issued share capital of the Company.

MISS P J BEARD

0207 268 6499

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Proposals for a Return of £2 billion to Shareholders

MARKS & SPENCER

29 January 2002

Dear Shareholder

Proposals for a Return of £2 billion to Shareholders

On 29 March 2001, we announced the conclusions of our wide-ranging and detailed strategic review of the business and our intention to improve the capital structure of the business and return approximately £2 billion to Shareholders. I am writing to you today to seek your support for the resolutions that allow us to put in place procedures to return this £2 billion to you. Before making any decision, please read the full details of the Proposals including the reasons for the Return of £2 billion set out in the accompanying Circular, which also contains the recommendation of the Board.

Your Board has made good progress against its strategic objectives. We have embarked on our recovery plan for clothing and we have focused on continued growth in food, home and beauty. We have exited from our Continental European businesses, sold Brooks Brothers and continue to pursue a purchaser for Kings Super Markets.

In order to return the £2 billion, we are asking for your approval at an Extraordinary General Meeting and at a meeting convened by the High Court. Both of these meetings are to be held on 28 February 2002 at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD.

Whilst you do not have to attend the Shareholder meetings to vote on the Proposals, your support is important to us. Therefore, I encourage you to vote on the Proposals by completing, signing and returning the enclosed Forms of Proxy.

As a result of Shareholder support you will own New Ordinary Shares and B Shares in a new holding company, Marks and Spencer Group p.l.c.. It is through the B Shares that you as Shareholders will have the opportunity to receive cash. To receive your cash you will need to choose when you want your B Shares to be redeemed. You will need to state your choice by completing the enclosed Form of Election.

I apologise for the length of the enclosed documents and that the mechanism might appear complex. If after reading the enclosed documents you have any further questions please ring the Shareholder Helpline on freephone 0800 035 2780 (or +44 20 7864 9090 from outside the UK) for assistance. However, the Shareholder Helpline is only able to provide information on the Proposals contained in the Circular and is unable to give advice on their merits or to provide financial or taxation advice.

Please **return** your **Forms of Proxy** and your **Form of Election** when you have made your decision. Thank you on behalf of the Board and employees of Marks & Spencer for your continued support.

Yours sincerely

Luc Vandevelde

Luc Vandevelde
Chairman and Chief Executive

The purpose of this letter is to introduce the Proposals contained in the accompanying Circular which should be read before taking any decision. This letter is not a summary of the Proposals and should not be regarded as a substitute for reading the accompanying Circular. This letter uses the definitions set out in the Circular.

The directors of Marks and Spencer p.l.c. accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Marks and Spencer p.l.c. (who have taken all reasonable care to ensure that such is that case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document, which is published by Marks and Spencer p.l.c. has been approved by Cazenove & Co. Ltd of 12 Tokenhouse Yard, London EC2R 7AN solely and specifically for the purposes of Section 21 of the Financial Services and Markets Act 2000. Cazenove, which is regulated by Financial Services Authority, is acting for Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. and no one else in connection with the Proposals and will not be responsible to anyone other than Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. for providing the protections afforded to customers of Cazenove or for giving advice in relation to the Proposals.

Some Questions and Answers on the Proposals

What are the Proposals?

The Proposals comprise the method by which Marks & Spencer intends to return approximately £2 billion to its Shareholders. Marks & Spencer undertook to deliver a Return of £2 billion to its Shareholders by the end of March 2002.

In order to enable us to effect the Return of £2 billion and maintain sufficient distributable reserves we need to undergo a scheme of arrangement and a reduction of capital. The Scheme of Arrangement involves the creation of a new holding company structure for the Group, and the subsequent Marks & Spencer Group Reduction of Capital allows us to create distributable reserves which will give us, amongst other things, additional financial flexibility.

Why do we need a new holding company?

A new holding company structure is required in order for us to undertake the subsequent reduction of capital. This allows Marks & Spencer Group to create distributable reserves which it will have available for distribution to Shareholders. It will therefore allow the £2 billion to be returned to Shareholders without using any of Marks & Spencer's existing distributable reserves.

Why do we need a Scheme of Arrangement?

The simplest procedure to create the proposed new holding company structure is a scheme of arrangement which requires the approval of the High Court.

What is the Return of £2 billion worth to me?

For every Existing Ordinary Share which you hold at 5.00 p.m. on 18 March 2002, Marks & Spencer is proposing to return to you 70 pence. The Return of £2 billion will be achieved through the issue of B Shares and subsequent redemption by you.

What will I receive?

For every 21 Existing Ordinary Share you hold at 5.00 p.m. on 18 March 2002 you will receive 17 New Ordinary Shares and 21 B Shares.

Why are there two meetings and do I need to attend?

There are two shareholder meetings, a Court Meeting and an EGM, which are being called for different purposes.

The Court Meeting, which will be held immediately before the EGM, is being held at the direction of the High Court. Its purpose is to seek the approval of Marks & Spencer Shareholders for the Scheme of Arrangement so the Court has authority to sanction the Scheme of Arrangement. The EGM is being called to enable Marks & Spencer Shareholders to vote on the Proposals and to authorise the Directors to implement them. You are entitled, but not required, to attend the Court Meeting and the EGM. If you do not attend, you are still entitled to vote at both meetings by completing the enclosed Forms of Proxy.

Do I need to vote on the Proposals?

It is important that as many Marks & Spencer Shareholders as possible cast their votes at the Court Meeting so that the High Court is satisfied that there is a fair representation of shareholder opinion. **Your votes count.**

What are the choices available to me for my B Shares?

It is through the B Shares that you, as a Shareholder, have the opportunity to receive cash. You have an important choice to make about when you want to have your B Shares redeemed and therefore when you receive your cash. In reaching your view you should consider your own personal tax position. You have two choices for your B Shares:

Choice 1: Immediate 70 pence Redemption

You may elect to have your B Shares redeemed by Marks & Spencer Group at 70 pence per B Share on 25 March 2002. If you do this, a cheque for the proceeds will be despatched to you by 28 March 2002; or

Choice 2: Deferred 70 pence Redemption

You may keep your B Shares and receive a continuing non-cumulative dividend of 75 per cent of 6 months' LIBOR, payable semi-annually in arrears on the nominal amount of 70 pence per B Share, with the first dividend being paid on 25 September 2002. Thereafter you will be given the opportunity to have your B Shares redeemed by Marks & Spencer Group at least twice a year, at 70 pence per B Share. Your next opportunity to redeem will be September 2002.

How do I notify Marks & Spencer Group of my preferred choice of treatment of my B Shares?

You should indicate your choice by completing and signing the enclosed Form of Election and returning it to Lloyds TSB Registrars in the reply paid envelope by 6.00 p.m. on 22 March 2002. CREST Shareholders, wishing to have their B Shares redeemed on 25 March 2002, must submit a USE instruction by 4.30 p.m. on 22 March 2002.

When will I receive my cash?

If you elect for Choice 1 you will receive your 70 pence per B Share by cheque which will be despatched to you by the 28 March. If you hold your shares in CREST, your CREST account will be credited on 28 March 2002. If you elect for Choice 2 your first semi annual dividend will be payable on 25 September 2002. The time of receipt of your redemption payment of 70 pence per B Share under Choice 2 will depend on when you choose to have your B Shares redeemed.

Printed on Nimrod Silk paper made from
an elemental chlorine-free bleached pulp,
sourced from sustainable forestry.

Printed by **St Ives Burrups** B650749/6447


Welcome t
MARKS &
SPENCE

Marks and Spencer p.l.c.
Proposed Return of £2 billion to Shareholders

Circular to Shareholders

Shareholders are advised to read the document carefully.
If you have any queries please contact our

Shareholder Helpline on

Freephone 0800 035 2780

(or + 44 20 7864 9090 if you are calling from outside the UK).

This helpline is available from:
8.30 a.m. to 6.30 p.m. Monday to Friday (UK time).

Note: For legal reasons the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Proposals or to provide financial or taxation advice.

The Circular and Listing Particulars are available on our website until 31 March 2002 at www.marksandspencer.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 3 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. *When considering what action you should take, you should seek your own personal financial advice immediately from your* stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document and the other enclosed documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

This document should be read in conjunction with accompanying documents including the Forms of Proxy and Form of Election. A copy of the Listing Particulars of Marks and Spencer Group p.l.c. has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000 and they are available free of charge at the address of the registered office of Marks and Spencer p.l.c. as set out in paragraph 21 of Part 3.

MARKS &
SPENCER

Marks and Spencer p.l.c.

(Incorporated and registered in England and Wales under the Companies Act, registered number 214436)

Proposed Return of £2 billion to Shareholders

by way of a

capital reorganisation

Meetings of Marks & Spencer Shareholders to consider the Proposals contained in this document will be held on 28 February 2002. The Court Meeting will start at 10.00 a.m. on that date and the Extraordinary General Meeting (the "EGM") at 10.15 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned). Your Board is unanimously recommending you to vote in favour of the Proposals. You should complete, sign and return your Forms of Proxy for each of the Court Meeting and the EGM to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6AU as soon as possible but in any event to arrive not later than 10.00 a.m. and 10.15 a.m. respectively on 26 February 2002.

Application has been made to the UK Listing Authority for the New Ordinary Shares and the B Shares arising from the proposed reorganisation to be admitted to the Official List and for trading on the London Stock Exchange's market for listed securities. It is expected that dealings in the Existing Ordinary Shares will continue until the close of business on 18 March 2002 and that Admission of the New Ordinary Shares and the B Shares will become effective and that unconditional dealings in them will commence on 19 March 2002. No application is currently intended to be made for the New Ordinary Shares and the B Shares to be admitted to listing or dealing on any other exchange.

The New Ordinary Shares and B Shares to be issued under the Proposals will not be, and are not required to be, registered with the US Securities and Exchange Commission (the "SEC") under the US Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. The SEC has not approved or disapproved the New Ordinary Shares and B Shares or the Marks & Spencer Group ADSs or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the US. Shareholders who are affiliates (within the meaning of the Securities Act) of Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c. before implementation of the Scheme or are affiliates of Marks and Spencer Group p.l.c. after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

To be valid, Forms of Election must be returned so as to be received not later than 6.00 p.m. on 22 March 2002.

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. and no-one else in connection with the Proposals and will not be responsible to anyone other than Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c. for providing the protections afforded to its customers or for providing advice in relation to the Proposals or the contents of this document.

Expected timetable of principal events

	2002
Latest time for receipt of BLUE Form of Proxy for the Court Meeting[(i)]	10.00 a.m. on 26 February
Latest time for receipt of GREEN Form of Proxy for the EGM	10.15 a.m. on 26 February
Voting Record Time for the Court Meeting[(ii)]	6.00 p.m. on 26 February
Voting Record Time for the EGM[(ii)]	6.00 p.m. on 26 February
Court Meeting	10.00 a.m. on 28 February
EGM[(iii)]	10.15 a.m. on 28 February
Court hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Existing Ordinary Shares[(iv)]	18 March
Scheme Record Time[(iv)]	5.00 p.m. on 18 March
Effective Date of the Scheme[(iv)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(v)]	8.00 a.m. on 19 March
Crediting of New Ordinary Shares and B Shares to CREST accounts[(v)]	19 March
Court hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(v)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(vi)]	22 March
Last time for receipt of USE instructions from CREST Shareholders[(v)]	4.30 p.m. on 22 March
Last time for receipt of Forms of Election[(v), (vii)]	6.00 p.m. on 22 March
B Shares redeemed by Marks & Spencer Group pursuant to valid elections [(vi)]	25 March
Despatch of cheques and proceeds credited to CREST accounts in respect of the Immediate 70 pence Redemption[(vi)]	by 28 March
Despatch of share certificates for New Ordinary Shares	by 28 March
Despatch of cheques in respect of the sale of fractional entitlements to New Ordinary Shares[(vi)]	by 28 March
Despatch of share certificates in respect of B Shares for those electing for Deferred 70 pence Redemption[(vi)]	by 3 April

Notes

(i) If the Form of Proxy for the Court Meeting is not returned by this time, it may be handed to the Chairman of the Court Meeting at the meeting.

(ii) If either the Court Meeting or the EGM is adjourned, the Voting Record Time for the adjourned meeting will be 48 hours before the start of the adjourned meeting.

(iii) To begin at the time fixed or, if later, immediately following the end, or adjournment, of the Court Meeting.

(iv) These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(v) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(vi) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

(vii) Forms of Election remain revocable up until 6.00 p.m. on 22 March 2002

All references to time in this document are to London time unless otherwise stated.

The dates given are based on Marks & Spencer's current expectation and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

The timetable with respect to ADS holders is set out in Part 8 of this document.

Contents

SHAREHOLDER HELPLINE TELEPHONE NUMBER:
Freephone 0800 035 2780 (+44 20 7864 9090 if you are calling from outside the UK)
Monday to Friday, 8.30 a.m. to 6.30 p.m. (UK time)

Note: For legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Proposals or to provide financial or taxation advice.

Summary

This document explains the Return of £2 billion which Marks & Spencer proposes to make to its Shareholders. To help you understand what is involved in the Proposals we have prepared this summary. You should read the whole of this document and not rely solely on the summary information below.

What are the Proposals?

The Proposals comprise the method by which Marks & Spencer intends to return approximately £2 billion to its Shareholders.

In order to enable us to effect the Return of £2 billion and maintain sufficient distributable reserves we need to undergo a scheme of arrangement and a reduction of capital. The Scheme of Arrangement involves the creation of a new holding company structure for the Group and the subsequent Marks & Spencer Group Reduction of Capital allows us to create distributable reserves which will give us, amongst other things, additional financial flexibility.

Why are we returning £2 billion?

By undertaking the Return of £2 billion we are looking to improve the potential returns for our Shareholders including the potential for a faster rate of earnings growth. We are doing this by increasing the relative proportion of debt finance to equity capital in the business which reduces our overall cost of capital.

What is the Return of £2 billion worth to me?

For every Existing Ordinary Share which you hold at 5.00 p.m. on 18 March 2002, Marks & Spencer is proposing to return to you 70 pence. The Return of £2 billion will be achieved through the issue of B Shares and their subsequent redemption by you.

You have an important choice to make as to when you want to have your B Shares redeemed. This will determine the date on which you will receive your cash.

How is the Company funding the Return of £2 billion?

The £2 billion is coming from a number of different sources. Marks & Spencer is using the cash raised from the proceeds of its recent business and asset disposals. In addition it has increased the level of borrowings in the Group as a result of a public bond issue and from other debt finance.

Why do we need a new holding company?

A new holding company structure is required in order for us to undertake the subsequent reduction of capital. This allows Marks & Spencer Group to create distributable reserves which it will have available for distribution to Shareholders. It will therefore allow the £2 billion to be returned to Shareholders without using any of Marks & Spencer's existing distributable reserves.

Why do we need a Scheme of Arrangement?

The simplest procedure to create the proposed new holding company structure is a scheme of arrangement which requires the approval of the High Court.

We are therefore seeking the approval of Marks & Spencer Shareholders for the Scheme of Arrangement and separately we will be presenting it to the High Court. If the relevant approvals are obtained, all Marks & Spencer Shareholders will be bound by the Scheme of Arrangement regardless of whether or how they voted. Further details of the Scheme of Arrangement are set out in Part 10 of this document.

What is the Reduction of Capital?

Under the Marks & Spencer Group Reduction of Capital, which requires both the approval of Marks & Spencer Shareholders at the EGM and separately of the High Court, the capital of Marks & Spencer Group will be reduced by decreasing the nominal value of each New Ordinary Share from 245 pence to 25 pence. This is a legal and accounting adjustment and does not of itself have any direct impact on the market value of your shareholding. The reduction of capital will create distributable reserves of approximately £5 billion which, in addition to facilitating the redemption of the B Shares, will be available for future distribution to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the directors of Marks & Spencer Group.

Why are there two meetings and do I need to attend?

There are two shareholder meetings, a Court Meeting and an EGM, which are being called for different purposes.

The Court Meeting, which will be held immediately before the EGM, is being held at the direction of the High Court. Its purpose is to seek the approval of Marks & Spencer Shareholders for the Scheme of Arrangement so the Court has authority to sanction the Scheme of Arrangement. The EGM is being called to enable Marks & Spencer Shareholders to vote on the Proposals and to authorise the Directors to implement them. You are entitled, but not required, to attend the Court Meeting and the EGM. If you do not attend, you are still entitled to vote at both meetings by completing the enclosed Forms of Proxy.

Do I need to vote on the Proposals?

It is important that as many Marks & Spencer Shareholders as possible cast their votes at the Court Meeting so that the High Court is satisfied that there is a fair representation of shareholder opinion. **Your votes count.**

You have a right to attend, speak and vote at the meetings. However, if you do not wish, or are unable, to attend the Court Meeting or the EGM, you may appoint someone to act on your behalf and to vote in the event of a poll. The person you appoint is known as a "proxy". You may appoint your proxy by completing the enclosed Forms of Proxy and returning them to Lloyds TSB Registrars by post or by hand (faxes will not be accepted). Alternatively, we have made arrangements to allow Marks & Spencer Shareholders to appoint a proxy using the internet. More details are set out in Part 2 "Voting Information" of this document. Completing the Forms of Proxy will not prevent you from attending and voting in person should you wish to do so.

You are strongly urged to complete, sign and return your enclosed Forms of Proxy as soon as possible. You will have been sent a BLUE Form of Proxy for the Court Meeting and a GREEN Form of Proxy for the EGM.

What will I receive?

For every 21 Existing Ordinary Shares you hold at 5.00 p.m. on 18 March 2002 you will receive 17 New Ordinary Shares and 21 B Shares. The reason you are receiving fewer ordinary shares is to try to ensure that (subject to normal market movements) the market price of each of your New Ordinary Shares immediately after the Scheme is approximately the same as the market price of each of your Existing Ordinary Shares immediately prior to the Scheme. It also allows comparability of operating statistics (e.g. dividend per share, EPS) between Marks & Spencer and Marks & Spencer Group.

The total nominal value of the B Shares to be issued is approximately £2 billion. You have an important choice as to when you want to have your B Shares redeemed. You can have them

redeemed immediately or have them redeemed at a future date. In the meantime you will receive a continuing dividend linked to an interest rate.

What happens if my shareholding is not divisible into a whole number?

If your holding of Existing Ordinary Shares is not exactly divisible by 21 into a whole number of New Ordinary Shares, you will be left with a fractional entitlement to a New Ordinary Share. We have arranged to have these fractional entitlements aggregated and sold in the market on your behalf. You will receive the proceeds for your proportion of such a sale by cheque which will be despatched to you by 28 March 2002.

What are the choices available to me for my B Shares?

It is through the B Shares that you, as a Shareholder, have the opportunity to receive cash. You have an important choice to make about when you want to have your B Shares redeemed and therefore when you receive your cash. In reaching your view you should consider your own personal tax position. Please see "What is my tax position?" on page 7.

You have two choices for your B Shares:

Choice 1: Immediate 70 pence Redemption
You may elect to have your B Shares redeemed by Marks & Spencer Group at 70 pence per B Share on 25 March 2002. If you do this, your cash will be despatched to you by cheque or your CREST account will be credited by 28 March 2002; or

Choice 2: Deferred 70 pence Redemption
You may keep your B Shares and receive a continuing non-cumulative dividend of 75 per cent of 6 months' LIBOR, payable semi-annually in arrears on the nominal amount of 70 pence per B Share, with the first dividend being paid on 25 September 2002. Thereafter you will be given the opportunity to have your B Shares redeemed by Marks & Spencer Group at least twice a year at 70 pence per B Share. Your next opportunity to redeem will be September 2002. Marks & Spencer Group will write to you with further details before each redemption date.

The examples below illustrate these choices.

When will I receive my cash?

If you elect for Choice 1 you will receive your 70 pence per B Share by cheque which will be despatched to you by 28 March 2002. If you hold your shares in CREST, your CREST account will be credited on 28 March 2002. If you elect for Choice 2 your first semi annual dividend will be payable on 25 September 2002. The time of receipt of your redemption payment of 70 pence per B Share under Choice 2 will depend on when you choose to have your B Shares redeemed.

How does the Return of £2 billion affect my shareholding?

To give you an idea of how the Return of £2 billion, and each choice, could affect your shareholding, we have set out examples below:

Choice 1: Immediate 70 pence Redemption

Number of Existing Ordinary Shares held at 5.00 p.m. on 18 March 2002	Number of New Ordinary Shares you will receive	Number of B Shares which you will have redeemed	Redemption proceeds you will be sent by 28 March 2002
100	80	100	£70
500	404	500	£350
1,000	809	1,000	£700
2,000	1,619	2,000	£1,400

Choice 2: Deferred 70 pence Redemption

Number of Existing Ordinary Shares held at 5.00 p.m on 18 March 2002	Number of New Ordinary Shares you will receive	Number of B Shares you will receive	Illustrative dividend*
100	80	100	£2.19
500	404	500	£10.96
1,000	809	1,000	£21.93
2,000	1,619	2,000	£43.87

* The illustrative dividend above is the sum of two semi-annual dividends based on 75 per cent of an assumed 6 months' LIBOR of approximately 4.18 per cent, as at 28 January 2002, the latest practicable date prior to the publication of this document, on the nominal amount of 70 pence per B Share, and is rounded down to the nearest whole penny. LIBOR is the interest rate at which banks in London lend to each other. You should note, however, that 6 months' LIBOR is a variable interest rate which may change for reasons beyond Marks & Spencer Group's control. Accordingly, the dividend you actually receive each year may be more or less than is shown above.

What is my tax position?

The exchange of Existing Ordinary Shares for New Ordinary Shares and B Shares should not generally give rise to any tax liability for Marks & Spencer Shareholders who are resident in the UK for tax purposes. Further details of the UK tax treatment of the receipt of New Ordinary Shares and B Shares are set out in Part 5 of this document. If you are a UK resident shareholder then, depending on your individual circumstances, a tax liability may arise in respect of your B Shares. If you elect for:

Choice 1: Immediate 70 pence Redemption
You may incur a liability to capital gains tax (or corporation tax in the case of companies) on redemption of your B Shares; or

Choice 2: Deferred 70 pence Redemption
You may incur a liability to income tax on dividends you receive in respect of your B Shares

and may incur a liability to capital gains tax (or corporation tax) if you subsequently dispose of your B Shares or have them redeemed.

If you are in any doubt about your tax position, or if you are subject to tax in a jurisdiction other than the United Kingdom, you should consult a professional adviser.

Certain additional information relevant to US Shareholders and holders of Marks & Spencer ADSs is set out in Part 8 of this document.

How do I notify Marks & Spencer Group of my preferred choice of treatment of my B Shares?

You should indicate your choice by completing and signing the enclosed Form of Election and returning it to Lloyds TSB Registrars in the reply paid envelope to reach them by no later than 6.00 p.m. on 22 March 2002.

CREST Shareholders will not be sent a Form of Election. They will, however, be able to elect to have their B Shares redeemed by way of a USE instruction through the CREST system after their CREST accounts have been credited on 19 March. Further information for CREST Shareholders who wish to have their B Shares redeemed is contained in paragraph 18 of Part 3 of this document.

Holders of Marks & Spencer ADSs will not receive a Form of Election, but instead will receive supplemental instructions from the ADS Depositary, as described in Part 8 of this document.

Will I have the right to split the way my holding is treated between Choice 1 and Choice 2?

You will have the right, if you wish, to have part of your holding of B Shares redeemed immediately on 25 March 2002 (Choice 1) and part at a later date (Choice 2). If you wish to do this please contact Lloyds TSB Registrars on 0800 035 2780 (or +44 20 7864 9090 if you are calling from outside the UK).

What happens if I do not get my Form of Election back in time?

If you do not complete and return a valid Form of Election by 6.00 p.m. on 22 March 2002 or, if you are a CREST holder and you do not send a valid USE instruction for settlement by 4.30 p.m. on 22 March 2002, you will be treated as having chosen to elect for Choice 2: Deferred 70 pence Redemption. This will also happen if you fill in the form incorrectly or fail to sign it.

Forms of Election and USE instructions (in the case of CREST Shareholders) remain revocable up until 6.00 p.m. on 22 March 2002. If you validly revoke your Form of Election and fail to advise the Company of your revised choice you will be deemed to have elected for Choice 2: Deferred 70 pence Redemption.

Holders of Marks & Spencer ADSs should refer to Part 8 for instructions relevant to their choice.

What happens if I keep my B Shares (Choice 2)?

If you keep your B Shares (Choice 2) you will receive a continuing non-cumulative dividend of 75 per cent of 6 months' LIBOR on the nominal amount of 70 pence per B Share paid semi-annually in arrears. Your B Shares will be admitted to the Official List and traded on the London Stock Exchange. You will be able to buy and sell B Shares in the market but Shareholders should be aware that they may not be as liquid as the New Ordinary Shares. The price of the B Shares will be set by the market.

Holders of B Shares may elect to have them redeemed by Marks & Spencer Group on a semi-annual basis for 70 pence per B Share. On or after the Scheme Effective Date, in certain

circumstances, Marks & Spencer Group may redeem your holding of B Shares at a price of 70 pence per B Share. Further details on the rights of the B Shares, which differ from those of the New Ordinary Shares, are set out in Part 4 of this document.

What do I do to accept the Return of £2 billion?

The Return of £2 billion process has 3 stages:

- Court Meeting and EGM (see "Do I need to vote on the Proposals?" on page 5)
- Court approval;
- Elections by Shareholders of their Choice for their B Shares (see "How do I notify Marks & Spencer Group of my preferred choice of treatment of my B Shares?" on page 8).

Will I receive dividends on my New Ordinary Shares and my B Shares?

It is the intention of Marks & Spencer Group to continue to pay dividends on the New Ordinary Shares. The amount of dividend will depend on a number of factors including the trading performance of the New Group and the investment needs of the business.

You will only receive a dividend on your B Shares if you choose to keep them. The dividend rate has been set at 75 per cent of 6 months' LIBOR. LIBOR is an interest rate at which the banks in London lend to each other.

My dividends are paid directly into my bank account. Do I need to change the existing instruction?

Your present bank mandate, unless revoked or varied, will be deemed to be valid for dividends from Marks & Spencer Group in respect of New Ordinary Shares and any B Shares you decide to keep. If you do not have an existing instruction but now want your dividends to be paid directly into your bank or building society account, or if you want to change your present instruction, please call the Shareholder Helpline.

What if I hold my Existing Ordinary Shares in a PEP or an ISA?

If you hold your Existing Ordinary Shares in a PEP or an ISA, you should be able to hold the New Ordinary Shares and B Shares which you receive in exchange for those Existing Ordinary Shares in a PEP or an ISA (subject to the terms and conditions of your PEP or ISA). You should contact your plan manager who will be able to advise you of their procedure for voting on the Proposals and making an election in respect of the B Shares that you receive.

What if I hold my Existing Ordinary Shares in a Marks & Spencer Share Scheme?

Participants in Marks & Spencer Share Schemes are being written to separately. You should also read the section entitled Employee Share Schemes set out in paragraph 13 of Part 3 of this document.

What if I own Marks & Spencer ADSs or I am a US Shareholder?

Certain additional information relevant to US Shareholders and holders of Marks & Spencer ADSs is set out in Part 8 of this document. This includes information about how the Proposals will affect you.

When will I receive my New Ordinary Share certificate and my B Share certificate?

New Ordinary Share certificates will be despatched to you by 28 March. Your B Share certificates will be despatched to you by 3 April if you have elected or are deemed to have elected for Choice 2.

What if I am resident outside the UK?

Shareholders resident outside the UK, or who are nationals or citizens of jurisdictions outside the UK, should read the additional information set out in paragraphs 15 and 16 of Part 3 of this document.

Why have I been sent so much paperwork?

We are required to provide all Shareholders with full details of the Proposals. These documents contain important information and you should read them carefully as you have a right to vote on the Proposals. All Shareholders, unless restricted by law, have been sent a copy of this document. Listing Particulars have also been prepared on Marks & Spencer Group. If you would like to receive a copy of the Listing Particulars free of charge, please call the Shareholder Helpline, details of which are set out below.

What do I do if I still have questions?

If you have read this document but still have questions, we have set up a Shareholder Helpline on telephone number freephone 0800 035 2780 (+44 20 7864 9090 if you are calling from outside the United Kingdom) open from 8.30 a.m. to 6.30 p.m. Monday to Friday (UK time). For legal reasons this helpline will not provide advice on the merits of the Proposals or give any financial or taxation advice. For financial or taxation advice, you will need to consult your own financial or taxation adviser. US Shareholders and holders of Marks & Spencer ADSs should refer to Part 8 where additional information is set out.

Part 1 Letter from the Chairman of Marks and Spencer p.l.c.

MARKS & SPENCER

Directors
Luc Vandevelde
Roger Holmes
Alan McWalter
David Norgrove
Laurel Powers-Freeling
Alison Reed
Brian Baldock CBE
Tony Ball
Jack Keenan
Kevin Lomax
Dame Stella Rimington DCB

Registered Office
Marks and Spencer p.l.c.
Michael House
Baker Street
London W1U 8EP

29 January 2002

To Marks & Spencer Shareholders and, for information only, to holders of options under the Marks & Spencer Share Option Schemes

Dear Shareholder

On 29 March 2001, we announced the conclusions of our wide-ranging and detailed strategic review of the business and our intention to improve the capital structure of the business and return approximately £2 billion to Shareholders. We have made good progress against the strategic objectives and, since then, your Board has realised the proceeds from the sale of a number of businesses, exited from non-core operations and has developed the procedure to effect the Return of £2 billion.

This letter provides the details of and reasons for the Return of £2 billion, together with other matters, and explains why your Directors consider the Proposals to be in the best interests of Marks & Spencer and its Shareholders as a whole.

The Proposals are important and require your approval at two separate meetings, the Court Meeting and the EGM, both of which are to be held on 28 February 2002.

Your Board unanimously recommends you to vote in favour of the Proposals and urges you to complete, sign and return the Forms of Proxy enclosed with this document as soon as possible but in any event no later than 26 February 2002. Alternatively you may appoint a proxy in accordance with the procedures set out in Part 2 of this document.

It is through the B Shares that you, as a Shareholder, have the opportunity to receive cash and a choice as to when to receive it. You will need to make a decision on what to do with your B Shares. Choice 1 allows you to receive an immediate cash payment, while Choice 2 allows you to receive payment in the future. More details are set out in the paragraph headed "The Return of £2 billion – Your right to choose when you wish to receive your cash". We have enclosed a Form of Election in order that Marks & Spencer Group knows of your preferred choice. **We would therefore encourage you to sign, complete and return the Form of Election to Lloyds TSB Registrars in the reply paid envelope to reach them by no later than by 6.00 p.m. on 22 March 2002.**

Background to the Proposals

On 29 March 2001, we confirmed our commitment to restoring the Group to profitable growth through total focus on the recovery of our core UK Retail business. To eliminate distractions and gain maximum impact from the improvements we also announced our intention to:

- close the Continental European subsidiaries;
- sell Brooks Brothers and Kings Super Markets;
- franchise our business in Hong Kong;
- close the "Direct" clothing catalogue business; and
- realise value from our property portfolio.

The Company was advised by Cazenove, Morgan Stanley & Co. International Limited and NM Rothschild and Sons Limited in relation to this strategic review and the associated transactions.

The Company also announced the intention to create a more efficient capital structure through the return of approximately £2 billion to Shareholders by the end of March 2002 and to improve the potential for a faster rate of earnings growth.

Since that announcement we have made good progress in implementing these objectives. As you may be aware:

- our recovery plan for clothing continues;
- we have focused on further development of product growth areas (such as food, home and beauty);
- we have accelerated the store renewal programme;
- improvements have been made to the supply chain;
- we have completed the sale and closure of our French and Spanish businesses and negotiated the sale of most of the properties in Belgium, the Netherlands, Germany and Luxembourg. The cost of these closures were fully provided for at the time of the publication of our last results;
- we have completed the sale of Brooks Brothers; and
- we have monetised part of our property portfolio.

We have, however, decided to keep the Hong Kong business as we were unable to agree a satisfactory franchise arrangement.

In addition the Board has continued to review the Company's financial position and its likely future financial needs. In particular, it has considered how the Company is financed and the balance of share equity and debt finance in the Company's capital structure and the return on its asset base.

Reasons for the Proposals

The Proposals are being undertaken for a number of reasons.

The Directors believe that it would be appropriate to increase the financial efficiency of Marks & Spencer Group's balance sheet. By increasing the relative proportion of debt finance to equity capital in the business, we reduce our overall cost of capital, and improve the potential returns for our Shareholders including the potential for a faster rate of earnings growth. The Return of £2 billion is being funded by proceeds received from business and asset disposals as well as cash generated by the business, and additional borrowings, including the recent public bond issue.

Furthermore the Directors consider it desirable and in the interests of Shareholders to have flexibility to undertake future transactions or make further distributions to Shareholders. The Proposals enable Marks & Spencer Group to create distributable reserves of approximately £5 billion before redemption of the B Shares. This means that the £2 billion will be returned to Shareholders without using any of Marks & Spencer's existing distributable reserves and the remaining reserves of approximately £3 billion will be available for future distribution to Marks & Spencer Group shareholders or to facilitate any future transactions at the discretion of the directors of Marks & Spencer Group.

The Board has considered various mechanisms for returning the £2 billion to Shareholders. Some of the factors which the Board considered when reaching its decision included certainty of completion and potential for providing the Company with future structural and financial flexibility. In order to meet these objectives your Board is recommending the Proposals be implemented, details of which are set out below.

Outline of the Proposals

In order to achieve the Return of £2 billion without affecting the availability of distributable reserves, Marks & Spencer must go through a Court approved scheme of arrangement. This will result in the creation of a new listed holding company, Marks and Spencer Group p.l.c. ("Marks & Spencer Group"), which will become the new parent company of Marks and Spencer p.l.c. ("Marks & Spencer"). A proportion of the share capital of Marks & Spencer Group will be in the form of B Shares which can be redeemed for cash. It is through the B Shares that the Board intends to return approximately £2 billion to Shareholders, equivalent to 70 pence per Existing Ordinary Share.

(a) The Scheme

Under this Court approved Scheme, Marks & Spencer Group will be introduced as the new holding company of Marks & Spencer. As a result of the Scheme you will receive, in exchange for the Existing Ordinary Shares you hold at 5.00 p.m. on 18 March 2002 New Ordinary Shares and B Shares on the following basis:

for every 21 Existing Ordinary Shares 17 New Ordinary Shares and 21 B Shares

These New Ordinary Shares and B Shares are in the new holding company, Marks & Spencer Group.

Application has been made for the New Ordinary Shares and the B Shares to be admitted to the Official List and traded on the London Stock Exchange, in the same way as your Existing Ordinary Shares. You will own the same proportion of Marks & Spencer Group, subject to adjustments for fractional entitlements, in the form of your New Ordinary Shares as you do with your Existing Ordinary Shares in Marks & Spencer.

Following the Scheme, your Existing Ordinary Shares will cease to exist.

(b) The Return of £2 billion – Your right to choose when you receive your cash

The mechanism for the Return of £2 billion has been structured to give you choice. You have **two** choices in relation to your B Shares which both result in you receiving cash, provided Shareholders and the High Court approve the Proposals. If you elect for Choice 1, your B Shares will be redeemed immediately and your cash will be despatched to you by cheque or credited to your CREST account by 28 March 2002. If you elect for Choice 2, you will not receive your cash until you choose to have your B Shares redeemed but, in the meantime, you will receive dividends on

your B Shares. Using the enclosed Form of Election you should elect to take up one of these choices.

In summary, the choices available to you are:

Choice 1: Immediate 70 pence Redemption
to have Marks & Spencer Group redeem your B Shares for 70 pence per B Share on 25 March 2002; or

Choice 2: Deferred 70 pence Redemption
to keep your B Shares and receive a continuing non-cumulative dividend of 75 per cent of 6 months' LIBOR payable on the nominal amount of 70 pence per B Share, semi-annually in arrears. Thereafter you will have the opportunity to have your B Shares redeemed by Marks & Spencer Group at least twice a year at 70 pence per B Share. Your next opportunity to redeem will be September 2002.

The impact of the Proposals on Shareholders can be illustrated as follows:


Marks and Spencer p.l.c.
21 Existing Ordinary Shares
Marks and Spencer Group p.l.c.
17 New Ordinary Shares
21 B Shares
1. Immediate 70 pence Redemption
2. Deferred 70 pence Redemption

If you do not make a valid election using the Form of Election or USE instruction, or revoke it and fail to advise the Company of your revised choice, you will be deemed to have elected for Choice 2: Deferred 70 pence Redemption.

Further details on the Proposals (including the conditions to which the Proposals are subject), are set out in the Explanatory Statement from Cazenove in Part 3 of this document. The Scheme itself is set out in Part 10 of this document.

We are also seeking your approval for a Court approved reduction of capital of Marks & Spencer Group. Under this proposal, the share capital of Marks & Spencer Group will be reduced so as to create distributable reserves of approximately £5 billion. This will allow Marks & Spencer Group to fulfil its obligations in relation to the choices for the B Shares, without impacting on the availability of its existing distributable reserves. The remaining reserves of approximately £3 billion will be available for future distribution to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the directors of Marks & Spencer Group.

Board of Marks & Spencer Group

The board of Marks & Spencer Group will be the same as the current Board of Marks & Spencer.

Approval of the Proposals

In order to be able to effect the Return of £2 billion we need shareholder approval for the Scheme of Arrangement. We need your approval at both a shareholder meeting convened by the Court and at the EGM. The Scheme also requires the sanction of the High Court.

Notices of the Court Meeting and the EGM are set out in Parts 11 and 12 of this document.

At the Court Meeting, voting will be by poll and not by a show of hands. A poll means that each Marks & Spencer Shareholder present (or his or her proxy) who is entitled to be present and to vote has one vote for every share which he or she holds or represents. The Scheme must be approved at the Court Meeting by a majority in number representing three-quarters in nominal value of the Existing Ordinary Shares held by those present and voting, in person or by proxy. In addition, the Marks & Spencer Group Reduction of Capital also requires the confirmation of the High Court.

Taxation

A guide to the general tax position of Shareholders who are resident or ordinarily resident in the UK is set out in Part 5 of this document. A guide to the general tax position of US Shareholders is set out in Part 8 of this document.

Share Schemes

The effect of the Scheme on the existing entitlements under the Marks & Spencer Share Schemes is summarised in paragraph 13 of Part 3 of this document.

The Marks & Spencer Share Schemes are being carried forward into Marks & Spencer Group or being replaced by schemes which have the same terms and conditions. As these new schemes are identical in all material respects to the Marks & Spencer Share Schemes, Shareholders' approval is not being sought for them.

Dividend Policy

The directors of Marks & Spencer Group intend to follow a dividend policy that takes into account the long term development of the New Group, consistent with the rebuilding and subsequent maintenance of an adequate level of dividend cover and an efficient balance sheet.

Current Trading

Marks & Spencer's trading performance since 29 September 2001 has been in line with the Directors' expectations as the benefits of the total focus on UK Retail begin to flow through.

Prospects for the remainder of the year continue to be encouraging.

Further information

Notices convening the Court Meeting and the EGM are set out in Parts 11 and 12 of this document. The remainder of this document contains important information to help you to decide how to vote. Please do not just rely on the summary information contained in this letter.

Additional information on Marks & Spencer and Marks & Spencer Group is contained in Part 9 of this document. If you wish, you can also obtain a copy of the Listing Particulars of Marks & Spencer Group, free of charge, by calling the Shareholder Helpline on telephone number freephone 0800 035 2780 (or +44 20 7864 9090 from outside the UK), or from Marks & Spencer's registered office or website (www.marksandspencer.com).

Holders of Marks & Spencer ADSs and US Shareholders should read Part 8 of this document, which contains further important information regarding the Proposals which is relevant to them.

Overseas Shareholders

Further information for Overseas Shareholders is contained in paragraphs 15 and 16 of Part 3 of this document.

Action to be taken

You are being asked to approve the Scheme which involves the creation of a new holding company for Marks & Spencer in order to allow us to return approximately £2 billion to you without impacting on the availability of distributable reserves. It is very important that you use your vote in order that the High Court can be satisfied that the votes cast constitute a fair representation of the views of the Marks & Spencer Shareholders.

With this document you will find two Forms of Proxy, a BLUE one for the Court Meeting and a GREEN one for the EGM, which are the meetings at which your Board will ask you to approve the Proposals. **Your votes count. Please ensure you complete, sign and return both Forms of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AU as soon as possible but, in any event, so as to be received no later than 10.00 a.m. and 10.15 a.m. on 26 February 2002 for the Court Meeting and the EGM respectively**. You should return the Forms of Proxy by post (faxes will not be accepted). In the case of the Court Meeting, the BLUE form can also be handed to the Chairman at the meeting. Alternatively, you may appoint a proxy using the internet. Further details are set out in Part 2 of this document.

The Court Meeting and the EGM will be held on 28 February 2002 at 10.00 a.m. and 10.15 a.m. respectively at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD.

Using the enclosed Form of Election you should elect for one of the choices in relation to your B Shares as set out above. Shareholders wishing to elect for one of the choices should tick and sign the relevant boxes on the Form of Election accompanying this document and return it to the Company's Registrars in the reply paid envelope to be received by not later than 6.00 p.m. on 22 March 2002.

US Shareholders and holders of ADSs should refer to Part 8 where additional information is set out. A separate ADS Form of Election will be distributed to ADS holders and should be used by them instead of the Form of Election.

Share dealing facilities

Marks & Spencer Group is proposing to offer their certificated Shareholders, who hold a limited number of shares, a low-cost share dealing facility for a fixed period after the Scheme becomes effective. This will enable those Shareholders to sell their New Ordinary Shares or buy more at a low commission rate per transaction. Details will be provided to those Shareholders with their New Ordinary Share certificates.

Helpline

If you have any questions about the Proposals or any doubt as to how to sign and complete the Forms of Proxy or the Form of Election, please call the Shareholder Helpline on telephone number freephone 0800 035 2780 (or + 44 20 7864 9090 from outside the UK) open from 8.30 a.m. to 6.30 p.m. Monday to Friday (UK time). For legal reasons, the helpline will not be able to provide advice on the merits of the Proposals or to provide financial or taxation advice.

Recommendation

The Board of Marks & Spencer considers the terms of the Proposals to be fair and reasonable. In reaching that conclusion the Board has sought financial advice from Cazenove who supports it in its conclusion. In giving its financial advice, Cazenove has relied on the Board's commercial assessment of the Proposals.

The Board considers the Proposals and the adoption of the Marks & Spencer Group Articles to be in the best interests of the Shareholders as a whole. Accordingly your Board unanimously recommends you to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM as the Directors intend to vote in favour in respect of their beneficial holdings, which amount in total to 1,320,274 Existing Ordinary Shares, representing approximately 0.046 per cent of the issued share capital of Marks & Spencer.

Yours faithfully

Luc Vandevelde

Luc Vandevelde
Chairman

Part 2 Voting Information

This section provides information for Marks & Spencer Shareholders and participants in the Marks & Spencer Share Schemes in connection with the Court Meeting and EGM. Other "participants" (i.e. the holders of Existing Ordinary Shares in PEPs and ISAs) should consult their relevant plan managers. Information for Marks & Spencer ADS holders and US Shareholders is set out in Part 8.

1. The Meetings

Two meetings will be held on 28 February 2002:

1. a Court Meeting, the notice for which is set out in Part 11 of this document; and
2. an EGM, the notice for which is set out in Part 12 of this document.

Both meetings will be held at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD. The doors will open at 9.00 a.m. and the Court Meeting will start promptly at 10.00 a.m.

The Court Meeting is a meeting of Marks & Spencer Shareholders convened by the Court as part of the procedure for approving the Proposals described in this document. Marks & Spencer Shareholders are being asked to approve the Scheme, details of which are contained in the explanatory statement in Part 3 of this document.

The EGM will follow immediately after the Court Meeting. Shareholders are being asked to vote on the resolution in connection with the Scheme and the Marks & Spencer Group Reduction of Capital, details of which are contained in the explanatory statement in Part 3.

2. Information for Marks & Spencer Shareholders

You have the right to attend, speak and vote at the Court Meeting and the EGM (or, if you are not attending the meetings, to appoint someone else as your "proxy" to vote on your behalf) if you are on the Marks & Spencer register at 6.00 p.m. on 26 February 2002. If either meeting is adjourned, only those on the Marks & Spencer register 48 hours before the time for the adjourned meeting are entitled to attend, speak and vote or to appoint a proxy.

The number of shares you hold as at the above register deadline will determine how many votes you or your proxy will have in the event of a poll.

If you are not coming to the meetings

You may appoint a proxy – someone who will attend the meetings on your behalf and vote in the event of a poll – by completing and returning the accompanying Forms of Proxy. For your convenience the appointment of the Chairman as your proxy has already been included. Please note that your proxy is not entitled to vote on a show of hands. A proxy need not be a shareholder of the Company.

You will have been sent two Forms of Proxy, a BLUE one for the Court Meeting and a GREEN one for the EGM. Before completing the Forms of Proxy, please read the explanatory notes on the back of the forms.

Posting details

Please return your Forms of Proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AU so as to be received not later than 10.00 a.m. on 26 February 2002 (for the Court Meeting) and 10.15 a.m. on 26 February 2002 (for the EGM) by post (faxes will not be accepted). However, in the case of the Court Meeting, the BLUE form can also be handed to the Chairman at the meeting. Returning the Forms of Proxy will not prevent you from attending in person and voting at the meetings. In the event of a poll on which a shareholder votes in person, any proxy votes lodged with the Registrars by that shareholder will be excluded.

Internet

You may, if you wish, register the appointment of a proxy for these meetings electronically, by logging on to the website, www.sharevote.co.uk. You will need your Voting Reference Number (this is the 24 digit number printed above your name and address on the Forms of Proxy). You may use either the number printed on the

BLUE Form of Proxy for the Court Meeting or that printed on the GREEN Form of Proxy for the EGM. Full details of the procedure are given on that website.

Alternatively, if you have registered for a Shareview portfolio, you may appoint a proxy by logging on to the website www.shareview.co.uk and clicking on "Company Meetings". If you wish to use the internet, the proxy appointments and voting instructions must be received by the Registrars not later than 10.00 a.m. on 26 February 2002 for the Court Meeting and 10.15 a.m. on 26 February 2002 for the EGM. Please note that any electronic communication that is found to contain, or is suspected of containing, a computer virus will not be accepted.

Conditions of use of internet service

The use by Marks & Spencer Shareholders and participants in the Marks & Spencer Profit Sharing Schemes of the Registrars' internet proxy appointment and voting instruction services (the "Internet Service") in connection with the Court Meeting and the EGM, is governed by the Registrars' conditions of use of those services. These conditions of use are legally binding.

When the Voting Reference Number is entered and the icon "Go" is clicked the user will be deemed to confirm that he, she or it:

(i) is registering to use the Internet Service;

(ii) has the right to vote his, her or its shares (in the case of Marks & Spencer Shareholders) and/or give instructions to the Trustees (in the case of the Marks & Spencer Profit Sharing Schemes); and

(iii) has read, understood and agreed to be bound by these conditions of use.

Material particulars of the conditions governing the use of the Internet Service are set out in paragraph 11 of Section B of Part 9 of this document.

The conditions are set out in full on the website, www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Number printed on the Forms of Proxy or other voting forms.

Marks & Spencer Shareholders or other participants outside the UK

Shareholders or other participants with addresses outside the UK should reply using the return-addressed envelope provided or through the Internet Service detailed above. Holders of Marks & Spencer ADSs and US Shareholders should read Part 8 where additional information for them is set out.

Joint Shareholders

All joint Shareholders may attend and speak at the meetings or appoint a proxy. If more than one joint Shareholder votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the first Shareholder listed on the register of members.

3. Information for participants in the Marks & Spencer Share Schemes

Please note that participation in a Marks & Spencer Share Scheme (other than the Restricted Share Plans) does not give you the right to attend the Court Meeting or EGM.

If you are a participant in the Marks & Spencer Profit Sharing Schemes, you may instruct the Trustee holding shares for you to vote the shares on your behalf. Instructions will be sent to you separately.

If you hold your Existing Ordinary Shares in more than one way

If you hold shares in your own name and/or through a Marks & Spencer Profit Sharing Scheme or the Marks & Spencer Share Service, you will have been sent separate forms for each holding. You will have to give separate instructions for each holding.

Part 3 Explanatory Statement from Cazenove & Co. Ltd

CAZENOVE

To Marks & Spencer Shareholders and, for information only, to holders of options under the Marks & Spencer Share Option Schemes

29 January 2002

Dear Shareholder

Recommended proposals for the Return of £2 billion

1. Introduction

Your attention is drawn to the Chairman's letter in Part 1 of this document, which outlines the reasons for the Proposals and contains the recommendation of your Board. The Chairman's letter forms part of this Explanatory Statement.

2. Description of the Scheme

The Scheme

Under this Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Marks & Spencer Group will be introduced as the new holding company of Marks & Spencer. Marks & Spencer Group will acquire Marks & Spencer in exchange for the issue by Marks & Spencer Group of New Ordinary Shares and B Shares. If you are on the register of Marks & Spencer at the Scheme Record Time, which is expected to be 5.00 p.m. on 18 March 2002, as a shareholder you will receive the following:

for every 21 Existing Ordinary Shares **17 New Ordinary Shares and 21 B Shares**

Under the Scheme:

(i) the Existing Ordinary Shares will be cancelled and Marks & Spencer Shareholders at the Scheme Record Time will be allotted 17 New Ordinary Shares and 21 B Shares, credited as fully paid, for every 21 Existing Ordinary Shares then held; and

(ii) following the cancellation of the Existing Ordinary Shares, the issued share capital of Marks & Spencer will be restored to its former amount by the application of the credit arising in the books of Marks & Spencer to issue shares of an equivalent nominal amount to Marks & Spencer Group.

As a result, Marks & Spencer Group will become the new holding company of Marks & Spencer and the issued share capital of Marks & Spencer Group will be owned by former Marks & Spencer Shareholders.

After the Marks & Spencer Group Reduction of Capital the New Ordinary Shares will be equivalent to the Existing Ordinary Shares in all material respects including their dividend, voting and other rights. Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their New Ordinary Shares and B Shares (where appropriate) credited to their CREST account.

3. The Return of £2 billion

Your Right to Choose

The Return of £2 billion will be effected through the issue of B Shares. You have to elect for one of the following two choices in relation to when you want to have your B Shares redeemed which in turn has consequences for when you receive cash:

Choice 1: Immediate 70 pence Redemption – You can have your B Shares redeemed immediately for 70 pence per B Share

As part of the Proposals you can elect to have the Company redeem all or part of your B Shares immediately at 70 pence per B Share. All B Shares redeemed under the Immediate 70 pence Redemption will be cancelled and will not be reissued.

The initial redemption date for the Immediate 70 pence Redemption will be 25 March 2002. Shareholders wishing to have their B Shares redeemed on the initial redemption date in respect of their entire holding should tick Box (1) and sign Box (3) of the Form of Election accompanying this document and return it to the Registrars to be received not later than 6.00 p.m. on 22 March 2002. CREST Shareholders wishing to have their B Shares redeemed immediately must submit a USE instruction by 4.30 p.m. on 22 March 2002. CREST accounts will be credited and cheques despatched in respect of the proceeds of the redemption of B Shares under the Immediate 70 pence Redemption by 28 March 2002.

Shareholders, including nominees, wishing to have only part of their holdings redeemed at the initial redemption date should contact Lloyds TSB Registrars on 0800 035 2780 (or +44 20 7864 9090 if you are calling from outside the UK).

Shareholders considering Choice 1 are advised to read Part 5 – UK Taxation.

Choice 2: Deferred 70 pence Redemption – You can choose to have your B Shares redeemed at a later date for 70 pence per B Share

If you elect for Choice 2 you will receive B Shares which you can elect to have redeemed at a later date. In the meantime, you will receive a non-cumulative dividend set at 75 per cent of 6 months' LIBOR, subject to the maximum rate specified in Part 4. This dividend, which will be payable on the nominal amount of 70 pence per B Share, will be paid semi-annually in arrears on 25 March and 25 September (or if such date is not a business day, the next business day) (each a "Dividend Date"), with the first dividend period commencing on 26 March 2002 and the first dividend being payable on 25 September 2002.

Shareholders wishing to elect for Deferred 70 pence Redemption should tick Box (2) and sign Box (3) of the Form of Election accompanying this document and return it to the Registrars to be received by not later than 6.00 p.m. on 22 March 2002. Share certificates in respect of B Shares retained under this choice are expected to be despatched by 3 April 2002. CREST Shareholders wishing to have their B Shares redeemed at a later date need take no action.

Shareholders should also note that they will have the option to have outstanding B Shares redeemed semi-annually. If you elect for Choice 2, the first date on which you can have your B Shares redeemed will be 25 September 2002. You will be written to closer to the time with more details about how to elect to have your B Shares redeemed for 70 pence per B Share.

Shareholders considering Choice 2 are advised to read Part 5 – UK Taxation.

Shareholders who do not complete and return a valid Form of Election by 6.00 p.m. on 22 March 2002 or, if they hold their shares in CREST and do not send a valid USE instruction for settlement by 4.30 p.m. on 22 March 2002, will be deemed to have elected for Choice 2: Deferred 70 pence Redemption

The Forms of Election and USE instructions (in the case of CREST holders) remain revocable (by written notice to the New Company) up until 6.00 p.m. on 22 March 2002. If you validly revoke your Form of Election or USE instructions and fail to advise the Company of your revised choice you will be deemed to have elected for Choice 2: Deferred 70 pence Redemption.

Definitive share certificates in respect of the New Ordinary Shares and B Shares (where appropriate) will be despatched to Shareholders who hold their shares in certificated form by 28 March 2002 and 3 April 2002 respectively.

Application will be made for the New Ordinary Shares and B Shares to be admitted to the Official List and for trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 19 March 2002. Marks & Spencer Group will apply for the New Ordinary Shares and B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the B Shares in respect of which you will receive a continuing dividend may take place within the CREST system in respect of general market transactions.

The rights and restrictions attaching to the B Shares are summarised in Part 4.

Fractional entitlements to New Ordinary Shares following the reorganisation will not be allotted to Shareholders. These fractional entitlements will be aggregated and sold in the market on your behalf. You will get a cheque for your proportion of the proceeds of sale. Cheques in respect of these proceeds are expected to be despatched to Shareholders by 28 March 2002.

4. Marks & Spencer Group Reduction of Capital

The Marks & Spencer Group Reduction of Capital will then be implemented to increase the level of reserves available to be distributed to Shareholders of Marks & Spencer Group. Under the Marks & Spencer Group Reduction of Capital, the capital of Marks & Spencer Group will be reduced by approximately £5 billion by decreasing the nominal amount of each New Ordinary Share issued pursuant to the Scheme from 245 pence to 25 pence. The shareholders of Marks & Spencer Group have already resolved, conditional on the New Ordinary Shares and B Shares being issued pursuant to the Scheme, to reduce the capital so issued. The Marks & Spencer Group Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve in the books of Marks & Spencer Group which will, amongst other things, be available for the New Company to fulfil its obligations in relation to the B Shares. The remaining reserves of approximately £3 billion will be available for future distribution to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the directors of Marks & Spencer Group. The Directors consider it desirable and in the interests of Shareholders to have flexibility to undertake future transactions or further distributions to Shareholders. The redemption of the Shares will therefore be achieved without using any of Marks & Spencer's existing distributable reserves.

5. Conditions of the Proposals

(a) Conditions of the Scheme

The implementation of the Scheme is conditional upon the following:

(i) the approval of the Scheme by a majority in number representing 75 per cent by nominal value of the holdings of the Existing Ordinary Shares present and voting either in person or by proxy at the Court Meeting;

(ii) the passing of the necessary special resolution to give effect to the Scheme at an EGM of Marks & Spencer;

(iii) the sanction of the Scheme, and the confirmation of the reduction of capital of Marks & Spencer Group which comprises part of the Scheme, by the Court;

(iv) the registration by the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and confirming the reduction of capital of Marks & Spencer Group; and

(v) the grant by the UK Listing Authority of permission for the whole of the Marks & Spencer Group ordinary share capital and the B share capital to be admitted to the Official List subject only to allotment, and such permission not being withdrawn prior to the Scheme Effective Date.

(b) Conditions of the Marks & Spencer Group Reduction of Capital

The Marks & Spencer Group Reduction of Capital is conditional upon the following:

(i) the Scheme becoming effective and being fully implemented;

(ii) the passing of the special resolution set out in the notice of the EGM set out in Part 12 of this document;

(iii) the confirmation of the Marks & Spencer Group Reduction of Capital by the Court; and

(iv) the registration by the Registrar of Companies of an office copy of the Court Order confirming the Marks & Spencer Group Reduction of Capital.

6. Timetable

The Court Hearing to sanction the Scheme is expected to be held on 18 March 2002. Shareholders will have the right to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by Counsel.

The Court Hearing to confirm the Marks & Spencer Group Reduction of Capital is expected to be held on 20 March 2002. Shareholders will have the right to attend the Court Hearing to support or oppose the Marks & Spencer Group Reduction of Capital and to appear in person or be represented by Counsel.

The Scheme will only become implemented in full when an office copy of the Court Order sanctioning the Scheme and confirming the related reduction of capital is registered by the Registrar of Companies. The Marks & Spencer Group Reduction of Capital will only become effective when an office copy of the Court Order confirming the Marks & Spencer Group Reduction of Capital is registered by the Registrar of Companies.

Assuming that the conditions set out above are satisfied, the Scheme is expected to be completed by 19 March 2002 and the Marks & Spencer Group Reduction of Capital on 22 March 2002. If the Scheme has not become effective by 19 June 2002 (or such later date as Marks & Spencer and Marks & Spencer Group may agree and the Court may allow), it will lapse and neither the Scheme nor the Marks & Spencer Group Reduction of Capital will proceed; if the Marks & Spencer Group Reduction of Capital has not occurred by 19 June 2002 (or such later date as Marks & Spencer Group may determine), it will not proceed.

It is expected that Existing Ordinary Shares will cease to be traded on the London Stock Exchange at the close of business on 18 March 2002. It is anticipated that New Ordinary Shares and B Shares will be admitted to the Official List and commence trading on the London Stock Exchange at 8.00 a.m. on 19 March 2002.

7. Modifications to the Scheme

The Scheme contains a provision for Marks & Spencer and Marks & Spencer Group jointly to consent, on behalf of all concerned, to any modification of, or addition or condition to, the Scheme which the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Marks & Spencer Shareholders unless Marks & Spencer Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Marks & Spencer Shareholders should be held. Similarly, if a modification, addition or condition is put forward which in the opinion of the Directors, is of such a nature or importance to require the consent of Marks & Spencer Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

8. Financial Effects of the Proposals

(a) Financial effects on the Group

The effect of returning £2 billion to Shareholders is that the net assets of Marks & Spencer Group would, on a pro forma basis as described in Part 6 of this document, have decreased by £2,002.8 million (including the costs of the Proposals) to £2,606.6 million as at 29 September 2001. The Scheme will be accounted for by Marks & Spencer Group using the principles of merger accounting. No goodwill will therefore arise on the transaction.

(b) Financial effects on Shareholders

The implementation of the Scheme will result in Marks & Spencer Shareholders receiving 17 New Ordinary Shares and 21 B Shares for every 21 Existing Ordinary Shares they hold at the Scheme Record Time.

The exchange ratio reflects the Return of £2 billion to Shareholders in the Scheme with the aim of achieving price comparability and comparability of per ordinary share statistics before and after the Proposals.

9. Loans from Marks & Spencer to Marks & Spencer Group

In order to finance the obligations of Marks & Spencer Group in relation to the B Shares available to Marks & Spencer Group Shareholders, Marks & Spencer will make certain loans to Marks & Spencer Group.

The making of such loans is to be approved within the Scheme in order to ensure compliance with Section 151 of the Companies Act.

10. Taxation

In summary, the Directors have been advised, for UK resident taxpayers, that:

(a) to the extent that a shareholder exchanges Existing Ordinary Shares for New Ordinary Shares and B Shares that should generally not be treated as a disposal by the Shareholder for the purposes of United Kingdom taxation of chargeable gains.

(b) the payment of 70 pence per B Share pursuant to the Immediate 70 pence Redemption should be treated in the hands of a shareholder as the proceeds of a disposal for the purposes of United Kingdom taxation of chargeable gains and such redemption may give rise to a liability for capital gains tax (or corporation tax); and

(c) the payment of the dividend on the B Shares in the hands of a shareholder will generally be treated in the same way as any other dividend paid by Marks & Spencer Group. The subsequent disposal or redemption of B Shares may give rise to a liability for capital gains tax (or corporation tax).

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser. Further information on UK taxation is set out in Part 5. Information on US taxation is set out in Part 8.

11. Business, Directors and Employees

With effect from the Scheme Effective Date, the composition of the board of Marks & Spencer Group will be the same as that of the current Board and is set out in paragraph 4 of Section A of Part 9 of this document.

No changes are contemplated in the operations of the Marks & Spencer Group in terms of business, management or staff as a consequence of the Proposals or any element thereof and the rights of the management and employees of Marks & Spencer, including existing conditions of service and pension rights, will be fully safeguarded.

12. Directors' Interests

The interests of the Directors in the share capital of Marks & Spencer are set out in paragraph 5 of Section B of Part 9 of this circular. Directors who are participants in the Marks & Spencer Share Schemes will be treated in the same manner as other participants in those schemes. Where possible, the Directors intend to exchange their options under the Marks & Spencer Share Option Schemes for options over New Ordinary Shares. Where this is not possible, they will retain their options over Existing Ordinary Shares.

The Directors are affiliates for the purposes of the Securities Act and are therefore subject to the restrictions described in paragraph 4 of Part 8.

The composition of the board of Marks & Spencer Group is the same as that of the current Board and is set out in paragraph 4 of Section A of Part 9 of this circular.

Details of Directors' service agreements in terms of their appointment are set out in paragraph 6 of Section B of Part 9 of this circular. The total emoluments receivable by each of the Directors will not be varied as a result of the Scheme.

Save as described above and in paragraph 13 below, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

13. Employee Share Schemes

Marks & Spencer Share Schemes

Marks & Spencer Share Option Schemes

Options under the Marks & Spencer Share Option Schemes will, if not already exercisable, become exercisable when the Scheme has been sanctioned by the Court provided that the relevant performance targets to which the options are subject (if any) have been met.

As an alternative to exercise, participants in the 1997 Savings Related Share Option Scheme and the 1997 and 2000 Share Option Schemes will be offered the opportunity to surrender their options over Existing Ordinary Shares in exchange for options over New Ordinary Shares on the basis of one New Ordinary Share for every Existing Ordinary Share under option.

Where the old options are subject to performance targets, the new options will be granted subject to corresponding performance targets relating to Marks & Spencer Group in place of Marks & Spencer. The terms of the new options, and exercise price of each option, will be the same as the terms of the existing options.

With the exception of options granted under the 1987 Savings Related Share Option Scheme and the 1984 and 1987 Share Option Schemes, options which are neither exercised nor exchanged will lapse shortly after the Scheme becomes effective.

Existing Ordinary Shares issued on the exercise of options granted under the Marks & Spencer Share Option Schemes which are Scheme Shares (as defined in Part 10 of this document) will be subject to the Scheme. Existing Ordinary Shares issued on the exercise of options after the Scheme Effective Date will, if Marks & Spencer Shareholders approve the amendments to the Marks & Spencer Articles proposed at the Marks & Spencer EGM, be transferred to Marks & Spencer Group on the basis of one New Ordinary Share for each Existing Ordinary Share or, following a variation in the share capital of either the Company or Marks & Spencer Group (other than the Marks & Spencer Group Reduction of Capital and the redemption of the B Shares) or such other event as the Directors consider fair and reasonable, on such adjusted terms as the board of Marks & Spencer Group may determine.

The Marks & Spencer Profit Sharing Schemes

Existing Ordinary Shares held by the trustees of the Marks & Spencer Profit Sharing Schemes will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. The New Ordinary Shares and B Shares will be held in trust on behalf of participants on the same terms as the Existing Ordinary Shares currently held under the Marks & Spencer Profit Sharing Schemes.

The Marks & Spencer Restricted Share Plans

Existing Ordinary Shares held by participants in the Marks & Spencer Restricted Share Plans will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. Participants (other than Luc Vandevelde who was liable to income tax when the shares were awarded to him) will, as a result of the Scheme, incur an income tax liability. There is no mechanism in the tax legislation for deferring this tax liability until the replacement B Shares and New Ordinary Shares cease to be subject to forfeiture in accordance with the rules of the plans. The Remuneration Committee does not consider that it is fair and reasonable for these participants to incur an income tax liability on a benefit which they may never receive. Accordingly, the Remuneration Committee has decided

that, upon the Scheme becoming effective, the restrictions applicable to the B Shares and the New Ordinary Shares will cease to apply except in respect of Luc Vandevelde. As a condition of lifting the restrictions, however, the participants will be required to enter into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they must pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release). Directors affected by this will be Roger Holmes and Alison Reed who will incur tax liabilities on 282,326 and 80,000 restricted shares respectively.

Participants in the Marks & Spencer Share Schemes will be advised separately of their position and of the choices available to them.

Marks & Spencer Group Share Schemes

Subject as described below, on the Scheme becoming effective no further options or appropriations will be granted under the Marks & Spencer Share Schemes. Similarly, no awards will be made under the All-Employee Share Ownership Plan for which approval was obtained at the Annual General Meeting in 2000 but in respect of which no awards have yet been made.

The Remuneration Committee of Marks & Spencer believes that the Marks & Spencer Share Schemes have been an effective means of promoting employees' involvement in the performance of the Company and of enabling them to align their interests more closely with those of the Company and its Shareholders. Accordingly, Marks & Spencer Group has established schemes to replace the Marks & Spencer Share Schemes under which awards are still possible. The replacement schemes are identical, in all material respects, to the existing schemes. In particular, the terms and equity dilution limits of the replacement schemes are the same as the existing schemes and, in the application of those equity dilution limits, account will be taken of awards made under the existing schemes. In addition to establishing the replacement schemes, Marks & Spencer Group has authority, similar to that obtained by Marks & Spencer, to establish comparable schemes for employees working outside the UK.

The 1997 Delayed Profit Sharing Scheme is approved by the Inland Revenue as a profit sharing scheme under the Income and Corporation Taxes Act 1988. It is no longer possible to obtain Inland Revenue approval for new profit sharing schemes although it is possible to make further appropriations of shares under existing schemes until 31 December 2002. Accordingly, the rules of this scheme and the Marks & Spencer 1997 Immediate Profit Sharing Scheme will be amended to allow for an appropriation of New Ordinary Shares in 2002.

14. Articles of association

The Marks & Spencer Group Articles are substantially the same as the current Marks & Spencer Articles. The rights attaching to the New Ordinary Shares and the B Shares will be set out in Marks & Spencer Group's Articles. The Marks & Spencer Group Articles will include a number of minor differences to reflect current practice. Further details of the Marks & Spencer Group Articles and the principal differences between the Marks & Spencer Group Articles and the current Marks & Spencer Articles are set out in Part 7 of this document.

15. Overseas Shareholders

(a) General

The implications of the Scheme for Overseas Shareholders may be affected by the laws of relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of any relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Marks & Spencer Group is advised that the allotment and issue of New Ordinary Shares or B Shares to a Marks & Spencer Shareholder with a registered address in a jurisdiction outside the United Kingdom would or may infringe the laws of such jurisdiction, or necessitate compliance with any special requirement with which Marks & Spencer Group is unable to comply, or compliance with which Marks & Spencer Group regards as unduly onerous, the Scheme provides that Marks & Spencer Group may determine either (i) that the holder's entitlement to New Ordinary Shares and B Shares shall be issued to a nominee for such holder appointed by Marks & Spencer Group and then sold, with the net proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Ordinary Shares and B Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of the jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

(b) USA

The New Ordinary Shares and B Shares will not be registered, and are not required to be registered, under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. Shareholders who are affiliates (within the meaning of the Securities Act) of Marks & Spencer or Marks & Spencer Group before implementation of the Scheme or are affiliates of Marks & Spencer Group after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

The Company's broker in the UK, Cazenove, will, subject to applicable rules and regulations, be acting as a registered market-maker in the B Shares, pursuant to an exemption from Rule 14e-5 under the Exchange Act, and, accordingly, may be effecting purchases or sales of B Shares during the period up to the initial redemption date, 25 March 2002.

(c) Canada

The issue of the New Ordinary Shares, B shares and Marks & Spencer Group ADSs in Quebec is subject to the approval of the Quebec Securities Commission. Marks & Spencer and Marks & Spencer Group are not reporting issuers in Canada. Consequently, persons resident in Quebec who receive the New Ordinary Shares, B Shares or Marks & Spencer Group ADSs may be restricted from disposing of such shares or ADSs as the case may be, subject to regulatory relief. A discretionary ruling has been sought in Quebec to permit the resale of the New Ordinary Shares, B shares and Marks & Spencer Group ADSs by holders in the province provided that, among other conditions, such trades are made through the facilities of a stock exchange or other organised exchange facility located outside Canada on which the Existing Ordinary Shares or Marks & Spencer ADSs are currently listed or may be traded. The trades must be in accordance with all rules and laws applicable to such stock exchange or other exchange facility, and the resale must be made through a registered dealer in Quebec. No assurance can be given that this relief will be forthcoming. Marks & Spencer Shareholders and holders of Marks & Spencer ADSs should consult their own professional advisers.

All the directors and officers of Marks & Spencer Group may be located outside Canada and therefore it may not be possible for Canadian holders of New Ordinary Shares, B Shares and Marks & Spencer Group ADSs to

effect service of process within Canada upon Marks & Spencer Group or its directors and officers. All or a substantial portion of the assets of Marks & Spencer Group may be located outside Canada and, as a result, it may not be possible to satisfy a judgement or enforce a judgement obtained in a Canadian court against either Marks & Spencer Group or its directors and officers.

16. Holders of Marks & Spencer ADSs and US Shareholders

Holders of Marks & Spencer ADSs and US Shareholders should refer to Part 8 of this document which contains further important information relevant to such holders.

17. PEPs and ISAs

Marks & Spencer Shareholders who hold Existing Ordinary Shares in general or single company PEPs or ISAs are advised that the New Ordinary Shares and B Shares should be qualifying investments for PEPs and should be qualifying investments for the stocks and shares components of ISAs (subject to the terms and conditions of your PEP or ISA). Your PEP and/or ISA Manager will be able to provide you with further details.

Marks & Spencer Shareholders who hold their Existing Ordinary Shares in neither a PEP nor an ISA are advised that New Ordinary Shares and B Shares which they receive will be eligible for inclusion in the stocks and shares component of an ISA.

18. Listing, settlement and dealings

Application will be made to the UK Listing Authority for up to 2,350,000,000 New Ordinary Shares and 2,860,000,000 B Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Existing Ordinary Shares is expected to be 18 March 2002. The last time for registration of transfers of Existing Ordinary Shares is expected to be at 5.00 p.m. on 18 March 2002. It is expected that dealings in New Ordinary Shares and B Shares will commence at 8.00 a.m. on 19 March 2002, the business day following the Scheme Record Time. If the Scheme is implemented, it is intended that the listing of the Existing Ordinary Shares on the London Stock Exchange will be cancelled at the same time.

No application is currently intended to be made for the New Ordinary Shares and the B Shares to be admitted to listing or dealing on any other exchange.

Marks & Spencer discontinued its secondary listings of its ordinary shares from Euronext Paris, and of its depositary receipts from Euronext Brussels and Amsterdam on 21 January 2002. This action was taken given the low volume of shares traded on these markets, the annual cost of maintaining these listings and the very low percentage of shares held via these listings. Marks & Spencer Group will retain its primary listing in the UK.

a) New Ordinary Shares and B Shares in certificated form

Marks & Spencer Shareholders who hold their Existing Ordinary Shares in certificated form at the Scheme Record Time will receive the New Ordinary Shares and B Shares, where relevant, in certificated form.

Certificates for such New Ordinary Shares and B Shares (only for those persons who have elected for Choice 2) will be despatched on 28 March and 3 April respectively (or within 14 days of any alternative Scheme Effective Date) to holders of the Existing Ordinary Shares who are on the register of Marks & Spencer at the Scheme Record Time. In the case of joint holders, certificates will be despatched to the person whose name appears first in the register. Pending receipt of certificates, transfers will be certified against the register.

As from the Scheme Effective Date, existing certificates representing holdings of Existing Ordinary Shares will cease to be valid for any purpose and should be destroyed.

b) New Ordinary Shares and B Shares in uncertificated form

Marks & Spencer Shareholders who hold their Existing Ordinary Shares in uncertificated form at the Scheme Record Time will receive New Ordinary Shares and B Shares, where relevant, in uncertificated form. It is expected that New Ordinary Shares and B Shares will be credited to the CREST account of the Marks & Spencer Shareholder concerned on 19 March 2002.

Shareholders who hold B Shares in CREST who wish to elect for Choice 1: Immediate 70 pence Redemption should use the following procedure after their CREST accounts have been credited on 19 March 2002. The prescribed form of redemption is an Unmatched Stock Event ("USE") instruction which, on its settlement, will have the effect of crediting a stock account of Lloyds TSB Registrars under the participant ID and member account ID specified below, with the number of B Shares to be redeemed.

The USE instruction must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

(i) the number of B Shares to be redeemed;

(ii) the participant ID of the holder of the B Shares;

(iii) the member account ID of the holder of the B Shares from which B Shares are to be debited;

(iv) the participant ID of Lloyds TSB Registrars. This is 6RA25;

(v) the member account ID of Lloyds TSB Registrars. This is RA186601

(vi) the corporate action ISIN. This is GB0031274904 in respect of the B Shares; and

(vii) the Intended Settlement Date. This must be on or before 4.30 p.m. on 22 March 2002.

In order for an uncertificated redemption to be valid, the USE instruction must comply with the requirements as to authentication and contents set out above and must settle on or before 4.30 p.m. on 22 March 2002.

CREST members and (where applicable) their CREST sponsors should note that the last time at which a USE instruction may settle is 4.30 p.m. on 22 March 2002 (the CREST deadline for settlement).

CREST Shareholders wishing to have their B Shares redeemed at a later date need take no action at this stage.

For the procedure to be followed for redemption in respect of any future redemption date, holders of B Shares should contact Marks & Spencer Group's registrar.

Marks & Spencer reserves the right to issue New Ordinary Shares and B Shares to all Marks & Spencer Shareholders in certificated form if, for any reason, it wishes to do so.

Existing Ordinary Shares held in uncertificated form will be disabled in CREST after the Scheme Record Time.

c) General

Cash due to Marks & Spencer Shareholders under the Proposals will be paid by cheque which will be sent by no later than 28 March 2002 in the case of Choice 1 to their respective addresses as appearing on the Marks & Spencer register of members. The cheques will be made payable to the person whose name appears first on the register. Where Marks & Spencer Shareholders hold their shares though CREST, such payment will be credited to the relevant CREST account not later than 28 March 2002.

All mandates relating to payment of dividends on Existing Ordinary Shares, all instructions relating to Marks & Spencer's dividend reinvestment plan and all instructions given to Marks & Spencer in relation to notices and other communications in force immediately prior to the Scheme Effective Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Marks & Spencer Group in relation to the corresponding holdings of New Ordinary Shares and, where appropriate, B Shares. However, except for bank mandates, such mandates and instructions will not be deemed to be valid and effective mandates in relation to the B Shares. Instructions to Marks & Spencer Group will operate if and when a reinvestment plan is adopted by it.

All certificates and cheques will be sent by pre-paid first class post at the risk of the person entitled thereto.

If prior to the date when the Scheme is approved Existing Ordinary Shares are transferred by the Marks & Spencer Shareholder to another person, then such person will become a Marks & Spencer Shareholder and, if the Scheme is approved, will be bound by it.

19. Marks & Spencer Shareholder Meetings

The Scheme requires the approval of Marks & Spencer Shareholders at the Court Meeting and, for its implementation, at the EGM. The Scheme also requires the sanction of the High Court.

The directors of Marks & Spencer Group are authorised to implement the Marks & Spencer Group Reduction of Capital only if Marks & Spencer Shareholders pass the special resolution which will be proposed at the EGM to approve the same (details of which are set out in the notice of EGM at the end of this document). Accordingly, Marks & Spencer Shareholders will not be required separately to approve the Marks & Spencer Group Reduction of Capital once they have become Shareholders of Marks & Spencer Group pursuant to the Scheme.

Notices of both the Court Meeting and the EGM are set out in Parts 11 and 12 respectively of this document.

a) Court Meeting

The Court Meeting, which is held at the direction of the Court, has been convened for 10.00 a.m. on 28 February 2002 to enable Marks & Spencer Shareholders to consider the Scheme.

At the Court Meeting, voting will be by a poll and each Marks & Spencer Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Existing Ordinary Share held. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent in nominal value of the Existing Ordinary Share(s) held by those present and voting, in person or by proxy.

In order that the Court can be satisfied that the votes cast consist of a fair representation of the views of Marks & Spencer Shareholders, it is important that as many votes as possible are cast at the Court Meeting. Voting information is set out in Part 2 of this document.

b) EGM

The EGM is being convened for 10.15 a.m. (or as soon thereafter as the Court Meeting has finished) on 28 February 2002 to ask Marks & Spencer Shareholders to consider the special resolution to give effect to the Proposals and certain other matters.

All holders of Existing Ordinary Shares are entitled to attend and vote at this meeting. When voting on the resolution to be proposed at this meeting, each Shareholder who is present in person will have, on a show of hands, one vote and, on a poll, each Shareholder who is present in person or by proxy will have one vote for each share held.

The special resolution is to approve:

- the Scheme;
- the cancellation of the Existing Ordinary Shares;
- the increase in the authorised share capital of Marks & Spencer to its former amount;
- the creation of the ordinary shares in Marks & Spencer to be issued to Marks & Spencer Group;
- amendments to Marks & Spencer's Articles;
- the allotment of such ordinary shares in Marks & Spencer by the Directors (including pursuant to the Scheme); and
- the Marks & Spencer Group Reduction of Capital

The amendment to the Marks & Spencer Articles will ensure that any Existing Ordinary Shares issued upon the exercise of options under the Marks & Spencer Share Option Schemes or otherwise between the date of the passing of the resolution and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme will be subject to the Scheme. Any Existing Ordinary Shares issued to any person other than Marks & Spencer Group after the Scheme Effective Date will be automatically exchanged for New Ordinary Shares on the basis of one New Ordinary Share for each Existing Ordinary Share or, following a variation in the share capital of either the Company or Marks & Spencer Group (other than the Marks &

Spencer Group Reduction of capital and the redemption of the B Shares) or such other event as the Directors consider fair and reasonable, on such adjusted terms as Marks & Spencer Group may determine. This will avoid any person other than Marks & Spencer Group being left with Existing Ordinary Shares after dealings in such shares have ceased on the London Stock Exchange (which will occur at the close of business on the Business Day before the Scheme Effective Date).

The majority required for the passing of the special resolution is not less than 75 per cent of the votes cast.

20. Action to be taken

Part 2 of this document provides important voting information. The Proposals are subject to the approval of Marks & Spencer Shareholders and it is important that you use your votes at each of the Court Meeting and the EGM.

In addition, the enclosed Form of Election should be used to elect for one of two choices in relation to your B Shares as set out in paragraph 3 above. Shareholders wishing to elect for one of the choices should tick and sign the relevant boxes of the Form of Election accompanying this document and return it to Lloyds TSB Registrars, The Causeway, Worthing BN99 6AU to be received not later than 6.00 p.m. on 22 March 2002.

CREST Shareholders will not be sent a Form of Election. They will, however, be able to elect to have their new B Shares redeemed by way of a USE instruction through the CREST system after their CREST accounts have been credited on 19 March. Further information for CREST holders who wish to have their B Shares redeemed is contained in paragraph 18 of this Part 3.

Shareholders who do not complete and return a valid Form of Election by 6.00 p.m. on 22 March 2002, or if they hold their shares in CREST and do not send a valid USE instruction for settlement by 4.30 p.m. on 22 March 2002, will be deemed to have elected to receive Choice 2: Deferred 70 pence Redemption.

The Forms of Election remain revocable up until 6.00 p.m. on 22 March 2002. If you validly revoke your Form of Election or USE instruction and fail to advise the Company of your revised choice you will be deemed to have elected for Choice 2: Deferred 70 pence Redemption.

Apart from completing and returning the Forms of Proxy and Form of Election, Marks & Spencer Shareholders need take no further action.

21. Further Information

Your attention is drawn to the recommendation of the Directors set out in Part 1 of this document.

The Scheme is set out in full in Part 10 of this document and additional information is set out in Part 9. Marks & Spencer Group is preparing listing particulars in relation to the New Ordinary Shares and B Shares and will lodge them with the Registrar of Companies in England and Wales in due course. The Listing Particulars are available, free of charge, from Marks & Spencer's registered office and Marks & Spencer's website (www.marksandspencer.com) and will be available for inspection only during normal business hours at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the current memorandum and articles of association of Marks & Spencer and Marks & Spencer Group respectively can be inspected at Marks & Spencer's registered office at Michael House, Baker Street, London W1U 8EP and at the offices of Slaughter and May at 35 Basinghall Street, London EC2V 5DB during usual business hours from the date of this document to the date of the meetings, 28 February 2002.

Copies of the amended articles of association of Marks & Spencer will also be available on the day of the meetings at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD, where the meetings are being held.

Yours faithfully,

Cazenove & Co. Ltd

Part 4 Rights and Restrictions attaching to the B Shares

The following are the rights of the B Shares and the restrictions to which they are subject, which will be reflected in the Marks & Spencer Group Articles.

1. Income

(i) With effect from 25 March 2002 out of the profits available for distribution in respect of each financial year or other accounting period of Marks & Spencer Group, the holders of the B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any New Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend ("preferential dividend") at such rate on the nominal amount of 70 pence per B Share as is calculated in accordance with sub-paragraphs (ii) and (iii) below. Such dividend shall be paid (without having to be declared) semi-annually in arrears on 25 March and 25 September in each year (or if any such date would otherwise fall on a date which is not a Business Day (as defined below) shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a "Payment Date")). The first Payment Date shall be 25 September 2002.

(ii) Each six month period ending on a Payment Date is called a "Calculation Period", the first such period commencing on 26 March 2002 and ending on 25 September 2002. The annual rate applicable to each Calculation Period shall be the lower of (A) 25 per cent per annum and (B) 75 per cent of LIBOR for six month deposits in Pounds Sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by Cazenove & Co. Ltd or such other agent as Marks & Spencer Group shall appoint from time to time (the "Reference Agent") at or about 11.00 a.m. (London time) on the first Business Day of such Calculation Period.

(iii) If for any reason the rate does not appear, or if the relevant page is unavailable (i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its normal London office its offered quotation to leading banks for pounds sterling deposits in London for a six month period and the rate shall be the arithmetic mean (rounded upward if necessary to the nearest $\frac{1}{16}$ per cent) of the respective rates per annum notified to the Company or the Reference Agent such quotations (or such of them, being at least two, as are provided), as determined by the Reference Agent.

(iv) In this Part, the expression "Business Day" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London and "non-cumulative" in relation to the preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of Marks & Spencer Group available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(v) Payments of preferential dividends shall be made to holders on the register on a date selected by the Directors being not less than 15 days or more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date.

(vi) The holders of the B Shares shall not be entitled to any further right of participation in the profits of Marks & Spencer Group.

(vii) All preferential dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to Marks & Spencer Group.

2. Capital

On a return of capital on a winding-up (except on a redemption in accordance with the terms of issue of any share, or purchase by Marks & Spencer Group of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September 2002, the date of 25 March 2002) to, but excluding, the date of such winding-up, divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of Marks & Spencer Group. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may *elect to redeem all of the B Shares still in issue at their 70 pence nominal value.*

3. Attendance and voting at general meetings

The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of Marks & Spencer Group or to attend, speak or vote at any such general meeting.

4. Purchase

Subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies registered under the Companies Act (including the Listing Rules), but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, Marks & Spencer Group may at any time and at its sole discretion purchase B Shares and/or New Ordinary Shares (i) in the market or (ii) by tender available alike to all holders of B Shares and/or as the case may be New Ordinary Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the directors of Marks & Spencer Group may think fit.

5. Class rights

Marks & Spencer Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by Marks & Spencer Group of the capital paid up on the B Shares shall be in accordance with the rights *attaching to the B Shares and shall not involve a variation of such rights for any purpose, and Marks & Spencer Group* shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares).

6. Form and Transferability

The B Shares are not renounceable and will be freely transferable by an instrument of transfer in any usual form or in any other form which the board of Marks & Spencer Group may approve. Marks & Spencer Group has applied for the B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in B Shares may take place within the CREST system in respect of general market transactions. The Immediate 70 pence Redemption will therefore take place via CREST.

7. Redemption of B Shares – Immediate 70 pence Redemption or Deferred 70 pence Redemption

As part of the Proposals the Shareholders who have elected for Choice 1: Immediate 70 pence Redemption will have their B Shares redeemed by the Company. There shall be paid to holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively by way of redemption of the B Shares.

Holders of B Shares will be able to make further elections to have their B Shares redeemed at 70 pence per B Share semi-annually on a Payment Date. The first Payment Date will be 25 September 2002.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may (subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies regulated under the Companies Act including the Listing Rules), on giving notice in writing to the holders of the B Shares, redeem all but not some only of the B Shares then in issue on that date specified in the notice, which shall not be less than 10 days nor more than 42 days from the date of such notice (the "Redemption Call Date") in such a manner as the directors may determine, including the manner set out in the Marks & Spencer Group Articles. The redemption shall be on the basis of 70 pence per B Share.

On any Redemption Call Date, each holder of B Shares being redeemed shall be entitled to a dividend which is equal to the relevant proportion of the preferential dividend in respect of the B Shares so redeemed which would have been payable, if the Redemption Call Date was the same as the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the last Payment Date to but excluding the Redemption Call *Date divided by 183. The aggregate amount of the preferential dividend payable to each holder of B Shares shall be* rounded down to the nearest whole penny.

Part 5 UK Taxation

The following paragraphs are intended as general guidance on certain aspects of current United Kingdom taxation legislation and Inland Revenue practice as at the date of this document. Except where the position of non-UK resident Shareholders is expressly referred to, they deal only with the position of Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who are the beneficial owners of their Existing Ordinary Shares and who hold their Existing Ordinary Shares as an investment. They do not deal with the position of certain classes of Shareholders, such as dealers in securities. If you are in any doubt as to your tax position in relation to any aspect of the proposals you should consult your own professional advisers without delay.

Reorganisation

Subject to the following paragraphs, you should be able to claim roll-over relief in respect of the cancellation of the Existing Ordinary Shares and the issue to you of the New Ordinary Shares and B Shares. Accordingly, you should not be treated as making a disposal of the Existing Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Ordinary Shares and B Shares issued to you should be treated as the same asset (and as having been acquired at the same time) as the cancelled shares. The base cost of the New Ordinary Shares and the B Shares should therefore be calculated by apportioning the base cost of the Existing Ordinary Shares between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day of dealings in those shares.

If you, alone or together with persons connected with you, holds more than 5 per cent of, or of any class of, the shares or debentures of Marks & Spencer, you will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. You should be aware that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 has not been made to confirm that this is the case.

If there is a sale on your behalf of fractional entitlements to New Ordinary Shares and B Shares resulting from the reorganisation, that sale should not constitute a part disposal of Existing Ordinary Shares for you. Instead, the proceeds of any such sale of any fractional entitlements should be deducted from the base cost of the New Ordinary Shares and B Shares.

Choice 1: Immediate 70 pence Redemption

The payment of the redemption price for B Shares redeemed by Marks & Spencer Group will not be treated as an income distribution and therefore will carry no tax credit.

For the purposes of United Kingdom taxation of chargeable gains, the redemption of the B Shares by Marks & Spencer Group will be treated as a disposal of those shares. In order to calculate any gain or loss on such a disposal the base cost of those shares will be taken as a proportion of the original base cost of your Existing Ordinary Shares, determined as outlined under "Reorganisation" above.

United Kingdom exempt approved pension funds will generally not be subject to tax on any chargeable gain realised.

If you are not resident or ordinarily resident in the United Kingdom (and you do not carry on business in the United Kingdom through a branch or agency to which the shares are attributable), you will generally not be subject to tax on any chargeable gain realised. If you are resident outside the United Kingdom, you should consult your own professional advisers on the possible application of the taxation laws in your country of residence.

Choice 2: Deferred 70 pence Redemption

The continuing dividend received following an election for Deferred 70 pence Redemption will be subject to United Kingdom tax in the same way as dividends on the Existing Ordinary Shares.

If you subsequently dispose of your B Shares (including on a redemption of your B Shares), the current rules for the purposes of United Kingdom taxation of chargeable gains outlined above under "Choice 1: Immediate 70 pence Redemption" will apply.

Section 703 Income and Corporation Taxes Act 1988 ("ICTA")

You should be aware of an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". Were the Inland Revenue to seek to apply section 703 ICTA to redemption proceeds, the general effect would be to tax such proceeds as income. However, in the opinion of the Company and its taxation advisers, the Scheme is such that section 703 ICTA should not apply to shareholders in respect of their redemption proceeds.

Shareholders who hold their Existing Ordinary Shares in PEPs and ISAs

If you hold your shares in a PEP or ISA you should note that B Shares (and New Ordinary Shares) should qualify for inclusion in PEPs and ISAs.

Part 6 Pro forma statement of net assets of Marks and Spencer Group p.l.c. and its subsidiaries

Set out on page 36 is a pro forma statement of net assets of Marks & Spencer Group and its subsidiaries (the "New Group") as at 29 September 2001. The pro forma is provided for illustrative purposes only to show the effect of the Scheme on the New Group as at 29 September 2001 having taken into account:

- the sale of Brooks Brothers announced on 23 November 2001;
- the sale of the Group's French and Spanish businesses announced on 16 October and 2 November 2001 respectively;
- the sale and leaseback of a number of the Group's properties announced on 31 October 2001;
- the securitisation of a number of the Group's properties announced on 3 December 2001;
- the issue on 7 November 2001 of two public bonds under the Group's Euro Medium Term Note ("EMTN") programme;

and, because of its nature, may not give a true picture of the financial position of the New Group. It is based on:

- the published, unaudited balance sheet of the Group as at 29 September 2001;
- the consolidation return of Brooks Brothers used in the Group consolidation as at 29 September 2001; and
- the consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001

adjusted as described in Notes (ii) and (iii) on pages 37 and 38.

Marks & Spencer Group is the holding company into which the Group will be transferred. Marks & Spencer Group is not material to the pro forma transaction and therefore a separate column for the New Company has not been presented.

	As at 29 September 2001 £m Note (i)	Adjustments Completed Transactions £m Note (ii)	Return of Capital £m Note (iii)	Pro forma net assets £m
Fixed Assets				
Tangible fixed assets	4,016.1	(668.4)		3,347.7
Investments	59.6			59.6
Total fixed assets	4,075.7	(668.4)		3,407.3
Current Assets				
Stock	462.8	(133.1)		329.7
Debtors – amounts falling due within one year	993.8	(22.9)		970.9
Debtors – amounts falling due after more than one year	1,648.3	58.6		1,706.9
Current asset investments	500.1	(6.0)		494.1
Cash at bank and in hand	105.5	1,656.1	(1,656.1)	105.5
Creditors – amounts falling due within one year	(1,930.7)	96.6		(1,834.1)
Net current assets	1,779.8	1,649.3	(1,656.1)	1,773.0
Total assets less current liabilities	5,855.5	980.9	(1,656.1)	5,180.3
Creditors – amounts falling due after more than one year	(932.4)	(1,030.2)	(346.7)	(2,309.3)
Provisions for liabilities and charges	(351.9)	87.5		(264.4)
Net assets	4,571.2	38.2	(2,002.8)	2,606.6

Memo:				
Net debt	(1,142.3)	636.5	(2,002.8)	(2,508.6)

Notes to the pro forma statement of net assets of Marks & Spencer Group and its subsidiaries

(i) The net assets of the Group have been extracted without adjustment from the unaudited interim results of the Group as at 29 September 2001.

(ii) **Completed Transactions**

	Sale of Brooks Brothers Note (a) £m	Sale of France and Spain Note (b) £m	Sale and leaseback of property Note (c) £m	Securitisation of property Note (d) £m	Public bond issues Note (e) £m	Total £m
Fixed Assets						
Tangible Fixed Assets	(76.2)	(300.2)	(292.0)			(668.4)
Current Assets						
Stock	(115.1)	(18.0)				(133.1)
Debtors – amounts falling due within one year	(20.1)	(2.8)				(22.9)
Debtors – amounts falling due after more than one year	(12.2)	70.8				58.6
Current asset investments	(4.6)	(1.4)				(6.0)
Cash at bank and in hand	153.3	128.0	342.5	320.4	711.9	1,656.1
Creditors – amounts falling due within one year						
Borrowings	0.6	12.1				12.7
Other creditors	63.3	20.6				83.9
Net current assets	65.2	209.3	342.5	320.4	711.9	1,649.3
Total assets less current liabilities	(11.0)	(90.9)	50.5	320.4	711.9	980.9
Creditors – amounts falling due after more than one year						
Borrowings				(320.4)	(711.9)	(1,032.3)
Other creditors	0.5	1.6				2.1
Provisions for liabilities and charges	(1.8)	89.3				87.5
Net assets	(12.3)	—	50.5	—	—	38.2

Adjustments in relation to completed transactions since 29 September 2001 have been made as outlined below:

(a) (i) The net assets of Brooks Brothers (excluding intra-group balances and cash retained) have been extracted without material adjustment from the consolidation return of Brooks Brothers used in the Group's consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of Brooks Brothers of £153.3 million which have increased cash by that amount.

(b) (i) The net assets of the businesses in France and Spain (excluding intra-group balances) have been extracted without material adjustment from the consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001 taking into account the utilisation of provisions extracted from the consolidation returns of the Group used in the Group consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of these businesses are £200.0 million, of which £72.0 million is deferred and has increased debtors due after more than one year. The balance of £128.0 million increases cash.

(c) (i) The net book value of the Group's properties subject to the sale and leaseback amounting to £292.0 million, extracted from the consolidation returns as at 29 September 2001.

(ii) The proceeds from the sale and leaseback of the properties of £342.5 million which have increased cash by that amount.

(d) (i) The cash received (net of expenses) from the securitisation of certain of the Group's properties amounting to £320.4 million. Borrowings due after more than one year have increased by the same amount.

(e) (i) The cash received (net of expenses) from the issue of two public bonds under the Group's EMTN Programme amounting to £711.9 million. Borrowings due after more than one year have increased by the same amount.

(iii) **Return of Capital**

The pro forma statement of net assets has been adjusted by £2,002.8 million to reflect the amount of capital to be returned to Shareholders under the terms of the Proposals being the 2,847,899,641 Existing Ordinary Shares in issue on 28 January 2002 (the latest practicable date prior to the publication of this document) multiplied by the redemption price of 70 pence per B Share amounting to £1,993.5 million and including costs of the transaction amounting to £9.3 million.

The adjustment has been reflected as a reduction in cash to the extent that cash has been received from the other transactions described above. This amounts to £1,656.1 million. The balance of the £346.7 million has been reflected as an increase in net borrowings and has been recorded as an increase in borrowings due after more than one year.

(iv) No account has been taken of trading or other transactions since 29 September 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN
29 January 2002

Dear Sirs

Marks and Spencer Group p.l.c. (the "New Company")

We report on the pro forma statement of net assets set out in Part 6 of the Circular dated 29 January 2002. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Scheme might have affected the unaudited consolidated balance sheet of the New Company as at 29 September 2001 having given effect to the sale of Brooks Brothers announced on 23 November 2001, the sale of the French and Spanish businesses announced on 16 October and 2 November 2001 respectively, the sale and leaseback of a number of the Group's properties announced on 31 October 2001, the securitisation of a number of the Group's properties announced on 3 December 2001 and the issue on 7 November 2001 of two public bonds under the Group's EMTN programme.

Responsibilities

It is the responsibility solely of the Directors of the New Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors of Marks and Spencer p.l.c..

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Group; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 7 Summary of the principal differences between the Articles of Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c.

The principal differences between the existing Articles of Association of Marks & Spencer and the Marks & Spencer Group Articles are explained below. A copy of the Marks & Spencer Group Articles and the Marks & Spencer Articles will be available for inspection as set out in paragraph 16 of Part 9. A copy of the Marks & Spencer Articles (including the amendments proposed to be made at the EGM) will be made available during, and for at least 15 minutes prior to, the Court Meeting and the EGM.

The reasons for the changes are to reflect current practice in relation to articles of association. These provisions will not generally affect the substance of the rights which Shareholders would otherwise have under the terms of the Marks & Spencer Group Articles and are not therefore referred to below unless considered material.

The principal differences are:

- to reflect the authorised share capital of Marks & Spencer Group;
- to detail the new classes of shares (and the rights attaching to them) required to effect the Proposals;
- to give effect to the Companies Act 1985 (Electronic Communications) Order 2000;
- to permit the holding and trading of shares in an uncertificated form;
- to extend the time for which authority under section 80 of the Companies Act (authority given by the shareholders to the board to allot and issue new shares) and authority under section 95 of the Companies Act (authority given by the shareholders to the board to issue new shares without first offering them to the existing shareholders) can be given from fifteen months to five years;
- to express the specific treatment of those directors who attain the age of seventy (who are required to seek re-election annually); and
- to require the Directors to offer themselves for re-election at least every three years.

Part 8 Further Information for holders of Marks & Spencer ADSs and US Shareholders

This part contains further information for holders of Marks & Spencer ADSs and US Shareholders.

1. Expected timetable of principal events for holders of Marks & Spencer ADSs

	2002
Voting Record Date for the EGM and Court Meeting for holders of Marks & Spencer ADSs	30 January
Proxy documents mailed to holders of Marks & Spencer ADSs	From 4 February
ADS Form of Election and notice regarding the exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs mailed to holders of Marks & Spencer ADSs	19 February
Latest time for holders of Marks & Spencer ADSs to provide voting instructions to the ADS Depositary for the Court Meeting and EGM	3:00 p.m. New York time 22 February
Court Meeting and EGM	28 February
Court Hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Existing Ordinary Shares on the London Stock Exchange[(i)]	18 March
Dealings in Marks & Spencer ADSs in the Over the Counter ("OTC") market cease[(i)]	4.30 p.m. New York time 18 March
Scheme Record time[(i)]	5.00 p.m. London time 18 March
Scheme Effective Date[(i)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(ii)]	8.00 a.m. London time 19 March
Dealings in Marks & Spencer Group ADSs commence on the OTC market[(ii), (iii)]	9.30 a.m. New York time 19 March
Last time to submit ADS Form of Election to ADS Depositary[(ii)(iv)]	5:00 p.m. New York time 20 March
Court Hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(ii)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(v)]	22 March
Cheques in payment of redemption mailed	From 2 April
B Share Certificates delivered to holders of Marks & Spencer ADSs electing Choice 2	From 3 April

(i) These dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) Marks & Spencer Group ADSs are expected initially to trade on a "when issued" basis.

(iv) ADS Forms of Election remain revocable until 5.00 p.m. (New York time) on 20 March 2002.

(v) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

The Shareholder elections in respect of the B Shares provide UK Shareholders with a choice with regard to the timing of the receipt of their share of the Return of £2 billion. Due to differences in the tax treatment of persons who are US taxpayers arising from the issuance of the B Shares, the B Shares issued in respect of Existing Ordinary Shares held under the Marks & Spencer ADS Deposit Agreement and represented by Marks & Spencer ADSs will be redeemed immediately pursuant to Choice 1 unless a holder of Marks & Spencer ADSs notifies the ADS Depositary on or before 5.00 p.m 20 March 2002 that it wishes to exercise the other election.

On or about 19 February 2002, the ADS Depositary will provide Marks & Spencer ADS holders with an election form (an "ADS Form of Election") together with supplemental instructions regarding the mechanics of exchanging registered Marks & Spencer ADSs for Marks & Spencer Group ADSs. ADS Forms of Election remain revocable up until 5.00 p.m. (New York time) on 20 March 2002.

The dates given in this Part 8 are based on Marks & Spencer's current expectations and may be subject to change.

2. Information for holders of Marks & Spencer ADSs

The Scheme

Following the Scheme becoming effective the Existing Ordinary Shares underlying each Marks & Spencer ADS will be cancelled and, for every 21 Existing Ordinary Shares, 17 New Ordinary Shares will be issued to the ADS Depositary.

Existing Marks & Spencer ADSs will be replaced by Marks & Spencer Group ADSs which will each represent six New Ordinary Shares. To the extent that fractions arise as a result of the Scheme, Marks & Spencer ADS holders will have the proceeds, if any, of sale on their behalf of the Marks & Spencer Group ADSs remitted to them in US dollars. Because less than one New Ordinary Share will be issued in respect of each Existing Ordinary Share, holders of Marks & Spencer ADSs will receive a smaller number of Marks & Spencer Group ADSs. Such holders will own the same proportion of Marks & Spencer Group, subject to adjustments, in the form of Marks & Spencer Group ADSs as they held in Marks & Spencer ADSs prior to the Effective Date.

On or about 19 February 2002 the ADS Depositary will mail the ADS Form of Election to holders of Marks & Spencer ADSs regarding the mechanics of exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs. Holders of registered Marks & Spencer ADSs will need to follow the instructions set out in this notice to exchange their Marks & Spencer ADSs for Marks & Spencer Group ADSs. Following the Scheme becoming effective, with no action on the part of the holders of book-entry Marks & Spencer ADSs, appropriate notation will be made at the relevant book-entry facility with respect to the book-entry Marks & Spencer ADSs to credit such holders' accounts with the appropriate number of Marks & Spencer Group ADSs.

As of the effective date of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement to establish the Marks & Spencer Group ADS facility, and thereafter the Marks & Spencer ADS facility will be terminated. Accordingly, all holders of Marks & Spencer ADSs as of 5.00 p.m. (New York time) on 18 March 2002 will be requested to exchange their existing Marks & Spencer ADSs for Marks & Spencer Group ADSs.

The Deposit Agreement has been amended to provide that distributions other than cash, ordinary shares of Marks & Spencer or rights to acquire such shares will be distributed to the holders of Marks & Spencer ADSs and not deposited into the Marks & Spencer ADS deposit facility. In addition, the Deposit Agreement has been amended to provide that upon a distribution of redeemable, exchangeable or similar securities (or securities subject to a repurchase or exchange offer) the ADS Depositary may elect to have redeemed or exchange such securities unless the relevant ADS holder makes an election to the contrary. The B Shares issued in respect of Existing Ordinary Shares represented by Marks & Spencer ADSs will be redeemed and any cash received by the ADS Depositary in respect thereof will be distributed to the holders of the Existing Ordinary Shares underlying the Marks & Spencer ADSs unless the ADS Depositary receives a contrary instruction from the holders of Marks & Spencer ADSs. The New Ordinary Shares received by the ADS Depositary will be deposited in the Marks & Spencer Group ADS facility as described herein.

The ADS Depositary will, on 22 March 2002, elect to have redeemed pursuant to Choice 1 all B Shares issued in respect of the Existing Ordinary Shares represented by ADSs, except to the extent that, pursuant to validly completed ADS Forms of Election received by it before 5:00 p.m. (New York Time) on 20 March 2002, a holder of Marks & Spencer ADSs notifies the ADS Depositary that he or she wishes to elect to receive, in respect of the Existing Ordinary Shares represented by his or her ADSs, B Shares pursuant to Choice 2. ADS holders who do not submit ADS Forms of Election in a timely manner will receive the proceeds of the redemption of their underlying B Shares pursuant to Choice 1. Redemption proceeds will be remitted in US dollars. Registered holders of Marks & Spencer ADSs will be required to surrender their existing Marks & Spencer ADR certificates in order to validly deliver an ADS Form of Election. In the event that the ADS Depositary does not receive proper delivery details for the transfer of the B Shares from the holders of ADSs by 5.00 p.m. on 20 March 2002 or cannot for any reason effect the delivery of the B Shares by 5.00 p.m. (New York time) on 1 April 2002, such holders will be deemed to authorize as of such dates the ADS Depositary, as such holder's agent, to have redeemed or sell the B Shares, respectively, and to distribute the net cash proceeds, if any, to the corresponding ADR holders entitled thereto in accordance with the provisions of the Marks & Spencer ADS Deposit Agreement. The ADS Depositary is under no obligation to assist in completion of any delivery of B Shares, other than to act as directed pursuant to any properly completed and timely submitted delivery details.

US holders of Marks & Spencer ADSs are advised that owning B Shares may be less convenient and more costly than holding Marks & Spencer ADSs. The B Shares will not be registered under the United States securities laws, and no trading market is expected to develop for the B Shares in the United States. Instead, the B Shares will be listed on the London Stock Exchange, and clearing and settlement of B Shares is expected to be conducted through CREST, the UK clearing and settlement system. Accordingly, additional trading and safekeeping costs may be incurred. The B shares may not be deposited with the ADS Depositary in return for existing or new ADSs. Unlike the Marks & Spencer ADSs, all future cash payments in respect of such B Shares will be paid in pounds sterling, and holders may incur additional costs in converting pounds sterling amounts to US dollars. The B Shares will not be serviced by a US transfer agent, and may be subject to additional registration requirements (including an inability to register shares in the name of a trust or unincorporated entity). Holders of B Shares will be required to refer any inquiries, including inquiries with respect to registration requirements, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.

Marks & Spencer Group ADS Depositary receipt facility

In connection with the implementation of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement. The terms of the Marks & Spencer Group Depositary Agreement will be substantially identical to the terms of the Marks & Spencer Deposit Agreement, as amended. New Ordinary Shares issued in respect of Existing Ordinary Shares held under the Marks & Spencer Deposit Agreement will be deposited into this new facility, and Marks & Spencer Group ADSs representing New Ordinary Shares will be issued thereunder. All ADSs issuable under the Scheme shall be evidenced by direct registration ADRs, unless certificated ADRs are specifically requested by the holder. A direct registration ADR is one issued in book-entry form through the ADS Depositary's direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities established by The Depository Trust Company ("DTC") and used by the ADS Depositary, pursuant to which the ADS Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the ADS Depositary to the holders entitled thereto. For purposes hereof, the direct registration system shall include access to the profile modification system maintained by DTC which provides for automated transfer of ownership between DTC and the ADS Depositary.

Marks & Spencer Group does not expect to enter into a deposit agreement or otherwise take any action to establish a depositary receipt facility with respect to the B Shares. Investors are cautioned that the B Shares are expected to be highly illiquid and no trading market is expected to develop for them in the United States.

3. Voting

The latest time to provide the ADS Depositary with voting instructions for both the Court Meeting and the EGM is 3.00 p.m. (New York time) on 22 February 2002.

Holders of Marks & Spencer ADSs will not, except as described below, be entitled to attend the Court Meeting or the EGM or to be present at the Court Hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, although the ADS Depositary or its nominee as the record holder of Existing Ordinary Shares underlying the Marks & Spencer ADSs will be so entitled and will vote in accordance with instructions that may be received by the ADS Depositary by 3.00 p.m. (New York time) on 22 February 2002 from holders of Marks & Spencer ADSs.

Holders of Marks & Spencer ADSs who wish to attend the Court Meeting or the EGM or to be present at the above mentioned court hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme should take steps to present their Marks & Spencer ADRs to the ADS Depositary, as depositary under the Marks & Spencer Deposit Agreement, for cancellation and (upon compliance with the terms of the Marks & Spencer Deposit Agreement, including payment of the ADR Depositary's fee and any applicable taxes and governmental charges) delivery of Existing Ordinary Shares so as to become record holders of Existing Ordinary Shares prior to the relevant Voting Record Time for the Court Meeting or the EGM or prior to the relevant Court Hearing, as the case may be. The relevant Voting Record Times for the Court Meeting and the EGM and the dates of the Court Hearings, to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme appear in the "Expected timetable of principal events" on page 2.

Similarly, holders of Marks & Spencer ADSs who wish to be present at the Court Hearing to consider the Marks & Spencer Group Reduction of Capital are advised to consider taking steps (as described in the paragraph above) to cancel their Marks & Spencer ADSs to become holders of Existing Ordinary Shares so that they will become, pursuant to the Scheme, Shareholders in Marks & Spencer Group. As Shareholders in Marks & Spencer Group they will have the right to attend the Court Hearing on 20 March 2002 in person or be represented by counsel to support or approve the sanctioning of the Marks & Spencer Group Reduction of Capital.

4. Certain US securities law considerations

The Scheme

The New Ordinary Shares and B Shares will not be registered under the US Securities Act of 1933, as amended, (the "Securities Act") in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. New Ordinary Shares and B Shares issued to a Marks & Spencer Shareholder or to a holder of Marks & Spencer ADSs who is neither an affiliate, for the purposes of the Securities Act, of Marks & Spencer or Marks & Spencer Group prior to the Scheme Effective Date, nor an affiliate of Marks & Spencer Group after the Scheme Effective Date, may be resold without restriction under the Securities Act. Affiliates of Marks & Spencer and Marks & Spencer Group will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act. Holders who may be deemed to be

affiliates of Marks & Spencer or Marks & Spencer Group include individuals who, or entities that, control directly or indirectly, are controlled by or are under common control with Marks & Spencer or Marks & Spencer Group and may include certain officers and directors of Marks & Spencer and Marks & Spencer Group and principal shareholders (such as a holder of more than 10 per cent of the outstanding capital stock of Marks & Spencer or Marks & Spencer Group). Holders who are affiliates, in addition to reselling their New Ordinary Shares and B Shares in the manner permitted by Rule 145(d) under the Securities Act, may also sell their securities under any other available exemption under the Securities Act, including Regulation S. Marks & Spencer Shareholders and holders of Marks & Spencer ADSs who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers prior to any sale of New Ordinary Shares and B Shares received upon implementation of the Scheme.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act with respect to the New Ordinary Shares and B Shares issued pursuant to the Scheme, Marks & Spencer will advise the Court that Marks & Spencer Group will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by Marks & Spencer Group as an approval of the Scheme following a hearing on its fairness to Marks & Spencer Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Marks & Spencer furnishes certain information to the SEC pursuant to an exemption from the registration and reporting requirements of the US Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) of that Act. Following the Scheme becoming effective, Marks & Spencer Group will undertake to furnish such information.

The Company's broker in the UK, Cazenove & Co. Ltd, will, subject to applicable rules and regulations, be acting as a registered market-maker in the B Shares, pursuant to an exemption from Rule 14e-5 under the Exchange Act, and, accordingly, may be effecting purchases or sales of B Shares during the period up to the initial redemption date, 25 March 2002.

5. US Taxation

The following discussion summarises the material US federal income tax consequences of the Proposals. This summary applies only to United States Holders (as defined below) of Existing Ordinary Shares or ADSs (together, "Old Marks & Spencer Shares") who hold such shares as capital assets. As used herein, a "United States Holder" means a beneficial owner of Old Marks & Spencer Shares that is:

- a citizen or resident of the United States for US federal income tax purposes;
- a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may be relevant to a United States Holder in light of that holder's particular circumstances or to a holder subject to special rules, such as:

- certain financial institutions;
- insurance companies;
- dealers in securities or foreign currencies;
- persons holding Old Marks & Spencer Shares, New Ordinary Shares or Marks & Spencer Group ADSs (New Ordinary Shares and Marks & Spencer Group ADSs are together referred herein as "Marks & Spencer Group Shares") or B Shares as part of a hedge;
- United States Holders whose functional currency is not the US dollar;
- partnerships, or other entities classified as partnerships for US federal income tax purposes;
- persons subject to the alternative minimum tax;
- persons owning 10 per cent or more of the capital stock of Marks & Spencer or Marks & Spencer Group; or
- persons carrying on a trade or business in the UK through a permanent establishment.

This discussion is based on the US Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. United States Holders should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares

A United States Holder will not recognise gain or loss in connection with the exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares in the capital reorganisation except in respect of cash received in lieu of a fractional share. The difference between the United States Holder's tax basis allocable to the fractional share and the cash received will be capital gain or loss which will be long-term if the United States Holder has held its Old Marks & Spencer shares for more than one year.

A United States Holder's tax basis in its Marks & Spencer Group Shares received will equal the basis in its Old Marks & Spencer Shares less any tax basis that is allocable to any fractional Marks & Spencer Group Share for which cash is received. A United States Holder's holding period for its Marks & Spencer Group Shares received in exchange for Old Marks & Spencer Shares will include the holding period for the Old Marks & Spencer Shares exchanged.

Receipt of the Return of £2 billion

Although the matter is not entirely free from doubt, the receipt of cash or B Shares under either of the two Return of £2 billion choices should be treated as a foreign source dividend for federal income tax purposes which will not be eligible for the dividends received deduction. In the case of a United States Holder that elects (or is deemed to elect) Choice 1: Immediate 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the pounds sterling received by the holder based on the exchange rate in effect on the day of receipt. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. In the case of a United States Holder that elects Choice 2: Deferred 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the fair market value of the B Shares determined on the Scheme Effective Date. The holding period for the B Shares will begin on the day after the Scheme Effective Date.

Ongoing shareholdings

The gross amount of distributions on Marks & Spencer Group Shares will be taxable to a United States Holder as foreign source dividend income, which will not be eligible for the dividends received deduction. The amount of any dividend paid in pounds sterling on Marks & Spencer Group Shares will equal the US dollar value of the dividend payment based on the exchange rate in effect on the date the dividend is actually or constructively received. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. Under the US/UK double taxation convention relating to income and capital gains currently in force, United States Holders may be eligible to claim a foreign tax credit in an amount equal to the tax credit for which shareholders resident in the UK are entitled to claim under UK law (currently, equal to one-ninth of the net dividend amount) if the holder elects to include the UK tax credit amount in income. United States Holders should be aware, however, that under the recently signed but not yet in force US/UK convention relating to income and capital gains, United States Holders will not be eligible to claim this foreign tax credit. **United States Holders are urged to consult their own tax advisors with regard to their eligibility for claiming a foreign tax credit with respect to dividends received on Marks & Spencer Group Shares and the procedures required for claiming this credit.**

For US federal income tax purposes, gain or loss realised on the sale, exchange or other disposition of Marks & Spencer Group Shares will be capital gain or loss, which will be long-term if the holder has held the Marks & Spencer Group Shares for more than one year (determined under the rules described above in "Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares"). The amount of gain or loss will be equal to the difference between the United States Holder's tax basis in the Marks & Spencer Group Shares disposed of and the amount realised on disposition. Such gain or loss will generally be US source gain or loss for foreign tax credit purposes.

The characterisation of the B Shares for US federal income tax purposes is unclear. It is possible that the US Internal Revenue Service (the "IRS") may take the position that the B Shares should be treated as indebtedness of Marks & Spencer Group. In that event, accrual basis United States Holders of B Shares would be required to accrue for federal income tax purposes income attributable to the distributions made on the B Shares before the receipt of the cash distribution. In addition, a portion of any proceeds realised upon disposition attributable to the accrued dividend which had not been included in income by the United States Holder would be treated as ordinary interest income rather than as part of the amount realised on the sale, exchange or other disposition.

On the other hand, if the B Shares are respected as an equity interest in Marks & Spencer Group, depending on the facts and circumstances relevant to a particular United States Holder, a redemption may be treated as a dividend for US federal income tax purposes if it is determined that a particular holder's ownership in Marks & Spencer Group (including constructive ownership pursuant to rules specified in the Code) has not been meaningfully reduced. However, the receipt of dividends and a sale, exchange or other disposition (other than a redemption) with respect to B Shares would be treated in the same manner as the receipt of dividends (except that no foreign tax credit in respect of a UK tax credit would be available) and a sale, exchange or other disposition with respect to Marks & Spencer Group Shares.

United States Holders are strongly urged to consult their own tax advisors as to the US federal income tax characterisation of the B Shares as well as to the consequences of the receipt, ownership and redemption of B Shares.

Backup withholding and information reporting

Information returns may be filed with the IRS in connection with the capital reorganisation, any payments made with respect to Marks & Spencer Group Shares or B Shares and the proceeds from a sale or other disposition of Marks & Spencer Group Shares or B Shares. A United States Holder will be subject to US backup withholding tax on these items unless (i) the United States Holder is a corporation or other exempt recipient or (ii) the United States Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Section A: Additional information relating to Marks and Spencer Group p.l.c.

1. Incorporation and activity of Marks & Spencer Group

1.1 Marks & Spencer Group was incorporated and registered in England and Wales on 23 July 2001 under the Companies Act as a private company limited by shares with registered number 4256886 and with the name Trushelfco (No. 2827) Limited. It changed its name on 7 August 2001 to Conker Retail Limited and on 24 January 2002 re-registered as a public limited company changing its name to Marks and Spencer Group p.l.c.

1.2 The registered and head office of Marks & Spencer Group is at Michael House, Baker Street, London W1U 8EP.

1.3 Marks & Spencer Group has not traded nor prepared any accounts since its incorporation. PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer Group and have been the only auditors of Marks & Spencer Group since its incorporation.

2. Share capital of Marks & Spencer Group

2.1 On incorporation the authorised share capital of Marks & Spencer Group was £100 divided into 100 ordinary shares of £1 each. Of such shares, two ordinary shares were taken by the subscribers to the memorandum of association, Trucidator Nominees Limited and Trexco Limited and were paid up in full in cash.

2.2 On 22 January 2002:

(a) the authorised share capital was increased from £100 to £10,080,050,000 by the creation of 7,839,999,900 additional ordinary shares of £1 each, 3,200,000,000 B Shares of 70 pence each and 50,000 redeemable preference shares ("Redeemable Preference Shares") of £1 each;

(b) each ordinary share of £1 each was sub-divided into 100 ordinary shares of 1 pence each and a further 290 ordinary shares of 1 pence each were issued and fully subscribed for in cash;

(c) every 245 ordinary shares of 1 pence each were consolidated into one ordinary share of 245 pence each;

(d) the Marks & Spencer Group Articles were adopted;

(e) the 50,000 non-voting redeemable preference shares ("Redeemable Preference Shares") were created and issued in order to enable Marks & Spencer Group to obtain a certificate to commence business under section 117 of the Companies Act. Following completion of the Scheme, the Redeemable Preference Shares, to the extent that they have been issued, but remain unredeemed, will continue to be held by the holders thereof, but will carry no rights to vote. Any Redeemable Preference Shares issued may be redeemed by Marks & Spencer Group by notice to the holder thereof and upon any redemption the shares will be cancelled and Marks & Spencer Group will pay to the holder thereof the amount paid up on such shares. Marks & Spencer Group intends to redeem these shares as soon as reasonably practicable after the Scheme Effective Date;

(f) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in paragraph 8 of Part 7 of the Listing Particulars, were approved;

(g) the Directors were authorised to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan in overseas territories provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the schemes; and

(h) the Directors were authorised to vote at, and count in a quorum of, any meeting on any matter connected with the above schemes notwithstanding that they may be interested in them.

Trexco Limited and Trucidator Nominees Limited each currently hold one ordinary share of 245 pence. It is expected that, following the Scheme becoming effective, they will give those shares to Marks & Spencer Group for no consideration.

Trexco Limited also holds 50,000 Redeemable Preference Shares. It is expected that, following the Scheme becoming effective, the Redeemable Preference Shares will be redeemed for an amount equal to the amount paid up on such shares.

2.3 Accordingly, as at the date of this document, the authorised and issued share capital of Marks & Spencer Group is, and immediately prior to completion of the Scheme it will be, as follows:

	Authorised		Issued and paid	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2	£5
B Shares	3,200,000,000	£2,240,000,000	Nil	Nil
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000

2.4 By special resolutions passed on 22 January 2002 it was resolved, that conditional on the Scheme becoming effective:

(a) upon redemption of all the Redeemable Preference Shares in the share capital of Marks & Spencer Group, the Marks & Spencer Group Articles be amended by deleting all the terms relating to the Redeemable Preference Shares;

(b) subject to and conditional upon the Marks & Spencer Group Shares required to be issued by Marks & Spencer Group pursuant to the Scheme having been registered in the name of the persons entitled thereto the share capital of Marks & Spencer Group be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each New Ordinary Share issued pursuant to the Scheme and reducing the nominal value of each such New Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued New Ordinary Share of 245 pence from 245 pence to 25 pence;

(c) the directors of Marks & Spencer Group are generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme; and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of Marks & Spencer Group immediately following completion of the Scheme and the Marks & Spencer Group Reduction of Capital) on such terms as the directors of Marks & Spencer Group think fit, such authority to expire on the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier, save that Marks & Spencer Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry;

(d) the directors of Marks & Spencer Group are generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier:

(i) in connection with an offer to holders of ordinary shares in the capital of the Company in proportion (as nearly as maybe) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent of the expected issued ordinary share capital of Marks & Spencer Group immediately following implementation of the Scheme and the Marks & Spencer Group Reduction of Capital),

but so that Marks & Spencer Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power; and

(e) conditional upon the Marks & Spencer Group Reduction of Capital becoming effective, that Marks & Spencer Group be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary shares of 25 pence provided that:

(a) it does not purchase under this authority more than 287 million ordinary shares;

(b) it does not pay less than 25p for each ordinary share;

(c) it does not pay more for each ordinary share than 105 per cent of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which Marks & Spencer Group agrees to buy the ordinary shares concerned;

(d) this authority shall continue in force until the conclusion of the annual general meeting of Marks & Spencer Group in 2002 or on 10 October 2002, whichever shall be the earlier; and

(e) it may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). Marks & Spencer Group may complete such a purchase even though the authority has terminated.

2.5 Save as disclosed in this paragraph 2, at the date of this document:

(i) there has been no issue of shares or loan capital of Marks & Spencer Group since its incorporation; and

(ii) no share or loan capital of Marks & Spencer Group is under option or agreed to be put under option.

At the date of this document Marks & Spencer Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of Marks & Spencer Group for cash or other consideration.

2.6 The New Ordinary Shares and B Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares or the B Shares.

2.7 The New Ordinary Shares and B Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

2.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Marks & Spencer Group.

2.9 The Redeemable Preference Shares will not be listed or traded and will carry no rights to vote (other than at any meeting of its class).

2.10 Under the Scheme, Marks & Spencer Group will issue New Ordinary Shares and B Shares, credited as fully paid, to the Shareholders on the basis of 17 New Ordinary Shares and 21 B Shares for every 21 Existing Ordinary Shares held at the Scheme Record Time. It is proposed then to redeem the Redeemable Preference Shares. Accordingly, the proposed authorised, issued and fully paid share capital of Marks & Spencer Group as it will be immediately following the Admission (on the basis that the Redeemable Preference Shares have been redeemed and that all options in Marks & Spencer exercisable before the Scheme Effective Date have been exercised) is as follows:

	Authorised		Issued and paid	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2,313,779,544	£5,668,759,883
B Shares	3,200,000,000	£2,240,000,000	2,858,198,256	£2,000,738,780

3. Summary of the principal differences between the current Marks & Spencer Articles and the Marks & Spencer Group Articles

The principal differences between the current Marks & Spencer Articles and the Marks & Spencer Group Articles are explained in Part 7 of this document.

4. **Directors and Company Secretary of Marks & Spencer Group**

4.1 The business address of each of the directors and company secretary of Marks & Spencer Group is Michael House, Baker Street, London W1U 8EP. Their full names and functions within the Group are as set out below.

4.2 Brief histories of the directors and company secretary are as follows:

Luc Emile René Vandevelde – Chairman and Chief Executive, Age 51
Appointed in February 2000. Previously Chairman and CEO of Promodés, which he joined in 1995, initially as President and Chief Operating Officer and latterly as Chairman. During this time he built Promodés into an international retailer with operations across Europe, Asia and South America. Chairman of ECR Europe. Born in Belgium, he has spent most of his career working internationally, including 24 years with Kraft General Foods.

Roger Anthony Holmes – Director, Age 42
Appointed in January 2001. Managing Director UK Retail. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher he spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.

Alan James McWalter – Director, Age 48
Appointed in January 2000. Group Marketing. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet. Past Chairman of the Marketing Society. Non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers.

David Donald Norgrove – Director, Age 54
Appointed in September 2000. Strategy and International. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. His previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988.

Laurel Claire Powers-Freeling – Director, Age 44
Appointed in November 2001. Chief Executive of Marks & Spencer Financial Services. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachussetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc where she was responsible for corporate strategy and planning, and the development of the personal financial planning business.

Alison Clare Reed – Finance Director, Age 45
Appointed in July 2001. A Chartered Accountant, she joined Marks & Spencer in 1984 from Touche Ross & Co and following a wide range of financial and commercial roles, was appointed Group Financial Controller in 1996 and UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.

Brian Ford Baldock CBE – Non-Executive Director, Age 67
Appointed in October 1996. Senior Independent Director, Non-Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc. Non-executive Director of Cornhill Insurance plc. Chairman of Wellington Investments Limited. He became Chairman of Mencap in December 1998. Chairman of First Artist Corporation plc. He is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.

Anthony (Tony) Frank Elliott Ball – Non-Executive Director, Age 46
Appointed in September 2000. Chief Executive BSkyB since June 1999. Previous roles as President and CEO of US Company Fox/Liberty Networks (1996 to 1999) and General Manager of BSkyB.

John (Jack) Michael Keenan – Non-Executive Director, Age 65
Appointed in September 2001. He was previously Deputy Chief Executive Officer, Guinness UDV and a board member of Diageo plc until October 2001. He originally joined International Distillers & Vinters (IDV) as Chief Executive in March 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods

International, subsidiaries of the Philip Morris Companies, rising to Chairman, Kraft Foods International. He is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.

John Kevin Lomax – Non-Executive Director, Age 53
Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. He has wide-ranging experience of the industrial sector including previous executive positions with Hanson and STC.

Dame Stella Rimington DCB – Non-Executive Director, Age 66
Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman Director General. Non-executive director of BG Group plc.

Graham John Oakley – Company Secretary, Age 45
Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy Army Air Force Institute (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 he assumed corporate responsibility for Human Resources reporting directly to the Chairman.

4.3 The details of those companies and partnerships outside the New Group of which the Directors are currently directors, or have been directors or partners at any time during the previous five years prior to the date of this document, are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Luc Vandevelde	BGS ECR Europe	Promodés Global Commerce Initiative Carrefour SA
Roger Holmes	—	Kingfisher plc Woolworths plc
Alan McWalter	Constantine Holdings Limited Incorporated Society of British Advertisers	Woolworths plc
David Norgrove	Mencap Ltd The Community Channel The Hanover Foundation The Media Trust	Splendour.com Ltd
Laurel Powers-Freeling	—	Lloyds Abbey Life plc Lloyds TSB Private Bank Ltd Lloyds TSB Stockbroker Ltd
Alison Reed	HSBC Bank plc	BBC Children in Need Ltd
Brian Baldock CBE	Cornhill Insurance plc First Artist Corporation p.l.c. Mencap Ltd Sygen International Group p.l.c. Wellington Pub Company p.l.c.	Dalgety plc WMC Communications Ltd
Tony Ball	British Interactive Broadcasting Holdings Limited British Sky Broadcasting Group plc	—
Jack Keenan	Body Shop International PLC Tomkins plc General Mills, Inc. Grand Cru Consulting Ltd.	Cable & Wireless Communications plc Grand Metropolitan PLC Diageo PLC

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Kevin Lomax	Hawling Development Company Limited Misys plc The Royal Opera House Foundation The Friends of Covent Garden Observatory Fitness Limited Observatory Management Limited	Royal Opera House Trust
Dame Stella Rimington DCB	BG Group plc Saint Felix School Town Close House Foundation Educational Trust Limited	GKR Associates Ltd Institute of Cancer Research Royal Air Force Museum Royal Marsden Hospital NHS Trust The Air League Whitehead Mann Group GKR Ltd

4.4 Marks & Spencer Group Share Schemes

Information on the Marks & Spencer Group Share Schemes is contained in Part 3 of this document and the Listing Particulars.

5. Employees

Marks & Spencer Group operates in a competitive trading environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining Marks & Spencer Group's aim of being an employer of choice.

Marks & Spencer Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.

The board of Marks & Spencer Group is currently reviewing the pension arrangements for new employees that would join the New Group after 31 March 2002. Any such arrangement is subject to finalisation but would not affect the existing pension arrangements of current employees.

Section B: Additional information relating to Marks and Spencer p.l.c.

1. Introduction

The Directors of Marks & Spencer, whose names appear on page 11 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of Marks & Spencer

2.1 Marks & Spencer was incorporated and registered in England and Wales on 17 June 1926 under the Companies Acts 1908 to 1917 as a company with registered number 214436.

2.2 The registered office of Marks & Spencer is Michael House, Baker Street, London W1U 8EP.

2.3 Marks & Spencer is the holding company for the UK's leading general retailer. Marks & Spencer retails clothing, food, homeware and financial services.

2.4 PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer. PricewaterhouseCoopers audited the financial statements of Marks & Spencer for the years ended 31 March, 1999, 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the three years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

3. **Share capital of Marks & Spencer**

3.1 As at 28 January 2002 (the latest practicable date prior to the publication of this document), the authorised and issued share capital of Marks & Spencer was as follows:

	Authorised		Issued and paid	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
Ordinary Shares	3,200,000,000	£800,000,000	2,847,899,641	£711,974,910

3.2 As at 28 January 2002, the latest practicable date prior to the publication of this document, the following options had been granted over Existing Ordinary Shares:

Outstanding options granted under all Savings Related Share Option Schemes:

	Number of Shares	Option Price
Jan 1995	2,505,895	322p
Jan 1996	2,303,779	330p
Jan 1997	4,964,076	389p
Jan 1998	3,275,050	467p
Jan 1999	7,065,208	324p
Jan 2000	21,257,581	223p
Jan 2001	29,752,589	156p
Jan 2002	19,056,631	250p

Outstanding options granted under all executive share option schemes:

	Number of Shares	Option Price	Option Details
(1984 Scheme)			
May 1992	1,430,561	329p	May 1995-May 2000
May 1993	1,099,729	341p	May 1996-May 2003
Oct 1993	19,576	399p	Oct 1996-Oct 2003
May 1994	1,664,210	404p	May 1997-May 2004
Oct 1994	21,541	402p	Oct 1997-Oct 2004
May 1995	1,372,243	414p	May 1998-May 2005
May 1996	52,400	458p	May 1999-May 2006
Nov 1996	6,172	486p	Nov 1999-Nov 2006
Jun 1997	34,152	527p	Jun 2000-Jun 2007
(1987 Scheme)			
May 1995	1,314,938	414p	May 1998-May 2002
May 1996	1,419,501	458p	May 1999-May 2003
Nov 1996	14,546	486p	Nov 1999-Nov 2003
Jun 1997	1,657,196	527p	Jun 2000-Jun 2004
(1997 Scheme – Tier 1)			
Jun 1998	309,093	557p	Jun 2001-Jun 2008
Nov 1998	247,221	404p	Nov 2001-Nov 2008
Jun 1999	717,772	358p	Jun 2002-Jun 2009
Nov 1999	95,323	278p	Nov 2002-Nov 2009
Jan 2000	360,655	305p	Jan 2003-Jan 2010
Mar 2000	1,992,337	261p	Mar 2003-Mar 2010
Jun 2000	184,615	260p	Jun 2003-Jun 2010

	Number of Shares	Option Price	Option Details
(1997 Scheme – Tier 2)			
Jun 1998	1,738,920	557p	Jun 2003-Jun 2008
Nov 1998	99,261	404p	Nov 2003-Nov 2008
Jun 1999	1,439,755	358p	Jun 2004-Jun 2009
Nov 1999	59,352	278p	Nov 2004-Nov 2009
Jan 2000	360,655	305p	Jan 2005-Jan 2010
Mar 2000	1,992,337	261p	Mar 2005-Mar 2010
Jun 2000	184,615	260p	Jun 2005-Jun 2010
(2000 +3%)			
Sep 2000	3,268,361	215p	Sep 2003-Sep 2010
Dec 2000	574,358	195p	Jan 2004-Jan 2011
Mar 2001	270,641	218p	Mar 2004-Mar 2011
Jun 2001	6,624,769	256p	Jun 2004-Jun 2011
Jul 2001	168,674	249p	Jul 2004-Jul 2011
Dec 2001	1,288,920	350p	Dec 2004-Dec 2011
(2000 +4%)			
Sep 2000	3,423,871	215p	Sep 2003-Sep 2010
Dec 2000	574,358	195p	Jan 2004-Jan 2011
Mar 2001	270,641	218p	Mar 2004-Mar 2011
Jun 2001	3,497,901	256p	Jun 2004-Jun 2011
Jul 2001	156,626	249p	Jul 2004-Jul 2011
Dec 2001	1,027,627	350p	Dec 2004-Dec 2011

3.3 As part of the implementation of the Proposals, following the cancellation of the Existing Ordinary Shares, the share capital of Marks & Spencer will be restored to its former nominal amount by the creation of such number of new ordinary shares of Marks & Spencer of 25 pence each as shall be equal to the number of Existing Ordinary Shares which have been cancelled. The credit arising in the books of Marks & Spencer as a result of the cancellation will be applied in paying up in full those new ordinary shares in Marks & Spencer. The new ordinary shares in Marks & Spencer will be issued to Marks & Spencer Group which will, as a result, become the holding company of Marks & Spencer and the Group.

4. Directors of Marks & Spencer

At the date of this document none of the Directors of Marks & Spencer:

(a) has any unspent convictions in relation to indictable offences;

(b) has been bankrupt or entered into an individual voluntary arrangement;

(c) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; and

(f) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

5. Directors' and other interests

5.1 Assuming that no further Existing Ordinary Shares have been purchased or issued after 28 January 2002 (the latest practicable date prior to the publication of this document) in accordance with the rights granted under the Marks & Spencer Share Option Schemes, the Directors will have the following beneficial interests in New Ordinary Shares and B Shares, on the Scheme becoming effective, by virtue of the effect of the Scheme on their holdings of Existing Ordinary Shares.

Director	Number of Existing Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Percentage of issued share capital
Luc Vandevelde	808,080	654,160	808,080	0.028%
Roger Holmes	285,456	231,083	285,456	0.010%
Alan McWalter	12,000	9,714	12,000	0.000%
David Norgrove	19,849	16,068	19,849	0.001%
Laurel Powers-Freeling	3,261	2,639	3,261	0.000%
Alison Reed	94,280	76,321	94,280	0.003%
Brian Baldock CBE	69,900	56,585	69,900	0.002%
Tony Ball	2,000	1,619	2,000	0.000%
Jack Keenan	2,000	1,619	2,000	0.000%
Kevin Lomax	20,000	16,190	20,000	0.001%
Dame Stella Rimington DCB	3,448	2,791	3,448	0.000%

The interests of the Directors amount in total to 1,320,274 Existing Ordinary Shares representing approximately 0.046 per cent of the issued share capital of Marks & Spencer as at 28 January 2002, the latest practicable date prior to the publication of this document.

5.2 In addition to their having an interest in 1,320,274 Existing Ordinary Shares as at the date referred to in paragraph 5.1 above as a result of their participation in the Marks & Spencer Share Option Schemes. These interests were as follows:

Director	Scheme	Date of Grant	Number of Shares	Option Price (pence)	Normal Expiry Date
Luc Vandevelde	1997	Mar 2000	3,984,674	261	Mar 2010
	2000	Jun 2001	380,858	256	Jun 2011
Roger Holmes	2000	Dec 2000	871,794	195	Dec 2010
	2000	Jun 2001	249,022	256	Jun 2011
	2000	Dec 2001	182,142	350	Dec 2011
Alan McWalter	1997	Jan 2000	721,310	305	Jan 2010
	2000	Jun 2001	175,780	256	Jun 2011
David Norgrove	1984	Jun 1992	22,176	329	Jun 2002
	1984	Jun 1993	8,211	341	Jun 2003
	1984	Jun 1994	5,940	404	Jun 2004
	1984 & 1987	Jun 1995	18,922	414	Jun 2005
	1987	Jun 1996	14,568	458	Jun 2004
	1987	Jun 1997	8,900	527	Jun 2005
	1997	Jun 1998	136,192	557	Jun 2008
	1997	Jun 1999	19,905	358	Jun 2009
	2000	Sep 2000	223,254	215	Jun 2010
	2000	Jun 2001	161,132	256	Jun 2011
	2000	Dec 2001	117,856	350	Dec 2011
	SAYE	Jan 1995	3,633	322	Jun 2002
	SAYE	Jan 1996	2,363	330	Jun 2003
	SAYE	Jan 2000	2,606	223	Jun 2003
	SAYE	Jan 2001	2,483	156	Jun 2004
Laurel Powers-Freeling	2000	Dec 2001	365,713	350	Dec 2011
Alison Reed	1984	Jun 1993	2,639	341	Jun 2003
	1984	Jun 1994	19,430	404	Jun 2004
	1984 & 1987	Jun 1995	62,984	414	Jun 2005
	1987	Jun 1996	4,986	458	Jun 2004
	1987	Jun 1997	18,512	527	Jun 2005
	1997	Jun 1998	39,646	557	Jun 2008
	1997	Jun 1999	72,357	358	Jun 2009
	2000	Sep 2000	148,836	215	Jun 2010
	2000	Jun 2001	140,624	256	Jun 2011
	2000	Dec 2001	141,428	350	Dec 2011
	SAYE	Jan 2000	1,513	223	Jun 2005
	SAYE	Jan 2001	8,653	156	Jun 2006

5.3 The interests of the Directors in the share capital are set out in paragraph 5.1 above. Directors who are participants in the Marks & Spencer Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors may have interests in New Ordinary Shares arising pursuant to their interests in Existing Ordinary Shares under the Marks & Spencer Share Option Schemes referred to above. The extent to which they do have interests in New Ordinary Shares will depend upon whether they exercise or exchange their options. Where possible, the Directors intend to exchange their options for options over New Ordinary Shares. Where this is not possible, they will retain their options over Existing Ordinary Shares.

5.4 In addition to the above, the Directors are also within the class of beneficiaries of the Marks & Spencer Qualifying Employee Share Trust (which provides shares under the Marks & Spencer 1987 and 1997 Savings Related Share Option Schemes) and, as such, are interested in all its Existing Ordinary Shares which amount to 1,968,954 Existing Ordinary Shares as at 28 January 2002 (the latest practicable date prior to publication of this document).

5.5 The above interests are based upon the interests of the Directors in Existing Ordinary Shares which (a) have been notified by each Director to Marks & Spencer pursuant to section 324 or section 328 of the Companies Act before

28 January 2002 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

5.6 Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the Group.

5.7 Save as disclosed in paragraph 5.1, insofar as is known to Marks & Spencer on the Scheme becoming effective, assuming that no further Existing Ordinary Shares have been purchased or issued after 28 January 2002 (the last practicable date prior to the publication of this document) the following persons will hold directly or indirectly, interests (as defined in Part 10 of the Act) representing three per cent or more of the issued New Ordinary Shares:

Name	**Current holding of Existing Ordinary Shares**	**Number of New Ordinary Shares**	**Number of B Shares**	**Per cent of issued ordinary share capital of Marks & Spencer Group**
Brandes Investment Partners LP	197,024,133	159,495,726	197,024,133	6.9%
Legal & General	86,351,717	69,903,770	86,351,717	3.0%

5.8 Save as disclosed in paragraph 5.7 above, Marks & Spencer is not aware of any person who is, or will be, immediately following the Scheme directly or indirectly, interested in three per cent or more of the New Ordinary Shares.

5.9 Marks & Spencer is not aware of any person who, following implementation of the Scheme, directly or indirectly, acting jointly with others or acting alone, could exercise control over Marks & Spencer Group.

5.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of any member of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

5.11 None of the Directors had a beneficial interest in any contract to which Marks & Spencer or its subsidiaries was a party during the financial year.

5.12 There are no outstanding loans or guarantees granted or provided by Marks & Spencer or any of its subsidiaries or for the benefit of any Director.

5.13 The Directors are affiliates for the purposes of the Securities Act and are therefore subject to the restrictions described in paragraph 4 of Part 8.

5.14 Details of Directors' service agreements in terms of their appointment are set out in paragraph 6 of Section B of Part 9 of this circular. The total emoluments receivable by each of the Directors will not be varied as a result of the Scheme.

6. Directors' service agreements

6.1 The remuneration (including salary and other benefits) payable under the Chairman's, Executive Directors' and Non-Executive Directors' service agreements are as follows:

		Year ended 31.3.01		Year ended 31.3.02
	Appointment Date	Salary £000s	Benefits[1] £000s	Estimated Salary[8] £000s
Chairman and Chief Executive				
Luc Vandevelde[2]	28 February 2000	650	184	650
Executive Directors				
Roger Holmes[3]	1 January 2001	124	672	425
Alan McWalter	1 January 2000	289	41	300
David Norgrove	18 September 2000	129	14	272
Laurel Powers-Freeling	6 November 2001	—	—	114
Alison Reed	11 July 2001	—	—	239
Non-Executive Directors				
Brian Baldock[4]	1 October 1996	81	—	34
Tony Ball	1 September 2000	20	—	34
Jack Keenan	1 September 2001	—	—	20
Kevin Lomax	1 September 2000	20	—	34
Dame Stella Rimington	1 January 1997	50	—	50
Retired Directors	**Retirement Date**			
Robert Colvill	*31 December 2001*	*385*	*30*	*289*
Sir Michael Perry	11 July 2001	34	—	11
Sir Ralph Robins	11 July 2001	34	—	11
Sir David Sieff	11 July 2001	34	5	11
Former Directors[5]		1,146	56	96
		2,996	1,002	2,590
Estimated benefits for Executive and Non-Executive Directors for the year ended 31 March 2002[6]				500
Aggregate remuneration[7]		**3,998**		**3,090**

Notes

1 Other than in notes 2 and 3 benefits relate mainly to the provision of cars, fuel and travel. In addition, a payment is made to Alan McWalter, Roger Holmes and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10 per cent of the difference between the pension earnings cap (£95,400 for the current tax year) and their base salary.

2 Benefits for Luc Vandevelde include a supplement of 16 per cent of base salary in lieu of membership of the Company Pension Scheme. In addition, under the terms of his service agreement the Company has agreed to provide accommodation on which he is assessed for tax.

3 Benefits for Roger Holmes to 31 March 2001 include compensation for the loss of future benefits and bonus from his previous employer in the form of 'restricted shares' at a cost of £554,000 and a payment of £100,000.

4 Brian Baldock relinquished the role of Non-Executive Chairman of Marks & Spencer on 28 February 2000 and continued to assist the Chairman in the transition period to the AGM in July 2000 after which his fee was reduced to £34,000 pa.

5 This comprises salary and benefits to 6 Executive and 1 Non-Executive Director who retired during the year to 31 March 2001 as detailed in the 2001 annual report. The disclosure for the current financial year relates to Robert Colvill's salary from 1 January 2002, as he remains an employee until 31 March 2002 to complete the restructuring announced in March 2001.

6 This includes the payment of £100,000 to Laurel Powers-Freeling as compensation for loss of benefits from previous employer.

7 No bonus was payable in the year to 31 March 2001. If financial targets set by the Remuneration Committee are met in this financial year the bonus award will be 50 per cent of salary. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Laurel Powers-Freeling will not participate in the current year's bonus, receiving instead a guaranteed £100,000 bonus as compensation for loss of bonus from her previous employer. Separate arrangements apply this year to Luc Vandevelde, see paragraph 6.3 below.

8 Full year equivalent salaries for directors appointed during the year are as follows; Laurel Powers-Freeling £320,000, Alison Reed £330,000 and Jack Keenan £34,000. David Norgrove received an increase in salary from £250,000 to £275,000 on 1 May 2001.

6.2 Executive Directors' service agreements

Each Marks & Spencer Executive Director is entitled to a company car for business and private use, 28 days annual holiday, reimbursement of business expenses and sick pay.

Executive Directors may be invited to participate in the executive share option scheme operated by Marks & Spencer Group. If, on termination, the Director loses any of the rights or benefits under the rules of this scheme (or the predecessor schemes) they shall not be entitled to be compensated for that loss. These predecessor schemes, available to all senior management, have operated since 1977 when shareholder approval was first granted, with subsequent schemes in 1984, 1987, 1997 and 2000.

The 2002 scheme is an annual grant scheme, with a maximum annual award (except in limited circumstances) of 300 per cent of base salary. Performance criteria for the exercise of all options have been imposed for all options granted since 1996. Those for the 2002 scheme are (unless a contrary decision is made):

- earnings per share growth of at least inflation plus an average of 3 per cent per annum for 50 per cent of each grant, measured from a fixed base of 14.5p or the actual earnings per share for the financial year preceding the date of grant, if higher; and
- earnings per share growth of at least inflation plus an average of 4 per cent per annum for the remaining 50 per cent of each grant, measured from a fixed base of 16.5p or the actual earnings per share for the financial year preceding the date of grant, if higher.

In addition, the Executive Directors are entitled to participate in the senior bonus scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the annual operating plan approved by the Board (as it may be constituted from time to time), and extend to all levels of management. If targets are achieved the bonus award is 50 per cent of salary for Executive Directors. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Bonus payments for other management levels operate on a variable scale, based on the level of influence and accountability the employee has on the Company's performance. Potential awards range up to a maximum of up to 40 per cent for achieved targets and up to 80 per cent for significantly exceeding targets. Bonus payments do not form part of pensionable salary and are not eligible for profit sharing.

No bonus was earned by management under the scheme in the year to 31 March 2001 as the Company performance did not meet the required targets.

Each Executive Director's contract provides for the Company to give them not less than twelve months' notice. Luc Vandevelde, Roger Holmes and Alan McWalter were initially appointed as directors of the Company with service contracts entitling them to two years' notice, reducing proportionately to one year during the first 12 months of their appointment. Luc Vandevelde's contract now entitles him to nine months' notice. Employment will terminate automatically on a director's 60th birthday.

Each Executive Director has a provision in their employment contract entitling them on termination to a sum equal to the basic salary and benefits which they would have been entitled to receive under their service contract during their notice period. If the director would have been entitled to a bonus payment, the Company will at the date on which the bonus would otherwise have been paid make a payment to the director subject to the rules of the relevant scheme and to the achievement of the relevant targets. Any entitlement under any share option scheme shall be determined in accordance with the rules of the scheme. Any such payments shall be subject to such deductions as may be required by law.

The Executive Directors (except Luc Vandevelde) are members of the Marks & Spencer Pension Scheme, which enables members to achieve the maximum pension of two-thirds of their salary at normal retirement date after 30 years' service. In the case of earnings over £100,000 per annum, the pensionable salary is usually based on an average of the earnings over the last three years to retirement. For all members who joined the scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Directors who joined on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

Luc Vandevelde is not a member of the pension scheme, but instead receives a salary supplement equal to 16 per cent of salary.

Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension 'earnings cap', so that the element of their salary on which pension is calculated is restricted. To compensate for this fact, they each receive a salary supplement equal to 10 per cent of the difference between their salary and the 'earnings cap'.

Roger Holmes and Alan McWalter have pension arrangements based on a uniform accrual of 2/3rds of the pension 'earnings cap' less the pension which they have accrued from membership of previous employer pension schemes.

Post-retirement increases for pensions earned from 6 April 1997 are awarded on a statutory basis. All pensions earned for service prior to 6 April 1997 are guaranteed to increase by the rise in inflation, up to a maximum of 3 per cent per annum.

6.3 Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001 which were subsequently met. However, in advance of the Remuneration Committee of the Board meeting to determine his bonus award, he informed the committee that he wished to:

- waive any entitlement to a bonus for the year to 31 March 2001. This included 100 per cent of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000.
- reduce his notice period entitlement from 12 months to nine months.

The Remuneration Committee has agreed the following in relation to his bonus for the year to 31 March 2002:

- award bonus of 100% of salary if financial targets set by the Remuneration Committee are met;
- add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets are met;
- issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

No other Director has waived remuneration.

6.4 Non-Executive Directors' Service Agreements.

The Non-Executive Directors have service agreements with Marks & Spencer for an initial three year term which is terminable on three months' notice.

The Chairman, together with the Executive Directors, determines the remuneration of Non-Executive Directors who do not participate in the Company's or the New Company's employee share or annual bonus schemes.

6.5 Save as disclosed in 6.3 above there is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

6.6 Should a senior management bonus be payable for the financial year ending 31 March 2002, a pro rata payment will be made to certain former directors who retired in the year ended 31 March 2001, in accordance with their contracted entitlements.

7. Effect of the Scheme on the Marks & Spencer Share Schemes

The effect of the Scheme on the Marks & Spencer Share Schemes is summarised in paragraph 13 of Part 3 of this document.

8. Significant change

Save as disclosed in the Chairman's letter in Part 1, there has been no significant change in the financial or trading position of Marks & Spencer since 29 September 2001, the date to which Marks & Spencer prepared its last interim statements.

9. Litigation

No member of the Group nor the New Group is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the Group or

the New Group which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Group's financial position.

10. Material contracts

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by Marks & Spencer or members of the Group within the two years immediately preceding the date of this document and are or may be material to Marks & Spencer or the Group; or (b) (regardless of when entered into) contain obligations or entitlements which are material to the Group:

(a) On 25 September 2001 the Company, Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. renewed a Euro Medium Term Note Programme. Each of the companies is an issuer under the renewed programme. Notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. are guaranteed by the Company. The aggregate nominal amount of notes outstanding must not at any time exceed £3,000,000,000. The term of notes issued under the programme must not be less than one month or more than 30 years from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any currency agreed between the relevant issuer, the programme's dealers and (in the case of notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c.) the Company. Marks & Spencer notes are, or when issued, will be listed on the London Stock Exchange. The notes are constituted by a trust deed between the companies and The Law Debenture Trust Corporation p.l.c. dated 1 July 1996 (as amended and restated at 25 September 2001). The programme's dealers are appointed pursuant to a distribution agreement dated 1 July 1996 (as amended and restated at 25 September 2001) and the administration of certain aspects of the programme is provided for in an agency agreement dated 1 July 1996 (as amended and restated at 25 September 2001).

(b) On 1 March 2001 St Michael Finance p.l.c. entered into a Global Commercial Paper Programme. Notes issued by St Michael Finance p.l.c. under the programme are guaranteed by Marks & Spencer. The aggregate nominal amount of notes outstanding must not at any time exceed £1,000,000,000. The term of notes issued under the programme must not be less than one day or more than 364 days from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any freely transferable currency which is freely convertible into sterling, other than notes sold in the United States which must be in US dollars only. Notes for sale outside the United States are issued pursuant to an Agency Agreement dated 1 March 2001 and notes for sale in the United States are issued pursuant to an Issuing and Paying Agency Agreement dated 1 March 2001. Marks & Spencer's guarantee is provided for in a deed of guarantee dated 1 March 2001 (for notes sold outside the United States) and a guarantee dated 1 March 2001 (for notes sold in the United States). In the event that any notes sold outside the United States and which are not in definitive form become void, persons with rights thereunder will acquire, pursuant to a Deed of Covenant made by Marks & Spencer on 1 March 2001, the same rights against Marks & Spencer as attached to definitive notes issued under the programme. The programme's dealers are appointed pursuant to a dealer agreement dated 1 March 2001.

(c) On 20 June 2001 Marks & Spencer entered into an agreement pursuant to which it sold 78 freehold and long-leasehold properties to Diamond Property Holdings Limited, a member of the Group. Marks & Spencer agreed to lease back each of those properties until March 2027. On 31 October 2001 Diamond Holdings Limited and Marks & Spencer International Holdings Limited (both members of the Group) agreed to sell the shares in Diamond Property Holdings Limited to New Liberty Limited.

The aggregate consideration for the sale of the 78 properties and the sale of the shares in Diamond Property Holdings Limited was £348,000,000. Marks & Spencer's total annual rent under the leases is approximately £24.6 million (subject to annual increases of 1.95 per cent).

Marks & Spencer has the right to renew each of the leases for up to a further 40 years at an open market rent. Marks & Spencer may terminate leases accounting for up to 34 per cent of the annual rent roll on a phased basis between March 2006 and March 2013 without penalty.

(d) On 3 December 2001 Marks & Spencer announced a securitisation of rental income from a portfolio of its properties. Marks & Spencer subsequently transferred or agreed to transfer a portfolio of 45 retail premises to Amethyst Leasing (Properties) Limited ("Amethyst Leasing") (a Group company) pursuant to agreed form transfers, an Agreement for Sale and Leaseback and Conditional Sale and Leaseback Agreements. The gross consideration for the transfer was £350,475,000. Amethyst Leasing funded the acquisition of the properties through a £331 million loan provided by Amethyst Finance p.l.c. (a non Group company) and (in respect of the balance) from funds ("Subordinated Loans") provided by Marks & Spencer pursuant to a Subordinated Loan Agreement. The funds advanced by Amethyst Finance p.l.c. were raised through a £331 million bond issue and will be repaid by

Amethyst Leasing from the rental income it receives from Marks & Spencer in respect of the transferred properties (described below) and also from a refinancing of the portfolio at maturity of a loan from Amethyst Finance p.l.c. Amethyst Leasing has entered into a Liquidity Facility Agreement with Lloyds TSB Bank plc under which the bank will make up shortfalls in such rental income.

Amethyst Finance p.l.c. has an option to sell to Marks & Spencer on the maturity of the loan from Amethyst Finance p.l.c. to Amethyst leasing, all of its rights and interest in the loan agreement between Amethyst Finance p.l.c. and Amethyst Leasing. The consideration for such sale will be the lesser of the amount outstanding under the loan or the value of the properties providing security for that loan at that time.

Marks & Spencer has agreed to lease-back each of the properties transferred to Amethyst Leasing pursuant to an agreed form lease for a 25 year term, with rental increases of 0.5 per cent per annum. The initial total annual rent payments will amount to approximately £23.5 million. An additional 14 retail premises have been selected which, subject to satisfying certain criteria, may be substituted for properties currently involved in the transaction.

Marks & Spencer and Amethyst Leasing have granted security over certain of their interests in the transferred properties and Amethyst Leasing (Holdings) Limited (the intermediate holding company of Amethyst Leasing) has granted security over the shares in Amethyst Leasing, in each case in favour of Law Debenture Trustees Limited (holding on trust for itself, Amethyst Finance p.l.c. and certain others) to secure the obligations of Amethyst Leasing under the Intercompany Loan Agreement. Marks & Spencer, Amethyst Leasing and Amethyst Leasing (Holdings) Limited have also entered into a Deed of Covenant in which they make certain representations and covenants in relation to tax matters (including secondary tax liabilities) for the benefit of Law Debenture Trustees Limited. Marks & Spencer has granted security over its interest in the Subordinated Loan in favour of Law Debenture Trustees Limited (holding for itself and Amethyst Leasing) to secure certain obligations of Marks & Spencer under the Deed of Covenant.

Marks & Spencer Group has not (a) entered into any contract within the two years immediately preceding the date of this document which is or may be material to Marks & Spencer Group; or (b) (regardless of when entered into) entered into any contract which contains obligations or entitlements which are material to Marks & Spencer Group or the New Group.

11. Summary of conditions of use of internet proxy appointment and voting instruction service

Introduction

This paragraph summarises certain material conditions governing the use, by Shareholders and participants in the Marks & Spencer Profit Sharing Schemes, of Lloyds TSB Registrars' internet proxy appointment and voting instruction services (the "Internet Service") in connection with the Court Meeting and EGM. The conditions of use are legally binding and should be read carefully before using the Internet Service.

The conditions of use of the Internet Service are set out in full on the website, www.sharevote.co.uk, and may be read by logging on to that site and entering the Voting Reference Number printed on the Forms of Proxy.

Confirmations

When the Voting Reference Number is entered and the icon "GO" is clicked the user will be deemed to confirm that he, she or it:

(i) is registering to use the Internet Service;

(ii) has the right to vote his, her or its shares; and

(iii) has read, understood and agreed to be bound by the relevant conditions of use.

Voting Reference Number and security

A user of the Internet Service must take all reasonable steps to ensure that his, her or its Voting Reference Number is kept secret and not disclosed to someone else unless the user wants that other person to use the Voting Reference Number to access the Internet Service on their behalf and has given them a power of attorney to do so. Corporate shareholders holding shares on behalf of clients should note that divulging their Voting Reference Number to one of their clients may enable that client to use the Internet Service in respect of the corporate shareholder's entire holding. Users of the Internet Service will be given a limited number of attempts to enter their Voting Reference Numbers following which their right to use the Internet Service will be withdrawn. The Registrars will not accept any message or instruction containing, or suspected of containing, a computer virus.

Authority given by use of the Voting Reference Number

The Registrar (and/or the Trustees of the Profit Sharing Schemes and/or the Company) will be entitled to act on instructions given using the Internet Service in connection with the Voting Reference Number without obtaining any further written or other confirmation, even if those instructions are not actually given or authorised by a Marks & Spencer Shareholder or participant in the Marks & Spencer Share Service or Marks & Spencer Profit Sharing Schemes or duly authorised attorney. However, written confirmation of appointments may be insisted upon and additional security checks made where it is reasonably believed they are justified.

Availability of Internet Service

The Registrars will make all reasonable efforts to ensure the Internet Service is available during the times specified in the voting documentation but routine maintenance requirements, excess demand and circumstances beyond its control may mean this is not possible.

Limitations of liability

Neither the Registrars nor the Company are liable for any direct loss or damage resulting from making the Internet Service available, unless directly caused by their negligence, fraud or deliberate default. The Registrars' and the Company's liability for consequential and indirect losses is excluded (except in the case of fraud). The Registrars and/or Lloyds TSB Registrars Corporate Nominee Limited and/or the Trustees of the Profit Sharing Schemes and/or the Company will have no liability for instructions accepted via the Internet Service in good faith. Neither the Registrars nor the Company will be liable for failing to act on any message given to Lloyds TSB Registrars using the Internet Service which Lloyds TSB Registrars do not receive.

Record keeping

The Registrars may record all telephone conversations in connection with the Internet Service and keep the recordings for at least one year. Records will be kept of all proxy appointments and other instructions given via the Internet Service for one year as well.

E-mail addresses

If a user of the Internet Service provides the Registrars with e-mail contact details when using the Internet Service, the Registrars may use those details in order to contact the user for any purpose that is legitimately connected with the user's shares. The Registrars may also give the e-mail contact details to the Company for this purpose.

Software and hardware

It is the responsibility of users of the Internet Service to ensure that any software supplied to them when they access the Internet Service is compatible with their equipment and any software on their equipment. Users must take all reasonably practicable measures to ensure their equipment is free of any computer virus (in particular because the Internet Service is accessible via the internet over which the Registrars has no control) and is adequately maintained in every way.

Users of the Internet Service must not access the Internet Service using any computer or other device they do not own unless they have first obtained the owner's permission and must compensate the Registrars for any loss it may suffer as a result of not obtaining such permission. Users of the Internet Service are responsible for their use of any internet access services through which they access the Internet Service.

Users of the Internet Service will be granted a non-exclusive, non-transferable, temporary licence to use software supplied to them when they access the Internet Service for the purpose of accessing the Internet Service, and for no other purpose. If the Internet Service is accessed from a country outside the United Kingdom, the user is responsible for complying with the local laws of that country and must compensate the Registrars for any loss they may suffer as a result of the user's failure to comply with this obligation.

An appointment or instruction given using the Internet Service will be treated as received when it is recorded by the Registrars' server in a way capable of being reproduced in legible form.

12. Information of the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.

The CREST Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the uncertificated Securities Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The Marks & Spencer Group Articles contain specific provisions to enable the New Ordinary Shares and B Shares to be dematerialised into a relevant system, including CREST. A copy of the Marks & Spencer Group Articles is available for inspection as described in paragraph 16 in this Part 9 below.

The board of Marks & Spencer Group has resolved to enable any or all of the New Ordinary Shares and B Shares to join CREST and, accordingly, Shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each Shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares and B Shares held in certificated form.

It is currently anticipated that the New Ordinary Shares and the B Shares will be eligible to join CREST with effect immediately upon admission to trading on the London Stock Exchange.

13. Working Capital

The Company is of the opinion that, following the Proposals becoming effective, the New Group has sufficient working capital for its present requirements, that is for at least twelve months from the date of publication of this document.

14. Consents

14.1 Cazenove has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

14.2 Morgan Stanley & Co. International Limited has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

14.3 NM Rothschild & Sons Limited has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

14.4 PricewaterhouseCoopers has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

15. Costs of Proposals

The total costs and expenses of, or incidental to the Proposals are estimated to be approximately £9.3 million (exclusive of VAT).

16. Documents available for inspection

Copies of the following documents may be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5DB, during usual business hours on any weekday (Saturdays, Sunday and public holidays expected), until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the EGM:

(a) the memorandum and articles of association of Marks & Spencer in their current form;

(b) the memorandum and articles of association of Marks & Spencer Group;

(c) the audited consolidated accounts of Marks & Spencer for the financial periods ended 31 March 2001, 31 March 2000 and 31 March 1999;

(d) the interim accounts of Marks & Spencer for the 26 weeks ended 29 September 2001;

(e) the letter of PricewaterhouseCoopers set out in Part 6;

(f) copies of the Directors' service contracts and letters of appointment referred to in paragraph 6 of this Section B of Part 9;

(g) the Listing Particulars of Marks & Spencer Group;

(h) the rules of the Marks & Spencer Share Schemes and the Marks & Spencer Group Share Schemes;

(i) the written consents of Cazenove, Morgan Stanley & Co. International Limited, NM Rothschild & Sons Limited and PricewaterhouseCoopers referred to in paragraph 14 of this Part 9;

(j) the material contracts referred to in paragraph 10 of this Part 9;

(k) the Scheme; and

(l) this document.

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 00492 of 2002

IN THE MATTER OF MARKS AND SPENCER p.l.c.

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

between

MARKS AND SPENCER p.l.c.

AND

THE HOLDERS OF ITS SCHEME SHARES
(as each is hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"B Shares"	means B Shares of £0.70 each nominal amount in the capital of Marks & Spencer Group;
"Business Day"	means any day on which banks are generally open in England and Wales other than a Saturday or Sunday or public holiday;
"Company"	means Marks and Spencer p.l.c., a public company incorporated in England and Wales with registered number 214436;
"Court"	means the High Court of Justice in England and Wales;
"Court Meeting"	means the meeting of holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 for 28 February 2002 to consider and, if thought fit, approve this Scheme;
"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the uncertificated Securities Regulations 1995;
"holder"	includes any person entitled by transmission;
"Marks & Spencer Group"	means Marks and Spencer Group p.l.c., a public company incorporated in England and Wales with registered number 4256886;
"Marks & Spencer Group Ordinary Shares"	means ordinary shares of £2.45 each nominal amount in the capital of Marks & Spencer Group;
"Marks & Spencer Group Shareholder"	means a holder of Marks & Spencer Group Shares;
"Marks & Spencer Group Shares"	means Marks & Spencer Group Ordinary Shares and B Shares;

"Members"	means members of the Company on the register of members at any relevant date;
"Ordinary Shares"	means ordinary shares of 25 pence each nominal amount in the capital of the Company;
"Scheme"	means this Scheme of Arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Effective Date"	means the date at which this Scheme becomes effective in accordance with clause 7 of this Scheme;
"Scheme Record Date"	means the Business Day immediately preceding the Scheme Effective Date;
"Scheme Record Time"	means close of business on the Scheme Record Date;
"Scheme Shareholder"	means a holder of Scheme Shares;
"Scheme Shares"	means: (i) all the Ordinary Shares in issue at the date of this Scheme; (ii) all (if any) additional Ordinary Shares in issue at the record time for voting at the Court Meeting of the holders of Ordinary Shares at which this Scheme is approved; (iii) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by clause 1 of this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme;
"Shareholder"	means a holder of shares in the Company; and
"Uncertificated" or "in uncertificated form"	means recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to which may be transferred by virtue of the uncertificated Securities Regulations 1995 by means of CREST.

(B) The authorised share capital of the Company as at the date of this Scheme is £800,000,000 divided into 3,200,000,000 Ordinary Shares. 2,847,899,641 of the Ordinary Shares have been issued and are fully paid and the remaining shares are unissued.

(C) Marks & Spencer Group was incorporated as a private limited company on 23 July 2001 under the name Trushelfco (No. 2827) Limited. It changed its name on 7 August 2001 to Conker Retail Limited. It was re-registered on 23 January 2001 as a public limited company and changed its name to Marks and Spencer Group p.l.c. The authorised share capital of Marks & Spencer Group at the date of this Scheme is £10,080,050,000 divided into 50,000 redeemable preference shares of £1 each nominal amount, 3,200,000,000 Marks & Spencer Group Ordinary Shares and 3,200,000,000 B Shares of £0.70 each nominal amount, of which 2 Marks & Spencer Group Ordinary Shares and the redeemable preference shares have been issued are fully paid. All other shares are unissued.

(D) Marks & Spencer Group has agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme, to consent thereto and to undertake to be bound thereby and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

Cancellation of Scheme Shares

1. (A) The issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

(B) Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this clause 1 taking effect:

(i) the authorised share capital of the Company shall be increased by the creation of such number of Ordinary Shares as shall be equal to the aggregate number of Scheme Shares cancelled pursuant to sub-clause (A) above; and

(ii) the Company shall apply the credit arising in its books of account as a result of the cancellation of the Scheme Shares in paying up, in full at par, the Ordinary Shares created pursuant to sub-clause (B)(i) above to be allotted and issued to Marks & Spencer Group and/or its nominee or nominees.

Marks & Spencer Group Shares

2. (A) In consideration of the cancellation of the Scheme Shares and the issue of the Ordinary Shares to Marks & Spencer Group and/or its nominee or nominees pursuant to clause 1 of this Scheme, Marks & Spencer Group shall, subject to the remaining provisions of this clause, allot and issue (credited as fully paid) Marks & Spencer Group Ordinary Shares and B Shares to the Scheme Shareholders on the following basis:

17 Marks & Spencer Group Ordinary Shares and 21 B Shares *for 21 Scheme Shares*

held as at the Scheme Record Time and so in proportion for any other number of Scheme Shares held.

(B) Fractions of Marks & Spencer Group Ordinary Shares shall not be allotted to holders of Scheme Shares but shall be aggregated and sold on the market on behalf of the persons entitled thereto as soon as possible after the Scheme Record Time and the net proceeds shall be paid to the persons entitled thereto.

(C) The Marks & Spencer Group Ordinary Shares to be issued pursuant to sub-clause (A) of this clause 2 shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of Marks & Spencer Group.

(D) The provisions of sub-clause (A) of this clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom ("Overseas Shareholder"), Marks & Spencer Group is advised that the allotment and issue of its shares pursuant to this clause 2 would or might infringe the laws of such jurisdiction or would or might require Marks & Spencer Group to obtain or observe any governmental or other consent or any registration, filing or other formality with which Marks & Spencer Group is unable to comply, or compliance with which Marks & Spencer Group regards as unduly onerous, Marks & Spencer Group may in its sole discretion either:

(i) determine that no such Marks & Spencer Group Shares shall be allotted and issued to such holder under clause 2 but instead such shares shall be allotted and issued to a nominee appointed by Marks & Spencer Group as trustee for such holder, on terms that they shall, as soon as practicable following the Scheme Record Time, be sold on behalf of such holder at the best price which can reasonably be obtained and the net proceeds of such sale shall (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of clause 3 below. In the absence of bad faith or wilful default, none of the Company, Marks & Spencer Group or any broker or agent of either of them shall have any liability for any loss arising as a result of the timing or terms of any such sale; or

(ii) determine that such Marks & Spencer Group Shares shall be sold, in which event the Marks & Spencer Group Shares shall be issued to such holder and Marks & Spencer Group shall appoint a person to act pursuant to this sub-clause 2(D)(ii) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Marks & Spencer Group has made such

a determination shall, as soon as practicable following the Scheme Record Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of clause 3 below. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Marks & Spencer Group or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

Certificates and Payment

3. (A) Not later than five (5) Business Days after the Scheme Record Time, Marks & Spencer Group shall allot and issue all Marks & Spencer Group Shares which it is required to allot and issue to give effect to this Scheme and not later than fifteen (15) Business Days after the Scheme Record Time, Marks & Spencer Group shall send by post to the allottees of the Marks & Spencer Group Shares pursuant to sub-clause 2(A) of this Scheme certificates in respect of the Marks & Spencer Group Shares, provided that, where Scheme Shares are held in uncertificated form, Marks & Spencer Group will procure that CRESTCo Limited is instructed to credit to the appropriate stock account in CREST of the Scheme Shareholder concerned such shareholder's entitlement to the Marks & Spencer Group Shares.

(B) Not later than five (5) Business Days following the sale of any relevant Marks & Spencer Group Shares pursuant to clause 2(D) of this Scheme, the nominee or such person appointed to act under clause 2(D)(ii) shall account for the cash consideration payable under clause 2(D) by sending a cheque and/or warrant to the holder of Scheme Shares concerned in accordance with the remaining provisions of this clause.

(C) All certificates required to be sent by Marks & Spencer Group pursuant to sub-clause 3(A) and all cheques or warrants required to be sent pursuant to sub-clause 3(B) of this Scheme shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of such joint holding) or in accordance with any special instructions regarding communications.

(D) None of the Company, Marks & Spencer Group or any broker or agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 3 which shall be sent at the risk of the persons entitled thereto.

(E) All cheques and warrants shall be made payable to the holder of, in the case of joint holders, to the first-named of such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to Marks & Spencer Group for the moneys represented thereby.

(F) This clause 3 shall be subject to any prohibition or condition imposed by law.

Certificates representing Scheme Shares and CREST

4. With effect from the reduction of capital provided for under clause 1(A) of this Scheme becoming effective:

(A) all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall be bound at the request of the Company to deliver such certificates for cancellation to the Company or to any person appointed by the Company to receive the same; and

(B) CRESTCo Limited shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

Mandates

5. Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and to the Company's dividend reinvestment plan and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Scheme Record Time to be a valid and effective mandate or instruction to Marks & Spencer Group in relation to the corresponding Marks &

Spencer Group Shares to be allotted and issued pursuant to this Scheme, and to any dividend reinvestment plan which may be established by Marks & Spencer Group.

Loans by the Company

6. The Company is authorised and permitted to lend to Marks & Spencer Group the sum of £2,000,000,000, or such lesser sum as the Directors of the Company may consider to be necessary, to enable Marks & Spencer Group to redeem the B Shares to be issued by Marks & Spencer Group pursuant to this Scheme.

Scheme Effective Date

7. This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 and confirming the reduction of capital proposed under this Scheme shall have been duly delivered to the Registrar of Companies for registration and registered by him.

8. Unless this Scheme shall have become effective on or before 19 June 2002 or such later date, if any, as the Company and Marks & Spencer Group may agree and the Court may allow, it shall never become effective.

Modification

9. The Company and Marks & Spencer Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 29th day of January 2002

Notice of Court Meeting

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 00492 of 2002

Mr Registrar Simmonds

IN THE MATTER OF MARKS AND SPENCER p.l.c.

AND

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated the 29th day of January 2002 made in the above matters the Court has directed a meeting (the "Court Meeting") to be convened of the holders of the ordinary shares of 25 pence each (the "Shareholders") in the capital of Marks and Spencer p.l.c. (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Scheme Shareholders (as defined in the said Scheme of Arrangement) and that such meeting will be held at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD on 28 February 2002 at 10.00 a.m. at which time and place all such Shareholders are requested to attend.

A copy of the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part.

The Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A BLUE form of proxy for use in connection with the Court Meeting is enclosed herewith.

It is requested that forms of proxy be lodged with the Registrars of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AU no later than 10.00 a.m. on 26 February 2002 but, if forms are not so lodged, they may be handed to the Chairman at the Court Meeting.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the Court Meeting or any adjournment thereof, and the number of votes which may be cast at such meeting, will be determined by reference to the register of members at the close of business two days prior to the said Court Meeting. If the Court meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members of the Company 48 hours before the start of the adjourned meeting.

By the said Order, the Court has appointed Luc Emile René Vandevelde or, failing him, Alison Clare Reed or, failing her, Roger Anthony Holmes to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Slaughter and May
35 Basinghall Street
London EC2V 5DB

Solicitors for the Company

Dated 29 January 2002

Part 12 Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Marks and Spencer p.l.c. (the "Company") will be held at the Paragon Hotel, 47 Lillie Road, Kensington, London SW6 1UD on 28 February 2002 at 10.15 a.m. (or as soon thereafter as the meeting of the holders of the ordinary shares of 25 pence in the capital of the Company convened by the High Court of Justice in England and Wales for the same place and date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION

1. That:

(A) the Scheme of Arrangement dated 29 January 2002 between the Company and the Scheme Shareholders (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") be approved and the Directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(B) for the purpose of giving effect to the Scheme in its original form or with or subject to any modification, addition or condition approved or imposed by the Court:

(i) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(ii) forthwith and contingently upon the said reduction of capital taking effect:

(a) the authorised share capital of the Company shall be increased by the creation of such number of new ordinary shares of 25 pence each in the capital of the Company ("new ordinary shares") as shall be equal to the aggregate nominal amount of Scheme Shares cancelled pursuant to sub-paragraph (B)(i) of this resolution; and

(b) the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up, in full at par, the new ordinary shares created pursuant to sub-paragraph (B)(ii)(a) of this resolution and shall allot and issue the same, credited as fully paid, to Marks & Spencer Group and/or its nominee(s); and

(c) the Directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the new ordinary shares referred to in sub-paragraph (B)(ii)(a) of this resolution provided that (a) the maximum number of shares which may be allotted hereunder is 2,860,000,000, (b) this authority shall expire on 31 December 2002, and (c) this authority shall be in addition to any subsisting authority conferred on the Directors of the Company pursuant to the said section 80;

(C) with effect from the passing of this resolution the Articles of Association of the Company be hereby amended by the renumbering of Article 3 as Article 3(A) and by the adoption and inclusion of the following new Article as Article 3(B);

"Scheme of Arrangement

3 (B) (a) In this Article, the "Scheme" means the scheme of arrangement of the Company dated 29 January 2002 under section 425 of the Companies Act 1985, between the Company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this Article.

(b) Notwithstanding any other provision of these Articles, if the Company issues any ordinary share after the time at which this Article becomes effective and prior to the confirmation by the Court of the reduction of capital provided for under the Scheme, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c) Subject to paragraph (e) of this Article, if any ordinary shares are issued to any person (a "new member") after the Scheme has become effective they will, provided that Marks and

Spencer Group p.l.c. is a member of the Company, be immediately transferred to Marks and Spencer Group p.l.c. and/or its nominee(s) in consideration of and conditional on the issue to the new member of an equal number of Marks & Spencer Group Ordinary Shares as those transferred.

(d) The Marks & Spencer Group Ordinary Shares issued pursuant to paragraph (c) of this Article shall be credited as fully paid and shall rank equally in all respects with all other Marks & Spencer Group Ordinary Shares in issue at the time and be subject to the Memorandum and Articles of Association of Marks & Spencer Group.

(e) The number of Marks & Spencer Group Ordinary Shares to be allotted and issued under paragraph (c) of this Article may be adjusted by the Directors following any variation in the share capital of either the Company or Marks & Spencer Group (other than the Marks & Spencer Group Reduction of Capital and the redemption of the B Shares) or such other event as the Directors consider fair and reasonable on such adjusted terms as the board of Marks & Spencer Group may determine provided that no such adjustment may be made unless the auditors have confirmed in writing to the Directors that, in their opinion, such adjustment is fair and reasonable.

(f) No fraction of a Marks & Spencer Group Ordinary Share shall be allotted pursuant to this Article, but the entitlement of each member who would otherwise have been entitled to a fraction of a Marks & Spencer Group Ordinary Share shall be rounded down to the nearest whole number. Any fractions of a Marks & Spencer Group Ordinary Share may be aggregated and sold in the market on the behalf of the Shareholders.

(g) To give effect to any transfer required by this Article, the Company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of Marks & Spencer Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Marks & Spencer Group. Pending the registration of Marks & Spencer Group as the holder of any shares in the Company, Marks & Spencer Group shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as Marks & Spencer Group may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Marks & Spencer Group; and

(ii) in accordance with the directions of Marks & Spencer Group."

(D) the proposed reduction of capital of Marks and Spencer Group p.l.c. approved at an extraordinary general meeting of Marks and Spencer Group p.l.c. to implement the Marks & Spencer Group Reduction of Capital (as described in Part 3 of the document containing the explanatory statement sent out with the Scheme pursuant to the provisions of Section 426 of the Companies Act 1985) be approved.

By Order of the Board

Graham Oakley
Secretary

29 January 2002

Registered Office:
Michael House
Baker Street
London W1U 8EP

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company.

2. A GREEN Form of Proxy is enclosed with this document. Instructions for use are shown on the form. Lodging a Form of Proxy will not prevent the Shareholder from attending the meeting and voting in person.

3. To be valid, the instrument appointing a proxy, together with any power of attorney under which it is signed, or a duly certified copy thereof, must be received at the offices of the Registrars not less than 48 hours before the time of the meeting or of the adjourned meeting.

4. Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 26 February 2002 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be entitled to vote, or to appoint a proxy or proxies to vote on their behalf, at this meeting in respect of the number of shares registered in their names at that time. Changes to entries on the relevant register of members after 6.00 p.m. on 26 February, or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Definitions

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise, and except in Parts 10, 11 and 12 of this document which contain separate definitions.

"Admission", "Introduction" or "Listing"	admission of the New Ordinary Shares and B Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"ADR"	an American depositary receipt;
"ADS"	an American depositary share;
"ADS Depositary"	JPMorgan Chase Bank in its capacity as (i) the Marks & Spencer ADS Depositary under the Marks & Spencer ADS Deposit Agreement and (ii) the Marks & Spencer Group ADS Depositary under the Marks & Spencer Group ADS Deposit Agreement;
"B Share Capital"	the aggregate of the issued B Shares of Marks & Spencer Group;
"B Share Choices"	the alternatives available to holders of B Shares being the Immediate 70 pence Redemption or the Deferred 70 pence Redemption;
"B Shares"	the B shares of 70 pence each in the capital of Marks & Spencer Group carrying the rights and restrictions summarised in Part 4;
"Board" or "Directors"	the directors of Marks & Spencer, whose names are set out on page 11 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Cazenove"	Cazenove & Co. Ltd;
"Companies Act"	the Companies Act 1985, as amended;
"Continuing Dividend"	the non-cumulative dividend, payable semi annually in arrears set at 75 per cent, of 6 months' LIBOR payable on the nominal amount of 70 pence per B Share, as more fully described in Part 4;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme; or the hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital as the context requires;
"Court Meeting"	the meeting of Marks & Spencer Shareholders convened by order of the Court for 28 February 2002, notice of which is set out in Part II of this document and any adjournment of that meeting;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"CRESTCo"	CRESTCo Limited, the operator of CREST;

"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Deferred 70 pence Redemption"	the choice of Shareholders to keep their B Shares subject to the right to have their B Shares redeemed at a future date by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 4;
"EGM"	the Extraordinary General Meeting of Marks & Spencer, notice of which is set out at the end of this document and any adjournment of that meeting;
"Existing Ordinary Shares"	ordinary shares with a nominal value of 25 pence each in the share capital of Marks & Spencer which if held at the Scheme Record Time will entitle the holder to participate in the Scheme;
"Explanatory Statement"	the statement contained in Part 3 of this document in compliance with section 426 of the Act;
"Form of Election"	the form accompanying this document which enables certificated Shareholders to choose one of the B Share Choices;
"Form of Proxy"	the BLUE Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM and "Forms of Proxy" shall mean both of them;
"Group"	Marks & Spencer and its subsidiary undertakings, before the Scheme Effective Date;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Immediate 70 pence Redemption"	the choice of Shareholders to have their B Shares redeemed immediately by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 4;
"ISAs"	individual savings accounts;
"LIBOR"	the London inter-bank offered rate, being the rate at which tending banks in the London market offer to take sterling deposits from one another, to be determined on the basis described in Part 4 of this document;
"Listing Particulars"	the listing particulars relating to Marks & Spencer Group dated 29 January 2002;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	the London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"Marks & Spencer" or the "Company"	Marks and Spencer p.l.c., incorporated and registered in England and Wales under the Companies Act with registered number 214436;
"Marks & Spencer ADR"	an ADR evidencing Marks & Spencer ADSs;
"Marks & Spencer ADS"	an ADS, each representing 6 Existing Ordinary Shares, issued by the ADS Depositary in accordance with the Marks & Spencer ADS Deposit Agreement;
"Marks & Spencer ADS Deposit Agreement"	the deposit agreement dated 25 March 1988, as amended, between Marks & Spencer, the ADS Depositary and holders from time to time of Marks & Spencer ADSs issued under it;
"Marks & Spencer Articles"	the current articles of association of Marks & Spencer;
"Marks & Spencer Group" or the "New Company"	Marks and Spencer Group p.l.c., the parent company of the New Group following the Scheme becoming effective;

"Marks & Spencer Group ADR"	an ADR evidencing Marks & Spencer Group ADSs;
"Marks & Spencer Group ADS"	an ADS, each representing 6 New Ordinary Shares, issued by the ADS Depositary in accordance with the provision of the Marks & Spencer Group Deposit Agreement;
"Marks & Spencer Group Articles"	the new articles of association of Marks & Spencer Group;
"Marks & Spencer Group Deposit Agreement"	the deposit agreement expected to be dated as of the Scheme Effective Date between Marks & Spencer Group, the ADS Depositary and holders from time to time of Marks & Spencer Group ADSs issued under it;
"Marks & Spencer Group Reduction of Capital"	the proposed reduction of capital of Marks & Spencer Group under section 135 of the Companies Act described in Part 3 of this document;
"Marks & Spencer Group Share Schemes"	the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland), the Marks and Spencer Group p.l.c. 2002 Restricted Share Plan, the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme, particulars of which are set out in the Listing Particulars but which are summarised in Part 3 of this document;
"Marks & Spencer Group Shareholder(s)"	holder(s) of either New Ordinary Shares and/or B Shares as appropriate;
"Marks & Spencer Profit Sharing Schemes"	the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. Profit Sharing Scheme (Ireland);
"Marks & Spencer Restricted Share Plans"	the Marks & Spencer Restricted Share Plan for employees who are not Directors and the Marks & Spencer Restricted Share Plan for Luc Vandevelde;
"Marks & Spencer Share Option Schemes"	the Marks and Spencer p.l.c. 1984 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Share Option Scheme, the Marks and Spencer p.l.c 1987 Savings Related Share Option Scheme, the Marks and Spencer p.l.c. 1997 Executive Share Option Scheme, the Marks and Spencer p.l.c. 1997 Savings Related Share Option Scheme and the Marks and Spencer p.l.c. 2000 Executive Share Option Scheme;
"Marks & Spencer Share Schemes"	the Marks & Spencer Profit Sharing Schemes, the Marks & Spencer Share Option Schemes, the Marks & Spencer Restricted Share Plans and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme;
"Marks & Spencer Share Service"	Existing Ordinary Shares held by Lloyds TSB Registrars Corporate Nominee Limited on behalf of participants in the Marks & Spencer Share Service;
"Marks & Spencer Shareholder"	a holder of Existing Ordinary Shares;
"New Group"	Marks & Spencer Group and its subsidiary undertakings on and after the Scheme Effective Date;
"New Ordinary Share Capital"	the aggregate of the issued New Ordinary Shares of Marks & Spencer Group;
"New Ordinary Shares"	means: (i) prior to the Marks & Spencer Group Reduction of Capital the ordinary shares of 245 pence each in Marks & Spencer Group to be allotted and issued pursuant to the Scheme (ii) following the Marks & Spencer Group Reduction of Capital the ordinary shares in Marks & Spencer Group of 25 pence each;

"Official List"	the Official List of the UK Listing Authority;
"Option holders"	holders of options to acquire ordinary shares under the Marks & Spencer Share Option Schemes;
"Order Date"	the date on which the order of the Court sanctioning the Scheme is made;
"Overseas Shareholders"	shareholders resident in, or citizens of, jurisdictions outside of the UK;
"PEPs"	personal equity plans;
"Proposals"	the proposed Return of £2 billion to be achieved via the Scheme and the Marks & Spencer Group Reduction of Capital;
"Registrars"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA;
"Regulations"	the uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272);
"Return of £2 billion"	the proposed return of approximately £2 billion to Shareholders, subject to Shareholder and Court approval;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act between Marks & Spencer and holders of Existing Ordinary Shares including any modification, addition or condition approved or imposed by the Court, details of which are set out in Part 10 of this document in its original form;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Scheme Record Time"	5.00 p.m. on the business day immediately preceding the Scheme Effective Date;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the US Securities Act of 1933, as amended;
"Shareholder Helpline"	the helpline set up to advise Marks & Spencer Shareholders on how to complete the Forms of Proxy for the Court Meeting and the EGM and the Form of Election;
"Shareholders"	holders of Existing and/or New Ordinary Shares and/or B Shares as the context may require;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions;
"US Shareholder"	Marks & Spencer Shareholders with US registered addresses;
"USE instruction"	the instruction to be used by CREST account holders to make their B Share election;
"Voting Record Time"	in relation to the Court Meeting, 6.00 p.m. on 26 February and, in relation to the EGM, 6.00 p.m. on 26 February or, if either meeting is adjourned 48 hours before the time fixed of the adjourned meeting; and
"Voting Reference Number"	the number found on the top of the Forms of Proxy unique to each shareholder.

Printed by **St Ives Burrups** B650727/6447

The Directors, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the New Ordinary Shares and B Shares to be admitted to the Official List and the London Stock Exchange for such New Ordinary Shares and B Shares to be admitted to trading on the London Stock Exchange, which together, under the Listing Rules of the UK Listing Authority, will constitute official listing on a stock exchange. It is expected that admission of the New Ordinary Shares and B Shares will become effective and that dealings for normal settlement will commence at 8.00 a.m. on 19 March 2002. A copy of this document, which comprises listing particulars relating to Marks and Spencer Group p.l.c. which have been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that act.

No New Ordinary Shares or B Shares have been marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the admission to the Official List. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in Marks & Spencer Group p.l.c.

MARKS & SPENCER

Marks and Spencer Group p.l.c.

(Incorporated and registered in England and Wales under the Companies Act, registered number 4256886)

Introduction of up to 2,350,000,000 Ordinary Shares of 245 pence each and up to 2,860,000,000 B Shares of 70 pence each to the Official List

Sponsored by Cazenove & Co. Ltd

Cazenove & Co. Ltd, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Marks and Spencer p.l.c. and Marks and Spencer Group p.l.c. and no one else in connection with the listing of the New Ordinary Shares and B Shares and will not be responsible to anyone other than Marks and Spencer p.l.c. or Marks and Spencer Group p.l.c. for providing the protections afforded to its customers or for providing advice in connection with the listing of the New Ordinary Shares and B Shares or the contents of this document.

The date of this document is 29 January 2002.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The New Ordinary Shares and B Shares will not be, and are not required to be, registered with the US Securities and Exchange Commission (the "SEC") under the US Securities Act of 1933, as amended, (the "Securities Act") in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. The SEC has not approved or disapproved the New Ordinary Shares and B Shares or the Marks & Spencer Group ADSs or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the US. For certain US securities law considerations applicable to overseas shareholders see paragraph 2 of Part 4 and paragraphs 3 and 4 of Part 5 of this document.

Cautionary statement regarding forward-looking statements

This document contains certain statements that are or may be forward-looking with respect to the business, trends, strategy, financial condition and results of operations of Marks & Spencer Group. Statements that are not historical facts, including statements about Marks & Spencer Group's or management's belief and expectations, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Verbs such as "believe", "anticipate", "expect", "intend", "will" and adjectives or nouns such as "potential", and variations of these words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. There are a number of factors that could cause actual events and developments to differ materially from those expressed or implied by such forward-looking statements.

Examples of forward-looking statements include, but are not limited to:

(i) projections or expectations of income, profit, dividends, capital structure or any other financial items or ratios;

(ii) statements of plans, objectives or strategic goals, or statements about dispositions or restructuring, of Marks & Spencer Group or its management, in particular statements made in paragraph 4 of Part 1 of this document;

(iii) statements concerning any future economic environment, competitive position or performance;

(iv) statements of assumptions underlying such statements.

Marks & Spencer Group may also make or disclose written and/or oral forward-looking statements in Marks & Spencer Group's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements or prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Marks & Spencer Group to third parties, including financial analysts. Marks & Spencer Group undertakes no obligation to update any of its forward-looking statements.

Expected timetable of principal events

New Ordinary Shares and B Shares in Marks & Spencer Group will be issued to Marks & Spencer Shareholders in connection with the Proposals. Completion of the Proposals are subject to a number of conditions, including approval of the Proposals by Marks & Spencer Shareholders at the Extraordinary General Meeting which is scheduled to take place on 28 February 2002. The following is the expected timetable of the principal events connected with the Proposals.

	2002
Court Meeting and EGM of Marks & Spencer	28 February
Court hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares[(i)]	18 March
Scheme Record Time[(i)]	5.00 p.m. on 18 March
Effective Date of the Scheme[(i)]	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange[(ii)]	8.00 a.m. on 19 March
Crediting of New Ordinary Shares and B Shares to CREST accounts[(ii)]	19 March
Court hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital[(ii)]	20 March
Marks & Spencer Group Reduction of Capital becomes effective[(ii)]	22 March
Last time for receipt of USE instructions from CREST Shareholders[(ii)]	4.30 p.m. on 22 March
Last time for receipt of Forms of Election[(ii)(iv)]	6.00 p.m. on 22 March
B Shares redeemed by Marks & Spencer Group pursuant to valid elections[(iii)]	25 March
Despatch of cheques and proceeds credited to CREST accounts in respect of the Immediate 70 pence Redemption[(iii)]	by 28 March
Despatch of share certificates for New Ordinary Shares[(iii)]	by 28 March
Despatch of cheques in respect of the sale of fractional entitlements to New Ordinary Shares[(iii)]	by 28 March
Despatch of share certificates in respect of B Shares for those electing for Deferred 70 pence Redemption	by 3 April

Notes

(i) These dates are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

(iv) Forms of Election remain revocable up until 6.00 p.m. on 22 March 2002.

All references to time in this document are to London time unless otherwise stated.

The dates given are based on Marks & Spencer's current expectations and may be subject to change. In particular, certain Court dates are subject to confirmation by the Court.

The timetable with respect to ADS holders is set out in Part 5 of this document.

Contents

SHAREHOLDER HELPLINE TELEPHONE NUMBER:
Freephone 0800 035 2780 (+44 20 7864 9090 if you are calling from outside the UK)
Monday to Friday, 8.30 a.m. to 6.30 p.m. (UK time)

Note: For legal reasons, the Shareholder Helpline will only be able to provide information contained in this document and will be unable to give advice on the merits of the Proposals or to provide financial or taxation advice.

Directors, Company Secretary and Advisers

DIRECTORS	Luc Vandevelde	Chairman and Chief Executive
	Roger Holmes	Director (Managing Director, UK Retail)
	Alan McWalter	Director
	David Norgrove	Director
	Laurel Powers-Freeling	Director (Chief Executive, Financial Services)
	Alison Reed	Finance Director
	Brian Baldock CBE	Non-Executive Director (Senior Independent Director)
	Tony Ball	Non-Executive Director
	Jack Keenan	Non-Executive Director
	Kevin Lomax	Non-Executive Director
	Dame Stella Rimington DCB	Non-Executive Director

all of Michael House, Baker Street, London W1U 8EP

COMPANY SECRETARY
Graham Oakley

REGISTERED AND HEAD OFFICE
Michael House
Baker Street
London W1U 8EP

SPONSOR, FINANCIAL ADVISER AND BROKER
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

LEGAL ADVISERS ON ENGLISH LAW
Slaughter and May
35 Basinghall Street
London EC2V 5DB

AUDITORS AND REPORTING ACCOUNTANTS
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

LEGAL ADVISERS ON US LAW
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

REGISTRARS
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Part 1 Information on Marks and Spencer Group p.l.c.

1. Introduction

On 29 March 2001, Marks & Spencer announced a number of initiatives to restore profitable growth through focusing on its core UK Retail business. The board also announced its intention to return approximately £2 billion to Shareholders by the end of March 2002, in order to create a more efficient capital structure. Since then the Company has made good progress against its strategic objectives. It has embarked on its recovery plan for clothing and has focused on continued growth in food, home and beauty. In addition it has exited Continental Europe, disposed of Brooks Brothers and monetised part of the property portfolio.

On 23 January 2002, the details of the Return of £2 billion were announced. If the Proposals are implemented a new listed holding company, Marks & Spencer Group p.l.c., will be put in place through a Court approved scheme of arrangement under Section 425 of the Companies Act. At the same time the board intends to return approximately £2 billion to Shareholders, equivalent to 70 pence per Ordinary Share.

Under the Scheme, Shareholders at the Scheme Record Time will receive, in exchange for Ordinary Shares, New Ordinary Shares and B Shares on the following basis

for every 21 Ordinary Shares	**17 New Ordinary Shares and 21 B Shares**

2. History and Background

Michael Marks commenced trading in 1884, selling quality small wares. In 1894 he was joined by Tom Spencer, and the partnership of Marks & Spencer was formed.

Between the two World Wars the business began to concentrate on selling clothing and food rather than small wares. To finance these new developments Marks & Spencer Limited became a public company in 1926. The "St Michael" trademark was introduced in 1928 as a guarantee of quality and value. Initially used only on selected goods, the St Michael range was extended so that by the late 1950s all goods sold bore the name.

Product innovation has always been key to the Marks & Spencer strategy. As a result of its textile technology laboratories and close relations with suppliers, easy-care fibres have long been part of the Marks & Spencer clothing ranges. Meanwhile, in the 1970s and 1980s the food business developed the concept of ready-made meals and pre-packaged sandwiches. Marks & Spencer has long recognised its social responsibility to employees, customers, suppliers, the environment and the community. Good human relations are the foundations on which Marks & Spencer has been built.

In 1975 the Company made its first step into Europe with the opening of a store on Boulevard Haussmann in Paris. This was followed by the opening of Marks & Spencer stores in six European countries outside the UK, and in Hong Kong, as well as franchise operations in 27 countries. In 1988 Marks & Spencer acquired Brooks Brothers, an American clothing company, and Kings Super Markets, a US food chain.

Shopping at Marks & Spencer was made easier with the launch of the Marks & Spencer Chargecard in 1985. Marks & Spencer Financial Services developed rapidly and now offers a portfolio of products including personal loans, unit trusts, life assurance and pensions.

Following a wide-ranging and detailed strategic review of its business, the board of Marks & Spencer announced, on 29 March 2001, significant changes to the Group strategy and structure. Marks & Spencer has made good progress with these plans. It has closed its subsidiaries in Continental Europe; disposed of Brooks Brothers; closed the "Direct" clothing catalogue business

and released value from part of its property portfolio. As part of this restructuring, Marks & Spencer will return approximately £2 billion to shareholders.

Although the Company has witnessed many changes over the years, the values established in its earliest days are still valid: the highest quality merchandise, sold at the best possible value, presented to the customer in an attractive environment, offering the best possible service.

3. Activities

Marks & Spencer Group will be the holding company for the UK's largest general retailer. Marks & Spencer retails clothing, food and homeware and 12 million people, on average, visit the stores each week. As at 31 December 2001 Marks & Spencer had 314 stores in the UK (including 9 outlet stores), 14 stores in the rest of the world (this excludes the 27 Kings Super Markets stores) and 136 franchise stores in 27 countries. In addition, Marks & Spencer's financial services business forms a significant part of the Group.

(a) UK Retail

The UK Retail division, the largest of the operating divisions, currently comprises: Womenswear, Menswear, Lingerie, Childrenswear, Beauty, Home and Food. Marks & Spencer has the largest market share in the UK clothing market.

In the year to 31 March 2001 UK Retail accounted for £6,293 million of sales and £334.8 million of profits before exceptional items, interest and tax and at that date it had 303 stores in the UK (including 3 outlet stores), totalling 12.4 million sq. ft. of retail space. By 31 December 2001 the number of stores had risen to 314 (including 9 outlet stores).

Since March 2001 the priorities in UK Retail have been the implementation of the recovery plan for clothing, the expansion in growth product areas such as Food, Home and Beauty and the acceleration of the store renewal programme.

(i) General Merchandise

Within General Merchandise Marks & Spencer has adopted two strategies:

(i) restore clothing performance; and

(ii) exploit the growth areas of Home and Beauty.

In clothing, Marks & Spencer has concentrated on regaining the loyalty of its core classically stylish customer by, improving the quality, fit, appeal and availability of its clothing ranges. Marks & Spencer has had an encouraging response to these improvements demonstrated in the sales of its autumn ranges, supported by the successful "Perfect" marketing campaign.

In Home and Beauty, Marks & Spencer has reassigned 240,000 sq. ft. (2 per cent of total UK Retail space) to these growth areas and as a result has been able to introduce 73 Beauty shops to its stores and develop a "new look" home section that is currently in 21 stores. Early signs have been very encouraging with both schemes delivering improved sales for the autumn.

(ii) Food

Marks & Spencer's food offering has earned customers' trust for providing quality, innovation and convenience. It offers prepared meals, fresh produce and special occasion food under Marks & Spencer's own brand within traditional stores (offering food and other products) and the newer food only and "Simply Food" stores.

Marks & Spencer has a strong reputation in certain segments of these markets and has built on this through the launches of, for example, the "Count on Us" and "Steam Cuisine" ranges.

(b) International Retail

International Retail has gone through extensive changes in 2001 following the sale or closure of the Continental European operations and Brooks Brothers. Marks & Spencer continues to pursue actively a purchaser for Kings Super Markets, but in Hong Kong, has now decided to keep the stores. Marks & Spencer continues to operate 4 stores in the Republic of Ireland through a wholly-owned subsidiary.

The remaining international retail business is franchised and profitable. At 31 December 2001 there were 136 franchise stores in 27 countries. Franchise stores carry a selection of Marks & Spencer products, reflecting local demand.

(c) Financial Services

Financial Services consists of the operations of the Group's retail financial services companies, which provide account cards, personal loans, savings, investments, pensions and life assurance. In 2000 Marks & Spencer entered the general insurance market with home and contents policies and mortgage payment protection plans.

In the year to 31 March 2001 Financial Services accounted for £363.1 million of sales and £96.3 million of profits before interest and tax (excluding intra group interest charged to cost of sales of Financial Services).

The Financial Services business is promoted on the basis of the simplicity within its financial products. Financial products are distributed through 14 in-store financial service centres (as at 31 December 2001), in addition to telephone, internet and direct mail channels.

4. Strategy

The Board and management team continue to be committed to restoring profitable growth through focusing on the recovery of the UK Retail business. The management team has developed a strategy to build on Marks & Spencer's core values of quality, value, service, innovation and trust and to exploit new growth opportunities to deliver this recovery. This strategy has several strands.

(i) 100% Own Brand:

Marks & Spencer Group will continue to sell only own brand products and brands exclusive to Marks & Spencer Group, where possible, in order to control the quality, value and service that customers have come to expect. Central to the recovery plan is the continued delivery of significant improvements in product appeal, availability, value and quality.

(ii) Improved Segmentation of Clothing:

Marks & Spencer Group plans to increase the segmentation of its products to target specific customer groups better. An example of this is a men's casualwear sub-brand, "Blue Harbour" which is being launched this season. This sub-brand is only available in Marks & Spencer stores. Sub-brands are to be laid out by lifestyle to give impact to their display and to add clarity to the offer.

(iii) Build on Success in Food:

The food business is a key platform for future growth. Marks & Spencer Group will continue to drive product innovation and expand its reach through new locations and selling channels, such as smaller "Simply Food" stores.

(iv) Develop Home and Beauty:

In recent years both Home and Beauty have offered strong growth opportunities for Marks & Spencer. The ability of the Marks & Spencer brand to extend into these areas to offer quality, value and service is reflected in the growth in both of these categories.

(v) Accelerate Store Renewal Programme:

Marks & Spencer has accelerated the rollout of the successful elements of its new concept format under a plan to refurbish more stores, faster and at lower cost. Over 50 per cent of its retail space (102 stores) had the new format as at 31 December 2001, providing the majority of customers with a better shopping experience. A further 25 UK stores will be renewed by 31 March 2002.

(vi) Improve the Supply Chain:

Marks & Spencer Group continues to see substantial benefits from the reconfiguration of the supply chain. This should result in it offering better value products (in terms of both price and quality), improving margins, improving product availability and increasing the flexibility of the supply chain. Marks & Spencer Group expects to make further efficiency gains in its supply chain providing better value to customers and improved returns for Shareholders.

(vii) Financial Services

Financial Services continues to offer customers financial products that are trusted and competitive. In particular, Marks & Spencer Group seeks to develop and offer products which incorporate the core Marks & Spencer values whilst being simple to understand. Examples include the launches of stakeholder pensions and home contents insurance.

Plans for the future include developing the Marks & Spencer Chargecard as an essential partner to the growth of retail sales; a stronger presence for Financial Services in stores; continued growth of the credit business; and faster rates of growth of non-credit areas, which may involve bringing in external partners.

5. Summary financial information

The table below, the contents of which have been extracted without material adjustment from the comparative table on the New Group in Part 3 of this document, summarises the trading record of the continuing activities of Marks & Spencer, which comprises the New Group, for the three years ended 31 March 2001:

Shareholders should read the whole of this document and not just rely on this summary financial information in this Part 1.

	Year ended 31 March 2001 audited £m	Year ended 31 March 2000 audited £m	Year ended 31 March 1999 audited £m
Turnover	8,075.7	8,195.5	8,224.0
Operating profit before exceptional items	467.0	543.0	600.5
Profit on ordinary activities before taxation & exceptional items	480.9	557.2	628.4
Net cash inflow from operating activities	676.4	641.5	472.3
Net cash inflow/(outflow) before financing activities	13.5	(90.6)	(884.3)
Net increase/(decrease) in cash in the period	11.8	7.2	(198.7)
Earnings per Ordinary Share – basic	0.0p	9.0p	13.0p
Earnings per Ordinary Share – adjusted	11.4p	13.2p	15.6p
Net assets	4,661.0	4,921.8	4,897.2

6. Current trading and prospects

Marks & Spencer's unaudited interim results for 26 weeks ended 29 September 2001, which were published on 6 November 2001, are set out in Part 3 of this document and contain statements in relation to the current trading and prospects of the Group since the last financial year end.

Since the publication of the interim results, Marks & Spencer has disposed of Brooks Brothers for $225 million, completed the property securitisation raising £331 million (excluding costs), undertaken a public bond issue and exited from its Continental European businesses (including the disposal of related properties). However, as it has not been possible to agree a satisfactory franchise arrangement with a third party for its Hong Kong business, Marks & Spencer has decided to keep these 10 stores.

On 16 January 2002 Marks & Spencer made the following statement on current trading and prospects:

"Sales for the 7-week period to 12 January 2002 and the 15-week period from 30 September 2001 to 12 January 2002 were:

	7 weeks to 12 January % on last year		15 weeks to 12 January % on last year	
	Actual	Like-for-like*	Actual	Like-for-like*
Clothing, Footwear and Gifts	+10.9	–	+8.0	–
Home	+10.2	–	+9.9	–
General	+10.8	+10.4	+8.2	+8.3
Food	+6.2	+5.4	+6.0	+5.2
Total	+8.9	+8.3	+7.3	+7.0

* Like-for-like sales have been estimated by comparing total sales with new, developed and closed stores excluded.

Performance improved over the last 15 weeks in all adult clothing areas, particularly in womenswear, building on the strength of the autumn Perfect campaign. "per una" was rolled-out to the planned 90 stores by the first week of December, where on average it represented some 15 per cent of womenswear space and revenue in those stores.

Sales were strong in the critical pre-Christmas weeks, with little price discounting. As a result, some 25 per cent less stock than last year was put into the post-Christmas sale.

Like-for-like food sales of 5.2 per cent exceeded the first half year's performance of 4.2 per cent."

While the Directors do not assume a continuation of the recent market conditions for general merchandise they will continue to deliver improvements for customers, such as the early roll-out of Spring collections in womenswear and the launch of Blue Harbour, the new casualwear range for men. The Directors believe that the signs are encouraging and that the recovery programme is on track.

7. Dividend policy

The Directors intend to continue to follow a dividend policy that takes into account the long term development of the New Group, consistent with the rebuilding and subsequent maintenance of an adequate level of dividend cover and an efficient balance sheet.

8. The Board and corporate governance

All of the Directors were previously directors of Marks & Spencer. Details of the Directors and the Company Secretary of Marks & Spencer Group are set out in paragraph 5.2 in Part 7 of this document.

Corporate Governance

Marks & Spencer Group is committed to achieving high standards of corporate governance throughout the New Group and to integrity and high ethical standards in all its business dealings. The Board will use its best endeavours to comply with all aspects of the Combined Code.

The Board will be headed by Luc Vandevelde as Chairman and Chief Executive. The Board recognises that this is to address current business needs and will keep the separation of the role under review. The Board will meet at least eight times each year. The Board will have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

The Board has established an audit committee, a remuneration committee and a nomination committee.

The audit committee will be chaired by Kevin Lomax and its other members will be Brian Baldock, Jack Keenan and Dame Stella Rimington. This committee will ensure that management has effective processes in place for assessing the effectiveness of risk management and internal controls, including financial, operational and compliance policies and practices. It will also consider the form and content of financial reports and statements, especially as regards accounting standards, accounting policies and the degree of judgement applied. The audit committee will also review general matters which may be brought to the attention of Marks & Spencer Group by its auditors and will review the scope and results of the external audit and its cost effectiveness, as well as the performance of the auditors and provision of non-audit services to Marks & Spencer Group. It will also review the organisation, scope and results of the work of the internal audit department. The committee will meet at least three times each year.

The remuneration committee will be chaired by Dame Stella Rimington and its other members will be Brian Baldock, Tony Ball and Jack Keenan. It will have responsibility for determining group

policy on executive remuneration and the remuneration of the executive directors and will monitor the remuneration of other senior employees in the New Group. The committee will meet at least four times each year.

The remuneration committee recommends to the Board the reward framework for senior management. It will also review the salaries of the Chairman and other senior management annually after consideration of the New Company's performance, market conditions, the level of increases awarded to employees throughout the business and the need to reward individual performance.

The nomination committee will be chaired by Brian Baldock and its other members will be Tony Ball, Jack Keenan, Kevin Lomax and Dame Stella Rimington. It will recommend to the Board appointments for the roles of chairman, chief executive, executive and non-executive directors and company secretary. The procedure for the appointment of new directors to the Board will be overseen by the nomination committee. This committee will meet as required.

Save as disclosed below, the Directors confirm that for the three years ended 31 March 2001 Marks & Spencer complied with all the Combined Code Provisions.

From 1 April 1998 until 31 January 1999, 6 of the 21 directors were non-executive, being less than one third of the board. Since then the one third threshold has been met.

9. Employees

Marks & Spencer Group operates in a competitive trading environment and it is an essential part of its strategy to attract, motivate and retain the highest achievers who are able to deliver the business objectives. The level of remuneration and benefits offered is key to supporting this objective and maintaining Marks & Spencer Group's aim of being an employer of choice.

Marks & Spencer Group sets out to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, variable pay and benefits. The performance-related element forms a significant proportion of the total package and, consistent with the focus on delivering results, is set against agreed targets to deliver improved business performance.

Marks & Spencer Group aims to align the interests of all employees as closely as possible with the interests of shareholders in promoting its recovery. It therefore regards employee share ownership as an important incentive.

Marks & Spencer Group will administer the Marks & Spencer Group Share Schemes with the object of giving employees at all levels the opportunity to acquire and hold shares in the Marks & Spencer Group. Employees have maintained their strong commitment to share ownership in recent years, and as at 31 March 2001, over 43,000 employees held approximately 33 million shares in their own right and 32,000 employees held options on 80 million shares under the Company's savings-related share option schemes.

The average number of employees in the Group in each of the last three financial years was as follows:

	2001	**2000**	**1999**
UK Stores	59,391	58,430	57,036
UK Head Office	3,541	3,820	4,111
Financial Services	1,544	1,447	1,268
Overseas	12,015	11,960	13,077
	76,491	75,657	75,492

As a result of the disposals of the various businesses and operations overseas as part of the restructuring programme, the New Group will employ significantly fewer employees at the end of the current financial year.

The Board is currently reviewing the pension arrangements for new employees that would join the New Group after 31 March 2002. Any such arrangement is subject to finalisation but would not affect the existing pension arrangements of current employees.

Part 2 Financial Review

The figures in this Part 2 are extracted without material adjustment from Part 3 (Financial Information) in this document and the annual report and accounts for the relevant years and Shareholders should read the whole document and not just rely on the summarised information in this Part 2.

The turnover of Marks & Spencer has declined by two per cent in the three years ended 31 March 2001, from £8,224.0 million to £8,075.7 million. The relatively static year-on-year performance between the 1999 and 2000 financial years is distorted by a 53-week period in 2000, which contributed £154.6 million to turnover. The decline is attributable mainly to the UK Retail operation, where turnover fell 5 per cent (£6,293.0 million (2001), £6,601.1 million (1999)), off-set by 21 per cent growth in the North American operations (£761.2 million (2001), £629.5 million (1999)) and 4 per cent growth in the Financial Services division (£363.1 million (2001), £348.6 million (1999)), the performance of the combined European and Far Eastern operations remaining flat in that period.

Operating profit before exceptional items fell from £600.5 million in 1999 to £467.0 million in 2001. This decline was also primarily in the UK Retail operations, where operating profits before exceptional items fell from £478.9 million in 1999 to £334.8 million in 2001 (30 per cent) as a result of falling sales and increases in operating costs. An overall decline in operating profits was also noted in Financial Services over the three year period, from £110.7 million in 1999 to £96.3 million in 2001, primarily as a result of the acceptance of third party credit cards in stores from April 2000 and falling interest rates. The International operations showed an overall improvement, with the US subsidiaries doubling operating profits from £15.7 million in 1999 to £32.0 million in 2001, a return to profitability in the Far Eastern operations in 2001, and a 57 per cent reduction in the losses within the European operations (£26.8 million loss before exceptional charges in 1999 against £11.4 million loss in 2001).

UK Retail

UK Retail sales for 2001 were £6,293.0 million, compared with £6,482.7 million in 2000 (the impact of the 53rd week in 2000, representing £131.6 million of sales or an incremental 2 per cent) and £6,601.1 million in 1999, a compound decrease of 5 per cent. In the same period, retail footage increased from 12.0 million sq ft at 31 March 1999 to 12.4 million sq ft at 31 March 2001. The overall decline is primarily in the General Merchandise segment (comprising clothing and home), where like-for-like sales (which compare sales including VAT, with new and developed footage excluded) fell 11.1 per cent between 1999 and 2000, and a further 6.3 per cent between 2000 and 2001 (figures are stated on a 52-week basis), due to merchandising and sourcing issues in the core clothing business. However, home reported strong growth across both periods. Food reported like for like sales growth (on a 52-week comparative basis) of 2.6 per cent between 2000 and 2001 after a decrease of 1 per cent between 1999 and 2000.

Operating profit (before exceptional items) was £334.8 million in 2001, £420.1 million in 2000 (53 week year) and £478.9 million in 1999. Whilst the gross margin improved in each year from 1999 as a result of improvements to the supply chain, the effect of this was off-set by the decline in sales. Operating costs (on a 52-week comparative basis) increased 3 per cent between 1999 and 2000, attributable mainly to a £39 million increase in marketing costs, and £13 million of consultancy fees incurred as part of the supply chain review, although these were offset in part by a £23 million saving in estates and premises costs as a result of reduced investment. Operating costs (on a 52-week comparative basis) increased a further 3 per cent in 2001, the primary contributors to which were the rollout of the concept store programme (£13 million) and the acceptance of credit cards in stores (£25 million, of which £16 million was payable to Financial Services).

International Retail

Turnover in International Retail, which comprises the European stores, Brooks Brothers (including the results of Brooks Brothers Japan) and Kings Super Markets in the United States, and the Marks & Spencer operation in the Far East, together with the contribution from the worldwide franchise stores, was £1,274.3 million in 1999, £1,348.2 million in 2000 (including the effect of the 53rd week of £23 million) and £1,419.6 million, in 2001 representing growth in the 3 year period of 11 per cent. Operating results (before exceptional items) were £(14.6) million loss in 1999, £7.0 million profit in 2000 (including the £7 million contribution of the 53rd week) and £28.0 million profit in 2001.

The growth came primarily from the US operations, where sales grew 21 per cent from £629.5 million in 1999 to £761.2 million in 2001, footage having increased in the same period from 1.3 million sq ft in 1999 to 1.5 million sq ft in 2001. Operating profits grew from £15.7 million in 1999 to £32.0 million in 2001, driven by a strong performance at Brooks Brothers which recovered from high markdown levels and the Japanese recession in the comparative periods.

European turnover remained comparatively stable, at £554.0 million in 1999, falling by 1 per cent to £548.3 million in 2001. The operations made an operating loss before exceptional items of £26.8 million in 1999, which reduced to a loss of £6.1 million by 2000 (the 53rd week contributing £3.3 million of profit to this result) and £11.4 million loss in 2001. The reduction in losses between 1999 and 2000 came from the closure of under-performing stores during 2000.

The Far Eastern operation returned operating profits of £7.4 million in 2001, compared to a loss in 1999 of £3.5 million on a 21 per cent. increase in turnover to £110.1 million in 2001 compared to £90.8 million in 1999. The improvements are due both to the recovery of the Asian economies, local sourcing, and the control of operating costs.

Financial Services

The turnover of Marks & Spencer Financial Services grew from £348.6 million in 1999 to £364.6 million in 2000 before declining marginally to £363.1 million in 2001, a compound increase of 4 per cent. This was driven by the introduction of new products and strong performance in personal loans, life and pensions products. In the same period, the number of Marks & Spencer Chargecard holders decreased to just over 5 million, from 5.16 million in 1999.

Operating profits grew from £110.7 million in 1999 to £115.9 million in 2000, due to growth in lending products. In 2001, these profits fell to £96.3 million including £16.2 million of merchant fee income from UK Retail. This reduction in profitability followed the decision to accept third party credit cards in stores from April 2000, a reduction in Chargecard interest rates to more competitive levels, and a change in loan mix towards lower margin products.

Operating exceptional items

In 1999, operating exceptional items of £88.5 million were charged relating to head office restructuring (£24.5 million) and the impairment of a number of European stores (£64.0 million). In 2000, a significant rationalisation of the store management structure, together with the restructure of the UK Retail operation into its current seven Customer Business Units and the closure of two distribution centres, resulted in exceptional operating charges of £63.3 million. A further £8.7 million was charged in relation to store closures in France and Germany. The closure of the Direct operation and continued reduction in head office roles resulted in a £26.5 million operating exceptional charge in 2001.

Non-operating exceptional items

Profits on disposal of property and other fixed assets were £6.2 million in 1999. In 2000, a loss on disposal of £22.3 million was recorded, relating primarily to the disposal of the European stores identified for closure and the sale of investment properties, notably the Gyle Shopping Centre in Edinburgh. In 2001 £83.2 million of losses on disposal were reported which related to the closure of a number of UK Retail stores and the loss on disposal of assets previously utilised by the Direct operation.

Provisions for the termination of operations were recognised in 2000 in respect of the Canadian operations (£45.4 million) and in 2001 in respect of the complete withdrawal from the Continental European operations (£224.0 million). Splendour.com Ltd, a 60 per cent owned subsidiary of the Company was also sold in 2001 at a loss of £1.7 million including related goodwill.

Interest

Net interest income fell from £27.9 million in 1999 to £14.2 million in 2000 and £13.9 million in 2001. The decrease from 1999 to 2000 was attributable to both the fall in the average sterling cash balance, offset by an increase in the interest rate. In 2001, the effect of the continual rise in the average interest rate earned on borrowings was offset by the use of cash in internal Group funding.

Taxation

The effective tax rate (before exceptional items) was 29 per cent in 1999; 32 per cent in 2000; and 31 per cent in 2001, the increase (relative to 1999) being due to un-relieved tax losses in the international operations.

Cashflow

The net cash inflow from retail operating activities was £704 million in 1999, £728 million in 2000 and £654 million in 2001. The net cash outflow from Financial Services was £232 million in 1999, £87 million in 2000 and a net cash inflow of £22.2 million in 2001, after an increase in customer advances of £363 million, £206.2 million and £117.8 million in each year respectively.

Net capital expenditure was £638 million in 1999, primarily on increasing UK footage and Information Technology. The net spend in 2000 was £182 million, which includes £266 million of sale proceeds, primarily cash inflows following the sale of investment properties. Net capital expenditure in 2001 was £251 million.

In 1999, the Group repaid the US$450 million promissory note and £150 million Eurobond, and issued a number of fixed rate medium term notes ("MTNs") totalling £859 million. A further £254 million of MTNs were issued under the MTN programme in 2000 and the Group redeemed a net £311 million of MTNs in 2001, refinancing £76 million thereof in bank loans, overdrafts, and other commercial paper. Net debt at 31 March 2001 was £1,278 million, compared to £1,251 million at 31 March 2000 and £1,182 million at 31 March 1999.

1. Accountant's Report on Marks and Spencer Group p.l.c.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Introduction

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 29 January 2002 (the "Listing Particulars") of Marks and Spencer Group p.l.c. (the "New Company").

The New Company was incorporated as Trushelfco (No. 2827) Limited on 23 July 2001 and changed its name to Conker Retail Limited on 7 August 2001 and re-registered as Marks and Spencer Group p.l.c. on 24 January 2002 as a public limited company. The New Company has not yet commenced to trade and has not declared or paid a dividend.

Basis of preparation

The financial information set out below is based on the financial records of the Company, to which no adjustment was considered necessary.

Responsibility

The financial records are the responsibility of the Directors of the New Company.

The Directors of the New Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial records, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment relevant to the amounts and disclosures in the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the New Company, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement, whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the New Company as at the date stated.

Financial information

The balance sheet of the New Company at 29 January 2002 is as follows:

	£
Current assets	
Debtors	50,005
Net assets	50,005
Represented by:	
Share capital	
2 ordinary shares of £2.45 each	5
50,000 redeemable preference shares of £1 each	50,000
Shareholders' funds	50,005

Notes to the financial information

1 Accounting policies

The balance sheet has been prepared under the historical cost convention in accordance with applicable accounting standards.

2 Share capital

	£
Authorised:	
50,000 redeemable preference shares of £1 each	50,000
3,200,000,000 ordinary shares of £2.45 each	7,840,000,000
3,200,000,000 B Shares of 70 pence each	2,240,000,000
	10,080,050,000
Allotted, issued and fully paid:	
50,000 redeemable preference shares of £1 each	50,000
2 ordinary shares of £2.45 each	5
	50,005

The Company was incorporated with an authorised share capital of 100 ordinary shares of £1 each and issued share capital of £2. By ordinary resolution on 22 January 2002 the authorised share capital was increased to £10,080,050,000 by the creation of 50,000 redeemable preference shares of £1 each, 7,839,999,900 ordinary shares of £1 each and 3,200,000,000 B Shares of 70 pence each. The existing issued and authorised ordinary shares were then subdivided into shares of 1 pence each, a further 290 ordinary shares of 1 pence each were issued and then the total issued and authorised ordinary share capital was consolidated into 3,200,000,000 ordinary shares of £2.45 each. At the end of 22 January 2002 the authorised share capital consisted of 50,000 redeemable preference shares of £1 each, 3,200,000,000 ordinary shares of £2.45 each and 3,200,000,000 B Shares of 70p each. There were two ordinary shares of £2.45 and 50,000 redeemable preference shares of £1 in issue.

The redeemable preference shares are non voting (except in respect of resolutions to wind up the Company or vary the rights of the redeemable preference shares), carry no right to dividend and are entitled to priority repayment in full from the assets of the Company on a winding up.

The redeemable preference shares are redeemable by the Company or the shareholder at their paid up amount. It is intended to redeem the redeemable preference shares upon the Scheme becoming effective. The redeemable preference shares were issued at par on 22 January 2002.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

2. Comparative table on Marks and Spencer Group p.l.c. and its subsidiaries

Introduction

The financial information in the comparative table does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but has been extracted without material adjustment from the published audited financial statements of Marks & Spencer for the three years ended 31 March 2001. Marks & Spencer's auditors for this period were PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH. The auditors gave an unqualified audit report within the meaning of section 235 of the Companies Act 1985 in respect of the financial statements for each of these three years and such reports did not contain a statement under section 237(2) or (3) of the Act.

Statutory consolidated accounts relating to the three financial years ended 31 March 2001 have been delivered to the Registrar of Companies in England and Wales.

Basis of preparation

The preparation of financial information in conformity with generally accepted accounting principles requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues during the reporting period. Actual results could differ from these estimates.

Accounting Policies

The financial information has been prepared in accordance with applicable accounting standards in the United Kingdom. A summary of the more important accounting policies, applied consistently, is given below.

Basis of accounting

The financial information has been drawn up on the historical cost basis of accounting, modified to include the valuation of certain United Kingdom properties at 31 March 1988 and the valuation of investment properties. Compliance with SAP19, "Accounting for Investment Properties" requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as explained below.

Basis of consolidation

The Group financial statements incorporate the financial statements of Marks & Spencer and all its subsidiaries for the three years ended 31 March 2001.

Current asset investments

Current asset investments are stated at market value. All profits and losses from such investments are included in net interest income or in Financial Services turnover as appropriate.

Deferred taxation

Deferred taxation is accounted for at expected tax rates on differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. A deferred tax asset or provision is established to the extent that it is likely that an asset or liability will crystallise in the foreseeable future.

Fixed assets

(a) Capitalised interest

Interest is not capitalised.

(b) Depreciation

Depreciation is provided to write off the cost or valuation of tangible fixed assets, less residual value, by equal annual instalments as follows:

- Land: not depreciated.
- Freehold and leasehold buildings over 50 years: depreciated to their estimated residual value over their estimated remaining economic lives (see also c below).
- Leasehold land and buildings under 50 years: over the remaining period of the lease.

- Fit out: 10-25 years according to the estimated life of the asset.
- Fixtures, fittings and equipment: 3-15 years according to the estimated life of the asset.
- Depreciation is charged on all additions to or disposals of depreciating assets in the year of purchase or disposal. Any impairment in value is charged to the revaluation reserve or the profit and loss account as appropriate.

(c) Land and buildings

The Company's freehold and leasehold properties in the United Kingdom were valued on the basis of open market value for existing use in 1982. At 31 March 1988, those same properties (excluding subsequent additions and adjusted for disposals) were revalued. On adoption of FRS15, the Group followed the transitional provisions to retain the book value of land and buildings which were revalued in 1988, but not to adopt a policy of revaluation in the future. These values are retained subject to the requirement to test assets for impairment in accordance with FRS11.

(d) Investment properties

Investment properties are revalued annually and included in the balance sheet at their open market value. In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements concerning the depreciation of fixed assets. These properties are held for investment and the directors consider that the adoption of this policy is necessary to give a true and fair view.

Long-term assurance business

The value of the long-term assurance business consists of the present value of surpluses expected to emerge in the future from business currently in force, and this value is included in prepayments and accrued income. In determining their value, these surpluses are discounted at a risk-adjusted, post-tax rate. Changes in the value are included in the profit and loss account grossed up at the standard rate of corporation tax applicable to insurance companies.

Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

Derivative financial instruments

The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange rates and interest rates. Derivative instruments utilised by the Group include interest rate and currency swaps, forward rate agreements and forward currency contracts. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income over the period of the contract. Forward currency contracts are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Foreign currencies

The results of international subsidiaries are translated at the weighted average of monthly exchange rates for sales and profits. The balance sheets of overseas subsidiaries are translated at year-end exchange rates. The resulting exchange differences are dealt with through reserves and reported in the consolidated statement of total recognised gains and losses. Transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction. Foreign currency assets and liabilities held at the year-end are translated at year-end exchange rates or the exchange rate of a related forward exchange contract where appropriate. The resulting exchange gain or loss is dealt with in the profit and loss account.

Goodwill

Prior to 31 March 1998, goodwill arising on consolidation was written off to reserves in the year of acquisition. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves. Goodwill arising on subsequent acquisitions is capitalised and amortised over its useful economic life. The profit or loss arising on the sale of a previously acquired business includes the attributable goodwill.

Pension contributions

Funded pension plans are in place for the Group's UK employees and the majority of employees overseas. The assets of these pension plans are managed by third party investment managers and are held separately in trust.

Regular valuations are prepared by independent professionally qualified actuaries. These determine the level of contributions required to fund the benefits set out in the rules of the plans and allow for the periodic increase of pensions in payment. The contributions and any variations from regular cost arising from the actuarial valuations are charged or credited to profits on a systematic basis over the estimated remaining service lives of the employees.

Stocks

Stocks are valued at the lower of cost and net realisable value using the retail method.

Group profit and loss account for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 Before exceptional items £m	52 weeks ended 31 March 2001 Exceptional items £m	52 weeks ended 31 March 2001 After exceptional items £m	53 weeks ended 1 April 2000 Before exceptional items £m	53 weeks ended 1 April 2000 Exceptional items £m	53 weeks ended 1 April 2000 After exceptional items £m	52 weeks ended 27 March 1999 Before exceptional items £m	52 weeks ended 27 March 1999 Exceptional items £m	52 weeks ended 27 March 1999 After exceptional items £m
Turnover	1	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of sales		(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross profit		2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Net operating expenses	2,3A	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	1	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0
(Loss)/Profit on sale of property and other fixed assets	3B	–	(83.2)	(83.2)	–	(22.3)	(22.3)	–	6.2	6.2
Loss on sale/termination of operations	3C	–	(1.7)	(1.7)	–	(45.4)	(45.4)	–	–	–
Provision for loss on operations to be discontinued	3D	–	(224.0)	(224.0)	–	–	–	–	–	–
Net interest income	4	13.9	–	13.9	14.2	–	14.2	27.9	–	27.9
Profit on ordinary activities before taxation		480.9	(335.4)	145.5	557.2	(139.7)	417.5	628.4	(82.3)	546.1
Taxation on ordinary activities	5	(151.2)	8.5	(142.7)	(177.2)	19.0	(158.2)	(183.7)	7.6	(176.1)
Profit on ordinary activities after taxation		329.7	(326.9)	2.8	380.0	(120.7)	259.3	444.7	(74.7)	370.0
Minority interests (all equity)		(1.5)	–	(1.5)	(0.6)	–	(0.6)	2.1	–	2.1
Profit attributable to shareholders		328.2	(326.9)	1.3	379.4	(120.7)	258.7	446.8	(74.7)	372.1
Dividends	6	(258.3)	–	(258.3)	(258.6)	–	(258.6)	(413.3)	–	(413.3)
Retained profit/(loss) for the period		69.9	(326.9)	(257.0)	120.8	(120.7)	0.1	33.5	(74.7)	(41.2)
Basic earnings per share	7			0.0p			9.0p			13.0p
Diluted basic earnings per share	7			0.0p			9.0p			12.9p
Adjusted earnings per share	7			11.4p			13.2p			15.6p
Diluted adjusted earnings per share	7			11.4p			13.2p			15.5p
Dividend per share				9.0p			9.0p			14.4p

The results in all three years are derived from continuing operations.

Note of historical cost profits and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit on ordinary activities before taxation		145.5	417.5	546.1
Realisation of property revaluation (deficit)/surplus	23	(1.3)	74.2	7.8
Revaluation element of depreciation charge	23	1.9	1.9	1.4
Historical cost profit on ordinary activities before taxation		146.1	493.6	555.3
Historical cost retained (loss)/profit for the period		(256.4)	76.2	(32.0)

Group statement of total recognised gains and losses for the three years ended 31 March 2001

	Notes	52 weeks ended 31 March 2001 £m	53 weeks ended 1 April 2000 £m	52 weeks ended 27 March 1999 £m
Profit attributable to shareholders		1.3	258.7	372.1
Exchange differences on foreign currency translation	23	13.3	(16.8)	15.0
Unrealised (deficit)/surplus on revaluation of investment properties	23	(1.7)	3.0	34.1
Total recognised gains and losses relating to the period		12.9	244.9	421.2

Group balance sheet as at 31 March

	Notes	2001 £m	2000 £m	1999 £m
Fixed assets				
Goodwill	*10*	–	1.3	–
Tangible assets:				
Land and buildings		2,735.2	2,774.1	2,954.4
Fit out, fixtures, fittings and equipment		1,291.9	1,386.7	1,317.6
Assets in the course of construction		91.8	81.3	115.5
	11	4,118.9	4,242.1	4,387.5
Investments	*12*	58.3	55.0	61.2
		4,177.2	4,298.4	4,448.7
Current assets				
Stocks		472.5	474.4	514.7
Debtors:				
Receivable within one year	*13A*	917.2	988.3	969.0
Receivable after more than one year	*13B*	1,712.1	1,566.9	1,386.7
Investments	*14*	260.0	386.4	204.0
Cash at bank and in hand	*15*	154.4	301.1	281.5
		3,516.2	3,717.1	3,355.9
Current liabilities				
Creditors: amounts falling due within one year	*17*	(1,981.6)	(2,162.8)	(2,029.8)
Net current assets		1,534.6	1,554.3	1,326.1
Total assets less current liabilities		5,711.8	5,852.7	5,774.8
Creditors: amounts falling due after more than one year	*18*	(735.1)	(804.3)	772.6
Provisions for liabilities and charges	*20*	(315.7)	(126.6)	105.0
Net assets		4,661.0	4,921.8	4,897.2
Capital and reserves				
Called up share capital	*22, 23*	716.9	718.6	717.7
Share premium account	*23*	375.6	369.4	358.5
Revaluation reserve	*23*	455.6	457.9	531.0
Capital redemption reserve	*23*	2.6	–	–
Profit and loss account	*23*	3,094.7	3,359.4	3,276.7
Shareholders' funds (all equity)	*23*	4,645.4	4,905.3	4,883.9
Minority interests (all equity)		15.6	16.5	13.3
Total capital employed		4,661.0	4,921.8	4,897.2

Group cash flow information for the 3 years ended 31 March 2001

Cash flow statement	Notes	£m	2001 £m	£m	2000 £m	£m	1999 £m
Operating activities							
Received from customers		7,967.8		7,989.9		7,884.1	
Payments to suppliers		(5,240.7)		(5,357.1)		(5,464.2)	
Payments to and on behalf of employees		(1,089.8)		(1,138.3)		(1,153.9)	
Other payments		(930.6)		(803.8)		(793.1)	
Cash inflow from operating activities before exceptional items			706.7		690.7		472.9
Exceptional operating cash outflow	*26A*		(30.3)		(49.2)		(0.6)
Cash inflow from operating activities	*25*		676.4		641.5		472.3
Returns on investments and servicing of finance	*26B*		12.6		15.2		29.0
Taxation	*26C*		(164.6)		(145.7)		(345.9)
Capital expenditure and financial investment	*26D*		(258.2)		(167.0)		(628.1)
Acquisitions and disposals	*26E*		5.9		(21.1)		1.0
Equity dividends paid			(258.6)		(413.5)		(412.6)
Cash inflow/(outflow) before management of liquid resources and financing			13.5		(90.6)		(884.3)
Management of liquid resources and financing							
Management of liquid resources	*26F*	263.7		(162.5)		180.6	
Financing	*26G*	(265.4)		260.3		505.0	
			(1.7)		97.8		685.6
Increase/(decrease) in cash			11.8		7.2		(198.7)

Reconciliation of net cash flow to movement in net debt (see note 27)	2001 £m	2000 £m	1999 £m
Increase in cash	11.8	7.2	(198.7)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(263.7)	162.5	(180.6)
Cash outflow/(inflow) from decrease/(increase) in debt financing	245.9	(250.9)	(482.8)
Exchange movements	(20.4)	11.4	(0.2)
Movement in net debt	(26.4)	(69.8)	(862.3)
Net debt at 1 April	(1,251.4)	(1,181.6)	(319.3)
Net debt at 31 March	(1,277.8)	(1,251.4)	(1,181.6)

Selected notes from the published audited financial statements of Marks and Spencer Group

1. **Segmental information**

A Classes of business

The Group has two classes of business: Retailing and Financial Services.

Retailing: Turnover represents goods sold to customers outside the Group, less returns and sales taxes.

Financial Services: Turnover represents the interest and other income attributable to the Financial Services companies and the captive insurance company and arises within the United Kingdom and the Channel Islands.

	Turnover			Operating profit			Operating assets		
	2001 £m	**2000 £m**	**1999 £m**	**2001 £m**	**2000 £m**	**1999 £m**	**2001 £m**	**2000 £m**	**1999 £m**
Retailing activities	7,712.6	7,830.9	7,875.4	336.3	355.1	375.8	4,389.4	4,494.5	4,518.7
Before exceptional operating charges				362.8	427.1	464.3			
Exceptional operating charges (see note 3A)				(26.5)	(72.0)	(88.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	–	25.5			
Total operating profit				440.5	471.0	512.0			
Profit/(Loss) on sale of property and other fixed assets				(83.2)	(22.3)	6.2			
Loss on sale/termination of operations				(1.7)	(45.4)	–			
Provision for loss on operations to be discontinued				(224.0)	–	–			
Net interest income				13.9	14.2	27.9			
Profit on ordinary activities before taxation				145.5	417.5	546.1			
Unallocated net liabilities							(246.4)	(21.4)	(10.2)
Net assets							4,661.0	4,921.8	4,897.2

B Geographical Split

	Turnover			Operating profit			Operating assets		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
United Kingdom									
Retail	6,293.0	6,482.7	6,601.1	308.3	356.8	454.4	3,757.1	3,905.2	3,965.8
Before exceptional operating charges				334.8	420.1	478.9			
Exceptional operating charges				(26.5)	(63.3)	(24.5)			
Financial Services[1, 2]	363.1	364.6	348.6	96.3	115.9	110.7	518.0	448.7	388.7
	6,656.1	6,847.3	6,949.7	404.6	472.7	565.1	4,275.1	4,353.9	4,354.5
International Retail									
Europe (excluding UK)	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)	394.5	387.8	354.1
Before exceptional operating charges				(11.4)	(6.1)	(26.8)			
Exceptional operating charges				–	(8.7)	(64.0)			
North America	761.2	691.4	629.5	32.0	16.4	15.7	232.8	201.2	192.2
Far East	110.1	101.2	90.8	7.4	(3.3)	(3.5)	5.0	0.3	6.6
	1,419.6	1,348.2	1,274.3	28.0	(1.7)	(78.6)	632.3	589.3	552.9
Total operating activities	8,075.7	8,195.5	8,224.0	432.6	471.0	486.5	4,907.4	4,943.2	4,907.4
Add: excess interest charged to cost of sales of Financial Services[2]				7.9	–	25.5			
Total operating profit				440.5	471.0	512.0			

1 Operating profit for Financial Services includes £16.2 million (2001), £nil (2000), £nil (1999) of merchant fee income arising on Marks & Spencer Chargecard transactions. This fee is payable by UK Retail and has been deducted in arriving at UK Retail operating profit.

2 Financial Services operating profit is stated after charging £115.3 million (2001), £105.5 million (2000), £102.3 million (1999) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £107.4 million (2001), £107.4 million (2000), £76.8 million (1999) (see note 4). Intra group interest of £7.9 million (2001), £nil (2000), £25.5 million (1999) being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

3 *The geographical segments disclose turnover and operating profit by destination and reflect management responsibility.*

4 UK Retail turnover including VAT comprises clothing, footwear and gifts £3,649.5 million (2001), £3,939.0 million (2000) home £355.8 million (2001), £328.8 million (2000) and foods £2,925.9 million (2001), £2,880.4 million (2000), £2,787.6 million (1999). VAT on UK Retail turnover was £638.2 million (2001), £665.5 million (2000), £690.5 million (1999).

5 Operating profit includes pre-opening costs of £1.0 million (2001), £2.0 million (2000), £14.4 million (1999) for Europe and £nil (2001), £nil (2000) and £0.1 million (1999) for Far East.

6 Turnover originates in the following geographical segments: United Kingdom £6,798.6 million (2001), £6,990.4 million (2000), £7,082.2 million (1999); Europe £435.5 million (2001), £436.0 million (2000), £440.5 million (1999); North America £761.2 million (2001), £691.4 million (2000), £629.5 million (1999) and Far East £81.4 million (2001), £77.7 million (2000), £71.8 million (1999).

7 The value of goods exported from the UK, including shipments to international subsidiaries, amounted to £436.0 million (2001), £460.2 million (2000), £440.2 million (1999).

Turnover and operating profit for North America, Europe and Far East comprise:

	Turnover			Operating profit		
	2001 £m	2000 £m	1999 £m	2001 £m	2000 £m	1999 £m
North America						
Brooks Brothers (including Japan)	448.1	395.5	345.9	20.2	7.9	12.4
Kings Super Markets	313.1	273.7	245.5	11.9	11.1	10.0
Corporate expenses	–	–	–	(0.1)	(2.6)	(2.0)
	761.2	669.2	591.4	32.0	16.4	20.4
M&S Canada	–	22.2	38.1	–	–	(4.7)
	761.2	691.4	629.5	32.0	16.4	15.7
Europe						
Continental Europe	285.0	294.3	309.0	(34.0)	(33.5)	(99.9)
Other European operations	263.3	261.3	245.0	22.6	18.7	9.1
	548.3	555.6	554.0	(11.4)	(14.8)	(90.8)
Far East						
Stores	110.1	101.2	90.8	7.4	(3.2)	(14.5)
Other	–	–	–	–	(0.1)	11.0
	110.1	101.2	90.8	7.4	(3.3)	(3.5)

The results of international subsidiaries have been translated using weighted average rates of exchange ruling during the year.

2. Operating profit

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Turnover	8,075.7	–	8,075.7	8,195.5	–	8,195.5	8,224.0	–	8,224.0
Cost of Sales	(5,237.2)	–	(5,237.2)	(5,402.8)	–	(5,402.8)	(5,450.7)	–	(5,450.7)
Gross Profit	2,838.5	–	2,838.5	2,792.7	–	2,792.7	2,773.3	–	2,773.3
Employee costs (see note 8)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Occupancy costs	311.5	–	311.5	287.8	–	287.8	288.3	–	288.3
Repairs, renewals and maintenance of fixed assets	91.2	–	91.2	89.5	–	89.5	103.6	–	103.6
Depreciation	275.9	–	275.9	261.6	–	261.6	236.4	64.0	300.4
Other costs[1]	592.1	9.5	601.6	514.6	3.8	518.4	461.1	–	461.1
Total net operating expenses[2]	(2,371.5)	(26.5)	(2,398.0)	(2,249.7)	(72.0)	(2,321.7)	(2,172.8)	(88.5)	(2,261.3)
Operating profit	467.0	(26.5)	440.5	543.0	(72.0)	471.0	600.5	(88.5)	512.0

The directors consider that the nature of the business is such that the analysis of expenses shown above is more informative than that set out in the formats of the Companies Act 1985.

1 Included in "Other costs" is the remuneration to the auditors for audit and non-audit services as follows:

	2001 £m	2000 £m	1999 £m
Audit Fees	1.1	1.1	0.9
Non-audit services	2.1	2.8	0.5

Fees paid for non-audit services are for taxation advice, corporate finance and consulting services.

2 Included in "Total net operating expenses" are rentals under operating leases, comprising £4.5 million (2001), £2.3 million (2000) and £8.9 million (1999) for hire of plant and machinery and £124.1 million (2001), £123.4 million (2000) and £111.4 million (1999) of other rental costs

3. Exceptional items

A Exceptional operating charges

	2001 £m	2000 £m	1999 £m
UK restructuring costs[1]	(26.5)	(63.3)	(24.5)
European restructuring costs[2]	–	(8.7)	–
Provision for impairment[3]	–	–	(64.0)
Total exceptional operating charges	(26.5)	(72.0)	(88.5)

1 The £26.5 million charge in 2001 was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million). The £63.3 million charge in 2000 was in respect of the restructuring of UK Retail into customer business units, the rationalisation of store management and the refocusing of existing store roles to customer facing activities, and the closure of two distribution centres. The £24.5 million charge in 1999 was the cost of rationalising the Group's head office functions.

2 The European restructuring costs in 2000 were in respect of store closures in France and Germany.

3 The £64.0 million charge in 1999 was in respect of the provision made to adjust the carrying value of European fixed assets in accordance with FRS11 "Impairment of Fixed Assets & Goodwill".

B (Loss)/Profit on sale of property and other fixed assets

	2001 £m	2000 £m	1999 £m
Disposal of European stores[1]	–	(8.3)	–
Provision for loss on "Direct" assets[2]	(19.0)	–	–
Loss on sale of investment properties[3]	–	(16.1)	–
Other asset disposals[4]	(64.2)	2.1	6.2
(Loss)/Profit on sale of property and other fixed assets	(83.2)	(22.3)	6.2

1 The loss of £8.3 million in 2000 relates to European store closures. Including the restructuring cost of £8.7 million disclosed in note 3A above, this gave rise to total closure costs of £17.0 million.

2 Including the restructuring cost of £16.5 million disclosed in note 3A above, this gives rise to total closure costs for the "Direct" catalogue business of £35.5 million.

3 The loss on sale of investment properties in 2000 was in respect of the disposal of The Gyle shopping centre and a property in Newcastle.

4 Other asset disposals in 2001 mainly related to the closure of UK Stores, £40.2 million of which relates to satellite stores.

C Loss on sale/termination of operations

	2001 £m	2000 £m	1999 £m
Loss on sale of Splendour.com Ltd	(1.7)	–	–
Loss on termination of Canadian operations	–	(45.4)	–
Loss on sale/termination of operations	(1.7)	(45.4)	–

The loss on sale/termination of operations is stated after charging £1.0 million of goodwill in 2001 (2000 £24.4 million).

D Provision for loss on operations to be discontinued

	2001 £m	2000 £m	1999 £m
Net closure costs	(225.3)	–	–
Goodwill previously credited to reserves	1.3	–	–
Provision for loss on operations to be discontinued	(224.0)	–	–

The provision for loss on operations to be discontinued represents the expected cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include provision for future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

4. Net interest income

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
Bank and other interest income	302.6		309.3		306.1	
Less: amounts included in turnover of Financial Services	(288.7)		(293.2)		(278.2)	
		13.9		16.1		27.9
Interest expenditure	(107.4)		(107.4)		(76.8)	
Less: interest charged to cost of sales of Financial Services	115.3		105.5		102.3	
Intra group interest charged to cost of sales of Financial Services (see note 1)	(7.9)		–		(25.5)	
		–		(1.9)		–
Net interest income		13.9		14.2		27.9
Interest expenditure comprises:						
Amounts repayable within five years:						
Bank loans, overdrafts and other borrowings		(33.2)		(33.2)		(30.5)
Medium term notes		(73.0)		(73.8)		(36.2)
7⅜% Guaranteed bonds 1998		–		–		(8.1)
US$ Promissory note 1998		–		–		(2.0)
		(106.2)		(107.0)		(76.8)
Amounts repayable after five years:						
Medium term notes		(1.2)		(0.4)		–
		(107.4)		(107.4)		(76.8)

5. Taxation on ordinary activities

	2001		2000		1999	
	£m	£m	£m	£m	£m	£m
The taxation charge comprises:						
Current taxation						
UK corporation tax at 30% (2001), 30% (2000), 31% (1999)						
Current year	151.0		151.1		169.2	
Prior years	(6.3)		2.7		(3.5)	
		144.7		153.8		165.7
Double taxation relief		(4.7)		–		–
		140.0		153.8		165.7
Overseas taxation		7.7		6.4		2.8
		147.7		160.2		168.5
Deferred taxation (see note 20)						
Current year	(4.3)		(1.9)		9.1	
Prior years	(0.7)		(0.1)		(1.5)	
		(5.0)		(2.0)		7.6
		142.7		158.2		176.1

Included in the tax charges for the year are tax credits of £8.5 million (2001), £19.0 million (2000) and £7.6 million (1999) which are attributable to exceptional charges.

6. Dividends

	2001 £m	2000 £m	1999 £m
Ordinary Shares			
Interim dividend of 3.7p (2001), 3.7p (2000), 3.7p (1999)	106.3	106.3	106.1
Proposed final of 5.3p (2001), 5.3p (2000), 10.7p (1999)	152.0	152.3	307.2
Total ordinary dividend of 9.0p (2001), 9.0p (2000), 14.4p (1999)	285.3	258.6	413.3

7. **Earnings per share**

The calculation of earnings per ordinary share is based on earnings after tax and minority interests and the weighted average number of ordinary shares in issue during the year.

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS14, "Earnings per Share" and is based on earnings excluding the effect of the exceptional charges. It has been calculated to allow shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional operating charges	19.3	0.7	0.7	53.0	1.8	1.8	16.9	0.6	0.6
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
Adjusted earnings	328.2	11.4	11.4	379.4	13.2	13.2	446.8	15.6	15.5

The IIMR earnings per share has also been calculated in addition to the basic earnings per share and is based on earnings adjusted to eliminate certain capital items as follows:

	2001			2000			1999		
	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share	£m	Basic pence per share	Diluted pence per share
Basic earnings	1.3	0.0	0.0	258.7	9.0	9.0	372.1	13.0	12.9
Exceptional fixed asset provision	–	–	–	–	–	–	64.0	2.2	2.2
Loss on sale of property and other fixed assets	83.2	2.9	2.9	22.3	0.8	0.8	(6.2)	(0.2)	(0.2)
Loss on sale/termination of operations	1.7	0.1	0.1	45.4	1.6	1.6	–	–	–
Provision for loss on operations to be discontinued	222.7	7.7	7.7	–	–	–	–	–	–
IIMR earnings	308.9	10.7	10.7	326.4	11.4	11.4	429.9	15.0	14.9

The weighted average number of ordinary shares used in the calculation of earnings per share are as follows:

	2001 m	2000 m	1999 m
Weighted average ordinary shares in issue during the year ended 31 March	2,872.4	2,872.1	2,864.7
Potentially dilutive share options under the Group's share option schemes	9.8	13.6	18.6
Weighted average ordinary shares for diluted earnings per share	2,882.2	2,885.7	2,883.3

8. Employees

The average number of employees of the Group during the year was:

		2001	2000	1999
UK stores	Management and supervisory categories	3,880	3,885	4,105
	Other	55,511	54,545	52,931
UK head office	Management and supervisory categories	2,242	2,379	2,485
	Other	1,299	1,441	1,626
Financial Services	Management and supervisory categories	314	320	280
	Other	1,230	1,127	988
Overseas		12,015	11,960	13,077
		76,491	75,657	75,492

If the number of hours worked was converted on the basis of a normal working week, the equivalent average number of full-time employees would have been 52,213 (2001), 52,156 (2000) and 51,306 (1999).

The aggregate remuneration and associated costs of Group employees were:

	2001			2000			1999		
	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m	Before exceptional charges £m	Exceptional charges £m	Total £m
Wages and salaries	835.2	14.8	850.0	834.4	52.4	886.8	813.7	15.3	829.0
UK profit sharing (see note 8C)	8.3	0.2	8.5	11.8	0.6	12.4	14.2	0.6	14.8
Social security costs	59.6	0.4	60.0	59.3	1.0	60.3	61.5	0.5	62.0
Pension costs (see note 8A)	119.3	0.8	120.1	120.5	4.0	124.5	122.1	7.1	129.2
Employee welfare and other personnel costs	98.5	0.8	99.3	89.1	10.2	99.3	88.5	1.0	89.5
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5
Classified as:									
Employee costs (see note 2)	1,100.8	17.0	1,117.8	1,096.2	68.2	1,164.4	1,083.4	24.5	1,107.9
Manufacturing cost of sales	20.1	–	20.1	18.9	–	18.9	16.6	–	16.6
	1,120.9	17.0	1,137.9	1,115.1	68.2	1,183.3	1,100.0	24.5	1,124.5

A Pension costs

The total pension cost for the Group was £120.1 million (2001), £124.5 million (2000) and £129.2 million (1999) of which £110.6 million (2001), £112.1 million (2000) and £112.3 million (1999) relates to the UK Scheme, £nil (2001), £2.6 million (2000) and £6.6 million (1999) relates to the Early Retirement Plan and £9.5 million (2001), £9.8 million (2000) and £10.3 million (1999) relates to overseas schemes.

The Group operates a number of funded defined benefit pension schemes throughout the world.

The latest actuarial valuation of the UK Scheme was carried out at 1 April 1998 by an independent actuary using the projected unit method. The key assumptions adopted were:

Price inflation	3.5%
Rate of increase in salaries	5.25%
Rate of increase in pensions in payment	3.5%
Rate of return on investments	8.25%
Rate of increase in dividend income	4.5%
Rate of interest applied to discount liabilities	8.25%

The latest actuarial valuation revealed a shortfall of £74 million in the actuarial value of the assets of the UK Scheme of £2,047 million compared to the actuarial liability for pension benefits. (The market value of assets at 1 April 1998 was £2,709 million). This represents a funding level of 97 per cent.

The shortfall of £74 million together with the unamortised accounting deficit relating to prior periods gives a total unamortised deficit of £169.4 million. This is being amortised over a period of 12 years from 1 April 1998, being the remaining estimated service lives of the current Scheme members.

The next actuarial valuation of the UK Pension Scheme is being carried out as at 1 April 2001 and the results will be reflected in the financial statements for the year ending 31 March 2002.

The total UK pension cost is analysed as follows:

	2001 £m	2000 £m	1999 £m
Normal pension cost[1]	92.6	93.9	92.7
Amortisation of deficit	14.1	14.1	14.1
Net interest elements	3.9	4.1	5.5
Total	110.6	112.1	112.3

1 At standard contribution rate of 15.9 per cent (2001), 15.9 per cent (2000) and 15.9 per cent (1999)

As shown in note 13 the Company had pre-paid pension costs of £162.7 million (2001) and £175.0 (2000). This included the partial funding of the deficit, offset by the amortisation and interest elements shown above, with the balance being pre-paid contributions to the UK Scheme.

The pension costs relating to overseas schemes have been determined in accordance with the advice of independent qualified actuaries.

B Post-retirement health benefits

The Company has a commitment to pay all or a proportion of the health insurance premiums for a number of its retired employees and their spouses, the last of whom retired in 1988. There is no commitment in respect of current employees or those who have retired since 1988.

At 31 March 1999, the Company reassessed this liability in accordance with the advice of an independent qualified actuary. The discounted present value of £27.7 million (see note 20) has been fully provided. The valuation assumed a premium inflation of 7.5 per cent and an after-tax discount rate of 7.0 per cent. There is a matching deferred taxation asset of £8.3 million.

The next actuarial valuation will be carried out as at 31 March 2002.

C United Kingdom and Republic of Ireland profit sharing schemes

The amount of profit which has been allocated,. in the form of ordinary shares in the Company, was fixed at £8.5 million (2001), £12.4 million (2000) and £14.8 million (1999), representing 1.75 per cent (2001), 2.5 per cent (2000) and 3 per cent (1999) of the earnings of 43,741 (2001), 44,145 (2000) and 43,550 (1999) eligible employees.

These shares are now purchased in the market: 4,459,905 ordinary shares were purchased by the Profit Sharing Trustees in respect of the 1999/2000 allocation.

D United Kingdom Employees' Save as you Earn Share Option Schemes

Under the terms of the 1997 Save as you Earn Option Scheme, the Board may offer options to purchase ordinary shares in the Company once in each financial year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is 80 per cent of the market price for three consecutive dealing days preceding the date of offer. The options may normally be exercised during the period of six months after the completion of the SAYE contract, either three, five or seven years after entering the scheme.

Outstanding options granted under the 1987 and 1997 United Kingdom Employees' Savings Related Share Option Schemes:

	Number of Shares			Option Price
	2001	2000	1999	
Options granted				
January 1992	expired	expired	471,247	229p
January 1993	expired	1,390,015	3,231,374	257p
January 1994	518,636	2,559,142	3,185,585	319p
January 1995	2,793,633	7,146,133	8,245,124	322p
January 1996	3,536,269	7,189,225	8,896,346	330p
January 1997	5,384,139	7,209,963	10,463,786	389p
January 1998	3,877,749	5,901,130	10,630,202	467p
January 1999	7,896,779	11,282,225	15,560,138	324p
January 2000	23,856,114	36,500,221	–	223p
January 2001	32,355,154	–	–	156p

E Executive Share Option Schemes

Under the terms of the 2000 Scheme, the Board may offer options to purchase ordinary shares in the Company to executive directors and senior employees at the market price on a date to be determined prior to the date of the offer. No further options may be granted under the 1984, 1987 and 1997 Share Option Schemes. Outstanding options under each of the 1984 and 1987 Schemes continued to be bound by the Maximum Option Value which is limited to four times remuneration on exercise. Outstanding options granted under all executive share option schemes are as follows:

	Number of Shares				
Options granted	2001	2000	1999	Option Price	Option Dates
(1984 Scheme)					
May 1990	–	–	211,154	206p	May 1993 – May 2000
May 1991	732,802	748,546	780,681	254p	May 1994 – May 2001
May 1992	1,650,583	1,652,102	1,652,102	329p	May 1995 – May 2002
May 1993	1,213,976	1,233,053	1,258,712	341p	May 1996 – May 2003
October 1993	19,576	19,576	26,989	399p	Oct 1996 – Oct 2003
May 1994	1,859,827	1,878,391	1,916,384	404p	May 1997 – May 2004
October 1994	21,541	21,541	21,541	402p	Oct 1997 – Oct 2004
May 1995	1,545,062	1,566,969	1,606,315	414p	May 1998 – May 2005
May 1996	58,950	58,950	58,950	458p	May 1999 – May 2006
November 1996	6,172	6,172	6,172	486p	Nov 1999 – Nov 2006
June 1997	39,844	39,844	51,228	527p	Jun 2000 – Jun 2007
(1987 Scheme)					
May 1993	–	–	972,669	341p	May 1996 – May 2000
October 1993	–	–	46,114	399p	Oct 1996 – Oct 2000
May 1994	1,119,504	1,138,068	1,171,729	404p	May 1997 – May 2001
October 1994	9,288	9,288	9,288	402p	Oct 1997 – Oct 2001
May 1995	1,426,796	1,425,660	1,465,006	414p	May 1998 – May 2002
May 1996	1,625,742	1,654,620	1,714,111	458p	May 1999 – May 2003
November 1996	39,507	39,507	39,507	486p	Nov 1999 – Nov 2003
June 1997	2,003,084	2,032,282	2,116,225	527p	Jun 2000 – Jun 2004
(1997 Scheme – Tier 1)					
June 1998	379,338	385,355	414,282	557p	Jun 2001 – Jun 2008
November 1998	247,221	265,785	265,785	404p	Nov 2001 – Nov 2008
June 1999	929,298	985,394	–	358p	Jun 2002 – Jun 2009
November 1999	95,323	95,323	–	278p	Nov 2002 – Nov 2009
January 2000	360,655	360,655	–	305p	Jan 2003 – Jan 2010
March 2000	1,992,337	1,992,337	–	261p	Mar 2003 – Mar 2010
June 2000	184,615	–	–	260p	Jun 2003 – Jun 2010
(1997 Scheme – Tier 2)					
June 1998	3,023,780	4,979,790	5,637,154	557p	Jun 2003 – Jun 2008
November 1998	99,261	117,825	117,825	404p	Nov 2003 – Nov 2008
June 1999	2,305,306	2,491,935	–	358p	Jun 2004 – Jun 2009
November 1999	59,352	59,352	–	278p	Nov 2004 – Nov 2009
January 2000	360,655	360,655	–	305p	Jan 2005 – Jan 2010
March 2000	1,992,337	1,992,337	–	261p	Mar 2005 – Mar 2010
June 2000	184,615	–	–	260p	Jun 2005 – Jun 2010
(2000 Scheme +3%)					
September 2000	4,209,681	–	–	215p	Sep 2003 – Sep 2010
December 2000	574,358	–	–	195p	Jan 2004 – Jan 2011
March 2001	323,393	–	–	218p	Mar 2004 – Mar 2011
(2000 Scheme +4%)	–				
September 2000	4,265,494	–	–	215p	Sep 2003 – Sep 2010
December 2000	574,358	–	–	195p	Jan 2004 – Jan 2011
March 2001	323,393	–	–	218p	Mar 2004 – Mar 2011

9. Directors

A Emoluments

Emoluments of directors of the Company are summarised below:

	2001 £'000	2000 £'000	1999 £'000
Aggregate emoluments	3,998	6,534	6,375
Aggregate gains on the exercise of share options	–	–	116
Termination payments	2,742	–	587

B Transactions with directors

Interest-free loans were made, during the financial year ended 31 March 2001, under the employees' loan scheme by the Company as follows:

- £501,000 to Roger Holmes which was repaid in full prior to his appointment as a director on 1 January 2001; and
- £80,018 to David Norgrove which was made prior to his appointment as a director and repaid in full before the end of the financial year.

During each of the three years there was no contract of significance to which the Company, or one of its subsidiaries, was a party and in which a director of the Company was materially interested.

10. Goodwill

	2001 £m	2000 £m
Cost and net book value as at 1 April	1.3	–
Additions	–	1.3
Amortisation	(0.3)	–
Disposals	(1.0)	–
Cost and net book value as at 31 March	–	1.3

11. Tangible fixed assets

A Tangible fixed assets

	2001				2000			
	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m	Land & buildings £m	Fit out, Fixtures, fittings & equipment £m	Assets in the course of construction £m	Total £m
Cost or valuation								
At 1 April	2,868.7	2,756.9	81.3	5,706.9	3,037.9	2,545.7	115.5	5,699.1
Additions	17.0	186.8	51.9	255.7	85.0	186.6	179.0	450.6
Transfers	17.9	24.8	(42.7)	–	61.2	149.3	(210.5)	–
Revaluation (deficit)/surplus	(3.0)	–	–	(3.0)	1.8	–	–	1.8
Disposals	(16.1)	(27.5)	(0.4)	(44.0)	(286.1)	(103.0)	–	(389.1)
Differences on exchange	11.5	34.0	1.7	47.2	(31.1)	(21.7)	(2.7)	(55.5)
At 31 March	2,896.0	2,975.0	91.8	5,962.8	2,868.7	2,756.9	81.3	5,706.9
Accumulated depreciation								
At 1 April	94.6	1,370.2	–	1,464.8	83.5	1,228.1	–	1,311.6
Depreciation for the year	22.4	253.5	–	275.9	14.2	247.4	–	261.6
Provision for loss on disposal	47.0	64.2	–	111.2	–	–	–	–
Disposals	(4.1)	(22.5)	–	(26.6)	(1.9)	(94.4)	–	(96.3)
Differences on exchange	0.9	17.7	–	18.6	(1.2)	(10.9)	–	(12.1)
At 31 March	160.8	1,683.1	–	1,843.9	94.6	1,370.2	–	1,464.8
Net book value At 31 March	2,735.2	1,291.9	91.8	4,118.9	2,774.1	1,386.7	81.3	4,242.1
At 1 April	2,774.1	1,386.7	81.3	4,242.1	2,954.4	1,317.6	115.5	4,387.5

Analysis of land & buildings

	2001				2000			
	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m	Freehold £m	Long leasehold £m	Short leasehold £m	Total £m
At valuation	865.4	437.9	13.5	1,316.8	868.3	437.9	13.5	1,319.7
At cost	1,006.1	445.5	127.6	1,579.2	1,001.7	421.4	125.9	1,549.0
	1,871.5	883.4	141.1	2,896.0	1,870.0	859.3	139.4	2,868.7
Accumulated depreciation	(39.0)	(48.8)	(73.0)	(160.8)	19.7	8.5	66.4	94.6
Net book value at 31 March	1,832.5	834.6	68.1	2,735.2	1,850.3	850.8	73.0	2,774.1
At 1 April	1,850.3	850.8	73.0	2,774.1	2,071.5	800.4	82.5	2,954.4

B Investment properties

Freehold land and buildings include investment properties as follows:

	2001 £m	2000 £m
Cost or valuation		
At 1 April	54.5	284.8
Disposals	–	(232.1)
Revaluation (deficit)/surplus	(3.0)	1.8
At 31 March	51.5	54.5

C Tangible fixed assets at cost

Gerald Eve, Chartered Surveyors, valued the Group's freehold and leasehold properties in the United Kingdom as at 31 March 1982. This valuation was on the basis of open market value for existing use. At 31 March 1988, the directors, after consultation with Gerald Eve, revalued those of the Company's properties which had been valued as at 31 March 1982 (excluding subsequent additions and adjusted for disposals). The directors' valuation was incorporated into the financial statements at 31 March 1988.

The Group's freehold interests in three investment properties have been valued at open market value in accordance with the RICS Appraisal and Valuation Manual as at 31 March 2000 by external valuers DTZ Debenham Tie Leung Chartered Surveyors and Gerald Eve, Chartered Surveyors and 31 March 2001 by external valuers, Gerald Eve, Chartered Surveyors. The valuations of these investment properties are based on the apportionment of larger valuations to exclude an owner occupied Marks & Spencer store in each case. They exclude any income or outgoings attributable to the owner occupied Marks & Spencer stores which have been assumed to continue trading.

If the Group's land and buildings had not been valued as set out above, their net book value would have been:

	2001 £m	2000 £m
At valuation at 31 March 1975[1]	333.6	333.6
At cost	1,497.8	1,478.9
At 31 March	1,831.4	1,812.5
Accumulated depreciation	(159.2)	(117.1)
Net book value at 31 March	1,672.2	1,695.4

1 The Group also valued its land and buildings in 1955 and 1964. In the opinion of the directors, unreasonable expense would be incurred in obtaining the original costs of the assets valued in those years and in 1975.

12. Fixed asset investments

A Investments

	2001			2000		
	Joint venture[1,2] £m	Other investments[3] £m	Total £m	Joint venture[1,2] £m	Other investments[3] £m	Total £m
At 1 April	25.4	29.6	55.0	24.2	37.0	61.2
Additions	0.7	21.0	21.7	0.5	15.4	15.9
Disposals	–	(12.1)	(12.1)	–	(22.8)	(22.8)
Share of joint venture's property revaluation	1.3	–	1.3	1.2	–	1.2
Repayment of loan	(7.6)	–	(7.6)	(0.5)	–	(0.5)
At 31 March	19.8	38.5	58.3	25.4	29.6	55.0

1 The joint venture represents a 50 per cent interest in Hedge End Park Ltd, a property investment company. The partner in the joint venture is J Sainsbury plc.

2 The Group's investment in the joint venture includes £2.2 million (2001), £9.8 million (2000) of loans and accumulated reserves of £11.5 million (2001), £9.5 million (2000).

3 Other investments include listed securities held by a subsidiary. The difference between their book value and market value is negligible. Other investments also include 3,525,198 shares (2001) and 708,263 shares (2000) in Marks and Spencer p.l.c. held by employee share trusts ("the Trusts"). Of these shares 3,525,198 (2001) and 468,263 (2000) were held by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (see note 22) and no shares (2001) and 240,000 (2000) were held by other trusts. At 31 March shares held by the Trusts had a book value of £7.3 million (2001) and £1.9 million (2000).

B Principal subsidiary undertakings

The Company's principal subsidiary undertakings as at 31 March 2001 are set out below. A schedule of interests in all undertakings is filed with the Annual Return.

	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by:	
			The Company	A subsidiary
Marks and Spencer International Holdings Limited	Holding Company	Great Britain	100%	–
Marks and Spencer (Nederland) BV	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Holding Company	United States	100%	–
Marks and Spencer Ventures Limited	Holding Company	Great Britain	100%	–
Marks & Spencer (France) SA	Retailing	France	–	100%
SA Marks and Spencer (Belgium) NV	Retailing	Belgium	–	100%
Marks and Spencer (España) SA	Retailing	Spain	–	100%
Marks and Spencer (Portugal) Lda	Retailing	Portugal	–	100%
Marks and Spencer Stores BV	Retailing	The Netherlands	–	100%
Marks and Spencer (Deutschland) GmbH	Retailing	Germany	–	100%
Marks and Spencer (Ireland) Limited	Retailing	Republic of Ireland	–	100%
Brooks Brothers Inc	Retailing	United States	–	100%
Brooks Brothers (Japan) Limited	Retailing	Japan	–	51%
King Super Markets Inc	Retailing	United States	–	100%
Marks and Spencer (Asia Pacific) Limited	Retailing	Hong Kong	–	100%
M&S Card Services Limited	Credit Card Handling	Great Britain	100%	–
Marks and Spencer Retail Financial Services Holdings Limited	Holding Company	Great Britain	100%	–
Marks and Spencer Financial Services Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Unit Trust Management Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Savings and Investments Limited	Financial Services	Great Britain	–	100%
Marks and Spencer Life Assurance Limited	Financial Services	Great Britain	–	100%
MS Insurance Limited	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	Finance	Great Britain	100%	–
Marks & Spencer Finance p.l.c.	Finance	Great Britain	100%	–
Marks and Spencer Property Holdings Limited	Property Investment	Great Britain	100%	–

13. Debtors

		2001 £m	2000 £m
A	**Amounts receivable within one year**		
	Trade debtors	34.9	44.4
	Customer advances	629.1	663.3
	Other debtors[(1)]	29.4	61.9
	Prepayments and accrued income[(2)]	223.8	218.7
		917.2	998.3
B	**Amounts receivable after more than one year**		
	Customer advances	1,630.1	1,478.1
	Other debtors[(1)]	16.3	17.1
	Prepayments and accrued income[(2)]	65.7	71.7
		1,712.1	1,566.9

1 Other debtors include an interest-free loan to an officer of Marks and Spencer p.l.c. of £87,000 (2001) and £55,735 (2000).

2 Prepayments and accrued income includes £162.7 million (2001) and £175.0 million (2000) in respect of the UK Pension Scheme. Of this, £58.6 million (2001) and £67.8 million (2000) is included in amounts receivable after more than one year.

3 Amounts receivable after more than one year include £70.4 million (2001) and £76.0 million (2000) of non-financial assets which have been excluded from the analysis in note 16.

14. Current asset investments

	2001 £m	2000 £m
Listed investments:		
Government securities	141.5	74.0
Listed in the United Kingdom	57.6	47.0
Listed overseas	50.4	59.8
Unlisted investments	10.5	11.6
Short-term deposits[(1)]	–	194.0
	260.0	386.4

1 Short-term deposits comprise deposits with banks and other financial institutions with initial maturity of more than three months.

15. Cash at bank and in hand

Cash at bank includes commercial paper and short-term deposits with banks and other financial institutions with initial maturity of three months or less.

16. Analysis of financial assets

After taking into account the various interest rate swaps entered into by the Group, the currency and interest rate exposure of the Group's financial assets is set out below. There are no financial assets other than short-term debtors excluded from this analysis.

A Interest rate and currency analysis

	2001				2000			
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m
Currency								
Sterling	141.2	1,740.5	87.8	1,969.5	96.7	1,912.0	77.1	2,085.8
US dollar	11.5	30.1	2.0	43.6	17.0	29.4	4.0	50.4
Euro	14.1	21.7	11.1	46.9	16.5	20.8	9.2	46.5
Other	10.7	22.4	1.5	34.6	4.7	18.9	1.7	25.3
	177.5	1,814.7	102.4	2,094.6	134.9	1,981.1	92.0	2,208.0

The floating rate sterling and US dollar assets are at interest rates linked to LIBID. The non-interest bearing cash is predominantly cash in tills and uncleared deposits.

B Analysis of fixed interest rate

	Fixed rate financial assets			
	2001 Weighted average interest rate %	2000 Weighted average interest rate %	2001 Weighted average period for which rate is fixed Years	2000 Weighted average period for which rate is fixed Years
Currency				
Sterling	6.7	7.0	9.0	7.5
US dollar	6.5	6.0	11.1	7.3
Euro	5.1	4.6	6.0	7.3
Other	2.3	2.6	8.2	3.6

C Analysis of financial assets

	2001 £m	2000 £m
Cash at bank and in hand	154.4	301.1
Current asset investments	260.0	386.4
Customer advances falling due in more than one year	1,630.1	1,478.1
Fixed asset investments	38.5	29.6
Other amounts receivable after more than one year	11.6	12.8
Financial assets as defined by FRS13	2,094.6	2,208.0
Customer advances falling due in less than one year	629.1	663.3
Financial assets including short-term customer advances	2,723.7	2,871.3

17. Creditors: amounts falling due within one year

	2001 £m	2000 £m
Bank loans and overdrafts	534.8	469.0
Medium term notes (see note 19B)	486.8	700.4
Trade creditors	207.5	219.3
Taxation	95.6	112.8
Social Security and other taxes	33.7	30.1
Other creditors[1]	247.4	254.3
Accruals and deferred income	223.8	224.5
Proposed final dividend	152.0	152.4
	1,981.6	2,162.8

1 Other creditors include £22.5 million (2001) and £27.1 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

18. Creditors: amounts falling due are more than one year

	2001 £m	2000 £m
Medium term notes (see note 19B)	598.3	686.1
Other creditors[1,2]	136.8	118.2
	735.1	804.3

1 Other creditors include £49.8 million (2001) and £56.3 million (2000) which is shown in the calculation of the Group's net debt and is treated as financing within the cash flow statement.

2 Other creditors include £84.8 million (2001) and £58.2 million (2000) of non-financial liabilities which have been excluded from the analysis in note 19.

19. Analysis of financial liabilities

A Interest rate and currency analysis

After taking into account the various interest rate and currency swaps entered into by the Group, the currency and interest rate exposure of the Group's financial liabilities are set out below. There are no financial liabilities other than short-term creditors excluded from this analysis.

	2001			2000		
	Fixed rate £m	Floating rate £m	Total £m	Fixed rate £m	Floating rate £m	Total £m
Currency						
Sterling	100.0	1,236.2	1,336.2	100.0	1,408.3	1,508.3
US dollar	–	193.9	193.9	–	183.8	183.8
Euro	–	145.0	145.0	–	184.9	184.9
Other	–	19.3	19.3	–	65.6	65.6
	100.0	1,594.4	1,694.4	100.0	1,842.6	1,942.6

The floating rate sterling and US dollar borrowings are linked to interest rates related to LIBOR. These rates are for periods ranging from one month to six months. The fixed rate sterling borrowings are at a weighted average rate of 6.8 per cent (2001) and 6.8 per cent (2000) and the weighted average time for which the rate is fixed is 2.3 years (2001) and 3.3 years (2000).

B Maturity of financial liabilities

	2001 £m	2000 £m
Repayable within one year:		
Bank loans, overdrafts and commercial paper	534.8	469.0
Medium term notes	486.8	700.4
Other creditors	22.5	27.1
	1,044.1	1,196.5
Repayable between one and two years:		
Medium term notes	175.1	95.2
Other creditors	20.5	23.3
	195.6	118.5
Repayable between two and five years:		
Medium term notes	403.3	571.0
Other creditors	27.0	31.5
	430.3	602.5
Repayable in five years or more:		
Medium term notes	19.9	19.9
Other creditors	4.5	5.2
	24.4	25.1
	1,694.4	1,942.6

1 Financial liabilities include £2.2 million (2001) and £3.7 million (2000) of other creditors which is excluded from the reconciliation of net debt in note 27.

C Borrowing facilities

The Group had an undrawn committed facility of £425.0 million (2001) and $50.0 million (2000) linked to its commercial paper programme and subject to annual review. The Group also has a number of undrawn uncommitted facilities available to it amounting to £547.5 million (2001) and £533.3 million (2000).

20. Provisions for liabilities and charges

	2001 £m	2000 £m
Post-retirement health benefits[1]		
At 1 April	27.7	27.8
Utilised during the year	(1.8)	(2.2)
Interest charged	1.8	2.1
At 31 March	27.7	27.7
UK restructuring[2]		
At 1 April	42.6	24.0
Additions during the year	30.1	63.3
Utilised during the year	(29.5)	(44.7)
At 31 March	43.2	42.6
Overseas restructuring[3]		
At 1 April	8.1	2.6
Additions during the year	194.5	29.1
Utilised during the year	(1.7)	(23.7)
Exchange differences	0.4	0.1
At 31 March	201.3	8.1
Deferred tax[4]		
At 1 April	48.2	50.6
Credited to the profit and loss account (see note 5)	(5.0)	(2.0)
Exchange differences	0.3	(0.4)
At 31 March	43.5	48.2
Total at 31 March current year	315.7	126.6
Total at 31 March prior year	126.6	105.0

1 The £27.7 million provision for post-retirement health benefits represents the estimated value of Marks and Spencer p.l.c.'s subsidy of the Marks & Spencer Health Insurance Scheme, in so far as it relates to private medical benefits for retired employees and their dependants, for which Marks and Spencer p.l.c. meets the whole, or part, of the cost.

2 The provision for UK restructuring costs relates to the ongoing costs of restructuring the Group's UK operations. The balance primarily relates to the ongoing restructuring of the Group's head office functions and "Direct" operations. The majority of these costs are expected to be incurred during the next financial year.

3 The provision for Overseas restructuring costs primarily relates to the costs expected to be incurred in respect of the intended closure of the Group's operations in Continental Europe. The balance primarily relates to redundancy costs and future trading losses, the majority of which are expected to be incurred during the next financial year.

4 The deferred tax provision consists of £51.8 million (2001) and £56.5 million (2000) arising on short-term timing differences offset by £8.3 million (2001) and £8.3 million (2000) arising on post-retirement health benefits.

Unprovided deferred tax	2001 £m	2000 £m[1]
Excess of capital allowances over depreciation on tangible fixed assets	79.6	72.8

1 The comparatives for 2000 have been restated following a reassessment of the quantum of the book value of fit out on which capital allowances have been claimed.

In December 2000 the Accounting Standards Board issued FRS 19 "Deferred Tax". This FRS requires deferred tax to be provided on a "full provision" basis. The Group will adopt this standard for the year ended 31 March 2002.

In the opinion of the directors, any taxable gains arising on the disposal of revalued properties will be covered by brought forward tax losses and rollover relief. Accordingly, the potential deferred tax in respect of these properties has not been quantified in the above analysis.

Deferred tax is not provided in respect of liabilities which might arise on the distribution of unappropriated profits of international subsidiaries.

21. Financial instruments and risk management

A Fair values of financial instruments

Set out below is a comparison of current and book values of all the Group's financial instruments by category. Where market prices are not available for a particular instrument, fair values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Assets/(liabilities)				
Customer advances falling due in more than one year	1,630.1	1,646.2	1,478.1	1,474.2
Current asset investments[1]	260.0	255.5	386.4	386.4
Fixed asset investments[2]	38.5	38.5	29.6	29.6
Cash at bank and in hand[1]	154.4	154.4	301.1	301.1
Borrowings due within one year[1]	(1,044.1)	(1,039.6)	(1,196.1)	(1,199.6)
Financial liabilities due after more than one year[1]	(650.3)	(694.7)	(746.1)	(737.4)
Interest rate swaps[3]	–	22.6	–	(2.6)
Forward foreign currency contracts[3]	–	(1.4)	–	20.2
FTSE 100 put options[4]	1.3	2.8	2.2	3.1

1 Current asset investments and cash at bank are predominantly short-term deposits placed with banks, financial institutions and on money markets, and investments in short-term securities. Borrowings are at floating rates. Therefore, fair values closely approximate book values.

2 Fixed asset investments comprise listed securities held by a subsidiary.

3 Interest rate swaps and forward foreign currency contracts have been marked to market to produce a fair value figure.

4 FTSE 100 put options provide no loss guarantees on certain Unit Trust offers. The options are on a fully matched basis and are not traded. They have been marked to market to produce a fair value figure.

B Hedges of future transactions

Unrecognised gains and losses on instruments for hedging and those recognised were as follows:

	2001		
	Gains £m	Losses £m	Net Total £m
Unrecognised gains/(losses) on hedges at 1 April 2000	57.7	(39.2)	18.5
(Gains)/losses arising in previous years recognised in the year	(46.7)	20.2	(26.5)
Gains/(losses) in previous years not recognised in the year	11.0	(19.0)	(8.0)
Gains/(losses) arising in the year	44.9	(14.2)	30.7
Unrecognised gains/(losses) on hedges at 31 March 2001	55.9	(33.2)	22.7
Of which:			
Gains/(losses) expected to be recognised within one year	6.2	(13.2)	(7.0)
Gains/(losses) expected to be recognised after one year	49.7	(20.0)	29.7

C Currency risk

The effect of currency exposures arising from the translation of overseas investments is mitigated by Group borrowings in the local currencies of its main operating subsidiaries. Gains and losses arising on net investments in overseas subsidiaries are recognised in the consolidated statement of total recognised gains and losses.

After taking into account the effect of any hedging transactions that manage transactional currency exposures, no Group company had any material monetary assets of liabilities in currencies other than their functional currencies at the balance sheet date.

22. Called up share capital

	2001 £m	2000 £m
Authorised:		
3,200,000,000 ordinary shares of 25p each	800.0	800.0
Allotted, called up and fully paid:		
Ordinary shares of 25p each 2,867,383,731 (2001) and 2,874,587,298 (2000)	716.9	718.6

3,415,705 (2001), 3,964,345 (2000) ordinary shares having a nominal value of £0.9 million (2001), £0.9 million (2000) were allotted during the year under the terms of the Company's share schemes which are described in note 8. The aggregate consideration received was £7.1 million (2001), £10.7 million (2000). Contingent rights to the allotment of shares are also described in note 8.

Of the 3,415,705 (2001), 3,964,345 (2000) ordinary shares referred to above, 3,265,848 (2001) 3,671,774 (2000) ordinary shares were subscribed for by the Marks and Spencer p.l.c. Qualifying Employee Share Ownership Trust (the "QUEST") at market value of £6.8 million (2001), £11.2 million (2000). Of these shares, 208,913 (2001), 3,203,511 (2000) were allocated to employees, including executive directors, in satisfaction of options exercised under the Marks and Spencer United Kingdom Employees' Savings Related Share Option Schemes. The Company provided £nil (2001) and £1.1 million (2000) to the QUEST for this purpose. The cost of this contribution was transferred by the Company directly to the profit and loss account reserve (see note 23). At 31 March 2001, 3,525,198 shares (468,263 shares at 31 March 2000) were held by the QUEST (see note 12).

10,619,272 ordinary shares having a nominal value of £2.6 million were purchased by the Company for an aggregate consideration of £20.3 million. The nominal value of the cancelled shares has been transferred to the capital redemption reserve (see below).

23. Shareholders' funds

	2001 £m	2000 £m
Called up share capital (see note 22)	716.9	718.6
Share premium account:		
At 1 April	369.4	358.5
Shares issued under the Company's share schemes	6.2	10.9
At 31 March	375.6	369.4
Revaluation reserve:		
At 1 April	457.9	531.0
(Deficit)/surplus on revaluation of investment properties	(3.0)	1.8
Share of joint venture's movement in revaluation reserve	1.3	1.2
Revaluation deficit/(surplus) realised on disposals	1.3	(74.2)
Revaluation element of depreciation charge	(1.9)	(1.9)
At 31 March	455.6	457.9
Capital redemption reserve:		
At 1 April	–	–
Purchase of own shares	2.6	–
At 31 March	2.6	–
Profit and loss account reserve:		
At 1 April	3,359.4	3,276.7
Revaluation element of depreciation charge	1.9	1.9
Revaluation (deficit)/surplus realised on disposals	(1.3)	74.2
Purchase of own shares	(20.3)	–
Goodwill reinstated in respect of closure of businesses	(1.3)	24.4
Amounts deducted in respect of shares issued to the QUEST (see note 22)	–	(1.1)
Retained (loss)/profit for the year	(257.0)	0.1
Exchange differences on foreign currency translation	13.3	(16.8)
At 31 March	3,094.7	3,359.4
Shareholders' funds at 31 March – all equity	4,645.4	4,905.3

Cumulative goodwill of £430.2 million (year ended 31 March 2000 £428.9 million) arising on the acquisition of US (year ended 31 March 2000 US and Spanish) subsidiaries has been written off against the profit and loss account reserve. As permitted by FRS10, this goodwill has not been reinstated in the balance sheet and remains written off to reserves.

24. Reconciliation of movements in Group shareholders' funds

	2001 £m	2000 £m
Profit attributable to shareholders	1.3	258.7
Dividends	(258.3)	(258.6)
	(257.0)	0.1
Other recognised gains and losses relating to the year	11.6	(13.8)
New share capital subscribed	7.1	11.8
Amounts deducted from profit and loss account reserve in respect of shares issued to the QUEST	–	(1.1)
Purchase of own shares	(20.3)	–
Goodwill transferred to profit and loss account on closure of businesses	(1.3)	24.4
Net (reduction)/addition to shareholders' funds	(259.9)	21.4
Shareholders' funds at 1 April	4,905.3	4,883.9
Shareholders' funds at 31 March	4,645.4	4,905.3

25. Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m	1999 £m
Operating profit	440.5	471.0	512.0
Exceptional operating charges (see note 3A)	26.5	72.0	88.5
Operating profit before exceptional charges	467.0	543.0	600.5
Depreciation	275.9	261.6	236.4
Decrease/(increase) in stocks	14.7	40.3	(7.6)
Increase in customer advances	(117.8)	(206.2)	(363.0)
Decrease/(increase) in other debtors	43.8	0.9	(8.0)
Increase in creditors	23.1	51.1	14.6
Net cash inflow before exceptional items	706.7	690.7	472.9
Exceptional operating cash outflow (see note 26A)	(30.3)	(49.2)	(0.6)
Net cash inflow from operating activities	676.4	641.5	472.3

26. Analysis of cash flows given in the cash flow statement

	2001 £m	2000 £m	1999 £m
A Exceptional operating cash flows			
UK redundancy costs paid	(29.5)	(44.7)	(0.6)
European restructuring costs paid	(0.8)	(4.5)	–
Exceptional operating cash outflow	(30.3)	(49.2)	(0.6)
B Returns on investments and servicing of finance			
Interest received	13.1	17.8	29.8
Interest paid	–	(2.0)	–
Dividends paid to minorities	(0.5)	(0.6)	(0.8)
Net cash inflow from returns on investments and servicing of finance	12.6	15.2	29.0
C Taxation			
UK corporation tax paid	(164.5)	(143.5)	(337.2)
Overseas tax paid	(0.1)	(2.2)	(8.7)
Cash outflow for taxation	(164.6)	(145.7)	(345.9)
D Capital expenditure and financial investment			
Purchase of tangible fixed assets	(269.8)	(447.5)	(663.0)
Sale of tangible fixed assets	18.9	266.0	25.5
Purchase of fixed asset investments	(18.0)	(1.9)	–
Sale of fixed asset investments	10.7	16.4	9.4
Net cash outflow for capital expenditure and financial investment	(258.2)	(167.0)	(628.1)
E Acquisitions and disposals			
Closure of Canadian operations	(0.9)	(15.4)	–
Sale of Splendour.com Ltd	(0.8)	–	–
Repayment of loan by joint venture	7.6	0.5	1.0
Acquisition of minority interest	–	(6.2)	–
Cash inflow/(outflow) for acquisitions and disposals	5.9	(21.1)	1.0
F Management of liquid resources			
Decrease in cash deposits treated as liquid resources	135.5	18.4	140.2
Net purchase of government securities	(67.5)	(5.0)	(14.2)
Net purchase of listed investments	(0.3)	(12.9)	(0.7)
Net sale of unlisted investments	2.0	31.0	55.3
Net decrease/(increase) in short-term deposits	194.0	(194.0)	–
Cash inflow/(outflow) from decrease/(increase) in liquid resources	263.7	(162.5)	180.6
G Financing			
Increase in bank loans, overdrafts and commercial paper treated as financing	76.0	2.3	29.5
Repayment of 7⅜% Guaranteed bonds	–	–	(150.0)
Repayment of US$ Promissory note	–	–	(268.7)
(Redemption)/issue of medium term notes	(310.8)	254.3	859.3
(Decrease)/increase in other creditors treated as financing	(11.1)	(5.7)	12.7
Debt financing as shown in analysis of net debt (see note 27)	(245.9)	250.9	482.8
Purchase of own shares	(20.3)	–	–
Shares issued under employees' share schemes	0.8	9.4	22.2
Net cash (outflow)/inflow from (decrease)/increase in financing	(265.4)	260.3	505.0

27. Analysis of net debt

	At 1 April 1999 £m	Cash flow £m	Exchange Movement £m	At 31 March 2000 £m	Cash flow £m	Exchange Movement £m	At 31 March 2001 £m
Net cash:							
Cash at bank and in hand (see note 16C)	281.5	20.5	(0.9)	301.1	(149.2)	2.5	154.4
Less: deposits treated as liquid resources (see below)	(178.6)	18.4	0.1	(160.1)	135.5	(0.4)	(25.0)
	102.9	38.9	(0.8)	141.0	(13.7)	2.1	129.4
Bank loans, overdrafts and commercial paper (see note 19B)	(445.8)	(34.0)	10.8	(469.0)	(50.5)	(15.3)	(534.8)
Less: amounts treated as financing (see below)	384.7	2.3	(5.0)	382.0	76.0	13.7	471.7
	(61.1)	(31.7)	5.8	(87.0)	25.5	(1.6)	(63.1)
Net cash per cash flow statement	41.8	7.2	5.0	54.0	11.8	0.5	66.3
Liquid resources:							
Deposits included in cash (see above)	178.6	(18.4)	(0.1)	160.1	(135.5)	0.4	25.0
Current asset investments (see note 14)	204.0	180.9	1.5	386.4	(128.2)	1.8	260.0
Liquid resources per cash flow statement and note 26F	382.6	162.5	1.4	546.5	(263.7)	2.2	285.0
Debt financing:							
Bank loans, overdrafts and commercial paper treated as financing (see above)	(384.7)	(2.3)	5.0	(382.0)	(76.0)	(13.7)	(471.7)
Medium term notes (see note 19B)	(1,132.2)	(254.3)	–	(1,386.5)	310.8	(9.4)	(1,085.1)
Other creditors (see note 19B)	(89.1)	5.7	–	(83.4)	11.1	–	(72.3)
Debt financing (see note 26G)	(1,606.0)	(250.9)	5.0	(1,851.9)	245.9	(23.1)	(1,629.1)
Net debt	(1,181.6)	(81.2)	11.4	(1,251.4)	(6.0)	(20.4)	(1,277.8)

28. Commitments and contingent liabilities

		The Group	
		2001 £m	2000 £m
A	Commitments in respect of properties in the course of development	54.6	103.9

B Marks and Spencer (Ireland) Limited and its subsidiary Aprell Limited have availed themselves of the exemption provided for in S17 of the Companies (Amendment) Act 1986 (Ireland) in respect of the documents required to be annexed to their annual returns.

C Other material contracts:
In the event of a material change in the trading arrangements with certain warehouse operators, Marks and Spencer p.l.c. has a commitment to purchase fixed assets, at values ranging from historical net book value to market value, which are currently owned and operated by them on Marks and Spencer p.l.c.'s behalf.

D Commitments under operating leases:
At 31 March 2001 annual commitments under operating leases were as follows:

	Land & buildings £m	Other £m
Expiring within one year	4.5	1.4
Expiring in the second to fifth years inclusive	29.2	1.8
Expiring in more than five years	87.4	–
	121.1	3.2

29. Foreign exchange rates

The principal foreign exchange rates used in the financial statements are as follows (local currency equivalent of £1):

	Sales Average Rate			Profit Average Rate			Balance Sheet Rate		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Euro[1]	1.63	–	–	1.62	–	–	1.62	1.67	–
US dollar	1.48	1.62	1.66	1.47	1.61	1.66	1.43	1.60	1.61
Hong Kong dollar	11.54	12.57	12.83	11.59	12.51	12.84	11.11	12.43	12.51
Japanese yen	163.67	177.16	209.16	163.54	175.88	206.75	178.50	163.91	191.18

1 Prior year sales and profits were translated using exchange rates for legacy currencies and a weighted average exchange rate for the Euro has therefore not been calculated.

30. Related party transactions

There were no material transactions with related parties as defined by FRS8, "Related Party Transactions".

3. Unaudited interim results for 26 weeks ended 29 September 2001

The following is the text of Marks & Spencer's unaudited interim report for the 26 weeks ended 29 September 2001, released on 6 November 2001.

"Interim Results for the 26 weeks ended 29 September 2001

Highlights

- Group profit before tax and exceptional charges* up 20.1 per cent to £220.3 million.
- UK Retail sales level, with second quarter sales up 2.8 per cent.
- UK Retail operating profit up 18.2 per cent to £147.4 million.
- UK profitability increased by improved sourcing together with containment of operating costs.
- Adjusted earnings per share* up 23.3 per cent to 5.3 pence.
- excluding the effect of Continental European trading losses of £26.4 million, which were provided for last year.

* excluding the effect of Continental European trading losses of £26.4 million which were provided for last year.

Commenting on the results, Luc Vandevelde, Chairman and Chief Executive said:

"We are making good progress against the restructuring strategy and recovery plan we announced at the end of March. Our focus on UK Retail is showing early results and the restructuring programme is proceeding well.

The steps taken to strengthen the UK Retail team are beginning to deliver results. In Clothing, we have had an encouraging response to the improved appeal, quality and fit of our autumn merchandise, exemplified by the successful launch of the "Perfect" campaign, with its focus on classically stylish merchandise for our core customers.

We continue to see the benefits from changes in the way we source merchandise, with a further improvement in the Clothing buying margin being achieved at the same time as offering better values to customers.

Our Food business has performed well. We lead the market in both product quality and innovation and continue to explore ways of extending the reach of our food offer. The trials of the "Simply Food" format, small convenient food only stores, have been successful and we are seeking further suitable locations.

We have modernised a further 25 stores in the first half of this year as part of the programme to create a more attractive, easy-to-shop environment for our customers. We are on target to renew 100 stores by the end of this financial year which, together with the concept stores modernised last year, will represent two-thirds of UK Retail space.

To date we have closed the "Direct" clothing catalogue operation, announced the sale and leaseback of 78 properties in the UK and are on track to complete the sale of all our stores in Europe.

The trading pattern we reported in the second quarter has continued. The economic outlook, however, remains uncertain as we approach the important Christmas period. I am encouraged by the progress we have made and am confident that the strength of the Marks & Spencer brand, together with the value and quality of our improved offer, give us a firm base on which to build".

Review of the Business

Group

Group turnover (net of sales related taxes) at £3,738.2 million was marginally down on the same period last year.

Group operating profit* at £215.9 million increased by 24.6 per cent.

The results for the Group include the results of those businesses we plan to sell or close. If these are excluded, the turnover and operating profit for the ongoing Group, consisting of UK Retail, Financial Services, Republic of Ireland and Franchises, become:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	% inc/(dec)
Turnover from retained businesses	3,222.0	3,232.7	(0.3)
Segmental operating profit from retained businesses	200.5	184.3	8.8

Group profit before tax* increased by 18.7 per cent from £179.7 million to £213.3 million.

Corporation tax has been charged at an effective rate of 31.6 per cent (last year 33.0 per cent). This year we are required to adopt the new accounting standard on deferred tax. This has increased the effective rate of tax by approximately 1.6 per cent. (last year an increase of 2.0 per cent).

Adjusted earnings per share* has increased by 23.3 per cent to 5.3 pence (last year 4.3 pence).

The dividend is maintained at 3.7 pence and is covered 1.4 times.

Group cash flow for the period (before financing) is strong at £182.8 million.

*excluding the effect of Continental European trading losses, which were provided for last year.

UK Retail

UK Retail turnover (net of sales taxes) was level with last year.

UK Retail operating profit at £147.4 million was 18.2 per cent up on last year, as we continue to see the benefits of more cost-effective sourcing and the containment of operating expenses.

Sales performance for the first half (including VAT) is set out in the table below. After declining by 3.4 per cent on a like-for-like basis in the first 14 weeks, sales grew at 2.1 per cent in the following 12 weeks.

% inc/(dec) on last year	14 weeks to 7 July		12 weeks to 29 Sept		26 weeks to 29 Sept	
	Actual	Like-for-like	Actual	Like-for-like	Actual	Like-for-like
Clothing, Footwear and Gifts	(9.1)		0.8		(4.8)	
Home	(1.5)		6.6		2.0	
General Merchandise	(8.5)	(9.2)	1.3	(1.1)	(4.2)	(4.8)
Food	5.9	4.8	4.9	3.4	5.4	4.2
Total	(2.6)	(3.4)	2.8	2.1	(0.2)	(1.0)

At the end of the period, we traded out of 310 stores, including eight Outlet stores. Total UK selling space at the end of the period was 12.3 million sq.ft.

The second quarter Clothing sales performance was significantly better than the first, with positive customer reaction to classically stylish autumn ranges and the "Perfect" promotion.

The Per Una collection was launched in 31 UK stores on 28th September and only two days are included in these results; their effect is therefore negligible. Since then, the range has been introduced to a further 23 stores. Initial customer response has been very positive.

The performance of our Home business was adversely affected at the start of the period by the announcement to close the "Direct" clothing catalogue business. This impact was short-lived and the Home business has subsequently recovered helped by strong furniture sales.

In the first half, we reduced average selling prices for General Merchandise by approximately 3.5 per cent as part of our continued drive to offer outstanding product at very good value. Volumes also declined in the first half of the year by approximately 1.4 per cent, but this was at a much reduced rate than previously. Volumes have increased following the launch of the autumn ranges in September and our market share has stabilised.

Sourcing improvements continue to deliver margin benefits against last year, particularly in Clothing where we have delivered an improvement in excess of 3 percentage points in the buying margin.

Our Food business continues to perform well. Sales benefited from inflation on like-for-like products of just under 3 per cent, a figure which peaked at over 4 per cent in May, but which has declined in recent months. During the period we opened two new 10,000 sq. ft. stand-alone food stores in Milngavie (outside Glasgow) and Sale. In July, we opened two "Simply Food" outlets. Both trade on approximately 3,000 sq. ft. Performance to date has been encouraging.

Operating cost increases in the first half were contained at 2.2 per cent. These costs include increased pension costs following the actuarial valuation of the pension scheme (see note 5) and further expenditure on store modernisation. These have been partially offset by savings in marketing costs (following expenditure in the first half of last year to relaunch the brand) and cost savings arising out of the closure of our "Direct" clothing catalogue operation.

We expect the increase in costs to be higher in the second half as we roll out the renewal programme to more stores and anticipate the impact of performance awards to employees which are linked to sales and profit targets. Overall we estimate the full year cost increase to be approximately 3 per cent. This excludes the impact of the sale and leaseback transaction announced last week.

Financial Services

Operating profit from Financial Services declined by £4.9 million to £44.0 million in the first half. Within this, the operating profit from Financial Services retailing activities was £41.5 million (last half year £42.2 million). The balance of the decline in operating profit is attributable to our captive insurance company, where the fall in world markets in September led to losses on the revaluation of its investment holdings.

Customers' use of the Chargecard has stabilised at approximately 20 per cent of sales, following the acceptance of generic cards in stores last year. Customer borrowings have remained stable at approximately £650 million, with slightly higher margins offset by a small increase in the provision for bad debts.

Gross profit from loan products is broadly in line with last year.

Start-up losses continue to be incurred for Personal Lines insurance and Mortgage Protection products, which were launched towards the end of the first half of last year.

We recently held a discount day in stores for our Chargecard holders which was well received by existing cardholders and generated a high number of new accounts. Our customers have shown significant loyalty to the card and work is under way to identify an effective way of rewarding them.

Laurel Powers-Freeling has been appointed Chief Executive of Marks & Spencer Financial Services and a main Board Director with effect from 6th November 2001.

International

Our International businesses fall into two categories: those we are retaining (Republic of Ireland and Franchises); and those we have announced our intention to sell or close.

Operating profits from our retained International businesses declined in the first half, as a number of our franchise partners encountered deteriorating economic conditions in their home markets. Our business in the Republic of Ireland performed well.

We continue to record operating losses in Continental Europe, but these have been offset by the release of the provision made last year and have had no impact on Group operating profit.

In a difficult economic climate Brooks Brothers incurred a loss in the first half, which was exacerbated by the events of September 11th. Our remaining businesses, Kings Super Markets and Marks & Spencer Hong Kong, performed in line with our expectations.

Cash Flow

Cash inflow from operating activities at £397.2 million has increased by over £200 million compared to the first half of last year.

The strong cash flow from operating activities, coupled with a reduction in capital expenditure and the proceeds from sale of properties, has led to a cash inflow before financing of £182.8 million. Of this, £49.3 million has been used to buy back shares in the market.

Overall, net debt reduced by £135.5 million to £1,142.3 million at the end of the period.

Restructuring

In March we announced our intention to:

- close the Continental European subsidiaries;
- sell Brooks Brothers and Kings Super Markets;
- franchise our business in Hong Kong;
- close the "Direct" clothing catalogue business; and
- realise value from our property portfolio.

To date we have closed the "Direct" clothing catalogue business; announced a proposal to sell the French business to Groupe Galeries Lafayette and the Spanish business to El Corte Ingles; and negotiated the sale of most of the properties in Belgium, the Netherlands, Germany and Luxembourg.

Work continues on realising value from our property portfolio, the first part of which was a sale and leaseback of 78 properties announced last week raising £348 million.

Return of Capital

It remains our intention to return £2 billion to shareholders on a pro-rata basis in March 2002.

Consolidated profit and loss account

	Notes	26 weeks ended 29 Sept 2001 £m	30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Turnover				
Retained businesses		3,222.0	3,232.7	6,948.1
Operations to be discontinued		516.2	523.1	1,127.6
Total turnover	2	3,738.2	3,755.8	8,075.7
Operating profit				
Retained businesses before exceptional operating charges		206.8	184.3	465.7
Exceptional operating charges	6	–	–	(26.5)
		206.8	184.3	439.2
Operations to be discontinued				
Continental European operations		(26.4)	(19.4)	(34.0)
Less release of provision made last year		26.4	–	–
Other operations to be discontinued		9.1	8.4	35.3
Total operating profit	3	215.9	173.3	440.5
Loss on sale of property and other fixed assets	7A	(7.0)	(3.7)	(83.2)
Provision for loss on operations to be discontinued	7B	–	–	(224.0)
Loss on sale/termination of operations	7C	(3.1)	–	(1.7)
Less release of provision made last year		3.1	–	–
Net interest income		4.4	10.1	13.9
Profit on ordinary activities before taxation		213.3	179.7	145.5
Analysed between				
Profit before tax and exceptional charges		220.3	183.4	480.9
Exceptional charges		(7.0)	(3.7)	(335.4)
Taxation on ordinary activities	8	(67.5)	(59.3)	(149.5)
Profit on ordinary activities after taxation		145.8	120.4	(4.0)
Minority interests (all equity)		(1.6)	(0.4)	(1.5)
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends	10	(105.2)	(106.3)	(258.3)
Retained profit/(loss) for the period		39.0	13.7	(263.8)

All results in both the current and preceding periods are derived from continuing operations

	Notes	29 Sept 2001	30 Sept 2000	31 March 2001
Earnings per share	9	5.0p	4.2p	(0.2)p
Fully diluted earnings per share	9	5.0p	4.2p	(0.2)p
Adjusted earnings per share	9	5.3p	4.3p	11.2p
Fully diluted adjusted earnings per share	9	5.3p	4.3p	11.2p
Dividend per share	10	3.7p	3.7p	9.0p

Consolidated statement of total recognised gains and losses

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 As restated £m	Year ended 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Exchange differences on foreign currency translation		(1.2)	3.7	13.3
Unrealised surpluses on revaluation of investment properties*		–	–	(1.7)
Total recognised gains and losses relating to the period		143.0	123.7	6.1
Prior year adjustment	*8*	(79.6)		
Total recognised gains and losses since the prior year end		63.4		

* revalued annually in March

Consolidated balance sheet

	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Fixed assets			
Goodwill	–	1.2	–
Tangible assets	4,016.1	4,281.5	4,118.9
Investments	59.6	66.9	58.3
	4,075.7	4,349.6	4,177.2
Current assets			
Stocks	462.8	493.9	472.5
Debtors	2,642.1	2,620.7	2,629.3
Cash and investments	605.6	419.1	414.4
	3,710.5	3,533.7	3,516.2
Current liabilities	(1,930.7)	(2,012.0)	(1,981.6)
Net current assets	1,779.8	1,521.7	1,534.6
Total assets less current liabilities	5,855.5	5,871.3	5,711.8
Creditors: amounts falling due after more than one year	(932.4)	(820.4)	(735.1)
Provisions for liabilities and charges	(351.9)	(178.5)	(395.3)
Net assets	4,571.2	4,872.4	4,581.4
Capital and reserves			
Called up share capital	711.9	719.3	716.9
Share premium account	378.1	374.3	375.6
Revaluation reserve	453.3	457.9	455.6
Capital redemption reserve	8.0	–	2.6
Profit and loss account	3,003.2	3,304.0	3,015.1
Shareholders' funds (all equity)	4,554.5	4,855.5	4,565.8
Minority interests (all equity)	16.7	16.9	15.6
Total capital employed	4,571.2	4,872.4	4,581.4

Reconciliation of movements in shareholders' funds

	Notes	As at 29 Sept 2001 £m	As at 30 Sept 2000 As restated £m	As at 31 March 2001 As restated £m
Profit attributable to shareholders		144.2	120.0	(5.5)
Dividends		(105.2)	(106.3)	(258.3)
		39.0	13.7	(263.8)
Other recognised gains and losses relating to the period		(1.2)	3.7	11.6
New share capital subscribed		2.9	5.6	7.1
Purchase of own shares		(52.0)	–	(20.3)
Goodwill transferred to the profit and loss account in respect of the closure of businesses		–	–	(1.3)
Net movement in shareholders' funds		(11.3)	23.0	(266.7)
Shareholders' funds at 1 April as previously stated		4,645.4	4,905.3	4,905.3
Prior year adjustment	8	(79.6)	(72.8)	(72.8)
Shareholders' funds at 1 April as restated		4,565.8	4,832.5	4,832.5
Shareholders' funds at end of period		4,554.5	4,855.5	4,565.8

Consolidated cash flow statement

	Notes	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Operating activities				
Operating profit		215.9	173.3	440.5
Exceptional operating items		–	–	26.5
Operating profit before exceptional items		215.9	173.3	467.0
Release of provision against European trading losses		(26.4)	–	–
Depreciation		133.7	132.5	275.9
Decrease/(increase) in working capital	*11A*	89.5	(85.9)	(36.2)
Net cash inflow before exceptional items		412.7	219.9	706.7
Exceptional operating cash outflow		(15.5)	(23.8)	(30.3)
Cash inflow from operating activities		397.2	196.1	676.4
Returns on investments and servicing of finance		6.9	11.7	12.6
Taxation		(56.2)	(50.1)	(164.6)
Capital expenditure and financial investment	*11B*	(24.6)	(122.2)	(258.2)
Acquisitions and disposals	*11C*	11.5	(0.4)	5.9
Equity dividends paid		(152.0)	(152.3)	(258.6)
Cash inflow/(outflow) before management of liquid resources and financing		182.8	(117.2)	13.5
Management of liquid resources		(271.1)	225.2	263.7
Financing	*11D*	55.1	(127.2)	(265.4)
(Decrease)/increase in cash		(33.2)	(19.2)	11.8

Reconciliation of net cash flow to movement in net debt

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
(Decrease)/increase in cash	(33.2)	(19.2)	11.8
Cash outflow/(inflow) from increase/(decrease) in liquid resources	271.1	(225.2)	(263.7)
Cash (inflow)/outflow from (increase)/decrease in debt financing	(101.7)	127.2	245.9
Exchange movements	(0.7)	2.8	(20.4)
Movement in net debt	135.5	(114.4)	(26.4)
Net debt at beginning of the period	(1,277.8)	(1,251.4)	(1,251.4)
Net debt at end of the period	(1,142.3)	(1,365.8)	(1,277.8)

Notes to the interim statement

1. Basis of preparation

The results for the first half of the financial year have not been audited and are prepared on the basis of the accounting policies set out in the Group's 2001 Annual Report and Financial Statements with the exception of the adoption of the new accounting standard on deferred tax. Details of this change in accounting policy are set out in Note 8.

The summary of results for the year ended 31 March 2001 does not constitute full financial statements within the meaning of s240 of the Companies Act 1985. The full financial statements for that year have been reported on by the Group's auditors and delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Retained businesses:			
UK Retail (incl. VAT)			
Clothing, Footwear and Gifts	1,619.5	1,701.5	3,649.5
Home	163.5	160.3	355.8
Foods	1,417.3	1,344.2	2,925.9
	3,200.3	3,206.0	6,931.2
Less: United Kingdom VAT	(284.0)	(290.1)	(638.2)
	2,916.3	2,915.9	6,293.0
Financial Services (UK)	174.8	180.6	363.1
International Retail[1]	130.9	136.2	292.0
Total retained businesses	3,222.0	3,232.7	6,948.1
Operations to be discontinued:			
Continental European operations	116.0	130.9	285.0
The Americas			
Brooks Brothers (incl. Japan)	199.5	204.0	448.1
Kings Super Markets	164.0	147.9	313.1
	363.5	351.9	761.2
Hong Kong	36.7	40.3	81.4
Total operations to be discontinued	516.2	523.1	1,127.6
Total turnover	3,738.2	3,755.8	8,075.7
Turnover is analysed as follows:			
United Kingdom	3,091.1	3,096.5	6,656.1
International	647.1	659.3	1,419.6
	3,738.2	3,755.8	8,075.7

(1) International Retail consists of the Republic of Ireland and Franchises.

The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £170.6 million (last half year £208.5 million).

3. Operating profit

Operating profit arises as follows:

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 Mar 2001 £m
Retained businesses:			
UK Retail			
Before exceptional operating charges	147.4	124.7	334.8
Less: exceptional operating charges (see note 6)	–	–	(26.5)
	147.4	124.7	308.3
Financial Services	44.0	48.9	96.3
International Retail	9.1	10.7	26.7
Segmental operating profit from retained businesses	200.5	184.3	431.3
Add: excess interest charged to cost of sales of Financial Services (see note 4)	6.3	–	7.9
Operating profit from retained businesses	206.8	184.3	439.2
Operations to be discontinued:			
Continental European operations	(26.4)	(19.4)	(34.0)
Less: release of provision made last year	26.4	–	–
	–	(19.4)	(34.0)
The Americas			
Brooks Brothers (incl. Japan)	(0.8)	2.5	20.2
Kings Super Markets	5.9	4.9	11.9
Corporate Expenses	–	–	(0.1)
	5.1	7.4	32.0
Hong Kong	4.0	1.0	3.3
Operating profit/(loss) from operations to be discontinued	9.1	(11.0)	1.3
Total operating profit	215.9	173.3	440.5
Analysis of segmental operating profit from retained businesses			
Segmental operating profit before exceptional operating charges	200.5	184.3	457.8
Exceptional operating charges	–	–	(26.5)
Total segmental operating profit	200.5	184.3	431.3
Retailing before exceptional items	156.5	135.4	361.5
Exceptional operating charges	–	–	(26.5)
Retailing after exceptional items	156.5	135.4	335.0
Financial Services	44.0	48.9	96.3
Total segmental operating profit	200.5	184.3	431.3

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £53.9 million (last half year £57.3 million) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra-group interest and third party funding. The amount of third party interest payable by the Group during the half year was £47.6 million (last half year £57.3 million). Intra group interest of £6.3 million (last half year £nil), being the excess over third party interest payable, has been added back in the segmental analysis to arrive at total operating profit.

5. Pensions

An actuarial valuation of the UK pension scheme as at 31 March 2001 has recently been completed. The results of this valuation have been incorporated into the results for the first half of this year on a SSAP24 basis. A market value basis was used for the valuation of the Scheme and has been adopted for SSAP24 purposes. The assets of the Scheme were valued at their market value and the liabilities were valued using a projected unit method and discounted at a rate of return in line with market conditions at the valuation date. The valuation revealed a funding position (i.e. liabilities compared to assets), broadly in line with expectations, of 96 per cent, representing a shortfall of £134 million.

The deficit of £134 million is being recognised in accordance with SSAP24 over a period of 12 years, being the estimated remaining service lives of the current scheme members. The amortisation of the deficit, together with the increase in the regular cost for future service has led to an increase in the UK annual pension cost of approximately £13 million at the half year (an estimated annual increase of £29 million).

6. Exceptional operating charges

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
UK restructuring costs	–	–	(26.5)
Total exceptional operating charges	–	–	(26.5)

The £26.5 million was in respect of the closure of the "Direct" catalogue business (£16.5 million) and the reduction of roles at the Group's head office (£10.0 million).

7. Non-operating exceptional charges

7A Loss on sale of property and other fixed assets

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Provision for loss on "Direct" assets[1]	–	–	(19.0)
Other asset disposals[2]	(7.0)	(3.7)	(64.2)
Loss on sale of property and other fixed assets	(7.0)	(3.7)	(83.2)

(1) Including the restructuring cost of £16.5 million disclosed in note 6 above, this gave rise to total closure costs for the "Direct" catalogue business of £35.5 million last year.

(2) Other asset disposals last year relates to the closure of UK stores, £40.2 million of which is in respect of satellite store closures.

7B Provision for loss on operations to be discontinued

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Net closure costs	–	–	(225.3)
Goodwill previously credited to reserves	–	–	1.3
Provision for loss on operations to be discontinued	–	–	(224.0)

The provision for loss on operations to be discontinued last year represents the estimated cost of the intended closure of the Group's Continental European subsidiaries. Net closure costs include future trading losses, losses on disposal of fixed assets, property exit costs and redundancy costs.

7C Loss on sale/termination of operations

	26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
Loss on sale of Splendour.com Ltd	–	–	(1.7)
Losses on closure of Continental European operations	(3.1)	–	–
Loss on sale/termination of operations	(3.1)	–	(1.7)

The loss on sale/termination of operations for the year ended 31 March 2001 is stated after charging £1.0 million of goodwill.

8. Taxation

The taxation charge for the 26 weeks ended 30 September 2001 is based on an estimated effective tax rate of 31.6 per cent. for the full year. Included in the charge for the year ended 31 March 2001 is a credit of £8.5 million which is attributable to exceptional charges.

Financial Reporting Standard (FRS) 19 "Accounting for deferred tax" has been adopted with effect from 2 April 2000. FRS 19 requires that deferred tax be recognised in respect of all timing differences that have originated but not reversed by the balance sheet date. The Group's previous accounting policy in respect of deferred tax was to recognise deferred tax to the extent that a liability or asset was likely to be payable or recoverable.

The effect is to reduce profit after tax by £3.5 million (last half year £3.6 million) from £149.3 million to £145.8 million and to reduce opening net assets by £79.6 million from £4,661.0 million to £4,581.4 million. Earnings per share for last half year have been restated from 4.3 pence to 4.2 pence and adjusted earnings per share from 4.3 pence to 4.2 pence. Prior year comparatives have been restated accordingly.

9. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax and minority interests of £144.2 million (last half year £120.0 million), and on 2,865,234,000 ordinary shares (last half year 2,874,622,000), being the weighted average number of ordinary shares in issue during the period ended 29 September 2001. The weighted average number of ordinary shares used in the calculation of fully diluted earnings per ordinary share is 2,880,103,000 ordinary shares (last half year 2,874,622,000).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a

clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out in the following table:

	26 weeks ended 29 Sept 2001 pence	26 weeks ended 30 Sept 2000 As restated pence	Year ended 31 March 2001 As restated pence
Earnings per share	5.0	4.2	(0.2)
Exceptional operating charges	–	–	0.7
Loss on sale of property and other fixed assets	0.3	0.1	2.9
Loss on sale/termination of operations	–	–	0.1
Provision for loss on operations to be discontinued	–	–	7.7
Adjusted earnings per share	5.3	4.3	11.2

10. Dividend

The Directors have proposed an interim dividend of 3.7 pence per share (last year 3.7 pence). This results in an interim dividend of £105.2 million (last half year £106.3 million) which will be paid on 11 January 2002 to shareholders whose names are on the Register of Members at the close of business on 16 November 2001. The ordinary shares will be quoted ex dividend on 14 November 2001. Shareholders may choose to take this dividend in shares or in cash.

11. Analysis of cash flows given in the cash flow statement

		26 weeks ended 29 Sept 2001 £m	26 weeks ended 30 Sept 2000 £m	Year ended 31 March 2001 £m
A	**Decrease/(increase) in working capital**			
	Decrease/(increase) in stocks	6.5	(9.5)	14.7
	Decrease/(increase) in customer advances	21.3	(57.7)	(117.8)
	Increase/(decrease) in creditors	56.1	(15.7)	23.1
	Other working capital movements	5.6	(3.0)	43.8
		89.5	(85.9)	(36.2)
B	**Capital expenditure and financial investment**			
	Purchase of tangible fixed assets	(75.1)	(114.8)	(269.8)
	Sale of tangible fixed assets	51.7	0.2	18.9
	Net purchase of fixed asset investments	(1.2)	(7.6)	(7.3)
		(24.6)	(122.2)	(258.2)
C	**Acquisitions and disposals**			
	Closure of Canadian operations	(0.4)	(0.4)	(0.9)
	Closure of European operations	11.9	–	–
	Sale of Splendour.com Ltd	–	–	(0.8)
	Repayment of loan by joint venture	–	–	7.6
		11.5	(0.4)	5.9
D	**Financing**			
	Debt financing as shown in movement of net debt	101.7	(127.2)	(245.9)
	Purchase of own shares	(49.3)	–	(20.3)
	Shares issued under employees' share schemes	2.7	–	0.8
		55.1	(127.2)	(265.4)

12. Date of approval

The interim financial statements for the 26 weeks ended 29 September 2001 were approved by the Directors on 5 November 2001."

4. Marks and Spencer Group p.l.c. and its subsidiaries – pro forma statement of net assets

Set out on page 69 is a pro forma statement of net assets of Marks & Spencer Group and its subsidiaries ("the New Group") as at 29 September 2001. The pro forma is provided for illustrative purposes only to show the effect of the Scheme on the New Group as at 29 September 2001 having taken into account:

- The sale of Brooks Brothers announced on 23 November 2001;
- The sale of the Group's French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively;
- The sale and leaseback of a number of the Group's properties announced on 31 October 2001;
- The securitisation of a number of the Group's properties announced on 3 December 2001;
- The issue on 7 November 2001 of two public bonds under the Group's Euro Medium Term Note ("EMTN") programme;

and, because of its nature, may not give a true picture of the financial position of the New Group. It is based on:

- The published, unaudited balance sheet of the Group as at 29 September 2001;
- The consolidation return of Brooks Brothers used in the Group consolidation as at 29 September 2001; and
- The consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001

adjusted as described in Notes (ii) and (iii) on pages 70 and 71.

Marks & Spencer Group is the holding company into which the Group will be transferred. It is not material to the pro forma transaction and therefore a separate column for the New Company has not been presented.

	As at 29 September 2001 £m Note (i)	Adjustments: Completed Transactions £m Note (ii)	Adjustments: Return of Capital £m Note (iii)	Pro forma net assets £m
Fixed Assets				
Tangible fixed assets	4,016.1	(668.4)		3,347.7
Investments	59.6	–	–	59.6
Total fixed assets	4,075.7	(668.4)	–	3,407.3
Current Assets				
Stock	462.8	(133.1)		329.7
Debtors – amounts falling due within one year	993.8	(22.9)		970.9
Debtors – amounts falling due after more than one year	1,648.3	58.6		1,706.9
Current asset investments	500.1	(6.0)		494.1
Cash at bank and in hand	105.5	1,656.1	(1,656.1)	105.5
Creditors – amounts falling due within one year	(1,930.7)	96.6		(1,834.1)
Net current assets	1,779.8	1,649.3	(1,656.1)	1,773.0
Total assets less current liabilities	5,855.5	980.9	(1,656.1)	5,180.3
Creditors – amounts falling due after more than one year	(932.4)	(1,030.2)	(346.7)	(2,309.3)
Provisions for liabilities and charges	(351.9)	87.5		(264.4)
Net assets	4,571.2	38.2	(2,002.8)	2,606.6

Memo:				
Net debt	(1,142.3)	636.5	(2,002.8)	(2,508.6)

Notes

(i) The net assets of the Group have been extracted without adjustment from the unaudited interim results of the Group as at 29 September 2001.

(ii) **Completed Transactions**

	Sale of Brooks Brothers Note (a) £m	Sale of France and Spain Note (b) £m	Sale and leaseback of property Note (c) £m	Securitisation of property Note (d) £m	Bond issue Note (e) £m	Total £m
Fixed Assets						
Tangible Fixed Assets	(76.2)	(300.2)	(292.0)			(668.4)
Current Assets						
Stock	(115.1)	(18.0)				(133.1)
Debtors – amounts falling due within one year	(20.1)	(2.8)				(22.9)
Debtors – amounts falling due after more than one year	(12.2)	70.8				58.6
Current asset investments	(4.6)	(1.4)				(6.0)
Cash at bank and in hand	153.3	128.0	342.5	320.4	711.9	1,656.1
Creditors – amounts falling due within one year						
Borrowings	0.6	12.1				12.7
Other creditors	63.3	20.6				83.9
Net current assets	65.2	209.3	342.5	320.4	711.9	1,649.3
Total assets less current liabilities	(11.0)	(90.9)	50.5	320.4	711.9	980.9
Creditors – amounts falling due after more than one year						
Borrowings				(320.4)	(711.9)	(1,032.3)
Other creditors	0.5	1.6				2.1
Provisions for liabilities and charges	(1.8)	89.3				87.5
Net assets	(12.3)	–	50.5	–	–	38.2

Adjustments in relation to completed transactions since 29 September 2001 have been made as outlined below:

(a) (i) The net assets of Brooks Brothers (excluding intra-group balance and cash retained) have been extracted without material adjustment from the consolidation return of Brooks Brothers used in the Group's consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of Brooks Brothers of £153.3 million which have increased cash by that amount

(b) (i) The net assets of the businesses in France and Spain (excluding intra-group balances) have been extracted without material adjustment from the consolidation returns of the French and Spanish businesses used in the Group consolidation as at 29 September 2001 taking into account the utilisation of provisions extracted from the consolidation returns of the Group used in the Group consolidation as at 29 September 2001.

(ii) The proceeds on the disposal of these businesses are £200.0 million of which £72.0 million is deferred and has increased debtors due after more than one year. The balance of £128.0 million increases cash.

(c) (i) The net book value of the Group's properties subject to the sale and leaseback amounting to £292.0 million extracted from the consolidation returns as at 29 September 2001

(ii) The net proceeds from the sale and leaseback of the properties of £342.5 million which have increased cash by that amount.

(d) (i) The cash received (net of expenses) from the securitisation of certain of the Group's properties amounting to £320.4 million. Borrowings due after more than one year have increased by the same amount

(e) (i) The cash received (net of expenses) from the issue of two public bonds under the Group's EMTN Programme amounting to £711.9 million. Borrowings due after more than one year have increased by the same amount

(iii) **Return of Capital**

The pro forma statement of net assets has been adjusted by £2,002.8 million to reflect the amount of capital to be returned to shareholders under the Proposals being the 2,847,899,641 Ordinary Shares in issue on 28 January 2002 (the latest practicable date prior to the publication of this document) multiplied by the redemption price of 70 pence per share amounting to £1,993.5 million and including costs of the transaction amounting to £9.3 million.

The adjustment has been reflected as a reduction in cash to the extent that cash has been received from the other transactions described above. This amounts to £1,656.1 million. The balance of £346.7 million has been reflected as an increase in net borrowings and has been recorded as an increase in borrowings due after more than one year.

(iv) No account has been taken of trading or other transactions since 29 September 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

The Directors
Cazenove & Co. Ltd
12 Tokenhouse Yard
London EC2R 7AN

29 January 2002

Dear Sirs

Marks and Spencer Group p.l.c. (the "New Company")

We report on the pro forma statement of net assets set out in Part 3 of the New Company's listing particulars dated 29 January 2002. The pro forma statement of net assets has been prepared, for illustrative purposes only, to provide information about how the Scheme might have affected the unaudited consolidated balance sheet of the New Company as at 29 September 2001 having given effect to the sale of Brooks Brothers announced on 23 November 2001, the sale of the French and Spanish businesses announced on 16 October 2001 and 2 November 2001 respectively, the sale and leaseback of a number of the Group's properties announced on 31 October 2001, the securitisation of a number of the Group's properties announced on 3 December 2001 and the issue on 7 November 2001 of two public bonds under the Group's EMTN programme.

Responsibilities

It is the responsibility solely of the directors of the New Company to prepare the pro forma statement of net assets in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (Listing Rules).

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma statement of net assets and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the directors of Marks and Spencer Group p.l.c..

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma statement of net assets has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the New Company; and
- the adjustments are appropriate for the purposes of the pro forma statement of net assets as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

Part 4 Taxation

1. UK Taxation

The following comments are intended as a general guide only and are based on current United Kingdom legislation and Inland Revenue practice as at the date of this document. Except where the position of non-United Kingdom resident shareholders is expressly referred to, these comments deal only with the position of shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their New Ordinary Shares and B Shares and who hold their New Ordinary Shares and B Shares as an investment. They do not deal with the position of certain classes of shareholders, such as dealers in securities.

Dividends

Under current United Kingdom tax legislation, no amounts in respect of tax will be withheld at source from dividend payments made by Marks & Spencer Group.

Where Marks & Spencer Group pays a dividend, a holder of New Ordinary Shares or B Shares who is an individual resident (for tax purposes) in the United Kingdom and who receives that dividend will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the aggregate of the dividend and the related tax credit, which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and the related tax credit fall above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the aggregate of the dividend and the related tax credit of an amount determined by applying the "Schedule F upper rate", which is 32.5 per cent, to the aggregate of the dividend and the tax credit and then deducting the tax credit from that sum. So, for example, a dividend of £80 will carry a tax credit of £8.89 (one-ninth of £80) and to the extent that the aggregate of the dividend and the related tax credit falls above the threshold for the higher rate of income tax, the income tax payable on the dividend by an individual liable to income tax at the higher rate will be 32.5 per cent. of £88.89 (i.e. dividend of £80 plus tax credit of £8.89), namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20. There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit except where the individual holds the relevant New Ordinary Shares or B Shares through a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004, in which case it may be possible to receive such a payment.

United Kingdom exempt approved pension funds will not be liable to income tax or corporation tax on dividends received by them from Marks & Spencer Group and will not be entitled to claim a refund of all or part of the tax credits in respect of those dividends.

Holders of New Ordinary Shares or B Shares who are charities (or certain other bodies specified in section 35 of the Finance (No. 2) Act 1997) will not be entitled to a tax credit in respect of dividends which they receive from Marks & Spencer Group but may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by Marks & Spencer Group to the holder on or before 5 April 2004, that proportion declining on a year-by-year basis.

A holder of New Ordinary Shares or B Shares who is a trustee of a discretionary or accumulation trust which is resident (for tax purposes) in the United Kingdom and who receives a dividend paid by Marks & Spencer Group will be taxable on the total of the dividend and the related tax credit at the "Schedule F trust rate", which is 25 per cent, and will be entitled to deduct the tax credit from the tax so payable.

Subject to certain exceptions for some insurance companies with overseas business, a corporate holder of New Ordinary Shares or B Shares that is resident for tax purposes in the United Kingdom and that receives a dividend paid by Marks & Spencer Group will not be taxable on the receipt of the dividend but will not be entitled to the payment of any tax credit with respect to the dividend.

Whether a holder of New Ordinary Shares or B Shares who is resident for tax purposes in a country other than the United Kingdom is entitled to a tax credit in respect of dividends received from Marks & Spencer Group and to claim payment of any part of that tax credit will depend on the provisions of any double taxation convention or agreement which may exist between that shareholder's country of residence and the United Kingdom. However, where a non-United Kingdom resident holder of New Ordinary Shares or B Shares is entitled to claim payment of any part of a tax credit, the amount payable will be less than 1 per cent of the dividend to which it relates. A non-United Kingdom resident holder of New Ordinary Shares or B Shares may be subject to foreign taxation on dividend income in its country of residence.

Chargeable gains

For the purposes of United Kingdom taxation on chargeable gains, a disposal of New Ordinary Shares or B Shares by a holder of New Ordinary Shares or B Shares resident (or ordinarily resident) for tax purposes in the United Kingdom or a holder of New Ordinary Shares or B Shares that carries on a trade, profession or vocation in the United Kingdom through a branch or agency and has used, held or acquired the New Ordinary Shares or B Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the holder's circumstances, give rise to a chargeable gain or allowable loss.

Stamp duty and stamp duty reserve tax ("SDRT")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of New Ordinary Shares and B Shares by Marks & Spencer Group pursuant to the Proposals.

Any subsequent conveyance or transfer on sale of New Ordinary Shares or B Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent of the amount or value of the consideration paid for the New Ordinary Shares or B Shares will arise in relation to an unconditional agreement to transfer New Ordinary Shares or B Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, the stamp duty will normally cancel, or give rise to a repayment in respect of, the SDRT liability. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of New Ordinary Shares or B Shares into CREST where such a transfer is made for no consideration. A transfer of New Ordinary Shares or B Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where New Ordinary Shares or B Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5 per cent (rounded up if necessary to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the higher rate of 1.5 per cent of the amount or value of the consideration payable (if in money or money's worth) or the open market value of the New Ordinary Shares or B Shares (otherwise). Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service.

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

Shareholders should note that, after the New Ordinary Shares and the B Shares are admitted to the Official List and admitted to trading on the London Stock Exchange, shareholders will have the ability to redeem their B Shares immediately or to keep their B Shares and receive dividends on them.

Reorganisation

Subject to the following paragraphs, you should be able to claim roll-over relief in respect of the cancellation of the Ordinary Shares and the issue to you of the New Ordinary Shares and B Shares. Accordingly, you should not be treated as making a disposal of the Ordinary Shares for the purposes of UK taxation of chargeable gains as a result of that cancellation, and the New Ordinary Shares and B Shares issued to you should be treated as the same asset (and as having been acquired at the same time) as the cancelled shares. The base cost of the New Ordinary Shares and the B Shares should therefore be calculated by apportioning the base cost of the Ordinary Shares between the New Ordinary Shares and the B Shares by reference to their respective market values on the first day of dealings in those shares.

If you, alone or together with persons connected with you, hold more than 5 per cent of, or of any class of, the shares or debentures of Marks & Spencer, you will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main

purposes, is avoidance of liability to capital gains tax or corporation tax. You should be aware that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 has not been made to confirm that this is the case.

If there is a sale on your behalf of fractional entitlements to New Ordinary Shares and B Shares resulting from the reorganisation, that sale should not constitute a part disposal of Ordinary Shares by you. Instead, the proceeds of any such sale of any fractional entitlements should be deducted from the base cost of the New Ordinary Shares and B Shares.

Choice 1: Immediate 70 pence Redemption

The payment of the redemption price for B Shares redeemed by Marks & Spencer Group will not be treated as an income distribution and therefore will carry no tax credit.

For the purposes of United Kingdom taxation of chargeable gains, the redemption of the B Shares by Marks & Spencer Group will be treated as a disposal of those shares. In order to calculate any gain or loss on such a disposal the base cost of those shares will be taken as a proportion of the original base cost of your Ordinary Shares, determined as outlined under "Reorganisation" above.

United Kingdom exempt approved pension funds will generally not be subject to tax on any chargeable gain realised.

If you are not resident or ordinarily resident in the United Kingdom (and you do not carry on business in the United Kingdom through a branch or agency to which the shares are attributable) you will generally not be subject to tax on any chargeable gain realised. If you are resident outside the United Kingdom, you should consult your own professional advisers on the possible application of the taxation laws in your country of residence.

Choice 2: Deferred 70 pence Redemption

The continuing dividend received following an election for Deferred 70 pence Redemption will be subject to United Kingdom tax in the same way as dividends on the Ordinary Shares.

If you subsequently dispose of your B Shares (including on a redemption of your B Shares), the current rules for the purposes of United Kingdom taxation of chargeable gains outlined above under "Choice 1: Immediate 70 pence Redemption" will apply.

Section 703 Income and Corporation Taxes Act 1998 ("ICTA")

You should be aware of an anti-avoidance provision, section 703 ICTA, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". Were the Inland Revenue to seek to apply section 703 ICTA to redemption proceeds, the general effect would be to tax such proceeds as income. However, in the opinion of the Company and its taxation advisers, the Scheme is such that section 703 ICTA should not apply to shareholders in respect of their redemption proceeds.

Shareholders who hold their Ordinary Shares in PEPs and ISAs

If you hold your shares in a PEP or ISA you should note that B Shares (and New Ordinary Shares) should qualify for inclusion in PEPs and ISAs.

If you are in any doubt as to your tax position or if you require more detailed information than that outlined above, you should consult an appropriate professional adviser immediately.

2. US Taxation

The following discussion summarises the material US federal income tax consequences of the Proposals. This summary applies only to United States Holders (as defined below) of Ordinary Shares or ADSs (together, "Old Marks & Spencer Shares") who hold such shares as capital assets. As used herein, a "United States Holder" means a beneficial owner of Old Marks & Spencer Shares that is:

- a citizen or resident of the United States for US federal income tax purposes;
- a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organised under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to US federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may be relevant to a United States Holder in light of that holder's particular circumstances or to a holder subject to special rules, such as:

- certain financial institutions;

- insurance companies;
- dealers in securities or foreign currencies;
- persons holding Old Marks & Spencer Shares, New Ordinary Shares or Marks & Spencer Group ADSs (New Ordinary Shares and Marks & Spencer Group ADSs are together referred herein as "Marks & Spencer Group Shares") or B Shares as part of a hedge;
- United States Holders whose functional currency is not the US dollar;
- partnerships, or other entities classified as partnerships for US federal income tax purposes;
- persons subject to the alternative minimum tax;
- persons owning 10 per cent or more of the capital stock of Marks & Spencer or Marks & Spencer Group; or
- persons carrying on a trade or business in the UK through a permanent establishment.

This discussion is based on the US Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of these Listing Particulars may affect the tax consequences described herein. United States Holders should consult their tax advisors with regard to the application of the US federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares

A United States Holder will not recognise gain or loss in connection with the exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares in the capital reorganisation except in respect of cash received in lieu of a fractional share. The difference between the United States Holder's tax basis allocable to the fractional share and the cash received will be capital gain or loss which will be long-term if the United States Holder has held its Old Marks & Spencer Shares for more than one year.

A United States Holder's tax basis in its Marks & Spencer Group Shares received will equal the basis in its Old Marks & Spencer Shares less any tax basis that is allocable to any fractional Marks & Spencer Group Share for which cash is received. A United States Holder's holding period for its Marks & Spencer Group Shares received in exchange for Old Marks & Spencer Shares will include the holding period for the Old Marks & Spencer Shares exchanged.

Receipt of the Return of £2 billion

Although the matter is not entirely free from doubt, the receipt of cash or B Shares under either of the two Return of £2 billion choices should be treated as a foreign source dividend for federal income tax purposes which will not be eligible for the dividends received deduction. In the case of a United States Holder that elects (or is deemed to elect) Choice 1: Immediate 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the pounds sterling received by the holder based on the exchange rate in effect on the day of receipt. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. In the case of a United States Holder that elects Choice 2: Deferred 70 pence Redemption, the amount of dividend income will equal the US dollar equivalent of the fair market value of the B Shares determined on the Scheme Effective Date. The holding period for the B Shares will begin on the day after the Scheme Effective Date.

Ongoing Shareholdings

The gross amount of distributions on Marks & Spencer Group Shares will be taxable to a United States Holder as foreign source dividend income, which will not be eligible for the dividends received deduction. The amount of any dividend paid in pounds sterling on Marks & Spencer Group Shares will equal the US dollar value of the dividend payment based on the exchange rate in effect on the date the dividend is actually or constructively received. A United States Holder that converts any pounds sterling received into US dollars on the same day will not be required to recognise foreign currency gain or loss. Under the US/UK double taxation convention relating to income and capital gains currently in force, United States Holders may be eligible to claim a foreign tax credit in an amount equal to the tax credit for which shareholders resident in the UK are entitled to claim under UK law (currently, equal to one-ninth of the net dividend amount) if the holder elects to include the UK tax credit amount in income. **United States Holders should be aware, however, that under the recently signed but not yet in force US/UK convention relating to income and capital gains, United States Holders will not be eligible to claim this foreign tax credit. United States Holders are urged to consult**

their own tax advisors with regard to their eligibility for claiming a foreign tax credit with respect to dividends received on Marks & Spencer Group Shares and the procedures required for claiming this credit.

For US federal income tax purposes, gain or loss realised on the sale, exchange or other disposition of Marks & Spencer Group Shares will be capital gain or loss, which will be long-term if the holder has held the Marks & Spencer Group Shares for more than one year (determined under the rules described above in "Exchange of Old Marks & Spencer Shares for Marks & Spencer Group Shares"). The amount of gain or loss will be equal to the difference between the United States Holder's tax basis in the Marks & Spencer Group Shares disposed of and the amount realized on disposition. Such gain or loss will generally be US source gain or loss for foreign tax credit purposes.

The characterisation of the B Shares for US federal income tax purposes is unclear. It is possible that the US Internal Revenue Service (the "IRS") may take the position that the B Shares should be treated as indebtedness of Marks & Spencer Group. In that event, accrual basis United States Holders of B Shares would be required to accrue for federal income tax purposes income attributable to the distributions made on the B Shares before the receipt of the cash distribution. In addition, a portion of any proceeds realised upon disposition attributable to the accrued dividend which had not been included in income by the United States Holder would be treated as ordinary interest income rather than as part of the amount realised on the sale, exchange or other disposition.

On the other hand, if the B Shares are respected as an equity interest in Marks & Spencer Group, depending on the facts and circumstances relevant to a particular United States Holder, a redemption may be treated as a dividend for US federal income tax purposes if it is determined that a particular holder's ownership in Marks & Spencer Group (including constructive ownership pursuant to rules specified in the Code) has not been meaningfully reduced. However, the receipt of dividends and a sale, exchange or other disposition (other than a redemption) with respect to B Shares would be treated in the same manner as the receipt of dividends (except that no foreign tax credit in respect of a UK tax credit would be available) and a sale, exchange or other disposition with respect to Marks & Spencer Group Shares.

United States Holders are strongly urged to consult their own tax advisors as to the US federal income tax characterization of the B Shares as well as to the consequences of the receipt, ownership and redemption of B Shares.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the capital reorganisation, any payments made with respect to Marks & Spencer Group Shares or B Shares and the proceeds from a sale or other disposition of Marks & Spencer Group Shares or B Shares. A United States Holder will be subject to US backup withholding tax on these items unless (i) the United States Holder is a corporation or other exempt recipient or (ii) the United States Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

3. Other Jurisdictions

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.

Part 5 Further information relating to the Scheme and the Marks & Spencer Group Reduction of Capital

1. Description of the Proposals

The Return of £2 billion and the establishment of a new holding company for the Group entails a number of steps.

The Scheme

Under this Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Marks and Spencer Group p.l.c. ("Marks & Spencer Group") will be introduced as the new holding company of Marks and Spencer p.l.c. ("Marks & Spencer"). The Scheme is subject to certain conditions, including the approval of Marks & Spencer Shareholders and the approval of the Court.

Under the terms of the Scheme, Marks & Spencer Shareholders on the register of Marks & Spencer at the Scheme Record Time, expected to be 5.00 p.m. on 18 March 2002, will exchange their Ordinary Shares for New Ordinary Shares and B shares on the following basis:

For every 21 Ordinary Shares	**17 New Ordinary Shares and 21 B Shares**

Under the Scheme

(a) the Ordinary Shares will be cancelled and Marks & Spencer Shareholders at the Scheme Record Time will be allotted 17 New Ordinary Shares and 21 B Shares, credited as fully paid, for every 21 Ordinary Share then held; and

(b) following the cancellation of the Ordinary Shares, the issued share capital of Marks & Spencer will be restored to its former amount by the application of the credit arising in the books of Marks & Spencer to issue shares of an equivalent nominal amount to Marks & Spencer Group.

As a result, Marks & Spencer Group will become the holding company of Marks & Spencer and the issued share capital of Marks & Spencer Group will be owned by the former Marks & Spencer Shareholders.

The Marks & Spencer Group Reduction of Capital

The Marks & Spencer Group Reduction of Capital will, subject to certain conditions, including the approval of Marks & Spencer Shareholders at the EGM, be implemented following the Scheme to increase the level of reserves available to be distributed to Shareholders of Marks & Spencer Group. Under the Marks & Spencer Group Reduction of Capital, the capital of the Marks & Spencer Group will be reduced by decreasing the nominal amount of each Ordinary Share issued pursuant to the Scheme from 245 pence to 25 pence. The Shareholders of Marks & Spencer Group have already resolved, conditional on the Ordinary Shares and B Shares being issued pursuant to the Scheme, to reduce the capital so issued. The Marks & Spencer Group Reduction of Capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve in the books for Marks & Spencer Group which will, amongst other things, be available for the Company to fulfil its obligations in relation to the B Shares. The remaining reserves will be available for future distributions to Marks & Spencer Group Shareholders or to facilitate any future transactions at the discretion of the Directors.

2. Admission and dealings

Application has been made to the UK Listing Authority for up to 2,350,000,000 New Ordinary Shares and 2,860,000,000 B Shares to be admitted to the Official List and to the London Stock Exchange and for such shares to be admitted to trading on the London Stock Exchange. The last day of dealings in Ordinary Shares is expected to be 18 March 2002. Admission of the New Ordinary Shares and B Shares to the Official List will become effective and dealings in the New Ordinary Shares and B Shares are expected to commence at 8.00 a.m. on 19 March 2002.

It is expected that dealings in Marks & Spencer Group ADSs in the Over the Counter ("OTC") market will commence at 9.30 a.m. New York time on 19 March 2002.

New Ordinary Shares and B Shares can be held in certificated or uncertificated form. At the Scheme Effective Time, share certificates for the Ordinary Shares will cease to be valid and, with respect to the Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Marks & Spencer Shareholders with respect to those Ordinary Shares. The last date for registration of transfers of Ordinary Shares is expected to be 18 March 2002.

It is expected that certificates for New Ordinary Shares and, where applicable, B Shares will be posted by 28 March and 3 April 2002, respectively.

Pending the despatch of certificates for New Ordinary Shares, transfers of New Ordinary Shares in certificated form will be certified against the share register of Marks & Spencer Group. Temporary documents of title have not been, and will not be, issued in respect of the New Ordinary Shares.

It is expected that New Ordinary Shares and B Shares, where relevant, will be credited to CREST accounts on 19 March 2002.

All documents, certificates, cheques or other communications sent by or to shareholders will be sent at their own risk and may be sent by post.

All mandates relating to payment of dividends on Ordinary Shares, all instructions relating to Marks & Spencer's dividend reinvestment plan and all instructions given to Marks & Spencer in relation to notices and other communications in force immediately prior to the Scheme Effective Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Marks & Spencer Group in relation to the corresponding holdings of New Ordinary Shares and, where appropriate, B Shares. However, except for Bank mandates, such mandates and instructions will not be deemed to be valid and effective mandates in relation to the B Shares.

3. Overseas Shareholders

The implications of the Scheme for Overseas Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In any case where Marks & Spencer Group is advised that the allotment and issue of New Ordinary Shares or B Shares to a Marks & Spencer Shareholder with a registered address in a jurisdiction outside the United Kingdom would or may infringe the laws of such jurisdiction or necessitate compliance with any special requirement with which Marks & Spencer Group is unable to comply, or compliance with which Marks & Spencer Group regards as unduly onerous, the Scheme provides that Marks & Spencer Group may determine either (i) that the holder's entitlement to New Ordinary Shares and B Shares shall be issued to a nominee for such holder appointed by Marks & Spencer Group and then sold with the gross proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Ordinary Shares and B Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder.

This document has been prepared for the purposes of complying with English law and the rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW

Overseas Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

The New Ordinary Shares and B Shares will not be registered, and are not required to be registered, under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of that act. Shareholders who are affiliates (within the meaning of the Securities Act) of Marks & Spencer before implementation of the Scheme or are affiliates of Marks & Spencer Group after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of New Ordinary Shares and B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

The Company's broker in the UK, Cazenove, will, subject to applicable rules and regulations, be acting as a registered market-maker in the B Shares pursuant to an exemption from Rule 14e-5 under the Exchange Act, and, accordingly, may be effecting purchases or sales of B Shares during the period up to the initial redemption date, 25 March 2002.

4. Holders of Marks & Spencer ADSs and US Shareholders

This part contains further information for holders of Marks & Spencer ADSs and US Holders.

4.1 Expected timetable of principal events for holders of Marks & Spencer ADSs

	2002
Voting Record Date for EGM and Court Meeting for holders of Marks & Spencer ADSs	30 January
Proxy documents mailed to holders of Marks & Spencer ADSs	From 4 February
ADS Form of Election and notice regarding the exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs mailed to holders of Marks & Spencer ADSs	19 February
Latest time for holders of Marks & Spencer ADSs to provide voting instructions to the ADS Depositary for the Court Meeting and EGM	3.00 p.m. New York time 22 February
Court Meeting and EGM	28 February
Court Hearing of the petition to sanction the Scheme	18 March
Last day of dealings in Ordinary Shares on the London Stock Exchange(i)	18 March
Dealings in Marks & Spencer ADSs in the Over the Counter ("OTC") market cease(i)	4.30 p.m. New York time 18 March
Scheme Record Time(i)	5.00 p.m. London time 18 March
Scheme Effective Date(i)	19 March
Dealings in New Ordinary Shares and B Shares commence on the London Stock Exchange(ii)	8.00 a.m. London time 19 March
Dealings in Marks & Spencer Group ADSs commence on the OTC market(ii),(iii)	9.30 a.m. New York time 19 March
Last time to submit ADS Form of Election to ADS Depositary(ii), (iv)	5.00 p.m. New York time 20 March
Court Hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital(ii)	20 March
Marks & Spencer Group Reduction of Capital becomes effective(v)	22 March
Cheques in payment of redemption mailed	From 2 April
B Share Certificates delivered to holders of Marks & Spencer ADSs electing Choice 2	From 3 April

(i) These dates are indicative only and will depend, amongst other things, on the dates on which the Court sanctions the Scheme.

(ii) These dates are indicative only and will depend, amongst other things, on the date on which the Scheme becomes effective.

(iii) Marks & Spencer Group ADSs are expected initially to trade on a "when issued" basis.

(iv) ADS Forms of Election remain revocable until 5.00 p.m. (New York time) on 20 March 2002.

(v) This date will depend, amongst other things, on the date on which the Scheme becomes effective and the date on which the Court confirms the Marks & Spencer Group Reduction of Capital.

The shareholder elections in respect of the B Shares provide UK Shareholders with a choice with regard to the timing of their receipt of their share of the Return of £2 billion. Due to differences in the tax treatment of persons who are US taxpayers arising from the issuance of the B Shares, the B Shares issued in respect of Ordinary Shares held under the Marks & Spencer ADS Deposit Agreement and represented by Marks & Spencer ADSs will be redeemed immediately pursuant to Choice 1 unless a holder of Marks & Spencer ADSs notifies the ADS Depositary on or before 5.00 p.m. 20 March 2002 that it wishes to exercise the other election.

On or about 19 February 2002, the ADS Depositary will provide Marks & Spencer ADS holders with an election form (an "ADS Form of Election") together with supplemental instructions regarding the mechanics of exchanging registered Marks & Spencer ADSs for Marks & Spencer Group ADSs. ADS Forms of Election remain revocable up until 5.00 p.m. (New York time) on 20 March 2002.

The dates given in this Part 5 are based on Marks & Spencer's current expectations and may be subject to change.

4.2 Information for holders of Marks & Spencer ADSs

The Scheme

Following the Scheme becoming effective the Ordinary Shares underlying each Marks & Spencer ADS will be cancelled and, for every 21 Ordinary Shares, 17 New Ordinary Shares will be issued to the ADS Depositary. Existing Marks & Spencer ADSs will be replaced by Marks & Spencer Group ADSs which will each represent six New Ordinary Shares. To the extent that fractions arise as a result of the Scheme, Marks & Spencer ADS holders will have the proceeds, if any, of sale on their behalf of the Marks & Spencer Group ADSs remitted to them in US dollars. Because less than one New Ordinary Share will be issued in respect of each Existing Ordinary Share, holders of Marks & Spencer ADSs will receive a smaller number of Marks & Spencer Group ADSs. Such holders will own the same proportion of Marks & Spencer Group, subject to adjustments, in the form of Marks & Spencer Group ADSs as they held in Marks & Spencer ADSs prior to the Effective Date.

On or about 19 February 2002 the ADS Depositary will mail the ADS Form of Election to holders of Marks & Spencer ADSs regarding the mechanics of exchange of Marks & Spencer ADSs for Marks & Spencer Group ADSs. Holders of registered Marks & Spencer ADSs will need to follow the instructions set out in this notice to exchange their Marks & Spencer ADSs for Marks & Spencer Group ADSs. Following the Scheme becoming effective, with no action on the part of the holders of book-entry Marks & Spencer ADSs, appropriate notation will be made at the relevant book-entry facility with respect to the book-entry Marks & Spencer ADSs to credit such holders' accounts with the appropriate number of Marks & Spencer Group ADSs.

As of the effective date of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement to establish the Marks & Spencer Group ADS facility, and thereafter the Marks & Spencer ADS facility will be terminated. Accordingly, all holders of Marks & Spencer ADSs as of 5.00 p.m. (New York time) 18 March 2002 will be requested to exchange their existing Marks & Spencer ADSs for Marks & Spencer Group ADSs.

The Deposit Agreement has been amended to provide that distributions other than cash, ordinary shares of Marks & Spencer or rights to acquire such shares will be distributed to the holders of Marks & Spencer ADSs and not deposited into the Marks & Spencer ADS deposit facility. In addition, the Deposit Agreement has been amended to provide that upon a distribution of redeemable, exchangeable or similar securities (or securities subject to a repurchase or exchange offer) the ADS Depositary may elect to have redeemed or exchange such securities unless the relevant ADS holder makes an election to the contrary. The B Shares issued in respect of Ordinary Shares represented by Marks & Spencer ADSs will be redeemed and any cash received by the ADS Depositary in respect thereof will be distributed to the holders of the Ordinary Shares underlying the Marks & Spencer ADSs unless the ADS Depositary receives a contrary instruction from holders of Marks & Spencer ADSs. The New Ordinary Shares received by the ADS Depositary will be deposited in the Marks & Spencer Group ADS facility as described herein.

The ADS Depositary will, on 22 March 2002, elect to have redeemed pursuant to Choice 1 all B Shares issued in respect of the Ordinary Shares represented by ADSs, except to the extent that, pursuant to validly completed ADS Forms of Election received by the ADS Depositary before 5.00 p.m. (New York time) on 20 March 2002 a holder of Marks & Spencer ADSs notifies the ADS Depositary that he or she wishes to elect to receive, in respect of the Ordinary Shares represented by his or her ADSs, B Shares pursuant to Choice 2. ADS holders who do not submit ADS Forms of Election in a timely manner will receive the proceeds of the redemption of their underlying B Shares pursuant to Choice 1. Redemption proceeds will be remitted in US dollars. Registered holders of Marks & Spencer ADSs will be required to surrender their existing Marks & Spencer ADR certificates in order to validly deliver an ADS Form of Election.

US Holders of Marks & Spencer ADSs are advised that owning B shares may be less convenient and more costly than holding Marks & Spencer ADSs. The B Shares will not be registered under the United States securities laws, and no trading market is expected to develop for the B Shares in the United States. Instead, the B Shares will be listed on the London Stock Exchange, and clearing and settlement of B Shares is expected to be conducted through CREST, the UK clearing and settlement system. Accordingly, additional trading and safekeeping costs may be incurred. The B Shares may not be deposited with the ADS Depositary in return for existing or new ADSs. Unlike the Marks & Spencer ADSs, all future cash payments in respect of such B Shares will be paid in pounds sterling, and holders may incur additional costs in converting pounds sterling amounts to US dollars. The B shares will not be serviced by a US transfer agent, and may be subject to additional registration requirements (including an inability to register shares in the name of a trust or unincorporated entity). Holders of B shares will be required to refer any inquiries, including inquiries with respect to registration requirements, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.

Marks & Spencer Group ADS Depositary receipt facility

In connection with the implementation of the Scheme, Marks & Spencer Group and the ADS Depositary will enter into the Marks & Spencer Group Deposit Agreement. The terms of the Marks & Spencer Group Depositary Agreement will be substantially identical to the terms of the Marks & Spencer Deposit Agreement, as amended. New Ordinary Shares issued in respect of Ordinary Shares held under the Marks & Spencer Deposit Agreement will be deposited into this new facility, and Marks & Spencer Group ADSs representing New Ordinary Shares will be issued thereunder. All ADSs issuable under the Scheme shall be evidenced by direct registration ADRs, unless certificated ADRs are specifically requested by the holder. A direct registration ADR is one issued in book-entry form through the ADS Depositary's direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities established by The Depository Trust Company ("DTC") and used by the ADS Depositary, pursuant to which the ADS Depositary may record the ownership of ADRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the ADS Depositary to the holders entitled thereto. For purposes hereof, the direct registration system shall include access to the profile modification system maintained by DTC which provides for automated transfer of ownership between DTC and the ADS Depositary.

Marks & Spencer Group does not expect to enter into a deposit agreement or otherwise take any action to establish a depositary receipt facility with respect to the B Shares. Investors are cautioned that the B Shares are expected to be highly illiquid and no trading market is expected to develop for them in the United States.

4.3 Voting

The latest time to provide the ADS Depositary with voting instructions for both the Court Meeting and the EGM is 3.00 p.m. (New York time) on 22 February 2002.

Holders of Marks & Spencer ADSs will not, except as described below, be entitled to attend the Court Meeting or the EGM or to be present at the Court Hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, although the ADS Depositary or its nominee as the record holder of Ordinary Shares underlying the Marks & Spencer ADSs will be so entitled and will vote in accordance with instructions that may be received by the ADS Depositary by 3.00 p.m. (New York time) on 22 February 2002 from holders of Marks & Spencer ADSs.

Holders of Marks & Spencer ADSs who wish to attend the Court Meeting or the EGM or to be present at the above mentioned court hearings to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme should take steps to present their Marks & Spencer ADRs to the ADS Depositary, as depositary under the Marks & Spencer ADS Deposit Agreement, for cancellation and (upon compliance with the terms of the Marks & Spencer ADS Deposit Agreement, including payment of the ADS Depositary's fee and any applicable taxes and governmental charges) delivery of Ordinary Shares so as to become record holders of Ordinary Shares prior to the relevant Voting Record Time for the Court Meeting or the EGM or prior to the relevant Court Hearing, as the case may be. The relevant Voting Record Times for the Court Meeting and the EGM and the dates of the Court Hearings, to sanction the Scheme and to confirm the reduction of capital provided for under the Scheme, appear in the "Expected timetable of principal events" on page 3.

Similarly, holders of Marks & Spencer ADSs who wish to be present at the Court Hearing to consider the Marks & Spencer Group Reduction of Capital are advised to consider taking steps (as described in the paragraph above) to cancel their Marks & Spencer ADRs to become holders of Ordinary Shares so that they will become, pursuant to the Scheme, shareholders in Marks & Spencer Group. As shareholders in Marks & Spencer Group they will have the right to attend the Court Hearing on 20 March 2002 in person or be represented by counsel to support or approve the sanctioning of the Marks & Spencer Group Reduction of Capital.

Part 6 Rights and restrictions of the B Shares

The following are the rights of the B Shares and the restrictions to which they are subject, which will be reflected in the Articles of Association.

1. Income

(i) With effect from 25 March 2002 out of the profits available for distribution in respect of each financial year or other accounting period of Marks & Spencer Group, the holders of the B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of any New Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend ("preferential dividend") at such rate on the nominal amount of 70 pence per B Share as is calculated in accordance with sub-paragraphs (ii) and (iii) below. Such dividend shall be paid (without having to be declared) semi-annually in arrears on 25 March and 25 September in each year (or if any such date would otherwise fall on a date which is not a Business Day (as defined below) shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a "Payment Date")). The first Payment Date shall be 25 September 2002.

(ii) Each six month period ending on a Payment Date is called a "Calculation Period", the first such period commencing on 26 March 2002 and ending on 25 September 2002. The annual rate applicable to each Calculation Period shall be the lower of (A) 25 per cent per annum and (B) 75 per cent of LIBOR for six month deposits in Pounds Sterling which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits) as determined by Cazenove & Co. Ltd or such other agent as Marks & Spencer Group shall appoint from time to time (the "Reference Agent") at or about 11.00 a.m. (London time) on the first Business Day of such Calculation Period.

(iii) If for any reason the rate does not appear, or if the relevant page is unavailable (i) the Company (or the Reference Agent) will request each of the banks, whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this proviso had not happened, to provide to the Company (or the Reference Agent) through its normal London office its offered quotation to leading banks for pounds sterling deposits in London for a six month period and the rate shall be the arithmetic mean (rounded upward if necessary to the nearest $\frac{1}{16}$ per cent) of the respective rates per annum notified to the Company or the Reference Agent such quotations (or such of them, being at last two, as are provided), as determined by the Reference Agent.

(iv) In this Part, the expression "Business Day" means a day upon which pounds sterling deposits may be dealt with on the London inter-bank market and commercial banks are generally open in London and "non-cumulative" in relation to the preferential dividend means that the dividend payable on each Payment Date is payable out of the profits of Marks & Spencer Group available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(v) Payments of preferential dividends shall be made to holders on the register on a date selected by the Directors being not less than 15 days or more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant Payment Date.

(vi) The holders of the B Shares shall not be entitled to any further right of participation in the profits of Marks & Spencer Group.

(vii) All preferential dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to Marks & Spencer Group.

2. Capital

On a return of capital on a winding-up (except on a redemption in accordance with the terms of issue of any share, or purchase by Marks & Spencer Group of any share or on a capitalisation issue and subject to the rights of any other class of shares that may be issued) there shall be paid to the holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively, together with a sum equal to the relevant proportion of the preferential dividend which would have been payable if the winding-up had taken effect on the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the preceding Payment Date (or, if the date of such winding-up is prior to 25 September 2002, the date of 25 March 2002) to, but excluding, the date of such winding-up divided by 183. The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by them shall be rounded up to the nearest whole penny. The holders of the B Shares shall not be entitled to any further right of participation in the profits or assets of Marks & Spencer Group. If on such a winding-up the amount available for payment is insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may elect to redeem all of the B Shares still in issue at their 70 pence nominal value.

3. Attendance and voting at general meetings

The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of Marks & Spencer Group or to attend, speak or vote at any such general meeting.

4. Purchase

Subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies registered under the Companies Act (including the Listing Rules), but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, Marks & Spencer Group may at any time and at its sole discretion purchase B Shares and/or New Ordinary Shares (i) in the market or (ii) by tender available alike to all holders of B Shares and/or as the case may be New Ordinary Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the directors of Marks & Spencer Group may think fit.

5. Class rights

Marks & Spencer Group may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose.

A reduction by Marks & Spencer Group of the capital paid up on the B Shares shall be in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose, and Marks & Spencer Group shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares).

6. Form and Transferability

The B Shares are not renounceable and will be freely transferable by an instrument of transfer in any usual form or in any other form which the board of Marks & Spencer Group may approve. Marks & Spencer Group has applied for the B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in B Shares may take place within the CREST system in respect of general market transactions. The Immediate 70 pence Redemption will therefore take place via CREST.

7. Redemption of B Shares

As part of the Proposals the shareholders who have elected for Choice 1: Immediate 70 pence Redemption will have their B Shares redeemed by the Company. There shall be paid to holders of the B Shares the sum of 70 pence in respect of each B Share held by them respectively by way of redemption of the B shares.

Holders of B Shares will be able to make further elections to have their B Shares redeemed at 70 pence per B Share semi-annually on a Payment Date. The first Payment Date will be 25 September 2002.

At any time after the third anniversary of the Scheme Effective Date or, if earlier, when the total number of B Shares remaining in issue becomes less than 25 per cent of the total number of B Shares issued, Marks & Spencer Group may (subject to the provisions of the Companies Act and every other statute, statutory instrument, regulation or order in force concerning companies regulated under the Companies Act including the Listing Rules), on giving notice in writing to the holders of the B Shares, redeem all but not some only of the B Shares then in issue on that date specified in the notice, which shall not be less than 10 days nor more than 42 days from the date of such notice (the "Redemption Call Date") in such a manner as the Directors may determine, including the manner set out in the Marks & Spencer Group Articles. The redemption shall be on the basis of 70 pence per B Share.

On any Redemption Call Date, each holder of B Shares being redeemed shall be entitled to a dividend which is equal to the relevant proportion of the preferential dividend in respect of the B Shares so redeemed which would have been payable, if the Redemption Call Date was the same as the last day of the then current Calculation Period. The relevant proportion shall be the number of days from and including the last Payment Date to but excluding the Redemption Call Date divided by 183. The aggregate amount of the preferential dividend payable to each holder of B Shares shall be rounded down to the nearest whole penny.

Part 7 Additional Information

1. Introduction

The Directors of Marks & Spencer Group, whose names appear on page 5 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of those Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and activity of Marks and Spencer Group p.l.c.

2.1 Marks & Spencer Group was incorporated and registered in England and Wales on 23 July 2001 under the Companies Act as a private company limited by shares with registered number 4256886 and with the name Trushelfco (No. 2827) Limited. It changed its name on 7 August 2001 to Conker Retail Limited and on 24 January 2002 re-registered as a public limited company changing its name to Marks and Spencer Group p.l.c..

2.2 The registered and head office of Marks & Spencer Group is at Michael House, Baker Street, London W1U 8EP.

2.3 Marks & Spencer Group has not traded nor prepared any accounts since its incorporation. PricewaterhouseCoopers, whose address is 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer Group and have been the only auditors of Marks & Spencer Group since its incorporation.

2.4 PricewaterhouseCoopers, whose address is at 1 Embankment Place, London WC2N 6RH are the auditors of Marks & Spencer. PricewaterhouseCoopers audited the financial statements of Marks & Spencer for the years ended 31 March 1999, 31 March 2000 and 31 March 2001. The reports in respect of the financial statements for each of the three years to 31 March 2001 were unqualified and did not contain a statement under section 237(2) or (3) of the Act.

3. Share capital of Marks and Spencer Group p.l.c.

3.1 On incorporation the authorised share capital of Marks & Spencer Group was £100 divided into 100 ordinary shares of £1 each. Of such shares, two ordinary shares were taken by the subscribers to the memorandum of association, Trucidator Nominees Limited and Trexco Limited and were paid up in full in cash.

3.2 On 22 January 2002:

(a) the authorised share capital was increased from £100 to £10,080,050,000 by the creation of 7,839,999,900 additional ordinary shares of £1 each, 3,2000,000,000 B Shares of 70 pence each and 50,000 redeemable preference shares ("Redeemable Preference Shares") of £1 each;

(b) each ordinary share of £1 each was sub-divided into 100 ordinary shares of 1 pence each and a further 290 ordinary shares of 1 pence each were issued and fully subscribed for in cash;

(c) every 245 ordinary shares of 1 pence each were consolidated into one ordinary share of 245 pence each;

(d) the Marks & Spencer Group Articles were adopted (as summarised in paragraph 4 of this Part 7);

(e) the 50,000 Redeemable Preference Shares were created and issued in order to enable Marks & Spencer Group, to obtain a certificate to commence business under section 117 of the Companies Act. Following completion of the Scheme, the Redeemable Preference Shares, to the extent that they have been issued but remain unredeemed, will continue to be held by the holders thereof, but will carry no rights to vote. Any Redeemable Preference Shares issued may be redeemed by Marks & Spencer Group by notice to the holder thereof and upon any redemption the shares will be cancelled and Marks & Spencer Group will pay to the holder thereof the amount paid up on such shares. Marks & Spencer Group intends to redeem these shares as soon as reasonably practicable after the Scheme Effective Date;

(f) the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland) and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, the principal terms of which are summarised in paragraph 8 of this Part 7 were approved;

(g) the Directors were authorised to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings-Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan in overseas territories provided that any such shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the schemes; and

(h) the Directors were authorised to vote at, and count in a quorum of, any meeting on any matter connected with the above schemes notwithstanding that they may be interested in them.

Trexco Limited and Trucidator Nominees Limited each currently hold one New Ordinary Share of 245 pence. It is expected that, following the Scheme becoming effective, they will give those shares to Marks & Spencer Group for no consideration.

Trexco Limited also holds 50,000 Redeemable Preference Shares. It is expected that, following the Scheme becoming effective, the Redeemable Preference Shares will be redeemed for an amount equal to the amount paid up on such shares.

3.3 Accordingly, as at the date of this document, the authorised and issued share capital of Marks & Spencer Group is, and immediately prior to completion of the Scheme it will be, as follows:

	Authorised		Issued and paid up	
Class	Number	Nominal Value	Number	Nominal Value
New Ordinary Shares	3,200,000,000	£7,840,000,000	2	£5
B Shares	3,200,000,000	£2,240,000,000	Nil	Nil
Redeemable Preference Shares	50,000	£50,000	50,000	£50,000

3.4 By special resolutions passed on 22 January 2002, it was resolved that, conditional on the Scheme becoming effective;

(a) upon redemption of all the Redeemable Preference Shares in the share capital of Marks & Spencer Group, the Marks & Spencer Group Articles be amended by deleting all the terms relating to the Redeemable Preference Shares;

(b) subject to and conditional upon the Marks & Spencer Group Shares required to be issued by Marks and Spencer Group pursuant to the Scheme having been registered in the name of the persons entitled thereto the share capital of Marks & Spencer Group be reduced (a) by cancelling paid up share capital to the extent of 220 pence on each New Ordinary Share issued pursuant to the Scheme and reducing the nominal value of each such New Ordinary Share from 245 pence to 25 pence and (b) by reducing the nominal value of each unissued New Ordinary Share of 245 pence from 245 pence to 25 pence;

(c) the Directors are generally and unconditionally authorised in accordance with section 80 of the Act to allot relevant securities (within the meaning of that section):

(i) up to an aggregate nominal amount of £7,669,548,660 as required for the purposes of the Scheme; and

(ii) up to an aggregate nominal amount of £192,814,962 (representing approximately one third of the expected issued ordinary share capital of Marks & Spencer Group immediately following completion of the Scheme and the Marks & Spencer Group Reduction of Capital) on such terms as the Directors think fit, such authority to expire on the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier, save that Marks & Spencer Group, pursuant to the authority granted by that resolution, may enter into a contract to allot relevant securities which would or might be completed wholly or partly after such expiry; and

(d) the Directors are generally empowered (pursuant to section 95 of the Act) to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment at any time up to the conclusion of the next annual general meeting of Marks & Spencer Group or on 10 October 2002, whichever is earlier:

(i) in connection with an offer to holders of ordinary shares in the capital of the New Company in proportion (as nearly as maybe) to their existing holdings of ordinary shares but subject to such exclusions or other arrangements in relation to fractional entitlements or any legal problems under the laws of any territory, or the requirements of a regulatory body; and

(ii) up to an aggregate nominal amount of £28,922,245 (representing approximately 5 per cent of the expected issued ordinary share capital of Marks & Spencer Group immediately following implementation of the Scheme),

but so that Marks & Spencer Group, pursuant to the power granted by that resolution, may enter into a contract to allot equity securities which would or might be completed wholly or partly after the expiry of such power.

(e) conditional upon the Marks & Spencer Group Reduction of Capital becoming effective, that Marks & Spencer Group be generally and unconditionally authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of its ordinary shares of 25 pence provided that:

(a) it does not purchase under this authority more than 287 million ordinary shares;

(b) it does not pay less than 25p for each ordinary share;

(c) it does not pay more for each ordinary share than 105 per cent of the average of the middle market price of the ordinary shares according to the Daily Official List of the London Stock Exchange for the five business days immediately preceding the date on which Marks & Spencer Group agrees to buy the ordinary shares concerned;

(d) this authority shall continue in force until the conclusion of the annual general meeting of Marks & Spencer Group in 2002 or on 10 October, 2002, whichever shall be the earlier; and

(e) it may agree before the authority terminates under (d) above to purchase ordinary shares where the purchase will or may be executed after the authority terminates (either wholly or in part). Marks & Spencer Group may complete such a purchase even though the authority has terminated.

3.5 Save as disclosed in this paragraph 3, at the date of this document:

(a) there has been no issue of shares or loan capital of Marks & Spencer Group since its incorporation; and

(b) no share or loan capital of Marks & Spencer Group is under option or agreed to be put under option.

At the date of this document Marks & Spencer Group has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of Marks & Spencer Group for cash or other consideration.

3.6 The New Ordinary Shares and B Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares or the B Shares.

3.7 The New Ordinary Shares and B Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

3.8 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Marks & Spencer Group .

3.9 The Redeemable Preference Shares will be listed or traded and will carry no rights to vote (other than at any meeting of its class).

3.10 Under the Scheme, Marks & Spencer Group will issue New Ordinary Shares and B Shares, credited as fully paid, to the Scheme Shareholders on the basis of 17 New Ordinary Shares and 21 B Shares for every 21 Ordinary Shares held at the Scheme Record Time. It is proposed then to redeem the Redeemable Preference Shares. Accordingly, the proposed authorised, issued and fully paid share capital of Marks & Spencer Group as it will be immediately following Admission (on the basis that the Redeemable Preference Shares have been redeemed and that all options in Marks & Spencer exercisable before the Scheme Effective Date have been exercised) is as follows:

	Authorised		**Issued and fully paid**	
Class	**Number**	**Nominal Value**	**Number**	**Nominal Value**
New Ordinary Shares	3,200,000,000	£7,840,000,000	2,313,779,544	£5,668,759,883
B Shares	3,200,000,000	£2,240,000,000	2,858,198,256	£2,000,738,780

3.11 At 31 March 2001, as set out in Notes 8D and 8E of Section 2 of Part 3, the Group had outstanding options granted under Marks & Spencer Share Option Schemes of 116,075,497 Ordinary Shares. Since 31 March 2001 up to 28 January 2002 (the last practicable date prior to the publication of this document) Marks & Spencer has granted options under the Marks & Spencer Share Option Schemes as follows:

(a) Senior Options

As at 28 January 2002, a total of 41,035,423 Ordinary Shares have been granted under all executive share option schemes, compared with 35,857,024 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option During the period 1 Apr 2001 – 28 Jan 2002	7,586,118
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at prices ranging from 256p to 350p	12,764,517

(b) SAYE Options

As at 28 January 2002, a total of 90,180,809 Ordinary Shares have been granted under the United Kingdom Employees' Save As You Earn Share Option Scheme, compared with 80,218,473 Ordinary Shares which had been granted on 31 March 2001. The difference is made up as follows:

Number of Ordinary Shares exercised/lapsed under option during the period 1 Apr 2001 – 28 Jan 2002	9,094,295
Number of Ordinary Shares granted under option during the period 1 Apr 2001 – 28 Jan 2002 at 250p	19,056,631

4. Summary of the Memorandum and Articles of Association of Marks & Spencer Group

4.1 Memorandum of Association

The principal objects of Marks & Spencer Group (in this paragraph 4, the "New Company") are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the New Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 18 below.

4.2 Articles of Association

The articles of association of the New Company (in this paragraph 4, the "articles") were adopted on 22 January 2002 and contain (amongst others) provisions to the following effect.

Share Capital

The authorised share capital of the New Company is £10,080,050,000 divided into 3,200,000,000 ordinary shares of £2.45 each, 3,200,000,000 B Shares of £0.70 each and 50,000 non-voting redeemable preference shares of £1 each.

Share Rights

Subject to applicable statutes (in this paragraph 4 the "Companies Acts"), any resolution passed by the New Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the New Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

The redeemable preference shares carry a right to receive, out of profits of the New Company available for distribution and resolved to be distributed, a fixed non-cumulative preferential (that is, in priority to the other shares of the New Company in issue from time to time) dividend of two per cent per annum on the capital paid up thereon. On a return of capital on a liquidation or otherwise, the assets of the New Company available for distribution among the members will be applied first in repaying to the holders of the redeemable preference shares the amounts paid up on such shares. Save as aforesaid, the redeemable preference shares do not carry any other right to participate in profits or assets of the New Company. The holders of redeemable preference shares

are not entitled to receive notice of or to attend or vote at any general meeting of the New Company unless a resolution to wind up the New Company or abrogate the rights attaching to the said shares is proposed. The New Company may redeem the redeemable preference shares at any time at the discretion of the directors or at the request of the holders thereof. Upon any such redemption, the New Company shall pay to the holder the nominal amount paid up on such shares.

The rights attached to the B Shares are summarised in Part 6 of this document.

Voting Rights of New Ordinary Shares

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member will be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Dividends and Other Distributions

Subject to the Companies Acts, the New Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the New Company, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The board may withhold payment of all or any part of any dividends or other moneys payable in respect of the New Company's shares from a person with a 0.25 per cent interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the New Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends will be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the New Company.

The New Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment through CREST, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new address or account of the holder. The New Company may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the New Company and any other sanction required by the Companies Acts, divide among the members in kind all or part of the assets of the New Company (whether they consist of property of the same kind or not).

Variation of Rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum is two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

Form and Transfer of Shares

(a) The New Ordinary Shares and B Shares are in registered form.

(b) Any New Ordinary Shares and B Shares may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred through CREST. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

(c) Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee and the transferor is deemed to remain the holder until the transferee's name is entered in the register.

(d) The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(ii) is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees.

The board may decline to register a transfer of an uncertificated share in the circumstances set out in the uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may (subject to the requirements of the uncertificated Securities Regulations) decline to register a transfer of the New Company's shares by a person with a 0.25 per cent (or greater) interest if such a person has been served with a restriction notice after failure to provide the New Company with information concerning interests in those shares required to be provided under Section 212 of the Companies Acts, unless the transfer is shown to the board to be to an independent third party.

Alteration of Share Capital

The New Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The New Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Directors

(a) Appointment of directors

Directors may be appointed by the New Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next following annual general meeting of the New Company and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

(b) Age of directors

No person is disqualified from being a director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a director.

(c) Retirement of directors

At every annual general meeting of the New Company, a minimum of one-third of the directors will retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

(d) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

(e) Remuneration of directors

Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the Board go beyond the ordinary duties of a director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board or of the New Company or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the New Company's business or in the discharge of his duties as a director.

(f) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise the powers of the New Company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an executive office or place of profit under the New Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the New Company.

(g) Permitted interests of directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director is not disqualified by his office from contracting with the New Company in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to the New Company or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director may hold any other office or place of profit with the New Company (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director may also be or become a director or other officer of, or otherwise interested in, any company promoted by the New Company or in which the Company may be interested and shall not be liable to account to the New Company or the members for any benefit received by him.

A director may act by himself or his firm in a professional capacity for the New Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(h) Restrictions on voting

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the New Company or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the New Company or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the subscription or purchase by him of shares, debentures or other securities of the New Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(iv) the underwriting by him of any shares, debentures or other securities of the New Company or any of its subsidiary undertakings;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the New Company or by reason of any other interest in or through the New Company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent or more (as defined in the articles)) in which he is interested directly or indirectly;

(vii) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the directors and employees of the New Company or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii) any contract for the benefit of employees of the New Company or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(ix) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the Companies Acts, the New Company may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(i) Borrowing powers

Subject to the company's memorandum of association, the articles, the Companies Acts and any directions given by the New Company by special resolution, the business of the New Company will be managed by the board who may exercise all the powers of the New Company, whether relating to the management of the business of the New Company or not. In particular, the board may exercise all the powers of the New Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the New Company or of any third party.

(j) Removal of directors by special resolution

The New Company may by special resolution remove any director before the expiration of his period of office.

(k) Members resident abroad

Any member whose registered address is not within the United Kingdom can give the New Company a postal address within the United Kingdom at which notices or documents may be served on or, delivered to, him. Alternatively, if the board agrees, such member can have notices or documents sent to him by electronic communications (as defined in the articles) to an address provided by such member. Otherwise, a member whose registered address is not within the United Kingdom is not entitled to receive any notice or document from the company.

5. Directors and the Company Secretary of Marks & Spencer Group

5.1 The business address of each of the Directors and Company Secretary is Michael House, Baker Street, London W1U 8EP. Their full names and functions within the New Group are as set out below.

5.2 Brief histories of the Directors and Company Secretary are as follows:

Luc Emile René Vandevelde – Chairman and Chief Executive, Age 51

Appointed in February 2000. Previously Chairman and CEO of Promodés, which he joined in 1995, initially as President and Chief Operating Officer and latterly as Chairman. During this time he built Promodés into an international retailer with operations across Europe, Asia and South America. Chairman of ECR Europe. Born in Belgium, he has spent most of his career working internationally, including 24 years with Kraft General Foods.

Roger Anthony Holmes – Director, Age 42

Appointed in January 2001. Managing Director UK Retail. He joined the Company from Kingfisher where he was Chief Executive of the Electrical Sector and a main board director. Previously he was Finance Director with B&Q in 1994 and, three years later, he transferred to Woolworths to become Managing Director. Prior to Kingfisher he spent seven years as a strategy consultant for McKinsey & Co., latterly as Principal, specialising in retail and consumer goods.

Alan James McWalter – Director, Age 48

Appointed in January 2000. Group Marketing. He joined the Company from Kingfisher where he was Marketing Director with Woolworths and previously Marketing and Development Director at Comet. Past Chairman of the Marketing Society. Non-Executive Chairman of Constantine Holdings Limited and a Council Member of the Incorporated Society of British Advertisers.

David Donald Norgrove – Director, Age 54

Appointed in September 2000. Strategy and International. He joined the Company in 1988 and has been a divisional director of Europe; worldwide franchising; menswear and strategy before taking up his current executive role. His previous career includes Assistant Secretary with HM Treasury, The First National Bank of Chicago, and Private Secretary to Prime Minister Margaret Thatcher from 1985 until 1988.

Laurel Claire Powers-Freeling – Director, Age 44

Appointed in November 2001. Chief Executive of Marks & Spencer Financial Services. She was previously Managing Director at Lloyds TSB responsible for Wealth Management. She joined Lloyds TSB in 1994 as Group Finance Director for Lloyds Abbey Life and was subsequently Director of Finance and Retail Development within UK Retail Banking. After graduating from Columbia and Massachussetts Institute of Technology, she worked for McKinsey & Co. in the US and Europe and briefly at Morgan Stanley before joining Prudential plc where she was responsible for corporate strategy and planning, and the development of the personal financial planning business.

Alison Clare Reed – Finance Director, Age 45

Appointed in July 2001. A Chartered Accountant, she joined Marks & Spencer in 1984 from Touche Ross & Co and following a wide range of financial and commercial roles, was appointed Group Financial Controller in 1996 and UK Retail Finance Director in 1999. She is also a non-executive director of HSBC Bank plc, a position she has held since 1996.

Brian Ford Baldock CBE – Non-Executive Director, Age 67

Appointed in October 1996. Senior Independent Director. Non Executive Chairman from June 1999 to February 2000. Chairman of Sygen International plc. Non-executive Director of Cornhill Insurance plc. Chairman of Wellington Investments Limited. He became Chairman of Mencap in December 1998. Chairman of First Artist Corporation plc. He is past Chairman of The Lords Taverners, a fellow of the Royal Society of Arts, a companion of the British Institute of Management and a fellow of The Chartered Institute of Marketing.

Anthony (Tony) Frank Elliott Ball – Non-Executive Director, Age 46

Appointed in September 2000. Chief Executive BSkyB since June 1999. Previous roles as President and CEO of US Company Fox/Liberty Networks (1996 to 1999) and General Manager of BSkyB.

John (Jack) Michael Keenan – Non-Executive Director, Age 65

Appointed in September 2001. He was previously Deputy Chief Executive Officer, Guinness UDV and a board member of Diageo plc, until October 2001. He originally joined International Distillers & Vinters (IDV) as Chief Executive in March 1996 and was appointed to the Board of Grand Metropolitan plc. Prior to this he spent more than 30 years in marketing and general management positions with the General Foods Group and Kraft Foods International, subsidiaries of the Philip Morris Companies, rising to Chairman, Kraft Foods International. He is currently a non-executive director of The Body Shop International plc, Tomkins plc and General Mills Inc. He is also a patron of the advisory board of the Cambridge Centre for International Business and Management.

John Kevin Lomax – Non-Executive Director, Age 53

Appointed in September 2000. A founding member of Misys in 1979. He was Non-Executive Chairman of Misys from May 1980 until June 1985, since when he has been Executive Chairman, leading Misys through a period of significant growth. He has wide-ranging experience of the industrial sector including previous executive positions with Hanson and STC.

Dame Stella Rimington DCB – Non-Executive Director, Age 66

Appointed in January 1997. Her career with the Security Service spanned 27 years and she was the first woman Director General. Non-executive director of BG Group plc.

Graham John Oakley – Company Secretary, Age 45

Appointed in August 1997. He qualified as a Solicitor in 1982 and began his career with the Navy Army Air Force Institute (NAAFI). In 1985 he joined Marks & Spencer's Legal Department and was appointed Head of Legal in 1990. In addition, in 1997 he was appointed Company Secretary with responsibility for Internal Audit, Risk Assessment and Insurance. In September 2000 he assumed corporate responsibility for Human Resources reporting directly to the Chairman.

5.3 The details of those companies and partnerships outside the New Group of which the Directors are currently directors, or have been directors or partners at any time during the previous five years prior to the date of this document, are as follows:

Name of Director	Current directorships and partnerships	Previous directorships and partnerships
Luc Vandevelde	BGS ECR Europe	Promodés Global Commerce Initiative Carrefour SA
Roger Holmes	—	Kingfisher plc Woolworths plc
Alan McWalter	Constantine Holdings Limited Incorporated Society of British Advertisers	Woolworths plc
David Norgrove	Mencap Ltd The Community Channel The Hanover Foundation The Media Trust	Splendour.com Ltd
Laurel Powers-Freeling	—	Lloyds Abbey Life plc Lloyds TSB Private Bank Ltd Lloyds TSB Stockbrokers Ltd
Alison Reed	HSBC Bank plc	BBC Children in Need Ltd
Brian Baldock CBE	Cornhill Insurance plc First Artist Corporation p.l.c. Mencap Ltd. Sygen International Group p.l.c. Wellington Pub Company p.l.c.	Dalgety plc WMC Communications Ltd
Tony Ball	British Interactive Broadcasting Holdings Limited British Sky Broadcasting Group plc	—
Jack Keenan	Body Shop International PLC Tomkins plc General Mills, Inc. Grand Cru Consulting Ltd.	Cable & Wireless Communications plc Grand Metropolitan PLC Diageo PLC
Kevin Lomax	Hawling Development Company Limited Misys plc The Royal Opera House Foundation The Friends of Covent Garden Observatory Fitness Limited Observatory Management Limited	Royal Opera House Trust
Dame Stella Rimington DCB	BG Group plc Saint Felix School Town Close House Foundation Educational Trust Limited	GKR Associates Ltd Institute of Cancer Research Royal Air Force Museum Royal Marsden Hospital NHS Trust The Air League Whitehead Mann Group GKR Ltd

5.4 At the date of this document none of the Directors of Marks & Spencer Group:

(a) has any unspent convictions in relation to indictable offences;

(b) has been bankrupt or entered into an individual voluntary arrangement;

(c) was a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors;

(d) has been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

(e) has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; and

(f) has been subject to any public criticism by any statutory or regulatory authority (including any recognised professional body) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of the company.

6. Directors' and other interests in Marks & Spencer Group

6.1 Assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002, (the latest practicable date prior to the publication of this document), in accordance with the rights granted under the Marks & Spencer Share Option Schemes, the Directors will have the following beneficial interests in New Ordinary Shares and B Shares, on the Scheme becoming effective, by virtue of the effect of the Scheme on their holdings of Ordinary Shares.

Director	Number of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Percentage of issued share capital of Marks & Spencer Group
Luc Vandevelde	808,080	654,160	808,080	0.028%
Roger Holmes	285,456	231,083	285,456	0.010%
Alan McWalter	12,000	9,714	12,000	0.000%
David Norgrove	19,849	16,068	19,849	0.001%
Laurel Powers-Freeling	3,261	2,639	3,261	0.000%
Alison Reed	94,280	76,321	94,280	0.003%
Brian Baldock	69,900	56,585	69,900	0.002%
Tony Ball	2,000	1,619	2,000	0.000%
Jack Keenan	2,000	1,619	2,000	0.000%
Kevin Lomax	20,000	16,190	20,000	0.001%
Dame Stella Rimington	3,448	2,791	3,448	0.000%

The interests of the Directors together represent approximately 0.046 per cent of the issued share capital of Marks & Spencer in existence as at 28 January 2002, the latest practicable date prior to the publication of this document.

6.2 In addition to their having an interest in 1,320,274 Ordinary Shares as detailed in paragraph 6.1 above, the Directors also have interests in Ordinary Shares as at the date referred to in paragraph 6.1 above as a result of their participation in the Marks & Spencer Share Option Schemes. These interests were as follows

Director	Scheme	Date of Grant	Number of Shares	Option Price (pence)	Normal Expiry Date
Luc Vandevelde	1997	Mar 2000	3,984,674	261	Mar 2010
	2000	Jun 2001	380,858	256	Jun 2011
Roger Holmes	2000	Dec 2000	871,794	195	Dec 2010
	2000	Jun 2001	249,022	256	Jun 2010
	2000	Dec 2001	182,142	350	Dec 2011
Alan McWalter	1997	Jan 2000	721,310	305	Jan 2010
	2000	Jun 2001	175,780	256	Jun 2011
David Norgrove	1984	Jun 1992	22,176	329	Jun 2002
	1984	Jun 1993	8,211	341	Jun 2003
	1984	Jun 1994	5,940	404	Jun 2004
	1984 & 1987	Jun 1995	18,922	414	Jun 2005
	1987	Jun 1996	14,568	458	Jun 2004
	1987	Jun 1997	8,900	527	Jun 2005
	1997	Jun 1998	136,192	557	Jun 2008
	1997	Jun 1999	19,905	358	Jun 2009
	2000	Sep 2000	223,254	215	Jun 2010
	2000	Jun 2001	161,132	256	Jun 2011
	2000	Dec 2001	117,856	350	Dec 2011
	SAYE	Jan 1995	3,633	322	Jun 2002
	SAYE	Jan 1996	2,363	330	Jun 2003
	SAYE	Jan 2000	2,606	223	Jun 2003
	SAYE	Jan 2001	2,483	156	Jun 2004
Laurel Powers-Freeling	2000	Dec 2001	365,713	350	Dec 2011
Alison Reed	1984	Jun 1993	2,639	341	Jun 2003
	1984	Jun 1994	19,430	404	Jun 2004
	1984 & 1987	Jun 1995	62,984	414	Jun 2005
	1987	Jun 1996	4,986	458	Jun 2004
	1987	Jun 1997	18,512	527	Jun 2005
	1997	Jun 1998	39,646	557	Jun 2008
	1997	Jun 1999	72,357	358	Jun 2009
	2000	Sep 2000	148,836	215	Jun 2010
	2000	Jun 2001	140,624	256	Jun 2011
	2000	Dec 2001	141,428	350	Dec 2011
	SAYE	Jan 2000	1,513	223	Jun 2005
	SAYE	Jan 2001	8,653	156	Jun 2006

6.3 The interests of the Directors in the share capital are set out in paragraph 6.1 above. Directors who are participants in the Marks & Spencer Share Schemes will be treated in the same manner as other participants in those schemes. On the Scheme becoming effective, the Directors may have interests in New Ordinary Shares arising pursuant to their interests in Ordinary Shares under the Marks & Spencer Share Option Schemes referred to above. The extent to which they do have interests in New Ordinary Shares will depend upon whether they exercise or exchange their options. Where possible the Directors intend to exchange their options under the Marks & Spencer Share Option Schemes for options over New Ordinary Shares. Where this is not possible, they will retain their options over Ordinary Shares.

6.4 In addition to the above, the Directors are also within the class of beneficiaries of the Marks & Spencer Qualifying Employee Share Trust (which provides shares under the Marks & Spencer 1987 and 1997 Savings Related Share Option Schemes) and, as such, are interested in all its Ordinary Shares which amount to 1,968,954 as at 28 January 2002 (the latest practicable date prior to publication of this document).

6.5 The above interests are based upon the interests of the Directors in Ordinary Shares which (a) have been notified by each Director to Marks & Spencer pursuant to section 324 or section 328 of the Companies Act before 28 January 2002 (the latest practicable date prior to the publication of this document), or (b) are required pursuant to section 325 of the Companies Act to be entered into the register of directors' interests maintained under that section, or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a director of Marks & Spencer, be required to be disclosed under such sections of the Companies Act, and the existence of which is known to or could with reasonable diligence be ascertained by that director.

6.6 Save as set out above, no Director (nor any person connected with them) has any interests (beneficial or non-beneficial) in the share capital of Marks & Spencer Group. Save as set out above, no Director (nor any person connected with them) holds an interest in any other securities of the New Group.

6.7 Save as disclosed in paragraph 6.1, insofar as is known to Marks & Spencer Group on the Scheme becoming effective, assuming that no further Ordinary Shares have been purchased or issued after 28 January 2002 (the last practicable date prior to the publication of this document) the following persons will hold directly or indirectly, interests (as defined in Part 10 of the Act) representing three per cent or more of the issued New Ordinary Shares:

Name	Current holding of Ordinary Shares	Number of New Ordinary Shares	Number of B Shares	Per cent of issued ordinary share capital of Marks & Spencer Group
Brandes Investment Partners LP	197,024,133	159,495,726	197,024,133	6.9%
Legal & General	86,351,717	69,903,770	86,351,717	3.0%

6.8 Save as disclosed in paragraph 6.7 above, Marks & Spencer Group is not aware of any person who is, or will be, immediately following the Scheme directly or indirectly, interested in three per cent or more of the New Ordinary Shares.

6.9 Marks & Spencer Group is not aware of any person who, following implementation of the Scheme, directly or indirectly, acting jointly with others or acting alone, could exercise control over Marks & Spencer Group.

6.10 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the New Group and which was effected by any member of the New Group during the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

6.11 The impact of the Scheme on the Marks & Spencer Restricted Share Plans is detailed in paragraph 8 of this Part 7.

6.12 None of the Directors had a beneficial interest in any contract to which Marks & Spencer Group or its subsidiaries was a party during the financial year.

6.13 There are no outstanding loans or guarantees granted or provided by Marks & Spencer Group or any of its subsidiaries for the benefit of any Director.

7. Directors' service agreements

7.1 The remuneration (including salary and other benefits) payable under the Chairman's, Executive Directors', and Non-Executive Directors' service agreements are as follows:

	Appointment Date	Year ended 31.3.01 Salary £000s	Year ended 31.3.01 Benefits[1] £000s	Year ended 31.3.02 Estimated Salary[8] £000s
Chairman and Chief Executive				
Luc Vandevelde[2]	28 February 2000	650	184	650
Executive Directors				
Roger Holmes[3]	1 January 2001	124	672	425
Alan McWalter	1 January 2000	289	41	300
David Norgrove	18 September 2000	129	14	272
Laurel Powers-Freeling	6 November 2001	—	—	114
Alison Reed	11 July 2001	—	—	239
Non-Executive Directors				
Brian Baldock[4]	1 October 1996	81	—	34
Tony Ball	1 September 2000	20	—	34
Jack Keenan	1 September 2001	—	—	20
Kevin Lomax	1 September 2000	20	—	34
Dame Stella Rimington	1 January 1997	50	—	50
Retired Directors	**Retirement Date**			
Robert Colvill	31 December 2001	385	30	289
Sir Michael Perry	11 July 2001	34	—	11
Sir Ralph Robins	11 July 2001	34	—	11
Sir David Sieff	11 July 2001	34	5	11
Former Directors[5]		1,146	56	96
		2,996	1,002	2,590
Estimated benefits for Executive and Non-Executive Directors for the year ended 31 March 2002[6]				500
Aggregate remuneration[7]		**3,998**		**3,090**

Notes

1 Other than in notes 2 and 3 benefits relate mainly to the provisions of cars, fuel and travel. In addition, a payment is made to Alan McWalter, Roger Holmes and Laurel Powers-Freeling in respect of pension in the form of a supplement of 10 per cent of the difference between the pension earnings cap (£95,400 for the current tax year) and their base salary.

2 Benefits for Luc Vandevelde include a supplement of 16 per cent of base salary in lieu of membership of the Company Pension Scheme. In addition, under the terms of his service agreement the Company has agreed to provide accommodation on which he is assessed for tax.

3 Benefits for Roger Holmes to 31 March 2001 include compensation for the loss of future benefits and bonus from his previous employer in the form of 'restricted shares' at a cost of £554,000 and a payment of £100,000.

4 Brian Baldock relinquished the role of Non-Executive Chairman of Marks & Spencer on 28 February, 2000 and continued to assist the Chairman of Marks & Spencer in the transition period to the AGM in July 2000 after which his fee was reduced to £34,000 pa.

5 This comprises salary and benefits to 6 Executive and 1 Non-Executive Director who retired during the year to 31 March 2001 as detailed in the 2001 annual report. The disclosure for the current financial year relates to Robert Colvill's salary from 1 January 2002, as he remains an employee until 31 March 2002 to complete the restructuring announced in March 2001.

6 This includes the payment of £100,000 to Laurel Powers-Freeling as compensation for loss of benefits from previous employer.

7 No bonus was payable in the year to 31 March 2001. If financial targets set by the Remuneration Committee are met in this financial year the bonus award will be 50 per cent of salary. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Laurel Powers-Freeling will not participate in the current year's bonus, receiving instead a guaranteed £100,000 bonus as compensation for loss of bonus from her previous employer. Separate arrangements apply this year to Luc Vandevelde, see paragraph 7.3 below.

8 Full year equivalent salaries for directors appointed during the year are as follows: Laurel Powers-Freeling £320,000, Alison Reed £330,000 and Jack Keenan £34,000. David Norgrove received an increase in salary from £250,000 to £275,000 on 1 May 2001.

7.2 Executive Directors' Service Agreements

Each Executive Director is entitled to a company car for business and private use, 28 days annual holiday, reimbursement of business expenses and sick pay.

Executive Directors may be invited to participate in the executive share option scheme to be operated by Marks & Spencer Group. If, on termination, the Director loses any of the rights or benefits under the rules of this scheme (or the predecessor schemes), they shall not be entitled to be compensated for that loss. These predecessor schemes, available to all senior management, have operated since 1977 when shareholder approval was first granted, with subsequent schemes in 1984, 1987, 1997 and 2000.

The 2002 scheme is an annual grant scheme, with a maximum annual award (except in limited circumstances) of 300 per cent of base salary. Performance criteria for the exercise of all options have been imposed for all options granted since 1996. Those for the 2002 scheme are (unless a contrary decision is made):

- earnings per share growth of at least inflation plus an average of 3 per cent per annum for 50 per cent of each grant, measured from a fixed base of 14.5p or the actual earnings per share for the financial year preceding the date of grant, if higher; and

- earnings per share growth of at least inflation plus an average of 4 per cent per annum for the remaining 50 per cent of each grant, measured from a fixed base of 16.5p or the actual earnings per share for the financial year preceding the date of grant, if higher.

In addition, the Executive Directors are entitled to participate in the senior bonus scheme. Bonus payments are based on measurable achievement of challenging financial and business targets, set in the annual operating plan approved by the board of the New Company (as it may be constituted from time to time), and extend to all levels of management. If targets are achieved the bonus award is 50 per cent of salary for Executive Directors. Should these targets be significantly exceeded, payments can be made up to a maximum of 100 per cent of salary. Bonus payments for other management levels operate on a variable scale, based on the level of influence and accountability the employee has on the New Company's performance. Potential awards range up to a maximum of up to 40 per cent for achieved targets and up to 80 per cent for significantly exceeding targets. Bonus payments do not form part of pensionable salary and are not eligible for profit sharing.

No bonus was earned by management under the scheme in the year to 31 March 2001 as the Company performance did not meet the required targets.

Each Executive Director's contract provides for the New Company to give them not less than twelve months' notice. Luc Vandevelde, Roger Holmes and Alan McWalter were initially appointed as directors of the Company with service contracts entitling them to two years' notice, reducing proportionately to one year during the first twelve months of their appointment. Luc Vandevelde's contract now entitles him to nine months' notice. Employment will terminate automatically on a director's 60th birthday.

Each Executive Director has a provision in their employment contract entitling them on termination to a sum equal to the basic salary and benefits which they would have been entitled to receive under their service contract during their notice period. If the director would have been entitled to a bonus payment, the New Company will at the date on which the bonus would otherwise have been paid make a payment to the director subject to the rules of the relevant scheme and to the achievement of the relevant targets. Any entitlement under any share option scheme shall be determined in accordance with the rules of the scheme. Any such payments shall be subject to such deductions as may be required by law.

The Executive Directors (except Luc Vandevelde) are members of the Marks & Spencer Pension Scheme, which enables members to achieve the maximum pension of two-thirds of their salary at normal retirement date after 30 years' service. In the case of earnings over £100,000 per annum, the pensionable salary is usually based on an average of the earnings over the last three years to retirement. For all members who joined the scheme prior to 1 January 1996 no actuarial reduction is applied to pensions payable from the age of 58. Directors who joined on or after 1 January 1996 are subject to an actuarial reduction in their pension if payment starts prior to their normal retirement date.

Luc Vandevelde is not a member of the pension scheme, but instead receives a salary supplement equal to 16 per cent of salary.

Roger Holmes, Alan McWalter and Laurel Powers-Freeling are subject to the pension 'earnings cap', so that the element of their salary on which pension is calculated is restricted. To compensate for this fact, they each receive a salary supplement equal to 10 per cent of the difference between their salary and the 'earnings cap'.

Roger Holmes and Alan McWalter have pension arrangements based on a uniform accrual of 2/3rds of the pension 'earnings cap' less the pension which they have accrued from membership of previous employer pension schemes.

Post-retirement increases for pensions earned from 6 April 1997 are awarded on a statutory basis. All pensions earned for service prior to 6 April 1997 are guaranteed to increase by the rise in inflation, up to a maximum of 3 per cent per annum.

7.3 Under the terms of Luc Vandevelde's service contract, on recruitment in February 2000, the Company set strategic and qualitative targets for the award of his first annual bonus in 2001 which were subsequently met. However, in advance of the Remuneration Committee of the board of the Company meeting to determine his bonus award, he informed the committee that he wished to:

- waive any entitlement to a bonus for the year to 31 March 2001. This included 100 per cent of 13 months' salary totalling £704,000 and an opportunity to enhance this, over time, by a further £112,000.
- reduce his notice period entitlement from 12 months to nine months.

The Remuneration Committee has agreed the following in relation to his bonus for the year to 31 March 2002:

- award bonus of 100 per cent of salary if financial targets set by the Remuneration Committee are met;
- add to this bonus potential a sum equal to half of last year's waived bonus (£352,000) if those same financial targets are met;
- issue shares to him in May 2002, equal to the value of the other half of the waived bonus (£352,000).

No other director has waived remuneration.

7.4 Non-Executive Directors' Service Agreements

The Non-Executive Directors have service agreements with Marks & Spencer Group for an initial three year term which is terminable on three months' notice.

The Chairman, together with the Executive Directors, determines the remuneration of Non-Executive Directors who do not participate in the Company's or the New Company's employee share or annual bonus schemes.

7.5 Save as disclosed in paragraph 7.3 above, there is no arrangement under which a Director has agreed to waive future Marks & Spencer or Marks & Spencer Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

7.6 Should a senior management bonus be payable for the financial year ending 31 March 2002 a pro rata payment will be made to certain former directors, who retired in the year ended 31 March 2001, in accordance with their contracted entitlements.

8. Employee Share Schemes

The Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme

This scheme will be administered by the Marks & Spencer Group Board. All UK resident employees of Marks & Spencer Group and participating subsidiaries (including directors who are required to work at least 25 hours a week) with at least five years' service will be eligible to participate. The Marks & Spencer Group Board has a discretion to allow other employees to participate and in practice all employees with one year's service will be eligible to join the scheme.

Invitations to apply for options to acquire shares may normally only be issued within six weeks following the announcement by Marks & Spencer Group of its results for any period. No invitations may be issued later than 17 July 2007. Options may only be granted to employees who enter into Inland Revenue approved savings contracts, under which monthly savings are made over a period of three or five years. The minimum monthly saving is £5 and the maximum monthly saving may not exceed the statutory maximum (currently £250 under all subsisting savings contracts). An option will be personal to the participant and will not be transferable.

The exercise price will not be less than 80 per cent of the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day within the period of 30 days (or 42 days if applications are scaled down)

ending with the date of grant (or such other day or days as may be agreed with the Inland Revenue), provided that no such days may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

In normal circumstances, an option will only be exercisable in the six months following the third, fifth or seventh anniversary of the start of the related savings contract, as selected by the participant at the time of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. Whenever an option is exercised, it may only be exercised with the amount then repayable under the related savings contract.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme

This scheme will be administered in most respects by the Remuneration Committee of the Marks & Spencer Group Board (the "Committee"). Participants, who will be selected by the Committee, will be limited to employees and full-time directors of Marks & Spencer Group and its subsidiaries (and certain joint venture companies in which Marks & Spencer Group has an interest) and who are not within two years of their contractual retirement age.

Options may normally only be granted within the six weeks following the announcement by Marks & Spencer Group of its results for any period or at other times to a new appointee. No payment will be required for the grant of an option. An option will be personal to the participant and will not be transferable. Options may not be granted later than 19 July 2005.

No option may be granted to an individual if, at the time it is granted, it would cause the aggregate market value of the shares which he or she may acquire pursuant to options granted in the same calendar year under the scheme to exceed 300 per cent of basic salary. Exceptionally, where it is considered necessary to facilitate the recruitment of a particular individual, that person may be granted an option over shares to the value of 400 per cent of basic salary on appointment.

The exercise price will not be less than the middle-market quotation of a New Ordinary Share, as derived from the Daily Official List, on the dealing day before the date of grant or some other day before the date of grant agreed with the Inland Revenue, but not prior to the most recent announcement by Marks & Spencer Group of its results for any period.

The Committee intends to set performance conditions on the exercise of each option grant. Initially for 50 per cent of each grant, earnings per share ("EPS") will be required to exceed inflation plus an average of 3 per cent per annum measured from an EPS base of 14.5 pence or the actual EPS for the financial year preceding the date of grant, if higher. For the remaining 50 per cent of each grant, the EPS must exceed inflation plus an average of 4 per cent per annum from an EPS base point of 16.5 pence, or the actual EPS for the financial year preceding the date of grant, if higher. If performance is not satisfied after three years, performance will be remeasured annually until the sixth anniversary of grant, but always from the same base point for each option. To the extent that the performance conditions have not been satisfied at this point in part or in full, the option will lapse.

Subject to satisfaction of the performance target, an option will normally be exercisable between three and 10 years of its date of grant. Special rules apply on termination of employment or in the event of a takeover, amalgamation, reconstruction or a voluntary winding-up of Marks & Spencer Group. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company.

Exercised options may be satisfied by the issue of new shares to the participant or by transferring to the participant shares acquired by an employee trust.

Shares allotted under the scheme will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event of any variation of share capital, or (except for Inland Revenue approved options) the payment of a capital or special dividend or of any other circumstances similarly affecting options, the Committee may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the scheme which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

The Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan

The plan will be constituted by a trust deed. The trustees will be either a subsidiary company within the New Group or a firm of professional trustees (the "Trustees"). Save to the extent required by the terms of the trust deed, the plan will be administered by the Marks & Spencer Group Board.

The Marks & Spencer Group Board will decide each year which (if any) of the following elements will be offered to employees, provided that the plan may not be operated later than 19 July 2010:

(i) "Free Shares" which may be allocated subject to a limit in any tax year of £3,000 or such higher limit as may be permitted by the relevant legislation. Free Shares may be allocated equally, or on the basis of salary, length of service or hours worked, or on the basis of the performance of Marks & Spencer Group, one or more business units and/or individual performance, within the limits specified by the relevant legislation.

(ii) "Partnership Shares" which an employee may purchase, through the Trustees, out of his or her pre-tax earnings. The market value of Partnership Shares which an employee can agree to purchase in any tax year under the current legislation may not exceed £1,500 (or 10 per cent of an employee's salary if lower).

(iii) "Matching Shares" which may be allocated to an employee following a purchase of Partnership Shares. Matching Shares are additional free shares. The maximum ratio of Matching Shares to Partnership Shares is 2:1, or such higher limit as may be permitted by the relevant legislation.

Participation in the plan must be offered to all UK tax-resident employees who have completed such period of employment (if any) as the Marks & Spencer Group Board may specify not exceeding, broadly, 18 months prior to shares being awarded. The Marks & Spencer Group Board may allow other employees to participate.

The Trustees may either subscribe for New Ordinary Shares or purchase New Ordinary Shares in the market. The money to buy shares will be provided either by the employee's employing company or, in the case of Partnership Shares, by the employee.

The Trustees will initially hold all Free Shares or Matching Shares allocated to employees and any Partnership Shares acquired on the employees' behalf. Employees can withdraw Partnership Shares from the Trust at any time. Free Shares and Matching Shares must normally be held by the Trustees for a minimum period after allocation of between three and five years.

Free Shares and Matching Shares may be awarded on terms that, if the employee ceases to be employed (other than in certain circumstances) within the New Group within three years of being allocated the shares (or such shorter period as may be specified), his or her rights to those shares will be forfeited. Similarly, Matching Shares may be awarded on terms that they will be forfeited if the corresponding Partnership Shares are withdrawn within a period of up to three years.

While shares are held by the Trustees, employees will be treated as the beneficial owners of the shares. Any dividends received in respect of shares held by the Trustees may, as the Marks & Spencer Group Board may decide, be used to acquire additional shares for employees or may be distributed to them.

Shares allotted under the Plan will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

Subject to exceptions, amendments to the main provisions of the plan which are to the advantage of employees or participants may not be made without the prior approval of the Marks & Spencer Group in general meeting.

The Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme (the "Delayed Scheme") and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme (the "Immediate Scheme")

The Delayed Scheme and the Immediate Scheme were approved by Marks & Spencer's shareholders in 1997. The schemes work in tandem, giving participants the opportunity to elect to receive ordinary shares either on a tax efficient but deferred basis through the Delayed Scheme or on an immediate basis without tax advantages through the Immediate Scheme.

The Delayed Scheme is approved by the Inland Revenue under the Income and Corporation Taxes Act 1988 as a profit sharing scheme. Due to a change in the legislation, approval of new profit sharing schemes is no longer possible and existing approved schemes cannot be operated after 31 December 2002. So as to have the flexibility to make one further appropriation of shares through the Delayed Scheme, the rules of the Delayed Scheme will be changed to allow it to operate using New Ordinary Shares. A corresponding amendment will be made to the Immediate Scheme. After 2002, benefits will be provided under the All-Employee Share Ownership Plan described above.

The following description explains how Marks & Spencer Group intends to operate the schemes in 2002 (if at all) after the Scheme becomes effective.

The Board may, at its discretion, allocate a proportion of profits to acquire New Ordinary Shares for qualifying employees who will be given the choice of receiving the shares through the Delayed Scheme or through the Immediate Scheme.

Under the Delayed Scheme, sums paid to the trustees of the Delayed Scheme (the "Trustees") by participating companies will be used to acquire New Ordinary Shares for allocation to the participating employees. The shares will be acquired as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. The shares will be registered in the Trustees' names and must normally be held by the Trustees for a minimum period of three years before being released to the participating employees. During the first two years, the shares can only be sold or released in special circumstances such as death or redundancy. Shares can be released or sold during the third year but are then subject to income tax. If a participating employee's entitlement to shares exceeds the statutory limit applicable under the Delayed Scheme, the balance will be received under the Immediate Scheme.

The Immediate Scheme does not qualify for Inland Revenue approval. Participating employees will, therefore, receive fewer New Ordinary Shares than under the Delayed Scheme because individual allocations are subject to deduction of income tax and are also subject to national insurance contributions. The net amount allocated to a participating employee will be applied in acquiring New Ordinary Shares on his behalf as soon as practicable after the announcement of Marks & Spencer Group's results for the previous financial year. Employees are free to dispose of the shares as soon as they receive them.

The amount which may be allocated to the schemes to acquire New Ordinary Shares may be calculated in a number of ways but it is currently intended that, as has been the practice in the past, the funds allocated to acquire shares for each participating employee will be in proportion to that employee's taxable remuneration from the New Group in the financial year of the New Group in respect of which the allocation is calculated.

UK or Isle of Man resident employees of Marks & Spencer and of its participating subsidiaries, including directors who are required to work at least 25 hours per week, who have completed at least five years' service at the day when shares are to be appropriated, will be eligible to participate in the schemes unless, prior to the date on which the shares are allocated, they leave the New Group for specific disciplinary reasons. The Board has a discretion to permit other employees to participate and in practice all employees with two years' service are eligible to join the scheme.

The maximum allocation that may be made to any qualifying employee under the Delayed Scheme is £3,000, or, if greater, 10 per cent of UK taxable earnings up to a maximum of £8,000. Any excess entitlement will be paid to the employee through the Immediate Scheme.

Shares may be acquired under the Delayed and Immediate Schemes by market purchase or by subscription. The subscription price of any shares subscribed for by the Trustees under the Delayed Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on a dealing day, or the average of that price over a number of consecutive dealing days, within the period of 30 days ending with the date of appropriation. No part of the 30-day period may fall before the most recent announcement by Marks & Spencer Group of its results for any period.

The subscription price of any shares subscribed for under the Immediate Scheme may not be less than the middle market quotation of a New Ordinary Share, as derived from the Daily Official List, on the day of subscription.

Shares allotted under the schemes will rank equally with all other New Ordinary Shares for the time being in issue. However, they will not rank for dividends payable by reference to the previous financial year, nor will they rank for any other rights if the record date is prior to the date of allotment. Application will be made to the UK Listing Authority for shares issued under the schemes to be admitted to the Official List.

While shares remain held by the Trustees under the Delayed Scheme, the employee to whom they have been allocated is the beneficial owner of the shares and is entitled to receive all dividends and to participate in rights and capitalisation issues in the same way as other shareholders.

Shares acquired by an employee under the Immediate Scheme belong to that employee both legally and beneficially.

Subject to exceptions, amendments to the main provisions of the schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

The Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland)

Save to the extent required to meet the legislative requirements applicable in the Republic of Ireland, this scheme is identical in all material respects to the Delayed Scheme. Unlike the Delayed Scheme, however, it may continue to operate until 30 July 2007.

The Marks and Spencer Group p.l.c. 2002 Restricted Share Plan

This plan will be administered by the Committee. Participants in the Restricted Plan will be selected by the Committee. Participants will be limited to employees of Marks & Spencer Group and its subsidiaries. Directors of Marks & Spencer Group will not be eligible to participate.

Under the plan, an eligible employee may receive an award of New Ordinary Shares (the "Restricted Shares") from the trustee (the "Trustee") of an employee trust. An award of shares consists of the transfer to the participant of the legal and beneficial interest in the New Ordinary Shares subject to certain restrictions, and the risk of forfeiture, applying over a period (the "Restricted Period") of three years from the date of the award.

New Ordinary Shares required for the purposes of making awards under the Restricted Plan will normally only be acquired in the market. In particular, the Trustee may not subscribe for any New Ordinary Shares for the purposes of making awards.

During the Restricted Period, the participant must:

(i) waive his entitlement to all dividends payable on the Restricted Shares other than any declared by the Committee to be a special dividend; and

(ii) not transfer, pledge or in any other manner alienate or dispose of his interest in the Restricted Shares or any value which he receives in respect of them except to the extent that he becomes liable to tax on the Restricted Shares before the end of the Restricted Period.

A participant's Restricted Shares will normally become free of restrictions at the end of the Restricted Period at which time Marks & Spencer Group will pay him an amount which, after deduction of tax and social security contributions, is equal to the net of tax dividends which he would have received on his Restricted Shares but for the waiver mentioned above. A participant's Restricted Shares will also vest immediately if he dies, and may do so if he leaves employment in limited compassionate circumstances. Restricted Shares may also be sold before the end of the Restricted Period if it becomes necessary for the participant to meet any income tax or social security liability before that time.

A participant will forfeit his Restricted Shares if:

(i) he is in breach of his obligations under the Restricted Plan; or

(ii) he ceases to be employed within the New Group before the end of the Restricted Period other than in limited compassionate circumstances.

If any person obtains control of Marks & Spencer Group as a result of making a general offer, the participant must (if the New Company so directs) convert any value which he receives in respect of his Restricted Shares into UK government securities (or such other investment as the Trustee, after consulting the Committee, may decide) and such securities will continue to be subject to the rules of the Restricted Plan during the remainder of the Restricted Period.

The Committee may amend the rules of the plan as it thinks fit.

Limitations on the number of shares that may be issued under the Marks & Spencer Group Share Schemes

The employee share schemes of Marks & Spencer Group are subject to the following overall limits on the number of New Ordinary Shares which may be subscribed:

(i) in any ten-year period, not more than ten per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any share option scheme or subscribed under any other employees' share scheme adopted by Marks & Spencer Group;

(ii) in any ten-year period, not more than five per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may in aggregate be put under option under any executive share option scheme adopted by Marks & Spencer Group;

(iii) in any one year, not more than one per cent of the issued ordinary share capital of Marks & Spencer Group for the time being may be issued to the trustees of the Profit Sharing Schemes; and

(iv) in any three year period shares may not be issued to the Trustees of the Profit Sharing Schemes so that the number of shares so issued, when added to shares issued in the same three year period (other than on the exercise of options) under employees' share schemes adopted by Marks & Spencer Group, and the number of shares put under option under any share option scheme in that three-year period, will exceed three per cent of the issued ordinary share capital of Marks & Spencer Group for the time being.

For the purposes of these limits:

(i) shares issued by Marks & Spencer and options granted over such shares under employees' share schemes established by Marks & Spencer will count against the above limits (subject to any necessary adjustment in the event of a variation of capital within Marks & Spencer); and

(ii) options which lapse in accordance with the rules of the relevant scheme cease to count and options to purchase shares (rather than to subscribe for shares) do not count.

Additional schemes

In addition to the above, the Marks & Spencer Group Board has authority to establish further schemes based on the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme and the Marks and Spencer Group p.l.c. 2002 All-Employee Share Ownership Plan, modified to take account of local tax, exchange control or securities laws in overseas jurisdictions provided that any shares made available under such further schemes are treated as counting against the limits on individual or overall participation in the scheme from which such further schemes derive.

Marks & Spencer Share Option Schemes

Options, which are not transferable, entitle the holders to acquire (by purchase or subscription) Ordinary Shares at a price which, in the case of the executive share option schemes, was equal to the market value of the shares at or about the time of grant and, in the case of the savings related share option schemes, was equal to 80 per cent of the market value of the shares at or about the time of grant.

If the Scheme is sanctioned, options will, if not already exercisable, become exercisable when the Scheme has been sanctioned by the Court provided that, in the case of the executive share option schemes, the relevant performance targets to which the options are subject (if any) have been met.

As an alternative to exercise, participants in the 1997 Savings Related Share Option Scheme and the 1997 and 2000 Share Option Schemes will be offered the opportunity to surrender their options over Ordinary Shares in exchange for options ("new options") over New Ordinary Shares on the basis of one New Ordinary Share for every Ordinary Share under option.

Where the existing options are subject to performance targets, the new options will be granted subject to corresponding performance targets relating to Marks & Spencer Group instead of Marks & Spencer. The terms of the new options, and the exercise price of each option, will be the same as the existing options.

On the exercise of options which are neither exchanged nor lapse following the Scheme, the Ordinary Shares allotted on exercise will be exchanged for New Ordinary Shares.

Shares allotted on the exercise of options under the schemes will rank equally with other New Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment (or, in some cases, before a dividend is announced). Application will be made to the UK Listing Authority for such shares to be admitted to the Official List.

In the event or any variation of share capital, and in some cases of the payment of a special dividend or of any other circumstances similarly affecting options, the Marks & Spencer Group Board may make such adjustments as it considers appropriate to the number of shares subject to options and the price payable on their exercise.

Subject to exceptions, amendments to the main provisions of the Marks & Spencer Share Option Schemes which are to the advantage of employees or participants may not be made without the prior approval of the Company in general meeting.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 131,213,232 Ordinary Shares were subject to options under these schemes at exercise prices of between 156 pence and 557 pence.

The Marks & Spencer Profit Sharing Schemes

Ordinary Shares held by the trustees of the Profit Sharing Schemes will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. The New Ordinary Shares and B Shares will be held in trust on behalf of participants on the same terms as the Ordinary Shares currently held under the Profit Sharing Schemes, as described above.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 9,406,810 Ordinary Shares were held by the trustees under these schemes.

The Marks & Spencer Restricted Share Plans

Ordinary Shares held by participants in the Marks & Spencer Restricted Share Plans will be replaced by New Ordinary Shares and B Shares on the same basis as for other Marks & Spencer Shareholders when the Scheme becomes effective. Participants (other than Luc Vandevelde who was liable to income tax when the shares were awarded to him) will, as a result of the Scheme, incur an income tax liability. There is no mechanism in the tax legislation for deferring this tax liability until the replacement B Shares and New Ordinary Shares cease to be subject to forfeiture in accordance with the rules of the plans. The Remuneration Committee does not consider that it is fair and reasonable for these participants to incur an income tax liability on a benefit which they may never receive. Accordingly, the Remuneration Committee has decided that, upon the Scheme becoming effective, the restrictions applicable to the B Shares and the New Ordinary Shares will cease to apply except in respect of Luc Vandevelde. As a condition of lifting the restrictions, however, the participants will be required to enter into an agreement with the Company that, in the event that they cease to be employed in circumstances where, but for the Scheme, their shares would have been forfeited, they must pay the Company an amount equal to the market value of the shares on the date of release (less the tax payable on release). Directors affected by this will be Roger Holmes and Alison Reed who will incur tax liabilities on 282,326 and 80,000 restricted shares respectively.

As at 28 January 2002 (the latest practicable date prior to the publication of this document), a total of 1,524,775 Ordinary Shares were subject to outstanding awards under this plan.

9. Subsidiaries and associated undertakings

Following implementation of the Scheme, Marks & Spencer Group will directly own 100 per cent of the issued share capital of Marks & Spencer. Accordingly, following implementation of the Scheme, Marks & Spencer Group will be the holding company of the New Group. The following table shows what will be the principal subsidiary and associated undertakings of New Group, being those which New Group considers to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the New Group, and the New Group's percentage interest in those companies.

Name	Registered Office	Principal activity	Country of incorporation and operation	Proportion of voting rights and shares held by: Marks & Spencer Group	A subsidiary
Marks and Spencer p.l.c.	London, Great Britain	Retailing	Great Britain	100%	–
Marks & Spencer International Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer (Nederland) BV	Amsterdam, Netherlands	Holding Company	The Netherlands	–	100%
Marks & Spencer Finance Inc	Wilmington, Delaware, US	Holding Company	United States	–	100%
Marks & Spencer Ventures Limited	London, Great Britain	Holding Company	Great Britain	–	100%
SA Marks & Spencer (Belgium) NV	Brussels, Belgium	Retailing	Belgium	–	100%
Marks & Spencer (Portugal) Lda	Lisbon, Portugal	Retailing	Portugal	–	100%
Marks & Spencer Stores BV	Amsterdam, Netherlands	Retailing	The Netherlands	–	100%
Marks & Spencer (Deutschland) GmbH	Cologne, Germany	Retailing	Germany	–	100%
Marks & Spencer (Ireland) Limited	Dublin, Ireland	Retailing	Republic of Ireland	–	100%
Kings Super Markets Inc	West Caldwell, New Jersey, US	Retailing	United States	–	100%
Marks & Spencer (Asia Pacific) Limited	Kowloon, Hong Kong	Retailing	Hong Kong	–	100%
M&S Card Services Limited	London, Great Britain	Credit Card Handling	Great Britain	–	100%
Marks & Spencer Retail Financial Services Holdings Limited	London, Great Britain	Holding Company	Great Britain	–	100%
Marks & Spencer Financial Services Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Unit Trust Management Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Savings and Investments Limited	London, Great Britain	Financial Services	Great Britain	–	100%
Marks & Spencer Life Assurance Limited	London, Great Britain	Financial Services	Great Britain	–	100%
MS Insurance Limited	St Sampson's, Guernsey	Financial Services	Guernsey	–	100%
St Michael Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Finance p.l.c.	London, Great Britain	Finance	Great Britain	–	100%
Marks & Spencer Property Holdings Limited	London, Great Britain	Property Investment	Great Britain	–	100%
The Zip Project Limited	London, Great Britain	Childrenswear Design & Procurement	Great Britain	–	75%

10. Significant changes

Save as disclosed in paragraph 6 'Current trading and prospects' in Part 1 of this document, there has been no significant change in the financial or trading position of Marks & Spencer since 29 September 2001, being the date to which Marks & Spencer prepared its last interim statements.

Since its incorporation, Marks & Spencer Group has not traded, nor has there been any significant change in its financial or trading positions, save as disclosed in note 2 on page 17 of Part 3 of this document.

11. Principal Establishments

Marks & Spencer Group's principal establishments which are occupied by the Company and/or its subsidiaries are:

Address	Current use	Details of establishment	Approximate area (sq.ft)
Michael House Baker Street London W1U 8EP	Head Office	Long leasehold, expiring September 2104, for which a peppercorn rent is paid	43,000
Chester Business Park Chester CH99 9ZW	Marks & Spencer Financial Services	Freehold	186,000

12. Litigation

No member of the New Group is or has been involved in any legal or arbitration proceedings nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the New Group which may have, or have had during the 12 months preceding the date of this document, a significant effect on the New Group's financial position.

13. Material contracts

The contracts described below, not being contracts entered into in the ordinary course of business, are the only contracts which either (a) have been entered into by Marks & Spencer Group or members of the New Group within the two years immediately preceding the date of this document and are or may be material to Marks & Spencer Group or the New Group; or (b) (regardless of when entered into) contain obligations or entitlements which are material to the New Group:

(a) On 25 September 2001 the Company, Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. renewed a Euro Medium Term Note Programme under which each of the companies is an issuer. Notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c. are guaranteed by the Company. The aggregate nominal amount of notes outstanding must not at any time exceed £3,000,000,000. Notes issued under the programme must not be less than one month or more than 30 years from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any currency agreed between the relevant issuer, the programmme's dealers and (in the case of notes issued by Marks & Spencer Finance p.l.c. and St Michael Finance p.l.c.) the Company. Marks & Spencer notes are, or when issued, will be listed on the London Stock Exchange. The notes are constituted by a trust deed between the companies and The Law Debenture Trust Corporation p.l.c. dated 1 July 1996 (as amended and restated at 25 September 2001). The programme's dealers are appointed pursuant to a distribution agreement dated 1 July 1996 (as amended and restated at 25 September 2001) and the administration of certain aspects of the programme is provided for in an agency agreement dated 1 July, 1996 (as amended and restated at 25 September 2001).

(b) On 1 March 2001 St Michael Finance p.l.c. entered into a Global Commercial Paper Programme. Notes issued by St Michael Finance p.l.c. under the programme are guaranteed by Marks & Spencer. The aggregate nominal amount of notes outstanding must not at any time exceed £1,000,000,000. The term of notes issued under the programme must not be less than one day or more than 364 days from their date of issue and, subject to compliance with relevant laws, regulations and directives, may be issued in any freely transferable currency which is freely convertible into sterling, other than notes sold in the United States which must be in US dollars only. Notes for sale outside the United States are issued pursuant to an Agency Agreement dated 1 March 2001 and notes for sale in the United States are issued pursuant to an Issuing and Paying Agency Agreement dated 1 March 2001. Marks & Spencer's guarantee is provided for in a deed of guarantee dated 1 March 2001 (for notes sold outside the United States) and a guarantee dated 1 March 2001 (for notes sold in the United States). In the event that any notes sold outside the United States and which are not in definitive form become void, persons with rights thereunder will acquire, pursuant to a Deed of Covenant made by Marks & Spencer on 1 March 2001, the same rights against Marks & Spencer as attached to definitive notes issued under the programme. The programme's dealers are appointed pursuant to a dealer agreement dated 1 March 2001.

(c) On 20 June 2001 Marks & Spencer entered into an agreement pursuant to which it sold 78 freehold and long-leasehold properties to Diamond Property Holdings Limited, a member of the Group. Marks & Spencer agreed to lease back each of those properties until March 2027. On 31 October 2001 Diamond Holdings Limited and

Marks & Spencer International Holdings Limited (both members of the Group) agreed to sell the shares in Diamond Property Holdings Limited to New Liberty Limited.

The aggregate consideration for the sale of the 78 properties and the sale of the shares in Diamond Property Holdings Limited was £348,000,000. Marks & Spencer's total annual rent under the leases is approximately £24.6 million (subject to annual increases of 1.95 per cent).

Marks & Spencer has the right to renew each of the leases for up to a further 40 years at an open market rent. Marks & Spencer may terminate leases accounting for up to 34 per cent of the annual rent roll on a phased basis between March 2006 and March 2013 without penalty.

(d) On 3 December 2001 Marks & Spencer announced a securitisation of rental income from a portfolio of its properties. Marks & Spencer subsequently transferred or agreed to transfer a portfolio of 45 retail premises to Amethyst Leasing (Properties) Limited ("Amethyst Leasing") (a Group company) pursuant to agreed form transfers, an Agreement for Sale and Leaseback and Conditional Sale and Leaseback Agreements. The gross consideration for the transfer was £350,475,000. Amethyst Leasing funded the acquisition of the properties through a £331 million loan provided by Amethyst Finance p.l.c. (a non Group company) and (in respect of the balance) from funds ("Subordinated Loans") provided by Marks & Spencer pursuant to a Subordinated Loan Agreement. The funds advanced by Amethyst Finance p.l.c. were raised through a £331 million bond issue and will be repaid by Amethyst Leasing from the rental income it receives from Marks & Spencer in respect of the transferred properties (described below) and also from a refinancing of the portfolio at maturity of a loan Amethyst Finance p.l.c. Amethyst Leasing has entered into a Liquidity Facility Agreement with Lloyds TSB Bank plc under which the bank will make up shortfalls in such rental income.

Amethyst Finance p.l.c. has an option to sell to Marks & Spencer on the maturity of the loan from Amethyst Finance p.l.c. to Amethyst leasing, all of its rights and interest in the loan agreement between Amethyst Finance p.l.c. and Amethyst Leasing. The consideration for such sale will be the lesser of the amount outstanding under the loan or the value of the properties providing security for that loan at that time.

Marks & Spencer has agreed to lease-back each of the properties transferred to Amethyst Leasing pursuant to an agreed form lease for a 25 year term, with rental increases of 0.5 per cent per annum. The initial total annual rent payments will amount to approximately £23.5 million. An additional 14 retail premises have been selected which, subject to satisfying certain criteria, may be substituted for properties currently involved in the transaction.

Marks & Spencer and Amethyst Leasing have granted security over certain of their interests in the transferred properties and Amethyst Leasing (Holdings) Limited (the intermediate holding company of Amethyst Leasing) has granted security over the shares in Amethyst Leasing, in each case in favour of Law Debenture Trustee Limited (holding on trust for itself, Amethyst Finance p.l.c. and certain others) to secure the obligations of Amethyst Leasing under the Intercompany Loan Agreement. Marks & Spencer, Amethyst Leasing and Amethyst Leasing (Holdings) Limited have also entered into a Deed of Covenant in which they make certain representations and covenants in relation to tax matters (including secondary tax liabilities) for the benefit of Law Debenture Trustees Limited. Marks & Spencer has granted security over its interest in the Subordinated Loan in favour of Law Debenture Trustees Limited (holding for itself and Amethyst Leasing) to secure certain obligations of Marks & Spencer under the Deed of Convenant.

Marks & Spencer Group has not (a) entered into any contract within the two years immediately preceding the date of this document which is or may be material to Marks & Spencer Group; or (b) (regardless of when entered into) entered into any contract which contains obligations or entitlements which are material to Marks & Spencer Group or the Group.

14. Information on the CREST settlement system

CREST, the computerised paperless system for settlement of sales and purchases of shares in the London securities markets, commenced operations in July 1996.

The CREST Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Uncertificated Securities Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo.

The Marks & Spencer Group Articles contain specific provisions to enable the New Ordinary Shares and B Shares to be dematerialised into a relevant system, including CREST. A copy of the Marks & Spencer Group Articles is available for inspection as described in paragraph 18 below.

The Board of Marks & Spencer Group has resolved to enable any or all of the New Ordinary Shares and B Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instructions of transfer and issue share certificates in respect of New Ordinary Shares and B Shares held in certificated form.

It is currently anticipated that the New Ordinary Shares and the B Shares will be eligible to join CREST with effect immediately upon admission to trading on the London Stock Exchange.

15. Working Capital

Marks & Spencer Group is of the opinion that, following the Proposals becoming effective, the New Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of publication of this document.

16. Consents

16.1 Cazenove has given and not withdrawn its written consent to the issue of this document and the references to its name in the form and context in which it is included.

16.2 PricewaterhouseCoopers has given and not withdrawn its written consent to the inclusion in this document of their letter and report and the references thereto, and to their name in the form and context in which they appear and have authorised the contents of their letter and report for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

17. Miscellaneous

(a) The total costs and expenses of, or incidental to, the Proposals are estimated to be approximately £9.3 million (exclusive of VAT).

(b) The auditors of Marks & Spencer Group are PricewaterhouseCoopers, Chartered Accountants and Registered Auditors, whose address is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers, have audited the consolidated financial statements of Marks & Spencer for the three years ended 31 March 2001.

(c) PricewaterhouseCoopers has audited the non-statutory accounts of Marks & Spencer Group for the period from incorporation, 23 July 2001 to 23 January 2002. No other accounts of Marks & Spencer Group have been prepared or audited.

(d) Directors and employees of Cazenove, the financial adviser to Marks & Spencer Group, who have been advising the Company hold, in aggregate, an interest in 1,675 Ordinary Shares of Marks & Spencer.

(e) The New Ordinary Shares and B Shares are not being marketed to, nor are any available for purchase in whole or in part by, the public in the United Kingdom or elsewhere in connection with the Admission to the Official List. No application is being made for the New Ordinary Shares and B Shares to be listed in France, the Netherlands or Belgium.

(f) The financial information set out in this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Statutory accounts for Marks & Spencer for each of the three years ended 31 March 1999, 2000 and 2001 have been delivered to the Registrar of Companies in England and Wales. The auditors of Marks & Spencer have made reports under section 235 of the Act in respect of these statutory accounts and each such report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Act.

18. Documents available for inspection

Copies of the following documents may be inspected at the offices of Slaughter and May, 35 Basinghall Street, London EC2V 5BB, during usual business hours on any weekday (Saturdays, Sunday and public holidays excepted), until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the EGM:

(a) the memorandum and articles of association of Marks & Spencer in their current form;

(b) the memorandum and articles of association of Marks and Spencer Group p.l.c.;

(c) the audited consolidated accounts of Marks & Spencer for the financial periods ended 31 March 2001, 31 March 2000 and 31 March 1999;

(d) the interim accounts of Marks & Spencer for the six months ended 30 September 2001;

(e) the letter of PricewaterhouseCoopers set out in section 1 of Part 3;

(f) copies of the Directors' service contracts and letters of appointment referred to in paragraph 7 of this Part 7;

(g) the rules of the Marks & Spencer Share Schemes and the rules of the Marks & Spencer Group Share Schemes referred to in paragraph 8 of this Part 7;

(h) the written consents of Cazenove & Co. Ltd and PricewaterhouseCoopers referred to in paragraph 16 of this Part 7;

(i) the material contracts referred to in paragraph 13 of this Part 7;

(j) the Circular; and

(k) this document.

Definitions

The following definitions shall apply to other words and phrases used in this document except where the context requires otherwise:

"Accountants' Report"	the report prepared by PricewaterhouseCoopers in relation to Marks & Spencer Group;
"Admission", "Introduction" or "Listing"	admission of the New Ordinary Shares and B Shares to (i) the Official List and (ii) trading on the London Stock Exchange's markets for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2001 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"ADR"	an American depositary receipt;
"ADS"	an American depositary share;
"ADS Depositary"	JPMorgan Chase Bank in its capacity as (i) the Marks & Spencer ADS Depositary under the Marks & Spencer ADS Deposit Agreement and (ii) the Marks & Spencer Group ADS Depositary under the Marks & Spencer Group ADS Deposit Agreement;
"B Share Capital"	the aggregate of the issued B Shares of the Marks & Spencer Group;
"B Share Choices"	the alternatives available to holders of B Shares being the Immediate 70 pence Redemption or the Deferred 70 pence Redemption;
"B Shares"	the B Shares of 70 pence each in the capital of the Marks & Spencer Group, carrying the rights and restrictions summarised in Part 6;
"Board" or "Directors"	the directors of Marks & Spencer Group, whose names are set out on page 5 of this document;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"Cazenove"	Cazenove & Co. Ltd;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Circular"	the circular sent to Marks & Spencer Shareholders dated 29 January 2002 which contains details of the Proposals;
"Companies Act"	the Companies Act 1985, as amended;
"Continuing Dividend"	the non-cumulative dividend, payable semi annually in arrears set at 75 per cent, of 6 months' LIBOR payable on the nominal amount of 70 pence per B Share, as more fully described in Part 6;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme; or the hearing of the petition to confirm the Marks & Spencer Group Reduction of Capital as the context requires;
"Court Meeting"	the meeting of Marks & Spencer Shareholders convened by order of the Court for 28 February 2002 and any adjournment of that meeting;

"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CREST Shareholders"	Shareholders holding in uncertificated form in CREST;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Deferred 70 pence Redemption"	the choice of Shareholders to keep their B Shares subject to the right to have their B Shares redeemed at a future date by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"EGM"	the Extraordinary General Meeting of Marks & Spencer;
"Form of Election"	the form which enables Shareholders to choose one of the B Share Choices;
"Form of Proxy"	the BLUE Form of Proxy for use at the Court Meeting or the GREEN Form of Proxy for use at the EGM;
"Group"	Marks & Spencer and its subsidiary undertakings, before the Scheme Effective Date;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Immediate 70 pence Redemption"	the choice of Shareholders to have their B Shares redeemed immediately by Marks & Spencer Group at 70 pence per B Share, as more fully described in Part 6;
"ISAs"	individual savings accounts;
"LIBOR"	the London inter-bank offered rate, being the rate at which lending banks in the London market offer to take sterling deposits from one another, to be determined on the basis set out in Part 6 of this document;
"Listing Rules"	the rules and regulations made by the UK Listing Authority pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	the London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange plc;
"Marks & Spencer" or the "Company"	Marks and Spencer p.l.c., incorporated and registered in England and Wales under the Companies Act with registered number 214436;
"Marks & Spencer ADR"	an ADR evidencing Marks & Spencer ADSs;
"Marks & Spencer ADS"	an ADS, each representing 6 Ordinary Shares, issued by the ADS Depositary in accordance with the Marks & Spencer ADS Deposit Agreement;
"Marks & Spencer ADS Deposit Agreement"	the deposit agreement dated 25 March 1988, as amended, between Marks & Spencer, the ADS Depositary and holders from time to time of Marks & Spencer ADSs issued under it;
"Marks & Spencer Articles"	the current articles of association of Marks & Spencer;
"Marks & Spencer Group" or the "New Company"	Marks and Spencer Group p.l.c., the parent company of the New Group following the Scheme becoming effective;
"Marks & Spencer Group ADR"	an ADR evidencing Marks & Spencer Group ADSs;

"Marks & Spencer Group ADS"	an ADS, each representing 6 New Ordinary Shares, issued by the ADS Depositary in accordance with the provision of the Marks & Spencer Group Deposit Agreement;
"Marks & Spencer Group Articles"	the new articles of association of Marks & Spencer Group;
"Marks & Spencer Group Deposit Agreement"	the deposit agreement expected to be dated as of the Scheme Effective Date between Marks & Spencer Group, the ADS Depositary and holders from time to time of Marks & Spencer Group ADSs issued under the deposit agreement;
"Marks & Spencer Group Reduction of Capital"	the proposed reduction of capital of Marks & Spencer Group under section 135 of the Companies Act;
"Marks & Spencer Group Share Schemes"	the Marks and Spencer Group p.l.c. 2002 Executive Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 Savings Related Share Option Scheme, the Marks and Spencer Group p.l.c. 2002 All-Employee Share Scheme Ownership Plan, the Marks and Spencer Group p.l.c. 2002 Profit Sharing Scheme (Ireland), the Marks and Spencer Group p.l.c. 2002 Restricted Share Plan, the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme, particulars of which are set out in paragraph 8 of Part 7 of this document;
"Marks & Spencer Group Shareholder(s)"	holder(s) of either New Ordinary Shares and/or B Shares as appropriate;
"Marks & Spencer Profit Sharing Schemes"	the Marks and Spencer p.l.c. 1997 Delayed Profit Sharing Scheme and the Marks and Spencer p.l.c. Profit Sharing Scheme (Ireland);
"Marks & Spencer Restricted Share Plans"	the Marks & Spencer Restricted Share Plan for Employees who are not Directors and the Marks & Spencer Restricted Share Plan for Luc Vandevelde;
"Marks & Spencer Share Option Schemes"	the Marks and Spencer p.l.c. 1984 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Share Option Scheme, the Marks and Spencer p.l.c. 1987 Savings Related Share Option Scheme, the Marks and Spencer p.l.c. 1997 Executive Share Option Scheme, the Marks and Spencer p.l.c. 1997 Savings Related Share Option Scheme and the Marks and Spencer p.l.c. 2000 Executive Share Option Scheme;
"Marks & Spencer Share Schemes"	the Marks & Spencer Profit Sharing Schemes, the Marks & Spencer Share Option Schemes, the Marks & Spencer Restricted Share Plans and the Marks and Spencer p.l.c. 1997 Immediate Profit Sharing Scheme;
"Marks & Spencer Shareholder"	a holder of Ordinary Shares;
"New Group"	Marks & Spencer Group and its subsidiary undertakings on and after the Scheme Effective Date;
"New Ordinary Share Capital"	the aggregate of the issued New Ordinary Shares of Marks & Spencer Group;
"New Ordinary Shares"	means: (i) prior to the Marks & Spencer Group Reduction of Capital, the ordinary shares of 245 pence each in Marks & Spencer Group to be allotted and issued pursuant to the Scheme; (ii) following the Marks & Spencer Group Reduction of Capital, the ordinary shares in Marks & Spencer Group of 25 pence each;
"Official List"	the Official List of the UK Listing Authority;
"Option holders"	holders of options to acquire ordinary shares under the Marks & Spencer Share Option Schemes;

"Order Date"	the date on which the order of the Court sanctioning the Scheme is made;
"Ordinary Shares"	ordinary shares with a nominal value of 25 pence each in the share capital of Marks & Spencer;
"Overseas Shareholders"	shareholders resident in, or citizens of, jurisdictions outside the UK;
"PEPs"	personal equity plans;
"Proposals"	the proposed Return of £2 billion to be achieved via the Scheme and the Marks & Spencer Group Reduction of Capital;
"Registrars"	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA;
"Regulations"	the uncertificated Securities Regulations 1995 (SI 1995 No. 95/3272);
"Return of £2 billion"	the proposed return of approximately £2 billion to shareholders, subject to shareholder and Court approval;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act between Marks & Spencer and holders of Ordinary Shares including any modification, addition or condition approved or imposed by the Court, a summary of which is set out in Part 5 of this document and full details of which are set out in the Circular dated 29 January 2002;
"Scheme Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Scheme Record Time"	5.00 p.m. on the business day immediately preceding the Scheme Effective Date;
"SEC"	the US Securities and Exchange Commission;
"Securities Act"	the US Securities Act of 1933, as amended;
"Shareholder Helpline"	the helpline set up to advise Marks & Spencer Shareholders on how to complete the Forms of Proxy for the Court Meeting and EGM and the Form of Election;
"Shareholders"	holders of Ordinary Shares and/or New Ordinary Shares and/or B Shares as the context may require;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	when used in relation to shares, recorded on the relevant register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;
"US" or "United States"	the United States of America, its territories and possessions; and
"US Holder"	Marks & Spencer Shareholders with US registered addresses.

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